Scotiabank is one of North America’s premier financial institutions, and Canada’s most international bank. Through our team of 69,000 employees, Scotiabank and its affiliates offer a broad range of products and services, including retail, commercial, corporate and investment banking to more than 12.5 million customers in some 50 countries around the world.

Total net income by business lines

Total net income
$3,140 million

Domestic — $1,724 million
International — $1,186 million
Scotia Capital — $787 million
Other — $(557) million

Financial Highlights: page 23

2	A Message from the Chairman of the Board

3	A Message from the President and CEO

6	Executive Management Team

7	Corporate Governance and Ethics — 2008 Board of Directors

10	Report on Business Lines

12	Canadian Banking

14	International Banking

16	Scotia Capital

18	Corporate Social Responsibility

21	Management’s Discussion and Analysis

23	2008 Financial Highlights

24	Overview

28	Group Financial Performance

37	Group Financial Condition

51	Business Line Overview

62	Risk Management

77	Controls and Accounting Policies

83	Supplementary Data

102	Management’s Report on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm

104	Management’s Responsibility for Financial Information

105	Shareholders’ Auditors’ Report

106	Consolidated Balance Sheet

107	Consolidated Statement of Income

108	Consolidated Statement of Changes in Shareholders’ Equity

108	Consolidated Statement of Comprehensive Income

109	Consolidated Statement of Cash Flows

110	Notes to the Consolidated Financial Statements

158	Principal Subsidiaries

159	Shareholder Information

160	Glossary

161	Basel II Glossary

Our goal is to be the best Canadian-based international financial services company.
3 strong platforms for growth

Q1	Q2	Q3	Q4

1. Canadian Banking Canadian Banking provides a broad range of financial products and services to retail, small business, commercial and wealth management customers through a multi-channel delivery network across the country.
Scotiabank partners with Western Union to offer international money transfer services.	Scotiabank launches “Bank the Rest,” an innovative savings program that helps customers save every time they use their debit cards.	Scotiabank signs an agreement to purchase E*TRADE Canada.	Scotiabank introduces the ScotiaHockey Visa card.

2. International Banking International Banking encompasses Scotiabank’s retail and commercial banking operations in more than 40 countries outside Canada – an international presence unmatched by our domestic competitors. This business line provides a full range of financial services across the Caribbean and Central America, Mexico, Latin America and Asia.
Scotiabank acquires assets from Grupo Altas Cumbres in the Dominican Republic and Guatemala.	Scotiabank expands in Peru by purchasing Banco del Trabajo.	Scotiabank purchases 47.5% of ProFuturo AFP, Peru’s fourth-largest private pension fund.	Scotiabank creates a joint venture with Bank of Beijing in China.

3. Scotia Capital
Scotia Capital is the wholesale banking arm of the Scotiabank Group, offering a wide variety of products to corporate, government and institutional clients, and providing full-service coverage across the NAFTA region, as well as serving selected niche markets globally.
Scotia Capital named Best Foreign Exchange Bank in Canada for the fourth year in a row, by Global Finance magazine.	Scotia Waterous acts as co-financial advisor to Bois d’Arc Energy, Inc. on the US$1.8 billion acquisition of Bois d’Arc by Stone Energy Corporation.	Scotia Capital acts as joint bookrunner on a US$1.3 billion multi-tranche offering of collateral trust bonds by National Rural Utilities Cooperative Finance Corporation.	Scotia Capital Mexico opens new state-of-the-art premises and trade floor.
2008 Scotiabank Annual Report    1

A message from the Chairman of the Board
I am pleased to report to you, for the final time, as Chairman of Scotiabank: I will be retiring after the Bank’s annual meeting of shareholders in March 2009. It has been my great privilege to serve you in this capacity these past five years.
In my first message to you as Chairman, in the 2004 annual report, I noted that, since joining the Board in 1997, I have been impressed by the people and culture of this organization, its values and commitment to doing what is right – all of which have contributed to the Bank’s record of performance.
     Five years later, I continue to be impressed, and I believe these factors have helped Scotiabank manage through the significant challenges presented by recent upheaval in global markets. They have provided us with a solid foundation that remains firm in the face of the current economic storm, and give me confidence that our Bank has a promising long-term future ahead of it.
     Everyone at Scotiabank contributes to fostering the prevailing culture of accountability, openness and integrity, beginning with the Board of Directors. The Board’s guidance, supervision and commitment to sound corporate governance ensure that our Bank is managed for the benefit of all its many stakeholders. We are proud that Scotiabank’s policies and procedures meet or exceed the standards and requirements in all the locations where we operate.
     The Board is committed to having a non-executive Chairman or a Lead Director, to ensure independent Board leadership. I’m pleased to inform you that John T. Mayberry, CM, will assume the role of non-executive Chairman after the upcoming annual meeting, pending his re-election as a director. Mr. Mayberry has been a director of Scotiabank since 1994, and is the retired Chair of the Board and Chief Executive Officer of Dofasco Inc. – experiences that will be invaluable to him in his new role.
     In May of this year, we welcomed Thomas O’Neill, retired Chair of the Board of PwC Consulting, and Indira Samarasekera, President and Vice-Chancellor of the University of Alberta, to the Board. Their broad experiences in the fields of finance and public policy stand to contribute a great deal to our work.
     I would like to acknowledge that Laurent Lemaire, a director of the Bank since 1987, will be retiring from the Board at the upcoming annual meeting. He has served the Board, the Bank and its shareholders with distinction for many years, and we thank him for his service and counsel.
     Finally, on behalf of the Board, I would like to pay tribute to the employees of the Scotiabank Group for their significant contributions to the Bank and to their communities – in particular, their unwavering dedication to our customers. Scotiabank’s people live the Bank’s values every day, and they are most deserving of our appreciation.

Arthur R.A. Scace
Chairman of the Board
2    2008 Scotiabank Annual Report

A message from the President and Chief Executive Officer
During fiscal 2008, global financial markets experienced unprecedented volatility and uncertainty, with a number of major financial institutions in the U.S. and Europe failing or facing significant issues of confidence. Credit markets tightened as capital and liquidity became increasingly scarce, which led to extraordinary government and central bank intervention in many markets to protect national financial systems. All this occurred alongside a slowing global economic environment and declining consumer confidence in major markets around the world.
We have not been immune to this turmoil: Canadian banks have been affected. On the positive side, with these conditions as the backdrop, Scotiabank has performed well over the past year when compared to our major Canadian and global competitors, although it was clearly a difficult year for our company and our shareholders.
     Net income for 2008 was $3.1 billion, compared to $4.05 billion last year. Return on equity was 16.7% versus 22.0% last year, below our target range of 20-23%. Our productivity ratio, at 59.4%, continues to be among the best of our Canadian peers, reflecting our strength in expense management, although we did not achieve our target of keeping this ratio below 57%. Year-over-year earnings per share (diluted) were $3.05, compared to $4.01 in 2007. Unfortunately, at negative 24%, we did not achieve our fourth key target – to generate growth in earnings per common share (diluted) of 7 to 12%. With a Tier 1 capital ratio of 9.3%, we met our goal of maintaining sound, strong capital ratios by international standards.
     These results were due primarily to the impact of the turbulent market conditions, which also had a negative effect on Scotiabank’s share price ($40.19 at year end). Our total shareholder return (including both dividends and change in the price of the Bank’s common shares) was negative 21.6%, the first time in the past 14 years that the return was not positive. This still compares favourably to the S&P/TSX Composite Total Return Index, which lost more than 31% during the past year. It also compares favourably to returns on financial services companies globally, which were down more than 40% as measured by the S&P Global Financial Services index. During 2008, shareholders received two quarterly dividend increases, with dividends per share totalling $1.92, an increase of 10% from 2007.
     While economic challenges will continue in 2009 (the Bank’s outlook is discussed throughout the Management’s Discussion and Analysis section of this report), we are confident that stability will return to the global financial sector – and that Scotiabank’s long-term future remains positive. We believe we have the right strategies in place, supported by a solid capital foundation; strong diversification by business line, geography and product; a tremendous risk management culture; a strong focus on expense control and a great team of people.
Progress on priorities
Each of our businesses made progress on our three key priorities – sustainable revenue growth, capital management and leadership – and contributed to our results in 2008.
Canadian Banking had a solid year, with market share growth in total personal
2008 Scotiabank Annual Report    3

A message from the President and Chief Executive Officer
lending, mutual funds and small business, along with strong volume growth in mortgages and commercial banking. Its focus remained on expanding services to small business, commercial and pre-retirement/affluent customers, and on strengthening its business in personal core deposits, mutual funds, credit cards and insurance. We acquired top-ranked online brokerage E*TRADE Canada, which doubled our footprint in the Canadian online investing market. This move, combined with last year’s investment in DundeeWealth, further cements our strong position in the mutual fund industry and our commitment to continue to grow our wealth management business.
     International Banking continued to benefit from strong loan and deposit growth from existing businesses and the positive impact of acquisitions. We increased our ownership of Scotiabank Peru to 98% by purchasing the 20% interest owned by Intesa Sanpaolo S.p.A., and then strengthened our presence by purchasing the assets of Banco del Trabajo – an acquisition which also expanded our operations in the Dominican Republic and Guatemala. We also broadened our distribution network by opening new branches and offices, particularly in Mexico and Peru.
     Scotia Capital was the division most affected by the negative global market conditions, particularly in the fourth quarter, but benefited from strong risk management practices and a diversified portfolio of businesses. Scotia Waterous, ScotiaMocatta, fixed income and foreign exchange all had record performances. In addition, there was good volume growth in lending, with minimal losses.
Focus for 2009
We expect the economic uncertainty that we faced in 2008 will continue in 2009; however, we remain confident that our strengths, our strategy and our keen focus on our key priorities will enable us to manage through these challenges, to grow and maintain our record of success over the long term.
     Driving sustainable revenue growth, both organically and through acquisitions, remains one of our top priorities. In pursuing growth opportunities, we have to react to the uncertain environment and must be even more selective, carefully considering our options based on capital, risk and cost demands.
     In Canadian Banking, this means we will target key customer segments – and innovative products and services that deepen relationships and maximize our share of our customers’ business. In International Banking, we will continue to selectively expand the products and services we offer in high-growth markets, and share best practices across our global network to improve the customer experience and operational efficiency. Scotia Capital will maintain its focus on conservatively managing risk, while building our considerable capabilities in the NAFTA region, as well as in specific sectors where we have a competitive advantage, such as oil and gas and mining.
     Dynamic capital management also remains a priority. We have a solid capital base – which is strong by world standards – that provides us with a cushion against economic turbulence, as well as the opportunity to make select investments that will help our growth objectives – including further acquisitions. In managing our capital, we will be focusing on achieving the right risk balance, given the current challenging operating environment.
     Our third priority is leadership. As Canada’s most international bank, we are fortunate to have strong leadership talent from around the globe. Identifying and developing this talent to drive business innovation and growth will be a critical component of our future success.
4    2008 Scotiabank Annual Report

     It is very clear to us that conservative risk management and a strong focus on expense control – traditional Scotiabank strengths – are important factors in our success. Therefore, we are also emphasizing them as priorities for 2009. In risk management, we are identifying ways to further strengthen procedures, leveraging our long-standing expertise. Similarly, we are re-evaluating our cost structures to ensure continued high levels of productivity. We are finding ways to reduce discretionary spending; for example, by slowing our branch expansion plans.
One Team, One Goal
Our continued achievements are a credit to our 69,000 employees worldwide. Our “One Team, One Goal” philosophy unites us in our goal to be the best international financial services company based in Canada.
     We are proud that employees think Scotiabank is a great place to work. Overall employee satisfaction, as measured by our annual internal survey, ViewPoint, remains high at 86%, and the Bank continues to be recognized as an employer of choice, in Canada and around the world. The Globe and Mail Report on Business Magazine named Scotiabank one of Canada’s best employers for the fourth consecutive year, and we were also recognized as a top employer in Mexico and the Caribbean and Central America.
     In uncertain times, the strength of our employees, and our global management team and their commitment to meeting the needs of our customers and clients, becomes more important than ever. Scotiabank and our employees strongly believe in the principles of corporate social responsibility, whether it’s improving our environmental practices or supporting communities. In 2008, the Bank provided significant donations and sponsorship support to a variety of organizations and innovative projects that have made a difference in communities around the globe. Beyond our corporate support, Scotiabank employees volunteered their time last year, raising hundreds of thousands of dollars in the Bank’s name to assist meaningful local causes and groups. We are immensely proud of their efforts.
     A culture of good governance is important to the Bank, and Scotiabank is fortunate to have had Arthur Scace leading the Board of Directors over the past five years. A Scotiabank director since 1997, Mr. Scace will be retiring after the Bank’s annual meeting of shareholders in March 2009. We have all benefited from his steady guidance, wise leadership and continuing commitment to Scotiabank, and we thank him for his many contributions to the Bank’s success.
Optimism for the future
Moving into 2009, we are positive about the year ahead. The challenges we faced in financial markets in 2008 have been significant, and will continue to have an impact on our operations in 2009, but governments, regulators, central banks and financial institutions such as ours are taking the right steps to address the financial unrest. We remain confident that Scotiabank will successfully manage through this period of upheaval. With an ongoing focus on executing our strategies and priorities, controlling our risks and expenses, and growing our three business platforms – with our strong foundation and a great team of people working together – we will continue to grow and succeed, for the benefit of all our stakeholders.

Rick Waugh
President and Chief Executive Officer
2009 Objectives

Financial
•	Return on equity of 16-20%

•	Diluted earnings per share growth of 7-12%
•	Long-term shareholder value through increases in dividends and stock price appreciation
People
•	High levels of employee satisfaction and engagement

•	Enhance diversity of workforce

•	Commitment to corporate social responsibility and strong community involvement
Customer
•	High levels of customer satisfaction and loyalty

•	Deeper relationships with existing customers

•	New customer acquisition
Operational
•	Productivity ratio of <58%

•	Sound ratings

•	Strong practices in corporate governance and compliance processes

•	Maintain strong capital ratios
We are confident... that Scotiabank’s long-term future remains positive.
We believe we have the right strategies in place...
supported by a solid capital foundation...
strong diversification by business line, geography and product...
a tremendous risk management culture...
a strong focus on expense control...
and a great team of people.
2008 Scotiabank Annual Report    5

Executive Management Team

Rick Waugh
President and Chief Executive Officer

Sarabjit (Sabi) S. Marwah
Vice-Chairman and
Chief Operating Officer

Deborah M. Alexander
Executive Vice-President, General
Counsel and Secretary

Alberta G. Cefis
Executive Vice-President & Head,
Global Transaction Banking

Sylvia D. Chrominska
Group Head, Global Human
Resources and Communications

Mike Durland
Group Head, Global Capital Markets,
and Co-Chief Executive Officer,
Scotia Capital

Wendy Hannam
Executive Vice-President, Personal
Banking and Distribution, Canada

Timothy P. Hayward
Executive Vice-President and
Chief Administrative Officer,
International Banking

Stephen Hart
Executive Vice-President,
Chief Credit Officer

Jeffrey C. Heath
Executive Vice-President &
Group Treasurer

Robin S. Hibberd
Executive Vice-President, Personal
Lending & Insurance, Canada

Christopher J. Hodgson
Group Head, Canadian Banking

Dieter W. Jentsch
Executive Vice-President,
Commercial Banking, Canada

Barb Mason
Executive Vice-President,
Wealth Management, Canada

Stephen D. McDonald
Group Head, Global Corporate and
Investment Banking, and Co-Chief
Executive Officer, Scotia Capital

Kim B. McKenzie
Executive Vice-President, Information
Technology and Solutions

Robert H. Pitfield
Group Head, International Banking

Brian J. Porter
Group Head, Risk and Treasury

S. Jane Rowe
Executive Vice-President,
Executive Offices

Luc A. Vanneste
Executive Vice-President and
Chief Financial Officer

Anatol von Hahn
Executive Vice-President,
Latin America
6    2008 Scotiabank Annual Report

Corporate Governance and Ethics
Integrity is the hallmark and foundation of Scotiabank’s business, and the key to building strong, lasting relationships with all of our stakeholders — including shareholders, employees, customers and the communities in which we operate.
As our business grows ever more global, we strive to ensure that our practices meet or exceed all local, Canadian and international standards and requirements. The Bank’s corporate governance practices do not differ significantly from the NYSE listed company corporate governance standards.
     Our commitment to operating with integrity is rooted in a strong corporate governance structure and culture, based on the principles of accountability and openness. Scotiabank’s corporate governance policies are designed to maintain the independence of the Board of Directors and its ability to effectively supervise management’s operation of the Bank. The Board strives to balance the interests of the Bank’s diverse constituencies around the world.
     The Board and its Corporate Governance and Pension Committee, which is composed entirely of independent directors, maintains responsibility for the Bank’s corporate governance structure and procedures. The committee reviews the Bank’s corporate governance policies at least once a year, and provides its recommendations for any changes to the Board. Strong internal compliance procedures and a comprehensive risk management framework are also part of the everyday structure and operation of the Bank.

Our best practices
•	Scotiabank’s Board is led by a non-executive chairman.

•	15 of the Bank’s current 16 directors are independent.

•	The representation of women on the Board stands at 25%.

•	The Bank developed a formal Corporate Governance Policy in 2002, which has been enhanced and re-approved each year since. It is reviewed at least annually.

•	Shareholders vote for individual directors. Directors receiving more votes “withheld” than “for” in an uncontested election are required to tender their resignation.

•	All four of the Board’s committees meet independence guidelines in terms of composition.

•	The Board conducts an annual review of its performance and that of its committees.

•	At each meeting of the Board and Board committees, time is specifically reserved for independent discussion without management present.

•	An orientation program is in place for all new directors. They also receive a Corporate Governance Information book, which is updated annually and reissued to all directors. All directors participate in the Board’s ongoing education sessions throughout the year.

•	All directors, officers and employees of Scotiabank must acknowledge their adherence annually to the Scotiabank Guidelines for Business Conduct. The Bank has also adopted a Financial Reporting Whistleblower Policy.

•	Directors are expected to hold Bank common shares and/or Director Deferred Share Units with a value not less than $450,000, a level that must be reached within five years of joining the Board.

2008 Scotiabank Annual Report    7

Corporate Governance and Ethics
     Scotiabank’s directors are business and community leaders active at the regional, national and international levels and, collectively, they represent an invaluable breadth of experience. They have been carefully selected for their qualifications – which include, among other factors, their financial literacy, integrity and demonstrated sound and independent business judgment.
     Scotiabank continually looks for ways to strengthen its corporate governance policies and procedures at all levels across the Bank. During 2008, for example, the Bank updated its Guidelines for Business Conduct, which are an important part of our commitment to integrity and ethical business practices. All directors, officers and employees of Scotiabank must annually acknowledge their adherence to the guidelines.
     Scotiabank was recognized by the Canadian Coalition for Good Governance with an Honourable Mention for its 2008 Governance Gavel Award for Excellence in Director Disclosure, which recognizes excellence in how companies communicate with their shareholders via the annual proxy circular.
We firmly believe that our ongoing commitment and efforts to ensure a strong corporate governance structure and culture across our organization help us deliver value to all our stakeholders.

Committee	Members	Key Responsibilities

Corporate Governance Committee	Allan C. Shaw (Chair), C.J. Chen, N. Ashleigh Everett, John C. Kerr, Elizabeth Parr-Johnston, Alexis E. Rovzar de la Torre, Paul D. Sobey and Arthur R.A. Scace (ex officio)	• continually assesses the Bank’s overall approach to corporate governance. • is responsible for director nominations. • oversees the administration of the Bank’s pension plan.

Human Resources Committee	Arthur R.A. Scace (Chair), Ronald A. Brenneman, N. Ashleigh Everett, John C. Kerr, Laurent Lemaire, John T. Mayberry, Barbara S. Thomas
•   reviews the senior level organization structure and staffing of the Bank.

•   makes recommendations to the Board with respect to officer compensation, incentive compensation plans and equity compensation plans.

•   monitors executive compensation design and governance trends.

Executive & Risk Committee	John T. Mayberry (Chair), The Honourable Michael J.L. Kirby, Laurent Lemaire, Arthur R.A. Scace, Allan C. Shaw, Rick Waugh
•   advises executive management on highly sensitive or major strategic issues.

•   assists the Board in its risk management responsibilities by reviewing and approving credit, investment and market risks and reviewing, monitoring and approving risk-related policies, procedures and standards, as required by regulatory agencies.

Audit & Conduct Review Committee	The Honourable Michael J.L. Kirby (Chair), Ronald A. Brenneman, Thomas C. O’Neill, Elizabeth Parr-Johnston, Alexis E. Rovzar de la Torre, Indira V. Samarasekera, Paul D. Sobey, Barbara S. Thomas and Arthur R.A. Scace (ex officio)
•   oversees the quality, integrity and timeliness of the Bank’s financial reporting.

•   reviews transactions with related parties and monitors procedures for resolving conflicts of interest and identifying potential conflict situations.

For more information
Please go to www.scotiabank.com in the About Scotiabank section for detailed reports on the following:
•	Corporate Governance Policies.

•	Statement of Disclosure Policy and Practices and Mandate of Disclosure Committee.

•	Director Independence Standards.

•	Members, committees, charters and mandates of the Board of Directors.

•	Director Compensation.

•	Biographies of our executive management team.

•	Notice of Annual Meeting of Shareholders, which includes information on each of the directors, Board committees and our corporate governance practices.

•	Corporate Social Responsibility Report.

•	The webcast of the annual meeting, archived annual meetings and annual reports.

•	Summary of Significant Corporate Governance Differences.

•	Guidelines for Business Conduct.
8    2008 Scotiabank Annual Report

2008 Board of Directors
Ronald A. Brenneman
Mr. Brenneman is President and Chief Executive Officer of Petro-Canada. He has been a Scotiabank director since March 28, 2000.
C.J. Chen
Mr. Chen is Counsel to Rajah & Tann LLP, a major Singapore law firm. He has been a Scotiabank director since October 30, 1990.
N. Ashleigh Everett
Ms. Everett is President, Corporate Secretary and a director of Royal Canadian Securities Limited. She has been a Scotiabank director since October 28, 1997.
John C. Kerr, C.M., O.B.C., LL.D.
Mr. Kerr is Chairman of Lignum Investments Ltd. He has been a Scotiabank director since March 30, 1999.
The Honourable Michael J.L. Kirby
Mr. Kirby is Chairman of The Mental Health Commission of Canada and a corporate director. He has been a Scotiabank director since March 28, 2000.
Laurent Lemaire
Mr. Lemaire is Chairman of the Board of Cascades Inc. He has been a Scotiabank director since March 31, 1987.
John T. Mayberry, C.M.
Mr. Mayberry is a corporate director and the retired Chair of the Board and Chief Executive Officer of Dofasco Inc. He has been a Scotiabank director since March 29, 1994.
Thomas C. O’Neill
Mr. O’Neill is a corporate director and the retired Chair of the Board of PwC Consulting. He has been a Scotiabank director since May 26, 2008.
Elizabeth Parr-Johnston, C.M., Ph.D., D.Litt.
Dr. Parr-Johnston is President of Parr-Johnston Economic and Policy Consultants. She has been a Scotiabank director since October 26, 1993.
Alexis E. Rovzar de la Torre
Mr. Rovzar is a Partner in the Latin America practice group of White & Case LLP. He has been a Scotiabank director since December 31, 2005.
Indira V. Samarasekera, O.C., Ph.D.
Dr. Samarasekera is President and Vice-Chancellor of the University of Alberta. She has been a Scotiabank director since May 26, 2008.
Allan C. Shaw, C.M., LL.D.
Mr. Shaw is Non-Executive Chairman of The Shaw Group Holding Limited. He has been a Scotiabank director since September 30, 1986.
Arthur R.A. Scace, C.M., Q.C.
Mr. Scace is Chairman of Scotiabank and is a corporate director. He has been a Scotiabank director since March 25, 1997, and Chairman since March 2, 2004.
Paul D. Sobey
Mr. Sobey is President and Chief Executive Officer of Empire Company Limited. He has been a Scotiabank director since August 31, 1999.
Barbara S. Thomas
Ms. Thomas is a corporate director. She has been a Scotiabank director since September 28, 2004.
Rick Waugh
Mr. Waugh is President and Chief Executive Officer of Scotiabank. He was appointed a Scotiabank director on March 25, 2003. He is also a director of certain international subsidiaries of the Bank.
Honorary Directors*

Lloyd I. Barber, C.C.,
S.O.M., LL.D., Ph.D.
Regina Beach,
Saskatchewan
Bruce R. Birmingham
Oakville, Ontario
E. Kendall Cork
Hillsburgh, Ontario
Sir Graham Day
Hantsport, Nova Scotia
Peter C. Godsoe, O.C.
Toronto, Ontario
M. Keith Goodrich
Lake Forest, Illinois,
U.S.A.
The Honourable
Henry N.R.
Jackman, O.C.
Toronto, Ontario
Pierre J. Jeanniot, O.C.
Montreal, Quebec
John J. Jodrey,
C.M., D.C.L.
Hantsport, Nova Scotia
Gordon F. MacFarlane,
O.B.C., LL.D.
Surrey, British Columbia
Donald Maclaren
Ottawa, Ontario
Gerald J. Maier, O.C.
Calgary, Alberta
Malcolm H. D. McAlpine
London, England
The Honourable
Barbara J. McDougall,
P.C., O.C.
Toronto, Ontario
Ian McDougall
Lynbrook, New York
William S. McGregor
Edmonton, Alberta
David E. Mitchell, O.C.
Calgary, Alberta
David Morton
Westmount, Quebec
Helen A. Parker
Sidney, British Columbia
Paul J. Phoenix
Burlington, Ontario
Robert L. Pierce, LL.B
C.M., Q.C.
Calgary, Alberta
David H. Race
Toronto, Ontario
Cedric E. Ritchie, O.C.
Toronto, Ontario
Thomas G. Rust,
C.M., LL.D.
Vancouver, British
Columbia
Isadore Sharp, O.C.
Toronto, Ontario
Gerald W. Schwartz,
O.C.
Toronto, Ontario

*	Honorary directors do not attend meetings of the Board.
2008 Scotiabank Annual Report    9

Report on Business Lines
     Diversity by business lines and by geography

Through our 3 platforms for growth

Our core purpose is to be the best at helping customers become financially better off. This guides all our decisions. We are committed to providing excellence in customer service by living our shared values, as a team and individually. Diversification, by business and geography, continues to be the focus of our strategy and underpins our potential for sustainable earnings growth in each of our three business lines – Canadian Banking, International Banking and Scotia Capital – over the long term.
1
Canadian Banking
•	More than 7 million customers

•	1,016 retail branches

•	102 wealth management branches

•	2,943 ABMs
2
International Banking
•	48 countries

•	5.5 million customers

•	1,500 branches and offices (excluding affiliates)

•	2,660 + ABMs (excluding affiliates)
3
Scotia Capital
•	Longstanding relationships with corporate, government and institutional clients

•	Sectoral focus

•	NAFTA platform

•	Prudent risk management
10   2008 Scotiabank Annual Report

Canada Scotiabank is the third-largest bank in Canada by market capitalization. Founded in 1832, Scotiabank's horizons have steadily expanded from one small four-person office in Halifax to operating in some 50 countries around the world.

Russia With the opening of a representative office in Moscow in November 2007, Scotiabank became the only Canadian bank to have a presence in each of the BRIC countries.

U.S. Scotiabank is one of the leading foreign banks serving large national and multinational corporations in the U.S. through Scotia Capital and our Global Transaction Banking division.

Asia We have a presence in 11 countries in Asia, where we provide wholesale banking services, including commercial and corporate banking, treasury and trade finance services. Retail services are also offered in select locations.

Caribbean and Central America We have a dominant presence in the Caribbean – where we first opened a branch more than a century ago – and we're in six out of seven of the countries in Central America.

Europe and Middle East
We provide corporate loans, trade finance, retail and commercial banking services to institutional and high net worth clients, as well as precious metals capabilities through ScotiaMocatta.

Latin America We have a growing presence in Latin America, where we are the third-largest bank in Peru and the sixth-largest bank in both Mexico and Chile. We also have representative offices in Brazil and Venezuela.

North American Locations:
Canada, Mexico, United States
Central & South American Locations:
Belize, Brazil, Chile, Costa Rica, El Salvador, Guatemala, Guyana, Nicaragua, Panama, Peru, Venezuela
Caribbean Locations:
Anguilla, Antigua and Barbuda, Bahamas, Barbados, British Virgin Islands, Cayman Islands, Dominica, Dominican Republic, Grenada, Haiti, Jamaica, Netherlands Antilles and Aruba, Puerto Rico, St. Kitts and Nevis, St. Lucia, St. Maarten, St. Vincent and the Grenadines, Trinidad and Tobago, Turks and Caicos, U.S. Virgin Islands
European & Middle Eastern Locations:
Egypt, Ireland, Russia, Turkey, United Arab Emirates, United Kingdom
Asia/Pacific Locations:
Australia, China, Hong Kong SAR, People’s Republic of China, India, Japan, Korea (Republic of), Malaysia, Singapore, Taiwan, Thailand, Vietnam
•	Areas in red indicate a full range of corporate, commercial, trade finance or retail services.

•	Areas with a red dot indicate global corporate and investment banking, or capital market businesses, Scotiabank representative offices or retail operations with less than 10 branches.
2008 Scotiabank Annual Report   11

Report on Business Lines
     Canadian Banking
1
Scotiabank continues to build on its commitment to bring more hockey to more people across Canada. Extending our official status with the NHL and NHL Players Association in Canada, Scotiabank has partnered with the NHL Alumni Association; the Canadian Women’s Hockey League; Jarome Iginla, captain of the Calgary Flames; and Cassie Campbell, former captain of the Canadian National women’s hockey team, to find new ways to involve Canadians in the game. In addition, we introduced our Scotia Community Hockey Sponsorship Program, which allows our branch managers to identify teams for local hockey sponsorship initiatives.
12   2008 Scotiabank Annual Report

Canadian Banking is committed to deepening relationships with retail, small business, commercial and wealth management customers; acquiring new customer relationships through our innovative programs and partnerships; driving profitable revenue growth; and continuing to build on leadership and talent development.
Partnerships: Scotiabank partnered with The Western Union Company, a global leader in money-transfer services, to offer international money transfer services. Customers now have the ability to send money to family members, friends and business colleagues in more than 200 countries and territories across the world. This is a further step in our ongoing commitment to meet the unique needs of our multicultural communities.
     To grow our wealth management business, we signed an agreement to purchase a 38% ownership in mutual fund giant CI Financial Income Fund.
Distribution network: We continued the strategic expansion of our distribution network, adding 13 new branches and 91 new ABMs in high-growth markets this year. We also expanded our sales capacity in key growth markets by hiring an additional 171 personal and small business sales officers and 32 call centre officers.
Sponsorships: We launched a new hockey website in March, scotiahockey.com, to showcase our continued association with Canada’s favourite sport. The launch was promoted with a national contest called Build Stanley, which challenged Canadians to create their own replicas of the Stanley Cup. In just seven weeks, the contest reached more than 100,000 hockey fans from coast to coast, primarily through the Internet, adding to our national visibility and increasing brand awareness.
New products and programs: To meet evolving customer needs and improve the customer experience, we continued to develop new products and programs:
•	Scotiabank launched the ScotiaHockey™ Visa card along with the ScotiaHockey Rewards™ program to meet the unique needs of hockey fans and families seeking to earn one-of-a-kind NHL rewards.

•	The new ScotiaGold Passport for business Visa card enables small business customers to keep their business and personal spending separate while earning valuable reward points that can be redeemed for an extensive array of rewards.
•	Scotiabank launched the Bank the Rest program, a first-of-its-kind savings program in Canada that helps customers save every time they use their Scotiabank debit cards.

•	Scotiabank was the first Canadian bank to offer a euro currency savings account.

•	Scotiabank was the first bank to give Canadians the opportunity to pre-register for a Tax Free Savings Account.
Acquisitions: We completed the purchase of top-ranked online brokerage E*TRADE Canada from its U.S. parent, E*TRADE Financial Corporation. The deal doubles Scotiabank’s footprint in the Canadian online investing market and demonstrates our commitment to pursuing opportunities to grow our wealth management business and drive revenue growth.
     Scotiabank’s Roynat Inc. purchased the lease portfolio assets of Irwin Commercial Finance Canada, a recognized leader and provider of lease finance services across Canada.
SCENE
Membership in SCENE, Scotiabank’s free entertainment rewards program, has grown to 1.2 million.

2008 Scotiabank Annual Report   13

Report on Business Lines
     International Banking
2
We are broadening our focus beyond our traditional retail customer base to gain access to new high net worth clients and sustain growth. To better serve our high net worth customers, we opened Scotia Private Client Group offices in Barbados, El Salvador, Peru, Trinidad and Tobago, and Turks and Caicos, complementing our other SPCG offices in the Bahamas, Cayman Islands and the Dominican Republic.
14   2008 Scotiabank Annual Report

We believe that Scotiabank’s greatest opportunities for growth can be found outside of Canada. Our International Banking division is growing through both organic initiatives and acquisitions in new and existing markets. We are building our distribution networks and our capabilities in key product areas, and we are also expanding beyond our traditional retail customer base to increase our presence in insurance and pension fund management.
Expanding our international footprint: We continued to expand our distribution network in key markets, adding more than 90 branches, including 58 in Mexico. We are also upgrading our contact centres, rolling out new Internet banking solutions and growing our external sales forces.
Broadening our reach: In 2008, we launched the enhanced ScotiaCard Visa Debit in Dominica, British Virgin Islands, Turks and Caicos and the Bahamas, allowing customers to make payments for purchases anywhere Visa is accepted, at home or abroad, including with online merchants. Visa Debit is now available in 11 countries across the Caribbean, and rollout to other markets will continue in 2009.
Customer experience: We are providing better service, greater convenience and more personalized financial solutions for our international customers by launching a multi-year initiative to improve how we interact with them. We are reviewing and then re-engineering key processes, such as account opening and complaint resolution, to reduce time and cost while improving the customer experience.
Acquisitions: We made strategic acquisitions and investments in key markets, including Peru, by increasing our ownership of Scotiabank Peru to 98%; purchasing Banco del Trabajo’s operations in that country, making Scotiabank number one in consumer finance; and acquiring 47.5% of Profuturo, Peru’s fourth-largest private pension fund.
     As part of our strategy to increase our presence in Asia, we formed a joint venture with the Bank of Beijing. Together, we will help create a new Chinese-based fund management company that will design and market a wide variety of mutual funds.
Awards: We continue to be recognized for our commitment to excellence, including strong customer satisfaction and loyalty. The Banker magazine selected Scotiabank as Bank of the Year 2008 in Canada, Belize, Costa Rica, Guyana, Trinidad & Tobago, and Turks & Caicos. Scotiabank Jamaica was selected Bank of the Year 2008 in Jamaica by Latin Finance. And in Mexico, Central America and the Caribbean, we were named as one of the 2008 Best Places to Work by the Great Place to Work Institute.
     We were also honoured for our commitment to corporate social responsibility when the Mexican Center for Philanthropy (CEMEFI) recognized Scotiabank Mexico as a Socially Responsible Business (Empresa Socialmente Responsable), the non-profit organization’s most important recognition. In addition, we received the Mejores Prácticas de Responsabilidad Social (Social Responsibility Best Practices) award from the institute.

2008 Scotiabank Annual Report   15

Report on Business Lines
     Scotia Capital
3
Scotia Waterous, the oil and gas M&A division of Scotia Capital, acted as exclusive financial advisor to Penn West Energy Trust, the dominant independent oil producer in Western Canada, on its acquisition of Canetic Resources Trust. The combination created the largest conventional oil and gas trust in North America.
16   2008 Scotiabank Annual Report

Scotia Capital remains focused on growing revenue while prudently managing risk. Revenue growth is expected to come from establishing new client relationships; building global capabilities in selected industries and sectors where we have a competitive advantage such as oil and gas, mining, power, infrastructure and institutional investor (buy-side) clients; and leveraging our NAFTA platform.
NAFTA platform: Scotia Capital acted as joint bookrunner on a US$1.3 billion multi-tranche offering of collateral trust bonds by National Rural Utilities Cooperative Finance Corporation. The transaction was the largest U.S. dollar bond offering ever led by Scotia Capital.
     We also acted as financial advisor and placement agent on a $500 million equity private placement for Aurigen Re Capital Limited, a Bermuda-based reinsurance company. The transaction represented one of the largest equity private placements in Canadian history.
     Scotia Capital’s Global Energy Solutions team, working closely with Scotiabank’s International Banking division, acted as lead arranger and lead hedge advisor for AES, one of the world’s largest power companies, on a hedging program for a new power plant in Panama.
Scotia Capital Mexico opened new premises, including a state-of the-art trading floor, in Mexico City, integrating more than 200 employees in one location at the Scotiabank Plaza building. The new premises and trade floor demonstrate Scotia Capital’s ongoing, long-term commitment to its operations and to providing clients with the best possible service.
Oil & gas: Scotia Waterous acted as co-financial advisor to Bois d’Arc Energy, Inc. on the US$1.8 billion acquisition of Bois d’Arc by Stone Energy Corporation. The combined company is one of the largest Gulf of Mexico-focused operating companies.
     Scotia Waterous also acted as exclusive financial advisor to Hupecol Caracara LLC, on its sale of Colombian oilfield assets for US$920 million to CEPSA Colombia S.A., a wholly owned subsidiary of Compañía Española de Petróleos, S.A.
Mining: As well as being financial advisor to Hecla Mining Co., on its purchase of Rio Tinto’s interest in the Greens Creek silver mine for US$750 million, Scotia Capital, in association with the transaction, acted as sole lead arranger and administrative agent on US$380 million of credit facilities, and provided the interest rate hedging program.
Awards and recognition: On Dec. 1, 2007, ScotiaMocatta celebrated its 10th anniversary. ScotiaMocatta was created in 1997 with the purchase of Mocatta, the world’s oldest bullion dealer, and its amalgamation with Scotiabank’s precious metals division. In addition, for the second consecutive year, ScotiaMocatta received a prestigious award from the Gem & Jewellery Export Promotion Council of India, for being the largest supplier of gold to manufacturing jewellery exporters across India. ScotiaMocatta is the only bullion bank to receive this award.
     Scotia Capital was recognized with two Project Finance magazine awards:
•	North American Nuclear Deal of the Year (Bruce Power), and
•	North American Acquisition Deal of the Year (Ontario Teachers’ Pension Plan acquired marine container terminals from Orient Overseas).

2008 Scotiabank Annual Report   17

     Corporate Social Responsibility
In 2008, we marked the first full year of operation for the Scotiabank Bright Future Program, our new corporate giving program that focuses on enhancing the well-being of children in the Caribbean and Latin America. Projects in the areas of education, health, fitness and poverty reduction are chosen by local management teams, and employees are encouraged to participate.
18   2008 Scotiabank Annual Report

Corporate social responsibility (CSR) is a fundamental part of the way we do business at Scotiabank. It’s an opportunity for us to build better relationships with all our stakeholders by paying closer attention to how we fulfill our social, economic, environmental and ethical responsibilities. CSR allows us to align our operations with standards and expectations that are increasingly important to our shareholders, employees, customers and the communities where we operate.
CSR Achievements in 2008
Continued high levels of employee satisfaction
In 2008, 82% of the Scotiabank Group workforce took part in the annual ViewPoint employee survey. Our Employee Satisfaction Index, a measure of the overall level of employees’ satisfaction with their immediate work environment, remained high at 86%. Our Diversity Index, which measures employee perceptions of workplace fairness, respect, and manager sensitivity to work/life demands, also remained strong at 88%.
Top employer recognition
Scotiabank continued to be recognized as a top employer by a number of independent surveys and publications in many of the markets where we operate. The Bank was named among the 50 Best Employers in Canada for the fourth straight year by Report on Business magazine, and a top employer in Mexico for the fifth consecutive year by the Great Place to Work Institute. The institute also recognized Scotiabank among the best places to work in Central America and the Caribbean.
Spreading a culture of employee recognition worldwide
Scotia Applause, the Bank’s award-winning employee recognition program, went global in 2008, reinforcing a recognition culture across the organization. While Canadian employees sent more than 600,000 online peer recognition certificates during the year, the program was introduced in Jamaica, Bahamas, Guyana, Trinidad and Tobago, and Dominican Republic, with plans to expand to all of the Caribbean and Latin America by early 2010.
Reducing our environmental footprint
To help reduce paper consumption and promote sustainable forestry, Scotiabank introduced a new Environmental Paper Policy, which details the Bank’s commitment to integrating environmental considerations into its purchasing decisions. The policy mandates that purchased paper must come from legal and sustainable sources, and also sets reduction targets for paper use and expansion of recycling programs, domestically and internationally.
Providing investors with green options
In 2008, we launched the Scotia Global Climate Change Fund, the first of its kind in Canada, which gives Canadians the opportunity to invest in environmentally responsible companies that adopt technological and environmental practices to address climate change without compromising solid returns.
Creating sustainable rainforest solutions
We began a five-year gift to the Tides Canada Foundation to help preserve British Columbia’s Great Bear Rainforest, a 6.4 million hectare area, which is home to 25% of the earth’s remaining ancient coastal temperate forest and diverse wildlife. The donation will enable the foundation to create an innovative sustainability model in the region and establish a permanent endowment fund to support science and stewardship jobs among local First Nations communities.

2008 Scotiabank Annual Report   19

Corporate Social Responsibility
Adhering to the highest standards of business conduct
In 2008, the Scotiabank Guidelines for Business Conduct underwent a comprehensive review and update in order to provide employees with additional guidance on commonly occurring ethics issues, address emerging legal and regulatory requirements and better reflect the increasingly global nature of our Bank. As an important part of our commitment to integrity and ethical business practices, employees participate in an annual certification process and training programs to ensure they are fully versed in a variety of business conduct issues.
Serving customers with distinct needs
Scotiabank’s newly established Multicultural Banking team launched numerous initiatives to support immigrants before and after they arrive in Canada. The Scotiabank Start Right program includes free day-to-day banking for one year, a no-fee safety deposit box and access to VISA credit cards, specifically created after amending Bank credit policies to help newcomers build a Canadian credit history.
Growing microfinance offerings in the Caribbean, Central and South America
Building upon Scotiabank’s long-standing microfinance activities in Jamaica, where we have offered borrowing and savings support in poor communities since 2002, we recently expanded our microfinance activities to new locations. Through our purchase of Banco del Desarrollo in Chile, we provided small loans, banking and insurance services to 75,000 micro-business clients during 2008. And with the purchase of Banco del Trabajo in Peru, Banco de Antigua in Guatemala and Soluciones in Dominican Republic, we now deliver innovative lending services to small-scale businesses, ranging from single-mother entrepreneurs to farmers, fishermen and shopkeepers.
Meeting the needs of small business entrepreneurs
Using feedback we obtained from small business owners working in skilled trades, we launched new tools and services to help them reach their goals. The Skilled Trades Edition of the Scotia Blueprint for business™ Check-up is a financial diagnostic tool to offer entrepreneurs relevant advice through online resources, which complements our new customized business and personal banking package and credit options.
Building international learning partnerships
Scotiabank made a donation to the University of Alberta to establish The Scotiabank Mexico Corporate Social Responsibility Fund. Benefiting both graduate and undergraduate students, who are either coming from or going to Mexico, the fund will expand the faculty’s focus on key economic, social and environmental impacts such as sustainable agriculture and renewable resources.
Promoting healthy community involvement
The 2008 Scotiabank Toronto Waterfront Marathon enjoyed the most successful year in its nine-year history, raising over $1.2 million to benefit 63 community charities. More than 1,000 children trained for and participated in the Scotiabank MarathonKIDS event to promote active youth lifestyles. On the West Coast, the Scotiabank Vancouver Half-Marathon & 5K Run raised $205,700 for 10 area charities, including the Rick Hansen Foundation and BC Children’s Hospital.
Involving our employees in local solutions
Scotiabank Group employees helped the organization extend our community donations even further through their year-round involvement with countless local, national and global non-profit organizations and charitable causes. Supported by our Team Scotia Community Program and Scotiabank Employee Volunteer Program, which provide matching grants or contributions for employee involvement, our staff spent more than 240,000 hours volunteering and fundraising during the year.

Scotiabank is listed on the Dow Jones Sustainability Index (North America), the Jantzi Social Index, the FTSE4Good Index and the Carbon Disclosure Project, Canada’s Climate Leadership Index, which recognizes the world’s financial, social and environmental corporate leaders.
20   2008 Scotiabank Annual Report

Management’s Discussion and Analysis

23 2008 financial highlights

Overview

24 Financial results
26 Shareholder returns
26 Impact of foreign currency translation
26 Impact of acquisitions
27 Non-GAAP measures

Group Financial Performance

28 Total revenue
28 Net interest income
29 Other income
32 Non-interest expenses
32 Non-controlling interest
32 Taxes
32 Credit quality
35 Fourth quarter review

Group Financial Condition

37 Balance sheet
38 Capital management
42 Off-balance sheet arrangements
47 Financial instruments
48 Selected credit instruments

Business Lines

51 Overview
52 Canadian Banking
55 International Banking
58 Scotia Capital
61 Other

Risk Management

62 Overview
64 Credit risk
68 Market risk
73 Liquidity risk
75 Operational risk
75 Reputational risk
76 Environmental risk

Controls and Accounting Policies

77 Controls and procedures
77 Critical accounting estimates
81 Changes in accounting policies
82 Transition to international financial reporting standards
82 Related party transactions

Supplementary Data

83 Geographic information
85 Credit risk
90 Capital
91 Revenues and expenses
92 Other information
94 Eleven-year statistical review

2008 Scotiabank Annual Report       21

Management’s Discussion and Analysis

Forward-looking statements
Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of this report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
     Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
     December 8, 2008
22       2008 Scotiabank Annual Report

2008 financial highlights

As at and for the years ended October 31	2008	2007	2006	2005	2004

Operating results ($ millions)
Net interest income	7,574	7,098	6,408	5,871	5,701
Net interest income (TEB (1))	7,990	7,629	6,848	6,197	5,975
Total revenue	11,876	12,490	11,208	10,400	10,021
Total revenue (TEB(1))	12,292	13,021	11,648	10,726	10,295
Provision for credit losses	630	270	216	230	390
Non-interest expenses	7,296	6,994	6,443	6,043	5,862
Provision for income taxes	691	1,063	872	847	786
Provision for income taxes (TEB (1))	1,107	1,594	1,312	1,173	1,060
Net income	3,140	4,045	3,579	3,209	2,908
Net income available to common shareholders	3,033	3,994	3,549	3,184	2,892

Operating performance
Basic earnings per share ($)	3.07	4.04	3.59	3.19	2.87
Diluted earnings per share ($)	3.05	4.01	3.55	3.15	2.82
Return on equity(1) (%)	16.7	22.0	22.1	20.9	19.9
Productivity ratio (%) (TEB (1))	59.4	53.7	55.3	56.3	56.9
Net interest margin on total average assets (%) (TEB(1))	1.75	1.89	1.95	2.00	2.10

Balance sheet information ($ millions)
Cash resources and securities	125,353	118,030	118,878	93,964	75,928
Loans and acceptances (2)	300,649	238,685	212,329	178,003	160,974
Total assets	507,625	411,510	379,006	314,025	279,212
Deposits	346,580	288,458	263,914	217,445	195,196
Preferred shares	2,860	1,635	600	600	300
Common shareholders’ equity	18,782	17,169	16,947	15,482	14,685
Assets under administration	203,147	195,095	191,869	171,392	156,800
Assets under management	36,745	31,403	27,843	26,630	21,225

Capital measures(3)
Tier 1 capital ratio (%)	9.3	9.3	10.2	11.1	11.5
Total capital ratio (%)	11.1	10.5	11.7	13.2	13.9
Common equity to risk-weighted assets (%)	8.3	7.8	8.8	9.7	9.9
Tangible common equity to risk-weighted assets(1) (%)	7.3	7.2	8.3	9.3	9.7
Risk-weighted assets ($ millions)	250,591	218,337	197,010	162,799	150,549

Credit quality
Net impaired loans(4) ($ millions)	1,191	601	570	681	879
General allowance for credit losses ($ millions)	1,323	1,298	1,307	1,330	1,375
Net impaired loans as a % of loans and acceptances(2)(3)	0.40	0.25	0.27	0.38	0.55
Specific provision for credit losses as a % of average loans and acceptances(2)	0.24	0.13	0.14	0.16	0.31

Common share information
Share price ($)
High	54.00	54.73	49.80	44.22	40.00
Low	35.25	46.70	41.55	36.41	31.08
Close	40.19	53.48	49.30	42.99	39.60
Shares outstanding (millions)
Average — Basic	987	989	988	998	1,010
Average — Diluted	993	997	1,001	1,012	1,026
End of period	992	984	990	990	1,009
Dividends per share ($)	1.92	1.74	1.50	1.32	1.10
Dividend yield (%)	4.3	3.4	3.3	3.3	3.1
Market capitalization ($ millions)	39,865	52,612	48,783	42,568	39,937
Book value per common share ($)	18.94	17.45	17.13	15.64	14.56
Market value to book value multiple	2.1	3.1	2.9	2.7	2.7
Price to earnings multiple (trailing 4 quarters)	13.1	13.2	13.7	13.5	13.8

Other information
Employees(5)	69,049	58,113	54,199	46,631	43,928
Branches and offices	2,672	2,331	2,191	1,959	1,871

(1)	Non-GAAP measure. Refer to the non-GAAP measures on page 27.

(2)	Certain comparative amounts have been restated to conform with current period presentation.

(3)	Effective November 1, 2007, regulatory capital, risk weighted assets and capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules.

(4)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(5)	Amounts for prior periods reflect final numbers for all new acquisitions.

2008 Scotiabank Annual Report       23

Management’s Discussion and Analysis

Overview
Financial results
Scotiabank’s net income in 2008 was $3,140 million, a reduction of $905 million from last year. Return on equity was 16.7%, compared to 22.0% in 2007. Earnings per share (diluted) were $3.05 versus $4.01 in 2007.
     The Bank’s 2008 results were negatively impacted by unprecedented volatility in global financial markets. These conditions led to charges of $1,221 million ($822 million after tax) relating to certain trading activities and valuation adjustments. These are described below in Items of note.
     Notwithstanding these challenges and higher funding costs, the core earnings of our three business lines were solid.
     Total revenues were $12,292 million (on a taxable equivalent basis), a decrease of $729 million or 6% compared to last year. Net interest income rose 5% as a result of strong asset growth from business operations and acquisitions. This was partly offset by the negative impact of foreign currency translation due to a strengthening of the Canadian dollar for most of the year, as well as the unfavourable change in fair value of derivatives used for asset liability management.
     Other income was 20% lower, as the significant charges recorded this year and the 2007 gain on the Visa restructuring more than offset higher revenues in a number of areas, including credit cards, mutual funds and credit fees. The increased contribution from recent acquisitions more than offset the impact of foreign currency translation.
     Non-interest expenses rose 4% compared to last year, including a positive impact from foreign currency translation. The increase was driven primarily by acquisitions and expenditures to support business growth, partly offset by lower performance based compensation. Our productivity ratio, at 59.4% compared to 53.7% in 2007, was impacted by the charges noted earlier. Notwithstanding this impact, our ratio remains among the lowest of our domestic peers.
     The provision for credit losses was $630 million, an increase of $360 million compared to last year, due to higher provision in both the retail and commercial portfolios this year, and lower loan loss recoveries compared to 2007.
     The overall tax rate was 17.5%, down from 20.3% last year, due largely to a decrease in the statutory tax rate.
     Our capital position remains strong. We have been proactive in raising capital, particularly preferred shares and subordinated debentures, and we continue to generate capital from operations. Our Tier 1 capital ratio, at 9.3%, remains well above the regulatory minimum and is strong by international standards. Our tangible common equity ratio, a key measure of capital strength, was 7.3%, up slightly from last year.

Earnings per share (diluted)
Items of note
The Bank incurred charges of $1,221 million ($822 million after tax) or approximately $0.82 per share, as described below and as shown in Table 2.
Valuation adjustments
Many of the Bank’s structured credit investments required valuation adjustments to reduce their carrying value to fair value, with a resultant charge to the income statement. The assets affected were primarily collateralized debt obligations (CDOs), structured investment vehicles (SIVs) and non-bank asset-backed commercial paper (ABCP) subject to the Montreal Accord. As well, certain equity and debt investments were also negatively impacted by the continuing decline in equity and corporate bond prices.

Common share price
24       2008 Scotiabank Annual Report

     Valuation adjustments on CDOs taken this year comprised the following:
•    Conduit CDOs: $298 million ($166 million after tax) relating to the purchase of certain assets, primarily CDOs from the Bank’s U.S. multi-seller conduit, pursuant to the terms of a liquidity asset purchase agreement. This was caused by the widening of credit spreads, coupled with recent credit events in certain previously highly rated reference assets. The remaining direct CDO exposure in the conduit is nil.
•    Other CDOs: $218 million ($176 million after tax) due primarily to a significant increase in credit spreads.
The remaining exposure relating to non-trading CDOs was $420 million at October 31, 2008 (US$348 million).
     A mark-to-market writedown of $107 million ($72 million after tax) was taken in 2008 with respect to the Bank’s investments in SIVs and non-bank ABCP subject to the Montreal Accord. This decrease was due mainly to a significant widening of credit spreads and the disruption of the ABCP market in Canada.
     Writedowns of available-for-sale (AFS) securities were $217 million ($150 million after tax) as a result of the ongoing deterioration of economic conditions and volatility in debt and equity markets.
Trading counterparty losses
The Bank incurred a charge in trading revenues related to the bankruptcy of Lehman Brothers of $171 million ($117 million after tax) in the fourth quarter. This loss was due primarily to a failed settlement and the unwinding of trades in a rapidly declining equity market shortly after the bankruptcy.
     The remainder of the losses of $48 million ($32 million after tax) in this category related to a valuation adjustment against a swap exposure to a U.S. monoline insurer earlier in the year.
Asset/Liability management
(ALM) hedging
There were mark-to-market losses of $162 million ($109 million after tax) in the fourth quarter relating to interest rate derivatives used for asset/liability management purposes relating to a specific loan portfolio that do not qualify for hedge accounting. This was a result of a decline in interest rates and is expected to reverse over the average three-year life of the hedges such that no economic loss should occur.
Outlook
The global economy decelerated during the second of half of 2008. In the Bank’s major markets, with household, business and investor confidence at a low ebb, economic activity will likely be weak through much of 2009. Volatility in world financial markets is also expected to continue. In this uncertain environment, we will carefully manage our risks and our expenses, balancing both with selective investments in growth initiatives. Overall, we expect moderate growth for the Bank in 2009, with ongoing contributions from our three business lines and further acquisitions.

Items of note

For the years ended October 31
($ millions, except EPS)	2008		2007
	Pre-tax	After-tax	Pre-tax	After-tax

Valuation adjustments
Conduit CDOs	$(298)	$(166)	$(115)	$(80)
Other CDOs	(218)	(176)
SIVs/ABCP	(107)	(72)	(76)	(53)
Other AFS securities	(217)	(150)
Trading counterparty losses
Lehman Brothers	(171)	(117)
Other	(48)	(32)
ALM hedging	(162)	(109)
Visa Inc restructuring gain			202	163
Sale of bond index business			43	35

	$(1,221)	$(822)	$54	$65

EPS impact		$(0.82)		$0.07

Canadian Banking	$—	$—	$111	$92
International Banking	(147)	(128)	91	71
Scotia Capital	(632)	(382)	(92)	(59)
Other	(442)	(312)	(56)	(39)

Total	$(1,221)	$(822)	$54	$65

Securities gains	$(783)		$(76)
Trading revenue	(219)		(115)
Net interest income	(162)		—
Other/Other income	(57)		245

Total	$(1,221)		$54

2008 Scotiabank Annual Report       25

Management’s Discussion and Analysis
Shareholder returns
Total shareholder return (including both dividends and change in the price of the Bank’s common shares) was negative 21.6%. This compares favourably to returns on financial services companies globally, which were down more than 40% as measured by the S&P Global Financial Services index. It also compares favourably to the S&P/TSX Composite Total Return Index, which lost more than 31% over the same period.
     The compound annual return on the Bank’s shares has averaged 13.1% over the past 10 years, well ahead of the S&P/TSX Composite, which returned just 6.6% per year.
     Shareholders also received two quarterly dividend increases during the year. Dividends per share totaled $1.92, an increase of 10% from 2007.

Return to common shareholders
Share price appreciation plus dividends reinvested, 1998 = 100
Impact of foreign currency translation
The movement in foreign currency exchange rates had a negative effect on the Bank’s earnings in 2008. On average, the Canadian dollar appreciated 7% relative to the U.S. dollar, and 5% against the Mexican peso. The Canadian dollar also strengthened against the Jamaican dollar and many other currencies in which the Bank conducts its business. Changes in the average exchange rates affected net income, as shown in Table 4.
     We will continue to mitigate the effect of foreign currency translation where it is cost effective to do so. A description of our hedging strategies can be found on page 70.
Impact of acquisitions
The Bank made a number of acquisitions in 2007 and 2008 which contributed to growth in Canada and in our international operations. The impact on selected income statement categories is shown in Table 5.

Total shareholder return

For the years ended October 31	2008	2007	2006	2005	2004	5-yr CAGR(1)

Closing market price per common share ($)	40.19	53.48	49.30	42.99	39.60	4.2%
Dividends paid ($ per share)	1.92	1.74	1.50	1.32	1.10	18.0%
Dividends paid (%)	3.6	3.5	3.5	3.3	3.4
Increase (decrease) in share price (%)	(24.9)	8.5	14.7	8.6	21.0
Total annual shareholder return (%)(2)	(21.6)	12.2	18.4	12.1	24.7	7.8%

(1)	Compound annual growth rate (CAGR)

(2)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.

Impact of foreign currency translation

Average exchange rate	2008	2007	2006

U.S. dollar/Canadian dollar	0.974	0.909	0.878
Mexican peso/Canadian dollar	10.473	9.968	9.542

	2008	2007	2006
Impact on income ($ millions except EPS)	vs. 2007	vs. 2006	vs. 2005

Net interest income	$(221)	$(119)	$(202)
Other income	(80)	(80)	(138)
Non-interest expenses	146	77	136
Other items (net of tax)	51	40	51

Net income	$(104)	$(82)	$(153)
Earnings per share (diluted)	$(0.10)	$(0.08)	$(0.15)

Impact by business line ($ millions)
International Banking	$(83)	$(37)	$(65)
Scotia Capital	$(7)	$(19)	$(35)
Canadian Banking	$(21)	$(4)	$(8)
Other	$7	$(22)	$(45)

Impact of acquisitions(1)

($ millions except EPS)	2008	2007

Net interest income	$458	$43
Other income	95	4
Non-interest expenses	(270)	(30)
Other items (net of tax)	(116)	(9)

Net income	$167	$8
Earnings per share (diluted)	$0.17	$0.01

(1)	Includes acquisitions made in 2007 and 2008.
26       2008 Scotiabank Annual Report

Non-GAAP measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below:
Taxable equivalent basis
The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s. The TEB gross-up to net interest income and to the provision for income taxes for 2008 was $416 million versus $531 million in the prior year.
    For purposes of segmented reporting, a segment’s net interest income and provision for income taxes is grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the “Other” segment.
Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.
Net interest margin on total average assets (TEB)
This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.
Operating leverage
The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.
Return on equity
Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The Bank calculates its return on equity using average common shareholders’ equity, including all components of shareholders’ equity.
Economic equity and return on economic equity
For internal reporting purposes, the Bank allocates capital to its business segments using a methodology that considers credit, market and operational risk inherent in each business segment. The amount allocated is commonly referred to as economic equity.
     Return on equity for the business segments is based on the economic equity allocated to the business segments. The difference between the economic equity amount required to support the business segments’ operations and the Bank’s total equity is reported in the “Other” segment.
Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total shareholders’ equity excluding preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, plus non-controlling interest in subsidiaries, less unamortized goodwill and intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets.
     Regulatory capital ratios, such as Tier 1 and Total capital ratios, have standardized meanings as defined by The Office of the Superintendent of Financial Institutions Canada (OSFI).

2008 Scotiabank Annual Report       27

Management’s Discussion and Analysis

Group Financial Performance
Total revenue
Total revenue (on a taxable equivalent basis) was $12,292 million in 2008, a decrease of $729 million or 6% from the prior year. The change was due primarily to charges of $1,221 million relating to certain trading activities and valuation adjustments, reflecting unprecedented volatility in global financial markets. As well, there was a negative impact of $301 million due to foreign currency translation, compared to $199 million in 2007, as the Canadian dollar continued to appreciate for much of the year against most currencies in countries in which the Bank operates.
     Canadian Banking revenue grew 6% over last year. This increase reflected broad-based growth as well as the impact of the Dundee Bank, Scotia Dealer Advantage (formerly Travelers Leasing Corporation), TradeFreedom, and E*Trade Canada acquisitions, partially offset by the impact of the gain last year on the global Visa restructuring. International Banking revenues rose 15%, reflecting the impact of the acquisition of Banco del Desarrollo in Chile, as well as strong growth in Peru. In Scotia Capital, revenue declined by 25%, due mainly to charges relating to the Lehman Brothers bankruptcy, valuation adjustments and generally weak capital markets. These were partially offset by record foreign exchange and precious metals trading revenues, and strong growth in corporate lending. Group Treasury was also impacted by the weakening global financial markets, with lower realized gains on the sale of non-trading securities, valuation losses on securities, and relatively higher liquidity costs.
Net interest income
Net interest income (on a taxable equivalent basis) was $7,990 million in 2008, up $361 million or 5% over last year, despite a negative impact of $275 million from adjustments in fair value on derivatives used for asset and liability management purposes, $221 million from foreign currency translation and $115 million from lower tax-exempt gross up. Excluding these items, underlying interest income grew by $972 million as a result of strong asset growth driven by normal business operations and acquisitions.
     The growth in average total assets of $52 billion or 13% was mainly in business and government lending ($23 billion or 29%) and residential mortgages ($ 14 billion or 14% after securitization). All business segments contributed to the strong asset growth.
     Canadian Banking’s average assets grew by $22 billion or 14%, primarily in mortgages. There was also strong growth in personal revolving credit and other personal loans, as well as business lending to both commercial and small business customers.
     International Banking’s average asset growth of $13 billion or 20% mainly reflected the impact of the acquisition of Banco del Desarrollo in Chile and strong growth in business lending in Asia and in Peru.

Net interest income by business line	Average total assets and net interest margin	Other income by business line	Many sources of other income(1)
taxable equivalent basis, $ millions	taxable equivalent basis ($ billions) %	taxable equivalent basis, $ millions

(1) Excluding loss on sale of non-trading securities.
28       2008 Scotiabank Annual Report

     Scotia Capital’s average assets grew by $11 billion or 7%, from strong growth in lending in the U.S., Europe and Canada, as well as in trading assets.
     The Bank’s net interest margin (net interest income as a percentage of average assets) was 1.75% in 2008, down from 1.89% last year. The decline was due primarily to the unfavourable change in the fair value of derivatives used for asset and liability management purposes, lower tax-exempt dividend income, and higher volumes of non-earning assets. Excluding these items, the underlying net interest margin on earning assets remained in line with the prior year. The impact of increased liquidity costs and the shift in Canadian Banking’s assets to lower-yielding variable rate mortgages was offset by the strong asset growth in existing businesses and acquisitions in International Banking, both of which have higher margins. Also contributing was the widening of spreads in Scotia Capital’s corporate lending business.
Outlook
The Bank’s net interest income is expected to increase in 2009, as we realize the full-year effect of 2008 growth from existing businesses and from acquisitions, as well as the favourable benefit of a weaker Canadian dollar. Asset growth is expected to moderate due to the global economic slowdown. The net interest margin is expected to benefit from the widening of spreads in the corporate lending portfolios, offset by the high liquidity costs in the wholesale funding markets.
Other income
Other income was $4,302 million in 2008, a decrease of $1,090 million or 20% from 2007, including a reduction of $80 million from foreign currency translation, offset by increased contributions from recent acquisitions. This decrease primarily reflected charges related to certain trading activities and valuation adjustments. In total these charges, included in other income were $1,059 million in 2008 (see Table 2 on page 25). This compared to a net gain of $54 million in 2007, as detailed earlier in the Items of note section.
     Card revenues were a record $397 million in 2008, an increase of 8%

Net interest income and margin(1)

($ millions,
except percentage amounts)	2008	2007	2006	2005

Average assets	455,500	403,500	350,700	309,400
Net interest income(1)	7,990	7,629	6,848	6,197
Net interest margin	1.75%	1.89%	1.95%	2.00%

(1)	Taxable equivalent basis

Average balance sheet and interest margin(1)

	2008		2007
Taxable equivalent basis(2)	Average	Average	Average	Average
For the fiscal years ($ billions)	balance	rate	balance	rate

Assets
Deposits with banks	$29.2	3.71%	$25.4	4.38%
Securities	95.9	5.24	98.0	5.32
Securities purchased under resale agreements	19.7	4.00	25.8	4.87
Loans:
Residential mortgages	108.9	5.50	95.4	5.47
Personal and credit cards	45.2	8.68	39.9	8.88
Business and government	100.0	5.92	77.3	6.76

	254.1	6.23	212.6	6.58

Total earning assets	398.9	5.70	361.8	5.96
Customers’ liability under acceptances	12.2	—	10.8	—
Other assets	44.4	—	30.9	—

Total assets	$455.5	4.99%	$403.5	5.34%

Liabilities and shareholders’ equity
Deposits:
Personal	$108.9	3.32%	$96.1	3.29%
Business and government	182.4	4.06	154.8	3.98
Banks	30.8	3.63	31.8	4.84

	322.1	3.77	282.7	3.84

Obligations related to securities sold under repurchase agreements	30.6	4.23	30.9	5.15
Subordinated debentures	3.1	5.40	2.1	5.42
Capital instrument liabilities	0.5	7.36	0.8	7.10
Other interest-bearing liabilities	28.1	3.97	31.5	4.21

Total interest-bearing liabilities	384.4	3.84	348.0	4.01
Other liabilities including acceptances	50.7	—	36.3	—
Shareholders’ equity	20.4	—	19.2	—

Total liabilities and equity	$455.5	3.24%	$403.5	3.45%

Interest margin		1.75%		1.89%

(1)	Average of daily balances.

(2)	Refer to the non-GAAP measures on page 27.

Trading revenue

Taxable equivalent basis(1)
For the fiscal years ($ millions)	2008	2007	2006	2005

Reported in:
Other income	$188	$450	$637	$594
Net interest income	417	519	394	340

Total trading revenue	$605	$969	$1,031	$934

By trading products:
Securities trading	$(27)	$65	$145	$175
Foreign exchange and precious metals trading	384	323	301	295
Derivatives trading	248	581	585	464

Total trading revenue	$605	$969	$1,031	$934

% of total revenues (net interest income plus other income)	5%	7%	9%	9%

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 27.

2008 Scotiabank Annual Report       29

Management’s Discussion and Analysis
from last year. International card revenues increased 11% due to strong growth in Peru, the Caribbean and Mexico. Canadian revenues were up 6% year over year, due mainly to higher transaction volumes.
     Revenues from deposit and payment services, which represent revenues earned from retail, commercial and corporate customers, grew 6% to $862 million in 2008. Canadian Banking revenues were 3% higher than last year, mainly from new account growth. International revenues increased by 14%, mainly from the acquisition of Banco del Desarrollo in Chile and acquisitions in Peru.
     Mutual fund fees were a record $317 million in 2008, an increase of 7% from 2007. This reflected higher average balances, which grew by 6% in Canada, resulting mainly from net fund sales, particularly in the longer-term funds. International Banking mutual fund fees were 12% higher than last year, mainly in Mexico and Peru.
     Revenues from investment management, brokerage and trust services were $760 million in 2008, in line with last year. Retail brokerage commissions were $538 million, down 3% from 2007, despite the positive impact of the acquisitions of TradeFreedom and E*Trade Canada during the year.
     Credit fees of $579 million were $49 million or 9% higher than last year. There were higher acceptance fees in Canada, from both corporate and commercial customers. In the United States, credit fees were 8% above 2007, reflecting stronger lending volumes. International Banking credit fees increased 15%, due mainly to the acquisition of Banco del Desarrollo in Chile, and strong growth in Peru.
     Trading revenues were $188 million in 2008, a decrease of $262 million from last year, mainly related to the bankruptcy of Lehman Brothers. In addition, revenue from trading securities fell by $103 million, reflecting a decline in debt and equity market conditions. Foreign exchange trading was $17 million above last year, with record revenue in Scotia Capital being partially offset by declines in Group Treasury and International Banking. Precious metals trading revenue was a record $160 million, an increase of $44 million or 38% over last year, with higher revenues recorded in each of our major centres.
     Investment banking revenues were $716 million in 2008, a decrease of $21 million or 3% from last year. Notwithstanding record advisory fees in Scotia Waterous, underwriting fees fell by $88 million or 23%, due mainly to lower new issue fees. Non-trading foreign exchange revenues were $75 million or 32% above 2007 due to strong growth in both Canadian and International Banking.
     There was a net loss on the sale of non-trading securities of $374 million in 2008, compared to a net gain of $488 million last year. The net loss this year was due mainly to valuation adjustments of $783 million on certain structured credit instruments and securities. These losses arose due mainly to market conditions, including widening credit spreads and credit events in certain previously highly rated reference assets which negatively impacted the fair value of collateralized

Other income

						2008
						versus
For the fiscal years ($ millions)	2008	2007	2006	2005	2004	2007

Card revenues	$397	$366	$307	$251	$231	8%

Deposit and payment services
Deposit services	675	652	622	581	536	4
Other payment services	187	165	144	120	110	13

	862	817	766	701	646	6

Mutual funds	317	296	241	193	171	7

Investment management, brokerage and trust services
Retail brokerage	538	553	481	427	335	(3)
Investment management and custody	96	87	70	62	53	11
Personal and corporate trust	126	120	115	111	116	5

	760	760	666	600	504	—

Credit fees
Commitment and other credit fees	436	403	414	436	477	8
Acceptance fees	143	127	116	106	106	12

	579	530	530	542	583	9

Trading revenues	188	450	637	594	476	(58)

Investment banking
Underwriting fees and other commissions	402	498	453	493	477	(19)
Foreign exchange and other	314	239	206	187	171	32

	716	737	659	680	648	(3)

Net gain (loss) on securities, other than trading	(374)	488	371	414	477	N/M

Other	857	948	623	554	584	(10)

Total other income	$4,302	$5,392	$4,800	$4,529	$4,320	(20)%

Percentage increase (decrease) over previous year	(20)%	12%	6%	5%	8%

N/M — not meaningful
30       2008 Scotiabank Annual Report

Non-interest expenses and productivity

						2008
						versus
For the fiscal years ($ millions)	2008	2007	2006	2005	2004	2007

Salaries and employee benefits
Salaries	$2,549	$2,315	$2,100	$1,963	$1,933	10%
Performance-based compensation	913	1,017	936	880	817	(10)
Stock-based compensation	89	133	164	140	174	(33)
Pensions and other employee benefits	558	518	568	505	528	8

	4,109	3,983	3,768	3,488	3,452	3

Premises and technology
Net premises rent	217	197	181	176	170	10
Premises repairs and maintenance	83	75	60	50	46	11
Property taxes	65	65	61	61	58	—
Computer equipment, software and data processing	650	603	549	519	509	8
Depreciation	242	221	192	173	189	10
Other premises costs	194	192	171	169	167	1

	1,451	1,353	1,214	1,148	1,139	7

Communications
Telecommunications	79	73	68	64	63	7
Stationery, postage and courier	247	227	208	191	185	9

	326	300	276	255	248	8

Advertising and business development
Advertising and promotion	206	193	126	139	113	6
Travel and business development	114	118	106	93	97	(3)

	320	311	232	232	210	3

Professional	227	227	174	186	163	—

Business and capital taxes
Business taxes	90	107	98	91	89	(15)
Capital taxes	26	36	35	56	53	(30)

	116	143	133	147	142	(19)

Other
Employee training	43	53	47	45	43	(18)
Amortization of goodwill and other intangibles	49	46	38	29	27	6
Other	655	578	561	513	438	13

	747	677	646	587	508	10

Total non-interest expenses	$7,296	$6,994	$6,443	$6,043	$5,862	4%

Productivity ratio (TEB) (1)	59.4%	53.7%	55.3%	56.3%	56.9%

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 27.

Expenses well controlled	Industry-leading productivity	Direct and indirect taxes
$ millions	non-interest expenses as a % of revenue (TEB)	$ millions

	(Source: published financial data)	(1) Includes taxable-equivalent adjustment

2008 Scotiabank Annual Report     31

Management’s Discussion and Analysis
debt obligations (CDOs). This included a loss of $298 million on the purchase of certain CDOs from the Bank’s U.S. multi-seller conduit, pursuant to the terms of a liquidity asset purchase agreement. These were partially offset by gains realized on the sale of both debt and equity securities, which were lower than the prior year, reflecting the challenging market conditions.
     Other revenues were $857 million in 2008, a decrease of $91 million from last year, primarily reflecting the 2007 gains of $202 million on the global Visa restructuring and $43 million on the sale of our bond index business. Partly offsetting this decline were higher securitization revenues of $130 million in 2008, which were $96 million above last year, largely from wider spreads and a higher volume of mortgage securitizations under the available government program.
Outlook
The ongoing uncertainty in financial markets is expected to impact several revenue categories; in particular, trading, investment banking and wealth management, and may limit the opportunities to realize gains on non-trading securities. However, we expect increases in most other revenues, due in part to the impact of acquisitions.
Non-interest expenses
Non-interest expenses were $7,296 million in 2008, an increase of $302 million or 4% from last year, including a benefit from the positive impact of foreign currency translation of $146 million. Recent acquisitions accounted for approximately $240 million of the growth in non-interest expenses.
     Salaries and employee benefits were $4,109 million in 2008, up $126 million or 3% from last year, including the favourable impact of $72 million due to foreign currency translation. Salaries increased 10%, reflecting both acquisitions and new branches, including 13 in Canada and 58 in Mexico, as well as increased staffing to support growth initiatives. Performance-based compensation was $104 million below last year, reflecting lower results, including Scotia Capital and retail brokerage. Stock-based compensation decreased by $44 million or 33% due to the decline in the Bank’s common share price during the year. Pensions and other employee benefit costs increased by $40 million or 8%, due in part to acquisitions.
     Premises and technology expenses were $1,451 million in 2008, an increase of $98 million or 7% from last year. The higher premises costs reflected both acquisitions and new branches. Technology expenses increased by $47 million or 8%, mainly for a variety of new and ongoing project costs.
     Communications expenses of $326 million rose $26 million or 8% year over year, reflecting the impact of acquisitions, business volume growth and new branches.
     Advertising and business development expenses were $320 million in 2008, an increase of $9 million or 3% over last year, due mainly to the impact of acquisitions.
     Business and capital taxes were $27 million or 19% lower than last year, reflecting reductions to capital tax rates in Canada and lower income.
     Other expenses were $747 million in 2008, an increase of $70 million or 11% from last year, due largely to the impact of acquisitions and higher loyalty reward point costs.
     Our productivity ratio – a measure of efficiency in the banking industry – was 59.4% for the year. The ratio deteriorated from 53.7% last year, due mainly to the impact of the items of note discussed earlier, as total revenue fell 6% while expenses increased 4%.
Outlook
Expense control is a key strength of the Bank, and will be an area of even greater focus. Expenses are expected to increase in 2009, reflecting the full-year impact of acquisitions and growth initiatives undertaken in 2008, as well as the unfavourable impact of foreign exchange translation due to the weaker Canadian dollar. We will balance expense control with selective investments in new products and services. We expect the productivity ratio to be below 58%.
Non-controlling interest
The deduction for non-controlling interest in subsidiaries was $119 million in 2008, in line with last year.
Taxes
The provision for income taxes recorded in income was $691 million in 2008, a decrease of 35% compared to last year. This is due primarily to the 24% decline in pre-tax income and a drop of 2.1% in the statutory effective tax rate year over year. The Bank’s overall effective tax rate for the year was 17.5%, down from 20.3% last year.
Outlook
The Bank’s consolidated effective tax rate for 2009 is expected to remain within the range of the past few years.
Credit quality
Provision for credit losses
The provision for credit losses was $630 million in 2008, up from $270 million last year.
     The provision for credit losses in Canadian Banking was $399 million in 2008, an increase of $104 million compared to last year. This was due to higher provisions in both the commercial and retail portfolios. The former related primarily to a small number of accounts compared to a very low level of provisions in 2007. The increase in retail provisions related mainly to asset growth in Scotia Dealer Advantage and the credit card portfolios, partially offset by higher recoveries in other personal loans.

Credit losses
specific provisions as a % of
average loans & acceptances
32     2008 Scotiabank Annual Report

Impaired loans by business line

	2008
		Allowance
		for credit		Gross impaired loans
As at October 31 ($ millions)	Net	losses	Gross	2007	2006	2005	2004

Canadian
Retail	$243	$(280)	$523	$391	$374	$311	$267
Commercial	111	(127)	238	197	263	201	170

	354	(407)	761	588	637	512	437

International
Mexico	(4)	(220)	216	188	213	190	223
Caribbean and Central America	409	(151)	560	397	375	369	324
Latin America	346	(455)	801	285	357	101	114
Asia and Europe	3	(29)	32	27	35	72	137

	754	(855)	1,609	897	980	732	798

Scotia Capital
Canada	—	—	—	18	18	25	52
United States	80	(27)	107	11	119	331	701
Europe	3	(14)	17	30	116	220	212

	83	(41)	124	59	253	576	965

Gross impaired loans			2,494	1,544	1,870	1,820	2,200
Specific allowance for credit losses		(1,303)		(943)	(1,300)	(1,139)	(1,321)

Net impaired loans(1)	$1,191			$601	$570	$681	$879
General allowance for credit losses	(1,323)			(1,298)	(1,307)	(1,330)	(1,375)

Net impaired loans after general allowance	$(132)			$(697)	$(737)	$(649)	$(496)

Gross impaired loans as a % of total allowance for credit losses and shareholders’ equity	10.3%			7.3%	9.3%	9.8%	12.4%
Net impaired loans(1) as a % of loans and acceptances	0.40%			0.25%	0.27%	0.38%	0.55%
Specific allowance for credit losses as a % of gross impaired loans	52%			61%	70%	63%	60%

(1)	Net impaired loans after deducting specific allowance for credit losses.

Specific provisions for credit losses by business line

For the fiscal years ($ millions)	2008	2007	2006	2005	2004

Canadian
Retail	$316	$274	$229	$225	$207
Commercial	83	21	50	49	110

	399	295	279	274	317

International
Mexico	141	68	27	34	6
Caribbean and Central America	89	48	15	23	63
Latin America	—	(11)	14	15	(12)
Asia and Europe	6	(4)	4	(2)	13

	236	101	60	70	70

Scotia Capital
Canada	(11)	—	(6)	(12)	(15)
United States	16	(91)	(41)	(93)	54
Europe	(10)	(10)	(16)	34	67

	(5)	(101)	(63)	(71)	106

Other	—	—	—	2	(3)

Total	$630	$295	$276	$275	$490

Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2008	2007	2006	2005	2004

Canadian
Retail	0.22%	0.22%	0.20%	0.22%	0.23%
Commercial	0.31	0.09	0.22	0.23	0.53

	0.23	0.19	0.20	0.22	0.28

International	0.44	0.25	0.18	0.25	0.26
Scotia Capital(1)	(0.01)	(0.33)	(0.25)	(0.31)	0.42

Weighted subtotal – specific provisions	0.24	0.13	0.14	0.16	0.31
General provision	—	(0.01)	(0.03)	(0.02)	(0.05)

Weighted total	0.24%	0.12%	0.11%	0.13%	0.25%

(1)	Corporate banking only.

2008 Scotiabank Annual Report     33

Management’s Discussion and Analysis
     In International Banking, the provision for credit losses was $236 million in 2008, an increase of $135 million compared to last year. Retail portfolios in Mexico, Peru, the Caribbean and, to a lesser extent, Chile, recorded increased provisions for credit losses, mainly related to growth in lending portfolios, acquisitions, and rising delinquency in certain markets. The International commercial portfolio continued to benefit from similar levels of net reversals and recoveries as last year.
     Scotia Capital had net recoveries of $5 million in 2008 versus net recoveries of $101 million in 2007.
     There was no reduction of the general allowance in the Consolidated Statement of Income in 2008, compared to a reduction of $25 million in 2007.
Impaired loans
Net impaired loans, after deducting the specific allowance for credit losses, were $1,191 million at October 31, 2008, an increase of $590 million from a year ago. Impaired loans in Canadian Banking increased $173 million, due primarily to asset growth in Scotia Dealer Advantage but also reflecting a softening in the Canadian economy.
     Impaired loans in International Banking were up $712 million due to asset growth (including our acquisitions in Chile and Peru in the higher margin consumer finance segments) and rising delinquencies in Mexico and the Caribbean.
     Scotia Capital’s impaired loans increased $65 million due primarily to two accounts. However, there were declines in impaired loans in the European and Canadian portfolios.
     As shown in Chart 12, net impaired loans as a percentage of loans and acceptances were 0.40% as at October 31, 2008, compared to 0.25% a year ago.
General allowance for credit losses
The general allowance for credit losses as at October 31, 2008, was $1,323 million, an increase of $25 million from a year ago, resulting from the consolidation of Banco del Desarrollo in Chile during 2008.
Portfolio review
Corporate and commercial
Scotia Capital’s credit performance remained relatively stable year over year. The change in specific provisions was attributable to much lower levels of reversals in 2008 compared to 2007, and to new provisions primarily on two accounts. Gross impaired loans in Scotia Capital’s U.S. portfolio increased by $96 million year over year to $107 million, due primarily to one account. Gross impaired loans declined in Europe by $13 million to $17 million, and fell in Canada from $18 million to nil over the same period. Recoveries in 2008 were primarily in the Canadian and U.S. portfolios.
     The credit quality of the Canadian commercial loan portfolio declined slightly from the favourable conditions existing in 2007. Gross impaired loans increased by $41 million to $238 million, while provisions for credit losses rose by $62 million from last year, attributable primarily to several commercial accounts, as well as from growth in small business banking.
     In International commercial banking, gross impaired loans were $776 million, an increase of $305 million or 65% compared to the prior year as a result of less favourable economic conditions and the acquisition in Chile. Partly offsetting were net provision reversals of $83 million in 2008 versus $65 million in 2007. Net reversals continued to be concentrated in Peru and Mexico.
Canadian retail
The overall credit quality of the consumer portfolio in Canada continues to be relatively stable, with reportable delinquency increasing by one basis point year over year to 1.35%. The provision for credit losses in the Canadian retail portfolio was $316 million, up $42 million or 15% from last year, in line with portfolio growth of 14%. The provision for credit losses as a percentage of average loans was unchanged from last year at 0.22%, in line with previous years.
     While gross impaired loans in the retail portfolio increased by 34% ($132 million) from last year, portfolio quality continues to benefit from high levels of security, with 91% of retail loans being secured by an underlying asset such as a house or an auto. This high level of security reflects the growth in Scotia Total Equity Plan lending, where all products, even lines of credit and credit cards, are secured by

Net impaired loan ratio	Gross impaired loans and acceptances	Low delinquency in Canadian retail portfolio
as a % of loans & acceptances, as at October 31	as a % of equity & allowances, for credit losses	delinquent loans as a % of total loans

34     2008 Scotiabank Annual Report

residential real estate. Currently, 64% of the ScotiaLine line of credit and ScotiaLine Visa portfolios are secured.
International retail
Credit quality has declined compared to last year as a result of weakening economic conditions across Latin America and the Caribbean. Gross impaired loans increased by $407 million to $833 million, and provisions for credit losses increased to $319 million from $166 million last year, due in part to acquisitions. Total reported delinquency increased 109 basis points year over year to 6.42%, primarily in the credit card and personal loan portfolios in the Caribbean region and Mexico. Changes in asset mix from acquisitions also impacted delinquency rates.
Risk diversification
The Bank’s exposures to various countries and types of borrowers are well diversified. (See Charts 15 and 16 below, and Tables 39 and 44 on pages 83 and 85). Chart 15 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure, at 36% of the total. Outside of Canada, Latin America has the largest concentration, with 8% of the total, followed by the United States at 7%.
     Chart 16 shows loans and acceptances by type of borrower. Excluding loans to households, the largest concentrations were in: financial services, 9.7%; wholesale and retail, 5.1%; and real estate and construction, 4.6%.
     The Bank actively monitors industry concentrations. As noted last year, the North American automotive industry, forestry and building materials sectors are being closely managed. As is the case with all industry concentrations, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted.
Risk mitigation
To mitigate exposures in its performing corporate portfolios, the Bank uses loan sales and credit derivatives. In 2008, loan sales totaled $185 million, compared to $320 million in 2007. The telecommunications and health industries had the largest volume of loan sales in 2008.
     At October 31, 2008, credit derivatives used to mitigate exposures in the portfolios totalled $942 million (notional amount), compared to $1,089 million at October 31, 2007. The industries with significant protection purchased include the financial services and oil and gas sectors.
     The current annualized cost (excluding mark-to-market adjustments) of the credit derivatives outstanding at October 31, 2008, used to mitigate exposures in the loan portfolios, was $2.4 million ($5.2 million in 2007).
Outlook
The provision for credit losses is expected to increase in 2009 in all business lines, primarily as a result of the weaker global economy, normal business growth, the full-year impact of acquisitions, and lower recoveries. However, the provision is expected to remain well within our risk tolerances.
Fourth quarter review
Net income was $315 million in the fourth quarter, a decrease of $639 million or 67% from the same quarter last year, and $695 million below last quarter. The decline reflected $642 million in after-tax charges this quarter related to certain trading activities and valuation adjustments, arising from recent challenging market conditions and unprecedented volatility in global financial markets. These charges are included in the Items of note discussed earlier.
     Total revenue (on a taxable equivalent basis) was $2,586 million in the fourth quarter, a decrease of $708 million or 21% from the same quarter last year, notwithstanding a positive foreign currency translation impact of $46 million. Quarter over quarter, total revenue fell by $891 million or 26%, despite a positive foreign currency translation impact of $17 million.
     Net interest income (on a taxable equivalent basis) was $2,036 million in the fourth quarter, an increase of $104 million or 5% over the same quarter last year, but $13 million below the third quarter. There was a positive impact of foreign currency translation of $70 million over the same quarter last year, and $40 million compared to the third quarter.
     The increase in net interest income from the same quarter last year reflected solid growth in average assets of $72 billion or 18%. Canadian residential mortgages grew by $12 billion or 11%. In Scotia Capital, assets grew by $19 billion, comprising increases in corporate lending and capital markets. International Banking average assets grew by $23 billion or 35%, reflecting both acquisitions and growth in the Bank’s existing operations.
     The Bank’s net interest margin was 1.68% in the fourth quarter, a decrease of 19 basis points from last year, due to

Well diversified in Canada and internationally...	...and in household and business lending
loans & acceptances, excl. reverse repos, September 2008	loans & acceptances, excl. reverse repos, September 2008

2008 Scotiabank Annual Report     35

Management’s Discussion and Analysis
the negative impact of the change in fair value of financial instruments used for asset/liability management purposes, and lower tax-exempt dividend income.
     The Bank’s net interest margin narrowed by 11 basis points versus last quarter. This is driven entirely by the negative impact of the change in fair value of financial instruments and higher volumes of non-earning assets. This more than offset the impact of widening margins throughout Latin America and wider spreads in corporate lending.
     Other income was $550 million in the fourth quarter, a decrease of $812 million from the same quarter last year, including a negative foreign currency translation impact of $24 million. This was mainly due to the charges noted previously. As well, the same quarter last year included the $202 million gain on the global Visa restructuring and a $43 million gain on the sale of our bond index business. Partially offsetting these items were record foreign exchange and precious metals trading revenues in Scotia Capital, the impact of acquisitions, and higher revenues from securitizations, credit fees, and various retail products and services.
     Quarter over quarter, other income fell by $878 million, due mainly to the charges noted above. There were also declines in trading securities revenue, underwriting revenue, credit fees, and mutual fund fees due to poor market conditions, as well as a negative foreign currency translation impact of $23 million. Partially offsetting these decreases were record foreign exchange and precious metals trading revenues in Scotia Capital, and higher securitization and non-trading foreign exchange revenues.
     The provision for credit losses was $207 million this quarter, up $112 million from the same period last year and $48 million from last quarter. The higher level this quarter compared to a year ago was due to higher provisions in the retail portfolios in International Banking, increased provisions in Canadian Banking, and lower reversals and recoveries in Scotia Capital this year.
     The provision for credit losses was $107 million in the Canadian Banking portfolios, up from $78 million in the same quarter last year and $99 million in the previous quarter. Both increases were due mainly to higher provisions in the commercial portfolio. In the retail portfolio, higher provisions attributable to asset growth and increased provisions for Scotia Dealer Advantage were largely offset by higher recoveries in other personal loans.
     International Banking’s provision for credit losses was $90 million in the fourth quarter, compared to $27 million in the same period last year, and $56 million last quarter. The increases were due primarily to higher retail provisions related to asset growth, acquisitions and rising delinquencies in certain markets. In addition, commercial provisions increased from last year due to acquisitions, and from last quarter due to lower recoveries this quarter.
     Scotia Capital’s provision for credit losses was $10 million in the fourth quarter, compared to net recoveries of $10 million in the fourth quarter of last year and a provision of $4 million in the previous quarter. The increase from the previous quarter was related primarily to one new provision in the U.S., and to lower levels of reversal and recoveries.
     Total net impaired loans, after deducting the allowance for specific credit losses, were $1,191 million as at October 31, 2008, an increase of $182 million from last quarter. The general allowance for credit losses was $1,323 million as at October 31, 2008, unchanged from last quarter.
     Non-interest expenses were $1,944 million in the fourth quarter, an increase of $152 million or 8% over the same quarter last year, including an unfavourable impact of $47 million from foreign currency translation. Recent acquisitions accounted for approximately $103 million of the growth in non-interest expenses. The increases in salaries, premises, technology and communications also reflected new branches in Canada and Mexico. These increases were partially offset by declines in performance-related compensation, professional fees and capital taxes.
     Quarter over quarter, non-interest expenses rose $55 million, including an unfavourable impact of $31 million from foreign currency translation. Recent acquisitions accounted for approximately $50 million of the growth in non-interest expenses. Advertising expenses rose, due primarily to new initiatives to drive revenue growth. Partially offsetting these increases were declines in performance-related compensation and capital taxes.
     The Bank’s effective tax rate was 0.6% in the fourth quarter, compared to 17.1% in the same quarter last year and 21.7% in the previous quarter. These declines were due mainly to lower income resulting from certain trading activities and valuation adjustments, which were in higher tax jurisdictions.
Summary of quarterly results
The Bank’s results in each quarter this year were lower than those in the corresponding quarters of 2007. These reductions mainly resulted from charges related to certain trading activities and valuation adjustments. In addition, the strengthening of the Canadian dollar for most of the year negatively impacted the translation of foreign currencies. The underlying quarterly results continued to show strong asset growth across all business lines and a positive impact from acquisitions. The interest margin trended lower as the negative impact of higher liquidity costs and changes in product mix in Canadian Banking was partially offset by wider lending spreads in Scotia Capital and growth in higher-margin businesses in International Banking. Other income was mainly affected by weaker trading results, valuation adjustments, and lower underlying investment gains. The trend in loan losses reflected acquisitions and lower recoveries compared to comparable quarters last year. An eight quarter trend in net income and other selected information is provided on page 93.
36     2008 Scotiabank Annual Report

Management’s Discussion and Analysis

Group Financial Condition
Balance sheet
Assets
The Bank’s total assets at October 31, 2008, were $508 billion, up $96 billion or 23% from last year, including a $38 billion positive impact from foreign currency translation from the weaker Canadian dollar at the end of the year. Retail, commercial and corporate loans grew by $62 billion, and derivative instrument assets were up $23 billion, with a corresponding increase in derivative instrument liabilities.
Securities
Total securities declined slightly by $1 billion from last year, including a $7 billion positive impact from foreign currency translation. Trading securities declined $11 billion, due primarily to a reduction in the size of the equity securities portfolio. There was an increase in available-for-sale securities of $10 billion, primarily from higher holdings of Canadian and foreign government debt securities. In the fourth quarter, there was a reclassification of $394 million of certain trading securities to available-for-sale securities, as a result of amendments to accounting standards issued in October 2008 (refer to page 82, Reclassification of financial assets).
     As at October 31, 2008, the unrealized loss on available-for-sale securities was $1,228 million, compared to a $972 million unrealized gain in the prior year. This includes unrealized losses of $36 million that arose subsequent to the August 1, 2008, reclassification of certain bonds and preferred shares from the trading portfolio to the available-for-sale portfolio. The total unrealized loss was largely the result of the ongoing deterioration of economic conditions and volatility in debt and equity markets. A breakdown of the unrealized loss on available-for-sale securities is shown in Table 57 on page 92. Debt securities account for 78% of the unrealized loss.
Loans
The Bank’s loan portfolio grew $62 billion or 27% from last year, including the positive impact of $18 billion from foreign currency translation. On the retail lending side, residential mortgage growth in Canadian Banking was $13 billion, before securitization of $5 billion. In addition, International Banking contributed $5 billion to this growth. Personal loans were up $9 billion, or 22% from last year, with strong growth in all regions.
     Business and government loans increased $40 billion from last year. Loans in Scotia Capital were up $17 billion, primarily in corporate lending. Canadian Banking experienced growth of $4 billion. In International Banking, business and government loans increased $18 billion, primarily from the acquisition of Banco del Desarrollo, which contributed $3 billion, and growth in Asia and the

Condensed balance sheet

As at October 31 ($ billions)	2008	2007	2006	2005	2004

Assets
Cash resources	$37.3	$29.2	$23.4	$20.5	$17.1
Securities	88.0	88.8	95.5	73.5	58.8
Securities purchased under resale agreements	19.5	22.5	25.7	20.6	17.9
Loans	288.7	227.2	202.8	170.4	153.9
Other	74.1	43.8	31.6	29.0	31.5

Total assets	$507.6	$411.5	$379.0	$314.0	$279.2

Liabilities and shareholders’ equity
Deposits	$346.6	$288.5	$263.9	$217.4	$195.2
Obligations related to securities sold under repurchase agreements	36.5	28.1	33.5	26.0	19.4
Other liabilities	98.0	73.9	61.0	51.1	44.7
Subordinated debentures	4.4	1.7	2.3	2.6	2.6
Capital instrument liabilities	0.5	0.5	0.8	0.8	2.3

Total liabilities	$486.0	$392.7	$361.5	$297.9	$264.2
Shareholders’ equity	$21.6	$18.8	$17.5	$16.1	$15.0

Total liabilities and shareholders’ equity	$507.6	$411.5	$379.0	$314.0	$279.2

Loan portfolio	Deposits
loans & acceptances, $ billions	$ billions

2008 Scotiabank Annual Report     37

Management’s Discussion and Analysis
Caribbean of $7 billion and $4 billion, respectively.
Liabilities
Total liabilities were $486 billion as at October 31, 2008, an increase of $93 billion or 24% from last year, including a $39 billion impact from foreign currency translation. Deposits grew by $58 billion, obligations related to repurchase agreements were up $8 billion, and derivative instruments liabilities were up $18 billion. The latter increase was similar to the change in the derivative instruments assets and due primarily to recent changes and volatility in interest and foreign exchange rates and credit spreads.
Deposits
Total deposits grew $58 billion or 20% from last year, including a $26 billion positive impact from foreign currency translation. Personal deposits increased by $18 billion, led by $5 billion of growth in Canadian Banking personal GICs. International deposits increased $5 billion, with increases across most regions. Business and government deposits were up $39 billion, primarily to fund the Bank’s strong asset growth.
Shareholders’ equity
Total shareholders’ equity increased $3 billion in 2008, due primarily to internal capital generation of $1 billion, the issuance of $1 billion of non-cumulative preferred shares, and an increase of $261 million in accumulated other comprehensive income. The increase in unrealized foreign exchange gains relating to the Bank’s foreign operations, due to the weakening of the Canadian dollar, was mostly offset by higher unrealized losses on other components of comprehensive income, including those related to available-for-sale securities.
Outlook
Asset growth in all business lines is expected to moderate, in line with slower global economic growth. The ongoing volatility in equity and debt markets will continue to impact assets and liabilities carried at fair value, including trading and available-for-sale securities.
Capital management
Overview
Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. Strength in capital management contributes to safety for the Bank’s customers, fosters investor confidence and supports high credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends or share repurchases.
     The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is adequate to meet current and future risk and achieve strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; establishing risk-based capital targets; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital.
Governance and oversight
The Bank has a prudent capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual capital plan. The Liability Committee and senior executive management provide governance over the capital management process. The Bank’s Finance, Treasury and Global Risk Management groups take a co-ordinated approach to implementing the Bank’s capital plan.
Risk appetite
The Board-approved Capital Management Policy includes a Risk Appetite Statement that establishes enterprise-wide risk tolerances in addition to capital targets. The statement encompasses medium to long-term targets with respect to regulatory capital thresholds, earnings, economic capital and other risk-based parameters.
     These targets ensure the Bank achieves the following overall objectives: exceed regulatory and internal capital targets, manage capital levels commensurate to the risk profile of the Bank, maintain strong credit ratings and provide the Bank’s shareholders with acceptable returns.
Managing and monitoring capital
Capital is managed and monitored based on planned changes in the Bank’s business or strategy, identified changes in its operating environment, and consequential changes in its risk profile.
     As part of the Bank’s comprehensive ICAAP, sources and uses of capital are continuously measured and monitored through financial metrics, including regulatory thresholds, economic capital and tangible common equity. In addition, the Bank assesses its capital adequacy in the context of its current position, as well as various expected scenarios. Specific scenarios are selected based on the current economic conditions and business events facing the Bank to determine the capital impact of these events. In addition, the Bank’s forward-looking capital adequacy assessment includes consideration of the results of enterprise-wide stress testing. Stress testing is used to determine the extent to which plausible but extreme events impact the Bank’s capital. These results are used in capital planning and strategic decision-making.
     The Bank has a comprehensive risk management framework to ensure that the risks taken while conducting its business activities are consistent with its risk appetite, and that there is an appropriate balance between risk and return. Refer to the Risk Management section for further discussions on the Bank’s risk management framework.
     In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the balance sheet and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is always balanced against the goal of generating an appropriate return for our shareholders.
38     2008 Scotiabank Annual Report

Capital utilization
The Bank deploys capital to support sustainable, long-term revenue and net income growth. The growth can be through existing businesses by attracting new customers, increasing cross-sell to existing customers, adding new products and enhancing sales productivity, or through acquisitions.
     All major initiatives to deploy capital are subject to rigorous analysis, validation of business case assumptions and evaluation of expected benefits. Key criteria include impact on earnings per share, return on invested capital, expected payback period and internal rate of return based on discounted cash flows. Any potential acquisitions, investments or strategic initiatives are reviewed and approved by the Bank’s Strategic Transaction Investment Committee, to ensure effective deployment of capital.
Regulatory capital
Capital adequacy for Canadian banks is regulated by OSFI consistent with international standards set by the Bank for International Settlements (BIS). Bank regulatory capital consists primarily of two components – Tier 1 capital and Tier 2 capital. Both components of capital provide support for banking operations and protect depositors. Tier 1 capital, which is more permanent, is of particular importance to regulators, financial markets and investors.
Basel II
Effective November 1, 2007, regulatory capital ratios are determined in accordance with the revised capital framework, based on the International Convergence of Capital Measurement and Capital Standards: A Revised Framework, commonly known as Basel II. Changes to the computation of regulatory capital from the previous framework (Basel I) are primarily the amount and categorization of prescribed inclusions and deductions from capital, such as the calculation of the eligible allowance deduction and the deduction for specified corporations (such as insurance entities and associated corporations), which is now split between two categories of capital.
     Under Basel II, there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculation of credit risk regulatory capital and application of this approach could result in less regulatory capital than the use of the alternative approaches. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements.
     The Bank received approval, with conditions, from OSFI to use AIRB for material Canadian, U.S. and European portfolios effective November 1, 2007. The Bank is assessing the remaining portfolios for application of AIRB in the future. The Bank will use the Standardized Approach for these portfolios. As well, the Bank is using the Standardized Approach to calculate the operational risk capital requirements. Capital requirements for market risk were substantially unchanged. However during 2008, the Basel Committee has proposed some changes to the Basel II market risk framework, in response to concerns arising from significant losses in bank trading books in the current volatile market conditions. The most significant change is the introduction of an incremental risk charge to market risk capital calculations that would capture price changes due to defaults as well as other sources of price risk, such as those reflecting credit migrations and significant changes in credit spreads and equity prices. The Committee expects to finalize the changes in the coming months, with implementation to be phased in by 2011. The changes could lead to an increase in market risk regulatory capital, the impact of which can be estimated once the guidelines are finalized.
     In order to limit sudden declines in the capital levels for the industry in aggregate, transitional capital floors were introduced for the first two years after full implementation of AIRB: a minimum capital floor of 90% of the Basel I calculation will apply in the first

Tier 1 capital	Scotiabank’s tangible common equity	Dividend growth
% October 31, 2008	% October 31	dollars per share

(1) Compound annual growth rate (CAGR)

2008 Scotiabank Annual Report     39

Management’s Discussion and Analysis

Regulatory capital(1)

As at October 31	Basel II	Basel I
($ millions)	2008	2007	2006	2005	2004

Tier 1 capital
Common shareholders’ equity(2)	$20,197	$16,477	$16,947	$15,482	$14,685
Innovative capital instruments	2,750	2,750	3,000	2,250	2,250
Non-cumulative preferred shares	2,860	1,635	600	600	300
Non-controlling interest in subsidiaries	502	497	435	306	280
Less: Goodwill	(2,273)	(1,134)	(873)	(498)	(261)
Other capital deductions(3)	(773)	—	—	—	—

	23,263	20,225	20,109	18,140	17,254

Tier 2 capital
Subordinated debentures(4)	4,227	1,452	2,046	2,420	2,493
Trust subordinated notes	1,000	1,000	—	—	—
Eligible amounts of general allowance(5)	534	1,298	1,307	1,330	1,317
Net unrealized equity gains(6)	—	298	—	—	—

	5,761	4,048	3,353	3,750	3,810

Less: other capital deductions(7)	(1,177)	(1,292)	(476)	(358)	(200)

Total capital	$27,847	$22,981	$22,986	$21,532	$20,864

Risk-weighted assets(1) ($ billions)
Credit risk	214.5	208.3	192.0	159.5	147.6
Market risk	15.5	10.0	5.0	3.3	2.9
Operational risk	20.6	—	—	—	—
Total risk-weighted assets	$250.6	$218.3	$197.0	$162.8	$150.5

Capital ratios(1)
Tier 1 capital ratio	9.3%	9.3%	10.2%	11.1%	11.5%
Total capital ratio	11.1%	10.5%	11.7%	13.2%	13.9%

Assets to capital multiple	18.0	18.2	17.1	15.1	13.8

(1)	Effective November 1, 2007, regulatory capital, risk weighted assets and capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules.

(2)	Beginning in 2007, balance excludes unrealized gains and losses on available-for-sale securities and cash flow hedges.

(3)	Composed of net after-tax gains on sale of securitized assets, net after-tax losses on available-for-sale equity securities, 50/50 deduction of certain investments in associated corporations and other items.

(4)	Net of amortization.

(5)	Under Basel I, the general allowance is included in Tier 2 capital up to a maximum of 0.875% of risk-weighted assets as per OSFI guidelines. Under Basel II, eligible general allowances in excess of expected losses for advanced internal ratings based exposures and the allocated portion for standardized exposures can be included in capital, subject to certain limitations.

(6)	Net unrealized gains (after-tax) on available-for-sale equity securities.

(7)	Composed of investments in insurance entities, 50/50 deduction of certain investments in associated corporations and other items.

Changes in regulatory capital(1)

For the fiscal years	Basel II		Basel I
($ millions)	2008	2007	2006	2005	2004

Total capital, beginning of year	$22,981	$22,986	$21,532	$20,864	$20,408
Internally generated capital
Net income	3,140	4,045	3,579	3,209	2,908
Preferred and common share dividends	(2,003)	(1,771)	(1,513)	(1,342)	(1,126)

	1,137	2,274	2,066	1,867	1,782

External financing
Subordinated debentures(2)	2,775	(594)	(374)	(73)	(102)
Trust subordinated notes	—	1,000	—	—	—
Preferred shares	1,225	1,035	—	300	—
Innovative capital instruments	—	(250)	750	—	(250)
Common shares and contributed surplus	263	141	108	88	88
Purchase of shares premium on redemption	(37)	(586)	(324)	(973)	(290)

	4,226	746	160	(658)	(554)

Other
Net after-tax unrealized equity gains/losses(3)	(493)	298	—	—	—
Net unrealized foreign exchange translation gains (losses)	2,368	(2,228)	(360)	(178)	(709)
Non-controlling interest in subsidiaries	5	62	129	26	(46)
Other(4)	(2,377)	(1,157)	(541)	(389)	(17)

	(497)	(3,025)	(772)	(541)	(772)

Total capital generated (used)	4,866	(5)	1,454	668	456

Total capital, end of year	$27,847	$22,981	$22,986	$21,532	$20,864

(1)	Effective November 1, 2007, regulatory capital determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules.

(2)	Net of amortization.

(3)	Net unrealized gains/losses (after-tax) on available-for-sale equity securities.

(4)	Represents changes to eligible general allowance, regulatory capital deductions for goodwill, investments in insurance entities and associated corporations, securitization-related amounts, and other charges (credits) to retained earnings.

Selected capital management activity

($ millions)	2008	2007	2006

Dividends
Common	1,896	1,720	1,483
Preferred	107	51	30
Common shares issued(1)(2)	266	184	135
Repurchase of common shares — normal course issuer bid(2)	(40)	(629)	(350)
Preferred shares issued(2)	1,225	1,035	—
Subordinated debentures issued(3)	3,144	—	—
Repurchase and redemption of subordinated debentures(3)	(691)	(500)	(300)
Redemption of capital instrument liabilities(4)	—	(250)	—
Issuance of trust subordinated notes and trust securities(4)	—	1,000	750

(1)	Represents primarily cash received for stock options exercised during the year and common shares issued pursuant to the Dividend and Share Purchase Plan.

(2)	For further details, refer to Note 14 of the consolidated financial statements.

(3)	For further details, refer to Note 12 of the consolidated financial statements.

(4)	For further details, refer to Note 13 of the consolidated financial statements.
40     2008 Scotiabank Annual Report

year of full approval, and 80% in the second year. The Bank received approval to apply the 90% floor in the second quarter.
Tier 1 capital
Tier 1 capital consists primarily of common shareholders’ equity (excluding unrealized gains on available-for-sale securities and cash flow hedges), non-cumulative preferred shares and innovative structures such as trust securities. Tier 1 capital rose to $23.3 billion, an increase of $3.0 billion over last year as a result of:
•	growth in retained earnings of $1.1 billion;
•	the issuance of $1.2 billion in non-cumulative preferred shares; and
•	cumulative unrealized foreign currency translation gains of $2.4 billion, net of hedges and related taxes, due to the weakening of the Canadian dollar, mainly against the U.S. dollar.
     These increases were partially offset by:
•	the increase in goodwill deduction of $1.1 billion, resulting primarily from the acquisition of Banco Del Desarrollo;
•	new capital deductions of $0.6 billion for gains on securitizations and a 50% deduction for the Bank’s investments in associated companies made after January 1, 2007; and
•	net after-tax unrealized losses of $0.2 billion on available-for-sale equity securities reported in OCI, which are a deduction from Tier 1 capital.
     Over the past five years, the Bank has created $9.2 billion of internally generated capital, despite raising dividends by 123% during this period. This level of internal capital generation has remained strong among Canadian banks.
Tier 2 capital
Tier 2 capital consists mainly of subordinated debentures and the eligible allowances for credit losses. Tier 2 capital increased by $1.8 billion in 2008, due primarily to the issuance of $3.1 billion of subordinated debentures, partially offset by a planned early redemption of subordinated debentures of $425 million, and a decrease of $765 million in the amount of the general allowance eligible for inclusion in capital under Basel II.
Risk-weighted assets
Under Basel II, the computation of risk-weighted assets was revised to more closely align risk weight parameters with the individual risk profile of banks by introducing substantive changes to prescribed risk weights for credit risk exposures, including the use of internally derived credit risk parameters, and introducing an explicit new risk weight for operational risk.
     Risk-weighted assets increased by $32 billion over the prior year to $251 billion, primarily from a combination of growth initiatives, acquisitions and foreign exchange translation, offset by lower and more risk-sensitive requirements under the new Basel II approach.
Regulatory capital ratios
Capital ratios are a means to monitor the capital adequacy and the financial strength of banks. The two primary regulatory capital ratios, Tier 1 and Total, are determined by dividing those capital components by risk-weighted assets (as calculated under the Basel II methodology).
     In 2008, both of the Bank’s regulatory capital ratios remained strong. The Tier 1 and the Total capital ratios as at year end were 9.3% and 11.1%. These ratios continued to exceed OSFI’s formal target levels of 7% and 10% as a result of prudent capital management and consistent earnings growth, driven by a disciplined increase in risk-weighted assets. The current year’s ratios have benefited from:
•	net increases in regulatory capital through the issuance of preferred shares and subordinated debentures (net of redemptions) in 2008; and
•	the unrealized gains from foreign currency translation, which were partially offset by increases in goodwill and reductions in eligible provisions under Basel II.
     The increases in capital were offset by the growth in risk-weighted assets, resulting from the growth in underlying businesses, and by Tier 1 capital deductions related to losses on available-for-sale securities.
     In addition to the regulatory capital ratios, banks are also subject to a maximum leverage test, the assets-to-capital multiple (ACM). The ACM is calculated by dividing a bank’s total assets, including specified off-balance sheet items, such as direct credit substitutes and performance letters of credit, by its total capital. The Bank was in compliance with this threshold for all the reported periods.
Tangible common equity ratio
The level of tangible common equity (TCE) is generally considered to be one of the most important measures of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. Tangible common equity is total shareholders’ equity (excluding preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges) plus non-controlling interest in subsidiaries, less unamortized goodwill and intangible assets (net of taxes).
     The TCE ratio is calculated by dividing tangible common equity by risk-weighted assets. At year end, the Bank’s TCE ratio was 7.3%, 10 basis points higher than the 2007 level. Scotiabank’s TCE ratio continued to be strong relative to the other major Canadian and international banks.
Economic capital
Economic capital is a measure of the unexpected losses inherent in the Bank’s business activities. Management assesses its risk profile to determine those risks for which the Bank should attribute economic capital. The major risk categories assigned economic capital are:
•	Credit risk measures the risk that a borrower or counterparty will fail to honour its financial or contractual obligations to the Bank. Measurement is based on the Bank’s internal credit risk ratings for corporate/commercial loans and derivatives, and credit scoring for retail loans. It is also based on the Bank’s actual experience with recoveries and takes into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of certain portfolios.

2008 Scotiabank Annual Report      41

Management’s Discussion and Analysis
•	Market risk is the risk that the Bank’s financial condition will vary because of changes in market conditions. Exposure is measured based on the internal VaR models used in the trading book; the VaR on the Bank’s structural interest rate risk, structural foreign exchange risk, and equity market risk; and embedded options risk.
•	Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls.
•	Other risk includes additional risks for which capital is attributed, such as business risk, strategic risk, insurance risk and real estate risk.
     The Bank attributes economic capital to each of these risks. In addition, the Bank uses its economic capital framework to attribute capital to the business lines (refer to non-GAAP measures, page 27). Chart 22 shows the attribution of economic capital by business line. This allows us to appropriately compare and measure the returns from the business lines, based upon their inherent risk.
     For further discussion on risk management and details on credit, market and operational risks, including exposures pertinent to the current market turmoil, refer to the Risk Management section.

Total economic capital by business line
as at October 31, 2008
Dividends
Our record of strong earnings growth and our capital position allowed us to increase our quarterly dividend 4 cents in 2008. On a year-over-year basis, dividends rose by 10% to $1.92 per share, and have risen at a compound annual rate of 17% over the past 10 years. The dividend payout ratio for 2008 was 62%, up from 43% last year.
Share buyback program
In the second quarter of 2008, the Bank renewed its normal course issuer bid to purchase up to 20 million of the Bank’s common shares. This represented approximately 2% of the Bank’s common shares outstanding as at December 31, 2007. During fiscal 2008, the Bank purchased 875,000 common shares at an average cost of $45.61 per share.
Share data
The Bank’s common and preferred share data, as well as trust securities, are shown in Table 18. Further details, including exchangeability features, are discussed in notes 13 and 14 of the consolidated financial statements.
Credit ratings
The Bank continues to have strong credit ratings. The current ratings are AA by DBRS, Aa1 by Moody’s and AA- by Standard & Poor’s.
Outlook
Scotiabank has and will maintain a strong capital position. We have been proactive in raising capital, and will continue to do so in 2009, to support our growth initiatives and make selective acquisitions.
Off-balance sheet arrangements
In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s results of operations or financial condition. These arrangements can be classified into the following categories: variable interest entities (VIEs), securitizations, and guarantees and other commitments.
Variable interest entities
Off-balance sheet arrangements with VIEs include:
•	VIEs that are used to provide a wide range of services to customers. These services include VIEs established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and also to provide investment opportunities. In addition, the Bank creates, administers and manages personal and corporate trusts on behalf of its customers. The Bank also sponsors and actively manages mutual funds.
Financial stability forum disclosures
In April 2008, the Financial Stability Forum, based on the request of G-7 ministers and central bank governors, released its report on recent conditions in the credit market. Among others, a key recommendation of the report was to improve transparency by providing enhanced risk disclosures on financial instruments that markets consider to be higher risk, including off-balance sheet vehicles and structured products. Based on these recommendations, the Bank has provided additional disclosures as follows:

Variable interest entities	p. 42
Mortgage-backed securities	p. 48
Montreal Accord Asset-Backed Commercial Paper (ABCP)	p. 48
Collateralized debt obligations and collateralized loan obligations	p. 48
Structured investment vehicles	p. 49
Exposure to monoline insurers	p. 49
Exposure to Alt-A	p. 49
Leveraged loans	p. 49
Auction-rate securities	p. 49
Automotive industry exposure	p. 49
Consumer auto-based securities	p. 50
42      2008 Scotiabank Annual Report

Share data

As at October 31	Number of Shares (000s)

Common shares	991,924	(1)

Preferred shares Series 12	12,000	(2)
Preferred shares Series 13	12,000	(3)
Preferred shares Series 14	13,800	(4)
Preferred shares Series 15	13,800	(5)
Preferred shares Series 16	13,800	(6)
Preferred shares Series 17	9,200	(7)
Preferred shares Series 18	13,800	(8)(9)
Preferred shares Series 20	14,000	(8)(10)
Preferred shares Series 22	12,000	(8)(11)

Series 2000-1 trust securities issued by BNS Capital Trust	500	(12)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(13)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(13)
Series 2006-1 trust securities issued by Scotiabank Capital Trust	750	(13)

Scotiabank Trust Subordinated Notes — Series A issued by Scotiabank Subordinated Notes Trust	1,000	(13)

Outstanding options granted under the Stock Option Plans to purchase common shares	23,123	(1)(14)

(1)	As at November 19, 2008, the number of outstanding common shares and options were 991,954 and 23,072, respectively. The number of other securities disclosed in this table were unchanged.

(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.

(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.

(4)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.

(5)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.

(6)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share except for the initial dividend paid on January 29, 2008, which was in an amount of $0.39195 per share.

(7)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share except for the initial dividend paid on April 28, 2008, which was in an amount of $0.33753 per share.

(8)	These preferred shares have conversion features.

(9)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on July 29, 2008, in an amount of $0.4315 per share. Dividends, if and when declared, during the initial five-year period ending on April 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed-rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 2.05%, multiplied by $25.00

(10)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on July 29, 2008, in an amount of $0.1678 per share. Dividends, if and when declared, during the initial five-year period ending on October 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed-rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 1.70%, multiplied by $25.00

(11)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend, if and when declared will be payable on January 28, 2009, in an amount of $0.4829 per share. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed-rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 1.88%, multiplied by $25.00

(12)	Reported in capital instrument liabilities in the Consolidated Balance Sheet.

(13)	Reported in deposits in the Consolidated Balance Sheet.

(14)	Included are 16,293 stock options with tandem stock appreciation right (SAR) features.
•	VIEs that are used to provide alternative sources of funding to the Bank and manage its capital position. The Bank may utilize these VIEs to securitize its own assets, primarily residential mortgages. The Bank may also establish VIEs in order to issue capital instruments that qualify as regulatory capital, such as Scotiabank Trust Securities and Scotiabank Subordinated Trust Notes.
     All VIEs are subject to a rigorous review and approval process to ensure that all relevant risks, as well as accounting, related party, reputational and ownership issues, are properly identified and addressed. For many of the VIEs that are used to provide services to customers, the Bank does not guarantee the performance of the VIE’s underlying assets, and does not absorb any related losses. For other VIEs, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity or operational risks. The Bank earns fees based on the nature of its association with a VIE.
     As at October 31, 2008, total consolidated assets related to VIEs were $5.8 billion, compared to $6.1 billion at end of 2007. The amounts owed by or to the consolidated VIEs were not significant. The Bank earned fees of $72 million and $65 million in 2008 and 2007, respectively, from certain VIEs in which it has a significant variable interest at the end of the year but did not consolidate. More information with respect to the Bank’s involvement with VIEs, including details of liquidity facilities and maximum loss exposure

Assets held by Scotiabank-sponsored Canadian-based multi-seller conduits

	2008					2007
	Funded		Unfunded	Total		Funded		Unfunded	Total
As at October 31 ($ millions)	assets	(1)	commitments	exposure	(2)	assets	(1)	commitments	exposure	(2)

Auto loans/leases	$2,204		$299	$2,503		$4,506		$531	$5,037
Equipment loans	969		63	1,032		1,227		79	1,306
Trade receivables	205		91	296		251		45	296
Canadian residential mortgages	89		2	91		113		2	115
Retirement savings plan loans	156		3	159		291		6	297
Loans to closed-end mutual funds	161		91	252		209		167	376

Total(3)	$3,784		$549	$4,333		$6,597		$830	$7,427

(1)	Funded assets are reflected at original cost.

(2)	Exposure to the Bank is through global-style liquidity facilities and letters of guarantee.

(3)	These assets are substantially sourced from Canada.

2008 Scotiabank Annual Report      43

Management’s Discussion and Analysis
by VIE category, is provided below and in Note 6 to the consolidated financial statements on page 120.
     There are three primary types of association the Bank has with VIEs:
•	multi-seller conduits sponsored by the Bank,

•	liquidity facilities provided to non-Bank sponsored conduits, and

•	funding vehicles.
Multi-seller conduits sponsored by the Bank
The Bank sponsors three multi-seller conduits, two of which are Canadian-based and one in the United States. The Bank earns commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totalled $70 million in 2008, compared to $56 million in the prior year.
     The multi-seller conduits purchase high-quality financial assets, primarily from clients, and finance these assets through the issuance of highly rated commercial paper (CP). For assets purchased, there are supporting backstop liquidity facilities that are generally equal to 102% of the assets purchased or committed to be purchased. The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduit is unable to access the commercial paper market.
     As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support, program-wide credit enhancement and temporary holdings of commercial paper. The Bank has a process to monitor these exposures to ensure it is not required to consolidate the assets and liabilities of the conduit.
Canada
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.3 billion as at October 31, 2008 (October 31, 2007 — $7.4 billion). A substantial reduction in auto loans/leases in 2008 caused the year-over-year decline. As of October 31, 2008, total commercial paper outstanding for the Canadian-based conduits administered by the Bank was $3.8 billion (October 31, 2007 — $6.7 billion). At year end, the Bank held approximately 6% of the total commercial paper issued by these conduits. Table 19 presents a summary of assets held by the Bank’s two Canadian multi-seller conduits as at October 31, 2008 and 2007, by underlying exposure.
     Substantially all of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Approximately 24% of the funded assets were externally rated AAA as at October 31, 2008, with the balance having an equivalent rating of AA- or higher based on the Bank’s internal rating program. There are no non-investment grade rated assets held in these conduits. The funded assets have a weighted average repayment period of approximately 1.1 years, with 69% maturing within three years. There is no exposure to U.S. subprime mortgage risk within these two conduits.
United States
The Bank’s primary exposure to the U.S.-based conduit is the liquidity support and program-wide credit enhancement provided, with total liquidity facilities of $12.8 billion as at October 31, 2008 (October 31, 2007 — $12.7 billion). Excluding the impact of foreign currency translation, total exposure declined $2.7 billion year over year. As at October 31, 2008, total commercial paper outstanding for the U.S.-based conduit administered by the Bank was $8.4 billion (October 31, 2007 — $7.9 billion). At year end, the Bank did not hold any commercial paper issued by this conduit.
     A significant portion of the conduit’s assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of an asset purchase agreement. Program-wide credit enhancement is generally equal to 10% of the assets purchased or committed to be purchased by the conduit. This is available to absorb a portion of the

Assets held by Scotiabank-sponsored U.S.-based multi-seller conduits

	2008					2007
	Funded		Unfunded	Total		Funded		Unfunded	Total
As at October 31 ($ millions)	assets	(1)	commitments	exposure	(2)	assets	(1)	commitments	exposure	(2)

Credit card/consumer receivables	$1,318		$641	$1,959		$1,172		$513	$1,685
Auto loans/leases	2,894		1,160	4,054		2,774		1,462	4,236
Trade receivables	2,161		1,855	4,016		1,434		1,832	3,266
Loans to closed-end mutual funds	690		652	1,342		940		350	1,290
Diversified asset-backed securities	932		19	951		787		42	829
CDOs/CLOs	—		—	—		372		—	372
Mortgage-backed securities	—		—	—		114		536	650
Corporate loans(3)	417		50	467		260		111	371

Total(4)	$8,412		$4,377	$12,789		$7,853		$4,846	$12,699

(1)	Funded assets are reflected at original cost.

(2)	Exposure to the Bank is through program-wide credit enhancement and global-style liquidity facilities.

(3)	These assets represent secured loans that are externally rated investment grade.

(4)	These assets are sourced from the U.S.
44       2008 Scotiabank Annual Report

losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancement, and the subordinated note issued by the conduit. In the fourth quarter, in line with current market practices, the Bank revised its liquidity agreements with the conduit such that the Bank will fund full par value of all assets, including defaulted assets, if any, of the conduit.
     Table 20 presents a summary of assets purchased and held by the Bank’s U.S. multi-seller conduit as at October 31, 2008 and 2007, by underlying exposure.
     As at October 31, 2008, approximately 92% of the conduit’s funded assets are rated A or higher, either externally (16%) or based on the Bank’s internal rating program (76%). There are no non-investment grade assets held in this conduit. The funded assets have a weighted average repayment period of approximately 1.4 years, with 75% maturing within five years.
     The conduit has investments in two pools of diversified asset-backed securities. These pools are guaranteed by monoline insurers (refer to Exposure to monoline insurers on page 49) and are rated investment grade based on the Bank’s internal rating program. The assets underlying these securities are primarily retail loans, including U.S. home equity, student loans and residential mortgage-backed securities. Exposure to U.S. subprime mortgage risk within these securities was nominal at approximately $28 million as at October 31, 2008.
     On April 30, 2007, the Bank’s U.S. multi-seller commercial paper conduit issued a subordinated note to an unrelated party that absorbs the majority of the expected losses. It was determined that the Bank was no longer the primary beneficiary and, as a result, the VIE was no longer recorded in the Bank’s Consolidated Balance Sheet as at April 30, 2007. On the date of deconsolidation, this resulted in a decrease to both available-for-sale securities and other liabilities of $7 billion, and a net increase in guarantees and other indirect commitments of $8 billion.
     In 2008, the conduit transferred CDO and CLO assets to the Bank, pursuant to the terms of its liquidity asset purchase agreements. A pre-tax charge of $298 million, after considering recoveries, was recorded during the year to the Consolidated Statement of Income. This represents the difference between the amounts paid (original cost of the assets) and the fair value of the assets on the dates the assets were transferred to the Bank. The pre-tax charge comprised $53 million for an asset transferred in the second quarter and $245 million for assets transferred in the fourth quarter of 2008. After the transfer of the above assets, the conduit no longer has any direct holding of structured CDO/CLO exposures. In addition, the Bank, as the liquidity provider to the conduit, does not intend to allow the conduit to purchase such asset types in the future.
     During the year, as a consequence of each transfer of assets to the Bank, the conduit increased its note issued to an unrelated party. This note continues to absorb the majority of the expected losses of the remaining assets of the conduit, as updated for current market conditions. Upon the increase of the note, it was determined that the Bank was not the primary beneficiary, and therefore does not consolidate the conduit.
     The Bank does not consider the transfer of assets from the conduit to the Bank to be an indicator of the Bank’s intent to provide support to the note holder. Realized losses from these assets, if any, will be allocated to the note holder in accordance with the provisions of the note. The Bank has no plans to remove any assets from the conduit unless required to do so in its role as administrator, pursuant to the liquidity asset purchase agreements (LAPA). In the future, if any asset transfer occurs pursuant to the terms of the LAPA, the Bank would continue to allocate losses on such assets to the note holder.
Liquidity facilities provided to non-Bank sponsored conduits
For conduits not administered by the Bank, liquidity facilities totaled $1.2 billion as at October 31, 2008 (October 31, 2007 — $2.4 billion), of which $1.2 billion (October 31, 2007 — $1.8 billion) were for U.S. third-party conduits and none (October 31, 2007 — $570 million) were for Canadian third-party conduits. The assets of these non-Bank sponsored conduits, which are not administered by the Bank, are almost entirely consumer auto-based securities. Approximately 91% of these assets are externally rated AAA, with the balance of the assets rated investment grade, based on the Bank’s internal rating program. The majority of the liquidity facilities have an original committed term of 364 days, renewable at the option of the Bank. The weighted average life of the underlying assets of these conduits is approximately two years. There is no exposure to U.S. subprime mortgage risk.
Funding vehicles
The Bank uses special purpose entities (SPEs) to facilitate the cost-efficient financing of its operations. The Bank has two such SPEs — Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust — that are VIEs and are not consolidated on the Bank’s balance sheet, as the Bank is not the primary beneficiary. The Scotiabank Trust Securities and Scotiabank Trust Subordinated Notes issued by the Trusts are not reported on the Consolidated Balance Sheet, but qualify as regulatory capital. The deposit notes issued by the Bank to Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust are reported in deposits. Total deposits recorded by the Bank as at October 31, 2008 from these trusts were $3.4 billion (October 31, 2007 — $3.4 billion). The Bank recorded interest expense of $199 million on these deposits in 2008 (2007 — $143 million).

2008 Scotiabank Annual Report     45

Management’s Discussion and Analysis
Securitizations
The Bank securitizes a portion of its residential mortgages and personal loans by transferring the assets on a serviced basis to trusts. Residential mortgage securitizations are principally conducted through the Bank’s participation in the Government’s Canada Mortgage Bond (CMB) program. If certain requirements are met, these transfers are treated as sales, and the transferred assets are removed from the Consolidated Balance Sheet (this is discussed further in Note 1 to the consolidated financial statements on page 113). These securitizations enable the Bank to access alternative and more efficient funding sources, and manage liquidity and other risks. The Bank does not provide liquidity facilities with respect to the CMB program. As such, the Bank is not exposed to significant liquidity risks in connection with these off-balance sheet arrangements.
     The outstanding amount of off-balance sheet securitized mortgages was $12.8 billion as at October 31, 2008, compared to $11.6 billion last year. The change in 2008 was primarily from ongoing sales through the CMB program and the Bank’s participation in the new Government of Canada initiative (Insured Mortgage Purchase Program). This initiative was implemented to enhance term liquidity in the Canadian financial markets, and the Bank sold $1.5 billion of mortgage-backed securities pursuant to this program. The amount of off-balance sheet securitized personal loans was $235 million as at October 31, 2008, compared to $414 million last year.
     Subsequent to the transfer of assets, the Bank may retain interests in securities issued by the trusts, may make payments to the trusts under certain limited circumstances, maintains relationships with the underlying customers, and provides administrative services to the trusts. Additional information on the commitments to the trusts is disclosed in Note 23 to the consolidated financial statements on pages 137 to 139.
     The Bank recorded securitization revenues of $130 million in 2008, compared to $34 million in 2007. This change was due to the Bank’s ongoing sale of mortgages to the CMB program and the Bank’s participation in the Insured Mortgage Purchase Program discussed above.
     Additional information on the amount of securitizations and associated cash flows, servicing fees and retained interests is provided in Note 4(b) to the consolidated financial statements on page 118. Table 21 on page 47 summarizes the Bank’s on-balance sheet investments in mortgage-backed securities and other asset-backed securities, as well as the liquidity facilities extended to Bank-sponsored and non-Bank sponsored third-party asset-backed commercial paper conduits.
Guarantees and other commitments
Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:
•	Standby letters of credit and letters of guarantee: As at October 31, 2008, these amounted to $27.8 billion, compared to $18.4 billion last year. These instruments are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party. The year-over-year growth reflects a general increase in customer business, as well the strengthening of the U.S. dollar.
•	Liquidity facilities: These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event that a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Within liquidity facilities are credit enhancements that the Bank provides, in the form of financial standby letters of credit, to commercial paper conduits sponsored by the Bank. As at October 31, 2008, these credit enhancements amounted to $1,269 million, compared to $1,187 million last year. Refer to the liquidity discussions under VIEs on page 42.
•	Indemnification contracts: In the ordinary course of business, the Bank enters into many contracts where the Bank may indemnify contract counterparties for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities.
•	Loan commitments: The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2008, these commitments amounted to $130 billion, compared to $114 billion a year earlier. The majority of these commitments are short-term in nature, with original maturities of less than one year. The year-over-year increase reflects a general increase in the customer business as well as the strengthening of the U.S. dollar.
     These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guaranteed products, the above dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.
     Fees from the Bank’s guarantees and loan commitment arrangements, recorded in credit fees in Other income in the Consolidated Statement of Income, were $240 million in 2008, compared to $213 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 23 to the consolidated financial statements on pages 137 and 139.
46     2008 Scotiabank Annual Report

Financial instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and non-trading purposes, such as asset/liability management.
     Financial instruments are generally carried at fair value, except the following, which are carried at amortized cost unless designated as held for trading at inception: loans and receivables, certain securities and most financial liabilities.
     Unrealized gains and losses on available-for-sale securities, net of related hedges, as well as gains and losses on derivatives designated as cash flow hedges, are recorded in Other Comprehensive Income. These gains and losses are recorded in the Consolidated Statement of Income when realized, in the case of available-for-sale securities, or when the hedged item affects income, in the case of cash flow hedges.
     The Bank’s accounting policies for derivatives and hedging activities are further described in Note 1 to the consolidated financial statements (see pages 111 to 115). Interest income and expense on interest-bearing financial instruments are recorded in the Bank’s Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. In addition to net gains and losses on trading securities, realized gains and losses and writedowns to fair value for other-than-temporary impairment for available-for-sale securities and equity account investments are recorded in other income.
     Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. Market risk arises from changes in market prices and rates (including interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices). The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits and techniques. A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section (see pages 62 to 76). In addition, Note 24 to the consolidated financial statements on page 139 presents the Bank’s exposure to credit risk, liquidity risk and market risks arising from financial instruments as well as the Bank’s corresponding risk management policies and procedures.
     There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 basis point increase in interest rates on annual income and the economic value of shareholders’ equity, as described on page 146. For trading activities, the table on page 147 discloses the average one-day Value at Risk by risk factor. For derivatives, based on the Bank’s maturity profile of derivative instruments, only 15% (2007 — 14%) had a term to maturity greater than five years.
     Note 27 to the consolidated financial statements (see pages 149 to 153) provides details about derivatives used in trading and non-trading activities, including notional amounts, remaining term to maturity, credit risk and fair values.
     The fair value of the Bank’s financial instruments are provided in Note 25 to the consolidated financial statements (see page 148) along with a description of how these amounts were determined.
     The fair value of the Bank’s financial instruments was lower than their carrying value by $543 million as at October 31, 2008 (October 31, 2007 — $791 million). This difference relates to loan assets, deposit liabilities, subordinated debentures and capital instrument liabilities. The year-over-year change in the excess of fair value over book value arose mainly from changes in interest rates and credit spreads. Fair value estimates are based on market conditions at October 31, 2008, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the section on Critical accounting estimates (see pages 77 to 81).
     Disclosures specific to certain financial instruments designated as held for trading under the fair value option can be found in Note 26 to the consolidated financial statements (see page 149). These designations were made primarily to avoid an accounting mismatch between two instruments, or to better reflect how the performance of a specific portfolio is evaluated by the Bank.
     During the year certain trading assets were reclassified to available-for-sale securities (refer to Reclassification of financial assets on page 82).

Mortgage-backed securities

	As at October 31, 2008				As at October 31, 2007

	Non-trading		Trading		Non-trading		Trading
Carrying value ($ millions)	portfolio		portfolio		portfolio		portfolio

Canadian NHA mortgage-backed securities(1)	$6,294		$184		$4,435		$517
Commercial mortgage-backed securities	123	(2)	47	(3)	110	(2)	38	(3)
Other residential mortgage-backed securities	55		—		5		—

Total	$6,472		$231		$4,550		$555

(1)	Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

(2)	The assets underlying the commercial mortgage-backed securities in the non-trading portfolio relate to non-Canadian properties.

(3)	The assets underlying the commercial mortgage-backed securities in the trading portfolio relate to Canadian properties.

2008 Scotiabank Annual Report      47

Management’s Discussion and Analysis
Selected credit instruments
Mortgage-backed securities
Non-trading portfolio
Total mortgage-backed securities held as available-for-sale securities represent approximately 1% of the Bank’s total assets as at October 31, 2008 and are shown in Table 21 on page 47. Exposure to U.S. subprime mortgage risk is nominal.
Trading portfolio
Total mortgage-backed securities held as trading securities represent less than 0.1% of the Bank’s total assets as at October 31, 2008 and are shown in Table 21 on page 47.
Montreal Accord Asset-Backed Commercial Paper (ABCP)
The fair value of Montreal Accord ABCP held by the Bank as at October 31, 2008 was $144 million (October 31, 2007 — $187 million). These securities are currently subject to a restructuring which, if successful, will result in converting these holdings into longer-dated securities. The Bank’s ABCP carrying value represents approximately 62% of par value. In valuing these securities, the Bank considers the nature of the underlying assets, the impact of current credit spreads on the value of similar structured asset-type exposure and other market factors. Net writedowns relating to ABCP recorded this year were $44 million (2007 — $20 million).
     As part of the proposed restructuring plan, the Bank will participate in a margin funding facility, which is similar to an unfunded loan commitment.
Collateralized debt obligations and collateralized loan obligations
Non-trading portfolio
The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments in its non-trading portfolio which are primarily classified as available-for-sale securities. CDOs and CLOs generally achieve their structured credit exposure either synthetically through the use of credit derivatives, or by investing and holding corporate loans or bonds. These investments are carried at fair value on the Bank’s Consolidated Balance Sheet. Changes in the fair value of cash-based CDOs/CLOs are reflected in Other Comprehensive Income, unless there has been an other-than-temporary decline in fair value, which is recorded in net income. Changes in the fair value of synthetic CDOs/CLOs are reflected in net income. Substantially all of the referenced assets of the Bank’s CDO and CLO investments are corporate exposures, with no U.S. mortgage-backed securities.
     As at October 31, 2008, the remaining exposure to CDOs was $420 million (October 31, 2007 — $565 million), of which $83 million is included in Accumulated Other Comprehensive Income (AOCI). This portfolio is well diversified, with an average individual CDO holding of $13 million, and no single industry exceeding 21% of the referenced portfolio on a weighted average basis. Based on their carrying values, these CDOs have a weighted average rating of AA. More than 18% of their investments are senior tranches with subordination of 10% or more, and 17% of the investments are in equity tranches. During the year, the Bank recorded a pre-tax loss of $516 million in net income (2007 — $35 million) and a pre-tax loss of $76 million in Other Comprehensive Income (2007 — $7 million), reflecting changes in the fair value of the CDOs. The decline in fair value of CDOs was driven by the widening of credit spreads, coupled with recent credit events in certain previously highly rated reference assets.
     As at October 31, 2008, the fair value of the Bank’s investments in CLOs was $660 million (October 31, 2007 — $675 million), net of $436 million recorded in AOCI. This portfolio is well diversified with an average individual CLO holding of $6 million and no single industry exceeding 12% of the referenced portfolio on a weighted average basis. These CLOs are primarily investment grade and have a weighted average rating of AA. More than 94% of these investment holdings are senior tranches with subordination of 10% or more. Only 2% of the investments are in equity tranches. During the year, the Bank recorded a pre-tax loss of $35 million in net income (2007 — $3 million) and a pre-tax loss of $432 million in Other Comprehensive Income (2007 — $4 million), reflecting changes in the fair value of the CLOs. The above movements in fair value relating to CLOs reflect changes in asset prices arising mainly from liquidity challenges and some change in underlying credit quality of the loans. Although these investments have experienced a decline in fair value, the Bank has the ability and intent to hold these securities until there is a recovery in fair value, which may be at maturity. These unrealized losses are considered temporary in nature.
     The key drivers of the change in fair value of CDOs and CLOs are changes in credit spreads and the remaining levels of subordination. Based on positions held at October 31, 2008, a 50 basis point widening of relevant credit spreads would result in a pre-tax decrease of approximately $12 million in

Collateralized debt obligations (CDOs)
Trading portfolio

	As at October 31, 2008		As at October 31, 2007

		Positive/		Positive/
	Notional	(negative)	Notional	(negative)
Outstanding ($ millions)	Amount	fair value	Amount	fair value

CDOs — sold protection	$6,647	$(3,368)	$4,003	$(216)
CDOs — purchased protection	$6,550	$3,187	$3,025	$74

48     2008 Scotiabank Annual Report

income and $21 million in Other Comprehensive Income.
Trading portfolio
The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. Total CDOs purchased and sold in the trading portfolio are shown in Table 22 on page 48.
     To hedge the net exposure, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of CDOs/CDSs is changes in credit spreads. Based on positions held at October 31, 2008, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax increase of approximately $3 million in income.
     More than 79% of these CDO exposures are investment grade equivalent. Substantially all of the Bank’s credit exposure to CDO swap counterparties is to entities which are externally or internally rated the equivalent of A- or better.
     The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.
Structured investment vehicles
As at October 31, 2008, the carrying value of the Bank’s investments in structured investment vehicles (SIVs) was nil (October 31, 2007 — $125 million). The reduction resulted from a combination of writeoffs and asset value exchanges during the year. The Bank does not sponsor, manage or provide liquidity support to SIVs.
Exposure to monoline insurers
The Bank has insignificant direct exposure to monoline insurers. The Bank has indirect exposures of $2.8 billion (October 31, 2007 — $4.0 billion) in the form of monoline guarantees, which provide enhancement to public finance and other transactions, where the Bank has provided credit facilities to either the issuers of securities or facilities which hold such securities. The Bank’s public finance exposures of $1.5 billion (October 31, 2007 — $2.9 billion) are primarily to U.S. municipalities and states. The securities related to these facilities are primarily rated investment grade without the guarantee, and represent risk the Bank would take without the availability of the guarantee. More than 81% of these securities are rated A or above.
     Other indirect exposures to monoline insurers were $1.3 billion (October 31, 2007 — $1.1 billion). These exposures are primarily composed of $0.9 billion (October 31, 2007 — $0.8 billion) of guarantees by the monolines on diversified asset-backed securities held by the Bank’s U.S. multi-seller conduit (as discussed on page 44 in the section on Multi-seller conduits sponsored by the Bank). The two monoline insurers providing these guarantees are currently externally rated investment grade. Without these guarantees, certain of the underlying assets of the diversified asset-backed securities would not be rated investment grade.
     In the second quarter of 2008, the Bank replaced the credit default protection previously provided by an insurance monoline with protection from another swap counterparty. The Bank incurred a net cumulative counterparty loss of $48 million relating to this insurance monoline.
Exposure to Alt-A
In the U.S., loans are classified as Alt-A when they have higher risk characteristics such as lower credit scores and/or higher loan-to-value ratios. As at October 31, 2008, the Bank had insignificant direct and indirect exposure to U.S. Alt-A loans and securities. In Canada, the Bank does not have a mortgage program which it considers to be an equivalent of U.S. Alt-A.
Leveraged loans
The Bank may provide leveraged financing to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities.
The Bank’s exposure to highly leveraged loans awaiting syndication as at October 31, 2008, was nominal.
Auction-rate securities
Auction-rate securities (ARS) are long-term, variable rate notes issued by trusts referenced to long-term notional maturity, but have interest rates reset at predetermined short-term intervals. ARS are issued by municipalities, student loan authorities and other sponsors through auctions managed by financial institutions. The Bank does not sponsor any ARS program and does not hold any ARS.
Automotive industry exposure
The Bank’s direct (corporate and commercial) loan exposure to the North American and European automotive industry as at October 31, 2008, comprised the following:

($ billions)

Original equipment manufacturers (OEM)	$0.5
Financing and leasing	1.2
Parts manufacturers	0.7
Dealers	2.8

Total	$5.2

     Approximately 63% of this exposure is rated investment grade, either externally or based on the Bank’s internal rating program, and loans are typically senior in the capital structure of the borrowers. The loss ratio — loan losses as a percentage of average loan exposures — on this portfolio was 9 basis points in 2008, unchanged from 2007.
     The Bank is actively managing its exposure to this sector. Regular stress tests are performed on this exposure, covering a number of different scenarios, including the potential default of a North American OEM. In addition, the Bank has focused on large multi-dealer relationships and parts manufacturing customers with geographic and OEM diversity, and has lowered its exposure to North American OEMs.

2008 Scotiabank Annual Report      49

Management’s Discussion and Analysis
Consumer auto-based securities
The Bank holds $7.8 billion (October 31, 2007 — $6.2 billion) of consumer auto-based securities which are classified as available-for-sale. Of the year-over-year growth, half arose from foreign currency translation. These securities are almost all loan-based securities, with only 2% of these holdings representing leases. The loan-based securities arise from retail instalment sales contracts (loans) which are primarily acquired through a US$6 billion revolving facility to purchase U.S. and Canadian consumer auto loans from a North American automotive finance company. This facility has a remaining revolving period of approximately two years, and was recently modified to allow the seller to sell Canadian-based loans to the Bank for a limited period rather than U.S.-based loans. The facility is structured with credit enhancement in the form of over collateralization provided at the time of the loan purchases, resulting in no further reliance on the seller for credit enhancement. For each subsequent purchase under the revolving credit facility, the credit enhancement is a multiple of the most recent pool loss data for the seller’s overall managed portfolio.
     The Bank conducts periodic stress tests on the loan-based securities. Under different stress scenarios, the loss on this U.S. consumer auto loan-backed securities portfolio is within the Bank’s risk tolerance. Approximately 80% of these securities are externally rated AAA and have a weighted average life of approximately two years.
     These securities are carried at fair value with the change in fair value recorded in Other Comprehensive Income. The Bank has recorded a pre-tax cumulative unrealized loss of $272 million in Accumulated Other Comprehensive Income (October 31, 2007 — unrealized gain of $40 million). While there has been some deterioration in credit quality, the unrealized loss was primarily attributable to wider credit spreads. As the Bank has the ability and intent to hold these securities until there is a recovery in fair value, which may be at maturity, these unrealized losses are considered temporary in nature.
     In addition, the Bank provides liquidity facilities to its own sponsored multi-seller conduits and to non-bank sponsored conduits to support automotive loan and lease assets held by those conduits. For details, see sections on Multi-seller conduits sponsored by the Bank (page 44) and Liquidity facilities provided to non-bank sponsored conduits (page 45).
50      2008 Scotiabank Annual Report

Management’s Discussion and Analysis

Business Line Overview
Canadian Banking
Canadian Banking had a strong year, with net income of $1,724 million, a 10% increase over last year. Prior year results included a gain of $92 million (net of applicable taxes) from the global Visa restructuring. Excluding this gain, underlying net income growth was $252 million or 17%. Substantial growth in retail mortgages, and strong growth in personal lending and deposits was partially offset by a narrowing interest margin. Non-interest expenses were well controlled, while provisions for credit losses rose, due to retail asset growth and higher commercial provisions.
International Banking
International Banking reported net income of $1,186 million, a decrease of 5% from last year. Strong asset growth from existing businesses and contributions from acquisitions added to earnings. However, results were negatively impacted by valuation adjustments and the effect of foreign currency translation. As well, 2007 included a $71 million (after-tax) gain from the global Visa restructuring. Provisions for credit losses rose due to retail asset growth, acquisitions, and rising delinquency in certain markets.
Scotia Capital
Scotia Capital had a difficult year, as net income fell 30% to $787 million in 2008. This resulted primarily from charges relating to certain trading activities and valuation adjustments due to market volatility. As well, interest and loan loss recoveries declined from last year. These were partly offset by strong loan growth and record results in Scotia Waterous M&A and precious metals, fixed income and foreign exchange trading.

Canadian Banking Net Income	International Banking Net Income	Scotia Capital Net Income
Net income ($ millions)	Net income ($ millions)	Net income ($ millions)

2008 financial performance

	Canadian	International
($ millions)	Banking	Banking	Scotia Capital	Other(1)	Total

Net interest income(2)	$4,324	$3,315	$1,120	$(1,185)	$7,574
Other income	2,174	1,282	707	139	4,302
Provision for credit losses	(399)	(236)	5	—	(630)
Non-interest expenses	(3,632)	(2,634)	(937)	(93)	(7,296)
Income taxes/non-controlling interest(2)	(743)	(541)	(108)	582	(810)

Net income	$1,724	$1,186	$787	$(557)	$3,140

Return on equity(3) (%)	35.6%	15.5%	21.5%	N/A	16.7%
Attributed equity(3)	$4,764	$7,353	$3,571	$2,530	$18,218
Average earning assets ($ billions)(3)	$175	$79	$141	$17	$412

(1)	The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Taxable equivalent basis. See non-GAAP measures on page 27.

(3)	Non-GAAP measure. See non-GAAP measures on page 27.

N/A	Not applicable

2008 Scotiabank Annual Report     51

Management’s Discussion and Analysis
2008 Achievements
•	We are continuing to build our Wealth Management business:
–	We signed an agreement to purchase a 38% interest in CI Financial Income Fund, one of Canada’s leading asset managers.

–	We doubled our Canadian online brokerage footprint through the purchase of top-ranked E*Trade Canada.
•	We are creating innovative new products and services:
–	Building on our partnership with the NHL, we launched the ScotiaHockeyTM VISA card, along with the ScotiaHockey RewardsTM program.

–	We introduced the Bank the Rest program, a first of its kind savings program in Canada that helps customers save every time they use their Scotiabank debit card.
•	We are working to expand and assist our small business customer base:
–	We introduced a ScotiaGold Passport for business VISA card that enables small business customers to keep their business and personal spending separate, and at the same time earn valuable reward points.

–	Scotiabank’s small business specialists crossed the country in a specially equipped RV, communicating the unique tools, resources and advice that we offer to help owners grow their businesses.
•	We are acquiring new customers and building brand awareness:
–	We continued to expand our distribution network in high-growth markets, opening 13 new branches and adding 171 customer-facing sales staff.

–	We partnered with The Western Union Company to offer international money transfer services to Scotiabank customers.
2009 Priorities
•	Focus on our key market segments.

•	Ensure positive operating leverage through revenue growth and by controlling expenses and finding new efficiencies.

•	Prudently manage risk.

•	Carefully assess investment of capital.

•	Maintain our strong position to take advantage of market opportunities.
Key performance indicators
Management uses a number of key metrics to monitor business performance:
•	net income

•	productivity ratio and operating leverage

•	loan loss ratio

•	market share of key products

•	new customer acquisition

•	customer loyalty

•	employee satisfaction
Business profile
Canadian Banking provides a full range of banking and investing services to more than 7 million customers across Canada, through a network of 1,016 branches and 2,943 ABMs, as well as telephone and Internet banking.
    Canadian Banking includes three main businesses:
•	Retail and Small Business Banking provides mortgages, loans, credit cards, investments, insurance and day-to-day banking products to individuals and small businesses.

•	Wealth Management provides a full range of products and services including: retail brokerage (discretionary, non-discretionary and self-directed); investment management advice; mutual funds and savings products; and financial, trust and estate planning, as well as private client services, for affluent customers.

•	Commercial Banking delivers a full product suite to medium and large businesses, including banking, cash management, lending and leasing.
Strategy
Delivering value to our customers and helping them become financially better off remains our core purpose. Canadian Banking’s growth strategy is to build market share and drive sustainable, profitable revenue growth by strengthening existing customer relationships to win a greater share of their business and attracting new customers. We will achieve this by building on our strengths in customer service, our innovative products and programs, and our recent strategic acquisitions and partnerships.

52     2008 Scotiabank Annual Report

Financial performance
Canadian Banking reported net income of $1,724 million in 2008, $160 million or 10% higher than last year. Return on equity was 35.6%. Canadian Banking accounted for 55% of the Bank’s total net income. Prior year results included a gain of $92 million (net of applicable taxes) from the global Visa restructuring. Excluding this gain, underlying net income growth was $252 million or 17%. Retail and small business banking, commercial banking, and wealth management all generated solid performances.
Assets and liabilities
Average assets grew $21 billion or 14% in 2008. This was led by a substantial increase in residential mortgage balances (before securitization) of $14 billion or 15%. There was also a very good year-over-year increase in personal revolving credit and other personal loans. This resulted in a market share gain of 10 basis points versus last year in total personal lending. Business lending, including acceptances, was 13% higher than last year.
     Retail and small business deposits grew $10 billion or 12%, due mainly to an increase in term deposit balances and the impact of the Dundee Bank acquisition. These strong results led to an industry-leading gain in total personal deposit market share of 61 basis points from last year. Commercial deposits, including current accounts and non-personal term deposits, rose 3%. In wealth management, assets under administration declined 2% to $128 billion, as market-driven declines were partially offset by net asset inflows. Assets under management grew 2% to $26 billion.
Revenues
Total revenues were $6,498 million, up $395 million or 6% from last year. Net interest income increased $469 million to $4,324 million, due to strong volume growth in both assets and deposits. This was partially offset by a decline in the margin of 5 basis points to 2.46%, due to a shift into relatively lower yielding variable rate mortgages, as well as higher wholesale funding requirements. This was partially offset by lower wholesale funding rates.
     Other income for the year was $2,174 million, a decrease of $74 million or 3%. Excluding the $111 million gain related to the global Visa restructuring in 2007, other income rose 2% or $37 million. Solid performances in retail and small business and commercial banking were partly offset by a 2% decline in wealth management revenues, reflecting difficult market conditions.
Retail & Small Business Banking
Total revenues were $4,014 million, up $262 million or 7% from last year excluding the Visa restructuring gain. Net interest income rose $219 million or 8% from strong growth in assets and deposits, partially offset by a lower margin. Excluding the 2007 Visa gain, other income rose $43 million or 5% due to higher foreign exchange, increased service fees from chequing and savings accounts due to new account growth, and higher credit card revenues reflecting growth in cardholder transactions.
Commercial Banking
Total revenues rose $275 million or 26% to $1,349 million in 2008. Net interest income was 34% higher than last year, driven by strong growth in assets and a higher margin. Average assets rose 18% and average deposits increased 3%. Year over year, other income rose 4% to $328 million.

Canadian Banking financial performance

($ millions)	2008	2007	2006

Net interest income(1)	$4,324	$3,855	$3,682
Other income	2,174	2,248	1,935
Provision for credit losses (PCL)	(399)	(295)	(279)
Non-interest expenses	(3,632)	(3,559)	(3,469)
Income taxes(1)	(743)	(685)	(581)

Net income	$1,724	$1,564	$1,288

Key ratios
Return on equity (ROE)	35.6%	33.0%	27.8%
Productivity(1)	55.9%	58.3%	61.8%
Net interest margin (NIM)(1)	2.46%	2.51%	2.70%
PCL as a percentage of loans and acceptances	0.23%	0.19%	0.20%

Selected balance sheet data (average balances)
Earning assets	175,464	153,695	136,420
Deposits	127,615	116,012	107,370
Attributed equity	4,764	4,699	4,602

(1)	Taxable equivalent basis.

Total revenue

2008 Scotiabank Annual Report     53

Management’s Discussion and Analysis
Wealth Management
Total revenues were $1,135 million, up $5 million from last year, despite significant declines in equity markets. Mutual fund revenue grew 7%, driven by net fund sales of $1.5 billion. This growth, which led to greater market share, occurred primarily in more profitable, long-term funds. Private client revenues increased 6%, reflecting growth in Scotia Cassels managed account fees, Scotiatrust estate and trust fees and private banking fees. ScotiaMcLeod Direct Investing revenues rose 24%, driven mainly by the acquisitions of E*Trade and TradeFreedom. Full-service brokerage revenues fell 8%, mainly as a result of lower news issues, brokerage commissions, and mutual fund trailer fees partly offset by higher fee-based business and insurance revenues.
Non-interest expenses
Non-interest expenses of $3,632 million rose modestly in 2008, up $73 million or 2% from last year. The increase was due mostly to the acquisitions of Dundee Bank, Scotia Dealer Advantage (formerly Travelers Leasing) and TradeFreedom. Also contributing were the impact of growth initiatives, including expansion of the branch network and sales force and normal merit increases. Partially offsetting these increases were lower commission-based, stock-based and other performance-based compensation.
Credit quality
The provision for credit losses was $399 million in 2008, an increase of $104 million compared to last year. This was due to higher provisions in both the commercial and retail portfolios. The increase in the commercial provisions related primarily to a small number of accounts and to increases in small business banking, compared to a very low level of commercial provisions in 2007. The increase in retail provisions related mainly to asset growth in Scotia Dealer Advantage and the credit card portfolios, offset by higher recoveries in other personal loans.
Outlook
In 2009, we expect asset growth to moderate in retail and small business and commercial banking, consistent with the current slowing of the Canadian economy.
     The interest margin is expected to remain fairly stable.
     Growth in other income is expected to reflect deposit account growth, higher credit card revenues and the impact of other business initiatives. Wealth management revenues will benefit from our recent acquisition of E*Trade Canada, but will be tempered by weak equity markets.
     We expect moderate increases in retail and commercial loan loss provisions, given the weaker economic conditions. Overall, the retail credit portfolio is very well secured.
     There will be a significant focus on controlling non-interest expenses in 2009.

Revenue	Strong loan growth	Wealth management Assets under administration and management	Wealth management Mutual fund net sales

(1)	Includes small business and wealth management

(2)	Includes securitized mortgages

54     2008 Scotiabank Annual Report

Management’s Discussion and Analysis
2008 Achievements
•	We increased our presence in the affluent, consumer and micro finance, and small business segments.

•	We added 1.1 million new customers in 2008.

•	We continued to expand our distribution network by:
-	adding more than 90 branches, including 58 in Mexico; and

-	opening Private Client Group offices in Barbados and Peru to expand our wealth management operations.
•	We continued to invest in Peru, a key growth market, by:
-	increasing in our ownership of Scotiabank Peru to 98%;

-	purchasing Banco del Trabajo’s operations in Peru, making Scotiabank #1 in consumer finance in the country; and

-	acquiring 47.5% of Profuturo, Peru’s fourth-largest private pension fund.
•	We expanded our operations in Guatemala and the Dominican Republic with the purchase of select assets from Grupo Altas Cumbres of Chile.

•	We formed a joint venture with the Bank of Beijing and acquired a stake in a Chinese-based fund management company, to create and market a wide variety of mutual funds.

•	We continue to be recognized for our commitment to excellence and customer satisfaction and loyalty:
-	Latin Finance magazine selected Scotiabank as Bank of the Year 2008 in Jamaica.

-	The Banker magazine selected Scotiabank as Bank of the Year 2008 in the following countries: Canada, Belize, Costa Rica, Guyana, Trinidad & Tobago and Turks & Caicos.
2009 Priorities
•	Launch new initiatives to optimize profitability and retention of high-value customers.

•	Strengthen credit risk management by establishing a world-class retail account management and pricing platform.

•	Maintain positive operating leverage through cost control initiatives.

•	Drive non-interest revenue through a greater focus on fee-based services and products, such as insurance.

•	Improve operational efficiency by upgrading our call centres, Internet presence and financial MIS to world-class standards.

•	Seek opportunistic acquisitions and investments.
Key performance indicators
Management uses a number of key metrics to monitor business performance:
•	revenue growth

•	return on equity

•	new customer acquisition

•	productivity ratio

•	loan loss ratio
Business profile
International Banking encompasses Scotiabank’s retail and commercial banking operations in more than 40 countries outside Canada — an international presence unmatched by our domestic competitors. More than 47,000 employees, including subsidiaries and affiliates, provide a full range of financial services to over 5 million customers through a network of 1,850 branches and offices, 3,300 ABMs, telephone and Internet banking, in-store banking kiosks, and specialized sales forces. We operate in the following geographic regions: the Caribbean and Central America, Mexico, Latin America and Asia.
Strategy
International Banking is growing through a combination of organic growth and acquisitions. We are driving organic growth in personal banking by improving the effectiveness of our in-branch sales teams, upgrading our contact centres and Internet banking capability, building our branch network and adding specialized sales forces. We are expanding beyond our traditional retail customer base by increasing our presence in the affluent and consumer finance segments. We are driving growth in the commercial and corporate banking business by leveraging the full range of services and expertise in the Scotiabank Group. We are also expanding beyond traditional banking products and services to build our presence in insurance and pension fund management.
     Our acquisition strategy is focused primarily on acquiring financial services companies in markets where we have existing operations. We also use acquisitions to selectively enter new markets.

2008 Scotiabank Annual Report     55

Management’s Discussion and Analysis
Financial performance
International Banking’s net income in 2008 was $1,186 million, a decrease of $64 million or 5% from last year. Excluding $128 million in charges relating to valuation adjustments, and the $29 million gain from the IPO of the Mexican Stock Exchange in 2008, as well as the $71 million in gains on the global Visa restructuring in 2007, net income was up $106 million or 9% from last year, despite the $83 million negative impact of foreign currency translation. The most significant contributors to this earnings growth were Peru, Asia and our acquisition in Chile. Mexico also had strong retail loan growth, but was impacted by increased loan losses and a higher tax rate, as the remaining tax loss carryforwards were fully utilized in 2007. International Banking accounted for 38% of the Bank’s total net income and had a return on equity of 15.5%.
Assets and liabilities
Average assets increased 20% during the year to $79 billion, despite the 6% negative impact of foreign currency translation. The increase was a result of normal business growth, as well as acquisitions. Underlying commercial loan growth from existing businesses of $8 billion or 29% was primarily in Asia and the Caribbean and Central America. Similarly, strong retail loan growth of 21% was driven by credit cards and mortgages, up 32% and 25%, respectively, spread across the business line. Growth in low-cost deposits was also strong at 11%, as balances rose due to acquisitions, as well as business growth throughout the Caribbean, Peru and Mexico.
Revenues
Total revenues were $4,597 million in 2008, an increase of $608 million or 15% from last year, despite a $239 million negative impact of foreign currency translation.
     Net interest income was $3,315 million in 2008, an increase of $553 million or 20% from last year, despite a negative foreign currency translation impact of $176 million. The underlying increase was a result of strong loan growth of 26% across the division, as well as the impact of the acquisition in Chile. The net interest margin was down slightly from last year, with small increases in Mexico and the Caribbean, offset by a decrease in Peru.
     Other income increased $55 million or 4% year over year to $1,282 million. Excluding the gains on the global Visa restructuring in 2007, as well as the charges relating to valuation adjustments and the gain on the IPO of the Mexican Stock Exchange in 2008, and the negative impact of foreign currency translation, growth was a strong 28%. This was partly a result of the acquisitions in Chile, Peru and the Caribbean and Central America, higher gains on non-trading securities and widespread transaction-driven growth.
Caribbean and Central America
Total revenues were $1,712 million in 2008, an increase of $46 million or 3%, despite the negative impact of foreign currency translation and the gains on the global Visa restructuring in 2007.
     Net interest income was $1,289 million in 2008, an increase of $96 million or 8% from last year, or 17% excluding the negative impact of foreign currency translation. The underlying increase was driven by asset growth across the region, with a 12% increase in commercial lending, 31% increase in credit cards and 21% increase in mortgages.
     Other income of $423 million was down $50 million from last year. This included the negative impact of foreign currency translation of $27 million and the $63 million in gains from the global Visa restructuring in 2007. The underlying 8% growth was due to acquisitions, a positive change in the fair value of certain financial instruments, as well as increases in credit card and personal banking fees.
Mexico
Total revenues were $1,381 million in 2008, an increase of $15 million or 1% compared to last year. This included a negative impact of foreign currency translation of $70 million and $19 million in gains from the global Visa restructuring in 2007.
     Net interest income was $903 million in 2008, an increase of $15 million or 2% from last year, despite a $45 million negative impact of foreign currency translation. The underlying increase was driven by strong retail loan growth, with 32% growth in credit card balances and a 29% increase in mortgages. Net interest margins also rose from last year, reflecting a change in the mix of assets.
     Other income was flat compared to last year, as the gain from the IPO of the Mexican Stock Exchange this year was offset by the negative impact of the gains from the global Visa restructuring in 2007 and the impact of foreign currency translation. Underlying growth in retail fees and

International Banking financial performance

($ millions)	2008	2007	2006

Net interest income(1)	$3,315	$2,762	$2,306
Other income	1,282	1,227	939
Provision for credit losses (PCL)	(236)	(101)	(60)
Non-interest expenses	(2,634)	(2,279)	(1,927)
Income taxes/non-controlling interest(1)	(541)	(359)	(196)

Net income	$1,186	$1,250	$1,062

Key ratios
Return on equity (ROE)	15.5%	19.5%	23.4%
Productivity(1)	57.3%	57.1%	59.4%
Net interest margin (NIM)(1)	4.17%	4.18%	4.15%
PCL as a percentage of loans and acceptances	0.44%	0.25%	0.18%

Selected balance sheet data (average balances)
Earning assets	79,403	66,146	55,510
Deposits	45,438	48,959	41,309
Attributed equity	7,353	6,322	4,500

(1)	Taxable equivalent basis.

56      2008 Scotiabank Annual Report

other transaction-driven revenues was offset by lower investment banking revenues and commercial banking fees.
Latin America, Asia and Other
Total revenues were $1,504 million in 2008, an increase of $547 million over last year, due primarily to acquisitions in Chile, Peru and Asia. The remaining increase arose mainly from very strong widespread loan growth, including a 63% increase in commercial loans, as well as increased investment banking revenues and gains on non-trading securities. These were partly offset by lower other income in Asia due to charges relating to valuation adjustments and the negative impact of foreign currency translation.
Non-interest expenses
Non-interest expenses were $2,634 million in 2008, up $355 million or 16% from last year. This included a $114 million favourable impact of foreign currency translation and a $189 million increase from acquisitions. The remaining growth was due to higher compensation expenses, consistent with business growth and new branch openings, volume-driven increases in communications and processing costs, higher credit card expenses, litigation fees and advertising.
Credit quality
The provision for credit losses was $236 million in 2008, an increase of $135 million compared to last year. Retail portfolios in Mexico, Peru, the Caribbean and, to a lesser extent Chile, recorded increased provisions for credit losses, mainly related to asset growth, acquisitions and rising delinquency in certain markets. The International commercial portfolio continued to benefit from similar levels of net reversals and recoveries as last year.
     Increased focus on the consumer finance segment in several markets, notably Peru and Chile, contributed to an increase in loan loss provisions. However, these segments are accompanied by higher yields.
Outlook
Asset growth in 2009 is expected to moderate in all regions, given the global economic slowdown. However, revenues are expected to continue to increase, as we benefit from strong asset growth in 2008, the widening of lending spreads, and our continued focus on growing fee-based transaction revenues.
     The management of credit quality will continue to be a key focus in 2009. Provisions for credit losses will increase, particularly in our Latin American retail portfolios. In addition, there will be reduced recoveries in the commercial portfolios. However, credit quality is expected to remain within risk tolerance levels, as we should benefit from increased collections activity, and the impact of tighter underwriting standards implemented early in the cycle.
     While expenses are expected to increase in 2009 due to the impact of acquisitions, inflation and spending on some initiatives, the growth will be closely managed.

Total revenue	Revenue growth	Strong loan growth	Total assets

(1)	Includes securitized mortgages
2008 Scotiabank Annual Report     57

Management’s Discussion and Analysis

2008 Achievements
•	Scotia Capital’s Securities Lending team was named #1 for Service During the Recent Credit Crisis in a 2008 global survey by International Securities Finance magazine.

•	Scotia Capital was named the Best Foreign Exchange Bank in Canada for the fourth year in a row by Global Finance magazine.

•	ScotiaMocatta was granted membership in the Shanghai Gold Exchange, the first time that a branch of a foreign bank has been given membership.

•	Scotia Capital was recognized with two Project Finance Magazine awards for the North American Nuclear Deal of the Year and the North American Acquisition Deal of the Year.
Notable transactions during the year:
•	Scotia Capital acted as co-financial advisor to the Board of CHC Helicopter Corporation on the $3.7 billion sale of CHC to First Reserve Corporation, a leading private equity firm in the energy industry.

•	Scotia Capital acted as joint bookrunner on a US$1.3 billion multi-tranche offering of collateral trust bonds by National Rural Utilities Cooperative Finance Corporation. The transaction was the largest U.S. dollar bond offering ever led by Scotia Capital.
2009 Priorities
•	Continue to prudently manage risks, particularly credit and market risks.

•	Execute our sectoral strategy by expanding client coverage globally in selected industries and areas such as oil & gas, mining, power and institutional investor clients.

•	Continue to grow our NAFTA capabilities, a significant competitive advantage.

•	Utilize our expanded and enhanced infrastructure platform to increase market share.

•	Improve our equities franchise (sales, trading, research, underwriting).

•	Partner more closely with International Banking to optimize delivery of wholesale products and services to clients outside Scotia Capital’s core geographic markets.
Key performance indicators
Management uses a number of key metrics to monitor business performance:
•	revenue growth

•	client profitability (return on economic equity)

•	improvement of cross sell

•	loan loss ratio

•	productivity ratio

•	value at risk
Business profile
Scotia Capital is the wholesale banking arm of the Scotiabank Group. We offer a wide variety of products to corporate, government and institutional investor clients. Scotia Capital is a full-service lender and investment dealer in Canada and Mexico, and offers a wide range of products in the U.S. We also provide select products and services to niche markets in Europe and Asia.
     Scotia Capital provides corporate lending, equity underwriting and mergers & acquisitions advisory services, as well as capital markets products and services, such as fixed income, derivatives, prime brokerage, retail investment products, securitization, foreign exchange, equity sales, trading and research and, through ScotiaMocatta, precious metals.
Strategy
Our strategy remains focused on growing revenue and earning a good return on shareholder capital while prudently managing risk. Revenue growth is expected to come from establishing new client relationships; building global capabilities in selected industries; increasing penetration of institutional investor clients, and leveraging our NAFTA platform.

58     2008 Scotiabank Annual Report

Financial performance
Scotia Capital contributed net income of $787 million in 2008, a 30% decrease from last year. However, underlying performance was solid given market conditions. Scotia Capital absorbed approximately $632 million ($382 million after tax) in charges relating to certain trading activities and valuation adjustments. Revenues decreased 25%, due primarily to the impact of these charges. However, market conditions also provided profitable opportunities, including some specific transactions. There were record performances in our foreign exchange, precious metals, fixed income and Scotia Waterous businesses, accompanied by revenue growth from the lending portfolios. This mitigated the decline in revenues in other areas due to difficult market conditions, and highlights the strength and diversification of our businesses.
     Exposure to credit losses remained generally favourable, although significantly lower net loan loss and interest recoveries were realized compared to the prior year. Return on equity was 22%, lower than last year’s performance. Scotia Capital contributed 25% of the Bank’s overall results.
Assets and liabilities
Total average assets rose to $164 billion, an increase of 8% compared to last year. Average corporate loans and acceptances grew $7.2 billion, or 24%, to $37.9 billion. This strong growth was achieved in the U.S., Europe and Canada. There was also an increase of $2 billion in trading securities and loans to support both client-driven activity and trading opportunities.
Revenues
Total revenues decreased to $1,827 million, down 25% compared to the prior year, due primarily to the charges mentioned above. Revenues decreased in both Global Capital Markets and Global Corporate and Investment Banking.
     Net interest income decreased 3% to $1,120 million, due primarily to lower interest from trading operations and lower interest recoveries on impaired loans, which were partially offset by substantially higher interest from the lending portfolios. Other income declined 45% to $707 million, reflecting both lower trading revenues and charges related to certain trading activities and valuation adjustments, as discussed earlier. As well, lower investment banking revenues were partly offset by higher credit-related fees.
Global Corporate and Investment Banking
Total revenues were $806 million, a decrease of 32% compared to last year. This primarily reflected the writedown to fair value of CDOs in the U.S. portfolio. Interest income rose a modest 3%, as strong growth in asset volumes and portfolio spreads in all lending markets was substantially offset by lower interest recoveries from impaired loans. Loan origination fees also increased. Other income decreased substantially from the prior year, reflecting the writedowns mentioned above. New issue and advisory fees decreased due to the lower level of market activity, despite record advisory fees in Scotia Waterous. Credit fees were higher, partly driven by growth in acceptance fees in Canada.

Total revenue

Scotia Capital financial performance

($ millions)	2008	2007	2006

Net interest income(1)	$1,120	$1,160	$951
Other income	707	1,290	1,437
Recovery of (provision for) credit losses (PCL)	5	101	63
Non-interest expenses	(937)	(1,013)	(955)
Income taxes(1)	(108)	(413)	(443)

Net income	$787	$1,125	$1,053

Key ratios Return on equity (ROE)	21.5%	29.0%	31.3%
Productivity(1)	51.3%	41.3%	40.0%
Net interest margin (NIM)(1)	0.68%	0.76%	0.73%
PCL as a percentage of loans and acceptances(2)	(0.01)%	(0.33)%	(0.25)%

Selected balance sheet data (average balances)

Total assets	163,664	152,285	129,825
Earning assets	140,570	138,793	116,598
Loans and acceptances	69,991	63,691	51,723
Securities	63,716	69,557	61,655
Attributed equity	3,571	3,841	3,349

(1)	Taxable equivalent basis.

(2)	Corporate Banking only.

2008 Scotiabank Annual Report     59

Management’s Discussion and Analysis
Global Capital Markets
Total revenues were $1,021 million, a decrease of 18% compared to last year. This partly reflects the fourth quarter charge of $171 million in trading revenues related to the bankruptcy of Lehman Brothers and the recognition in 2007 of $135 million of losses on structured credit instruments as well as a $43 million gain on the sale of the bond index business. Interest income from trading operations decreased 10%, due mainly to lower tax-exempt dividend income. Other income declined 26%, despite record revenues in our foreign exchange, precious metals and fixed income businesses. In addition to the items mentioned above, revenues from derivatives declined and losses were incurred in equity trading.
Non-interest expenses
Non-interest expenses were $937 million in 2008, an 8% decrease from last year, due largely to a substantial reduction in performance-related compensation. This was partly offset by higher technology spending to support business growth. Also, there were decreases in costs related to pensions and benefits, travel and business development, professional fees and capital taxes.
Credit quality
Scotia Capital reported net loan loss recoveries of $5 million in 2008, compared to $101 million in 2007. Recoveries in 2008 were realized primarily in the Canadian, U.S. and European portfolios, partially offset by two new provisions.
Outlook
In 2009, Scotia Capital’s operating environment will be affected by weaker economic conditions and volatility in global financial markets.
     In Global Capital Markets, while some trading businesses may have limited demand, market conditions should also provide adequate opportunities for growth.
     In Global Corporate and Investment Banking, we may see improvements in the equity issuance and merger and acquisitions advisory businesses. We should also benefit from improved pricing and conditions on loan transactions. The provision for credit losses is expected to increase, given the current economic weakness and lower levels of recoveries. Notwithstanding this increase, we expect to benefit from the shift in the loan portfolio over the past several years to a higher proportion of investment grade customers.
     In this environment, we will closely manage operating costs.

Global corporate and investment banking revenue	Global capital markets revenue	Good asset growth

60      2008 Scotiabank Annual Report

Other
The Other category includes Group Treasury and other corporate items, which are not allocated to a business line.
Financial performance
The Other segment had a net loss of $557 million in 2008, compared to net income of $106 million in 2007.
     Net interest income and the provision for income taxes include the elimination of tax-exempt income gross up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $416 million in 2008, compared to $531 million last year.
Revenues
Net interest income was negative $1,185 million this year, compared to negative $679 million in 2007. This decrease was due to mark-to-market losses relating to certain derivatives used for asset/liability management purposes that do not qualify for hedge accounting. These losses are expected to reverse over the life of the hedges (see Items of note on page 24). In addition, there were higher costs associated with managing the Bank’s interest rate risk, including higher liquidity premiums in the wholesale funding market.
     Other income of $139 million was $488 million lower than last year. The decrease was mainly attributable to lower gains on non-trading securities. In addition, there were valuation adjustments totaling $280 million in 2008, compared to $56 million in 2007 (see Items of note on page 24). These declines were partly offset by higher securitization revenues.
Non-interest expenses
Non-interest expenses decreased by $50 million from last year to $93 million, mainly from lower litigation and property-related expenses.
Credit quality
The provision for credit losses in 2007 included a $25 million reduction in the general allowance. There was no reduction in the general allowance in 2008.
Income taxes
The provision for income taxes includes the elimination of the gross-up of tax-exempt income, which was $115 million lower than last year.
Outlook
Net interest income is expected to be impacted by the increased cost of liquidity and relatively higher costs for hedging the Bank’s interest rate risk in the wholesale markets. We expect continued revenues from securitization activities, and a decline in gains on non-trading securities.

Other financial performance

($ millions)	2008	2007	2006

Net interest income(1)	$(1,185)	$(679)	$(531)
Other income	139	627	489
Recovery of (provision for) credit losses	—	25	60
Non-interest expenses	(93)	(143)	(92)
Income taxes(1)	582	276	250

Net income	$(557)	$106	$176

(1)	Taxable equivalent basis.
2008 Scotiabank Annual Report      61

Management’s Discussion and Analysis

Risk Management
Overview
Risk, to varying degrees, is present in all business activities of a financial services organization, so effective risk management is fundamental to the success of the Bank. The primary goals of risk management are to ensure that the outcomes of risk-taking activities are predictable and consistent with the Bank’s objectives and risk tolerance, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns.
     The Bank has a comprehensive risk management framework to monitor, evaluate and manage the principal risks assumed in conducting its activities.
These risk exposures include:
1.	Credit

2.	Market

3.	Liquidity

4.	Operational

5.	Reputational

6.	Environmental
Risk governance
The Bank’s risk management governance structure begins with oversight by the Board of Directors, either directly or through its committees. The Board receives regular updates on the key risks of the Bank, and approves key risk policies, strategies, and limits. The Bank’s Internal Audit department reports independently to the Board (through the Audit and Conduct Review Committee) on the effectiveness of the risk governance structure and risk management framework.
     The Bank’s Global Risk Management group is responsible for the design and application of the Bank’s risk management framework, and is independent of the Bank’s business units. The framework is integrated with the Bank’s strategy and business planning processes. The effectiveness of this framework is enhanced by active participation of the Board of Directors, senior executive and business line management in the risk management process.
     Executive management, and in particular the Chief Executive Officer, is responsible for risk management under the direct oversight of the Board. The Bank’s Chief Risk Officer reports to the Chief Executive Officer, but maintains independent access to the Board.
     The governance structure is outlined in the diagram on page 63.
     In July 2008, the Institute of International Finance Committee on Market Best Practices released its final report on how to address shortcomings in business practices and market structures that may have contributed to the global financial market turbulence in 2007 and 2008. The Bank is conducting a self-assessment against these recommendations and will be reporting the results to the Board of Directors when completed.
Risk management framework
Scotiabank’s risk management framework has four main components as shown in the diagram above.
     Each component is regularly reviewed and updated to ensure consistency with risk-taking activities, and relevance to the business and financial strategies of the Bank.
     This risk management framework is also applied to significant subsidiaries of the Bank. These subsidiaries have risk management programs in place that conform in all material respects to the Bank’s risk management framework, although the actual execution of their risk management programs may be different. For new acquisitions, or situations where control of a subsidiary has been recently established, the Bank will assess existing risk management programs and, if necessary, develop an action plan to make improvements in a timely fashion.
Policies, strategies & limits
Policies and strategies establish the governance and risk management culture over the Bank’s risk taking activities. They also provide guidance to the businesses and risk management units by articulating medium to long term targets that define the Bank’s risk appetite. These targets are, in turn, used to set limits and guidelines on the types of risk taking activities the Bank is prepared to assume in pursuit of its strategic and financial objectives. Policies are also developed based on the requirements of regulatory authorities, and include input from the Board of Directors and senior executive management.
     Limits are set for two purposes. First, limits control risk-taking activities within the tolerances established by the Board of Directors and senior executive management. Second, limits establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.
Guidelines
Guidelines are the directives provided to implement policies as set out above. Generally, these describe the facility types, aggregate facility exposures and conditions under which the Bank is prepared to do business. These may change from time to time, due to market or other circumstances. Risk taking outside of these guidelines is usually approved by the Bank’s Senior Credit Committees, Market Risk Management and Policy Committee or Risk Policy Committee.
Processes & standards
Processes are the activities associated with identifying, evaluating, documenting, reporting and controlling risk. Standards define the breadth and

62      2008 Scotiabank Annual Report

Executive Committees:
Risk Policy Committee: reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market and Reputational Risk committees.
Liability Committee: provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk, and trading and investment portfolio decisions.
Strategic Transaction Investment Committee: reviews and approves all potential acquisitions, investments and strategic initiatives that require a major allocation of the Bank’s capital.
Systems Planning and Policy Committee: reviews and approves significant business initiatives involving system and computing facilities in excess of designated executive approval limits.
Senior Management Committees:
Senior Credit Committees: adjudicate corporate and commercial credits within prescribed limits and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international and corporate counterparties. In addition, there are separate senior committees that authorize major credit policy changes for retail and small business credits.
Market Risk Management and Policy Committee: oversees and establishes standards for market and liquidity risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.
Reputational Risk Committee: upon referral from business lines or risk committees, reviews business activities, initiatives, products or transactions, and recommends either proceeding or not proceeding, based on an assessment of reputational risk, to ensure that the Bank is, and is seen to be, acting with high ethical standards.

2008 Scotiabank Annual Report     63

Management’s Discussion and Analysis
quality of information required to make a decision, and the expectations in terms of quality of analysis and presentation.
Measurement, monitoring and reporting
Measurement tools quantify risk across products and businesses and are used, among other things, to determine risk exposure. Global Risk Management is responsible for developing and maintaining an appropriate suite of such tools to support the operations of the various business lines, and for supporting the measurement of economic capital on an enterprise-wide basis.
     The Bank regularly monitors its risk exposures to ensure business activities are operating within approved limits or guidelines. Breaches, if any, of these limits or guidelines are reported to either senior management, policy committees, or the Board of Directors depending on the limit or guideline. The Bank also deploys stress testing programs at the risk level and enterprise-wide level, to assess the potential impact on the Bank’s income and capital.
     Reporting tools are also required to aggregate measures of risk across products and businesses for the purposes of ensuring compliance with policies, limits and guidelines and providing a mechanism for communicating the amounts, types and sensitivities of the various risks in the portfolio. This information is used by the Board and senior executive management to understand the Bank’s risk profile and the performance of the portfolio. A comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined goals is presented quarterly to the Executive and Risk Committee of the Board of Directors.
     Internal Audit independently monitors the effectiveness of risk management policies, procedures and internal controls through periodic testing of the design and operation of the processes related to the identification, measurement, management, monitoring and reporting of risks.
Basel II
The Basel II regulatory capital framework governs minimum regulatory capital requirements to cover three broad categories of risk — credit risk, market risk and operational risk. This framework is organized under three broad categories or pillars:
•	Pillar 1 stipulates the methodologies and parameters that must be applied to calculate minimum capital requirements.

•	Pillar 2 introduces the requirement for formal internal assessment of capital adequacy in relation to strategies, risk appetite, and actual risk profile. Regulators are required to review this internal capital adequacy assessment process (ICAAP — for further discussion, refer to the Capital Management section on page 38).

•	Pillar 3 enhances public disclosure (both quantitative and qualitative) of specific details of risks being assumed, and how capital and risk are being managed under the Basel II framework.
     The following sections on Credit Risk, Market Risk, and Operational Risk include descriptions of the Pillar 1 methodologies and risk parameters, as well as some of the enhanced disclosure requirements associated with Pillar 3.
Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk arises in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.
The effective management of credit risk requires the establishment of an appropriate credit risk culture. Key credit risk policies and credit risk management strategies are important elements used to create this culture.
     The Board of Directors, either directly or through the Executive and Risk Committee (the Board), reviews and approves the Bank’s credit risk strategy and credit risk policy on an annual basis:
•	The objectives of the credit risk strategy are to ensure that :
–	target markets and product offerings are well defined at both the enterprise-wide and business line levels;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.
•	The credit risk policy articulates the credit risk management framework, including
–	aggregate limits, beyond which credit applications must be escalated to the Board for approval; and

–	single name/aggregation exposures, beyond which exposures must be reported to the Board.
     Global Risk Management develops the credit risk management framework and policies that detail, among other things: the credit risk rating systems and associated parameter estimates; the delegation of authority for granting credit; the calculation of the allowance for credit losses; and the authorization of writeoffs.
     Corporate and commercial credit exposures are segmented by country and by major industry group, and aggregate credit risk limits for each of these segments is also reviewed and approved annually by the Board. Portfolio management objectives and risk diversification are key factors in setting these limits.
     Consistent with the Board-approved limits, borrower limits are set within the context of established lending criteria and guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, particular industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.
     Banking units and Global Risk Management regularly review the various segments of the credit portfolio on an enterprise wide basis to assess the impact of economic trends or specific events on the performance of the portfolio, and to determine whether corrective action is required. These reviews include the examination of the risk factors for particular industries and countries. The
64     2008 Scotiabank Annual Report

results of these reviews are reported to the Risk Policy Committee and, when significant, to the Board.
Risk measures
The credit risk rating systems support the determination of key credit risk parameter estimates which measure credit and transaction risk. These risk parameters — probability of default, loss given default and exposure at default — meet the objectives of transparency and replicability in order to provide consistency of credit adjudication, as well as minimum lending standards for each of the risk rating categories. The parameters are an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure, and are used in various internal and regulatory credit risk quantification calculations.
     The Bank’s credit risk rating system is subject to a rigorous validation, governance and oversight framework. The objectives of this framework are to ensure that:
(i)	credit risk rating methodologies and parameters are appropriately designed and developed, independently validated, and regularly reviewed; and

(ii)	the review and validation processes represent an effective challenge to the design and development process.
     Credit risk rating methodologies and parameters are reviewed and validated at least annually. Units within Global Risk Management are responsible for design and development, validation and review, and are functionally independent from the business units responsible for originating transactions. Within Global Risk Management, they are also independent from the units involved in risk rating approval and credit adjudication.
     Internal credit risk ratings and associated risk parameters affect loan pricing, computation of the general allowance for credit losses, and return on economic capital.
Commercial and corporate
Adjudication
Credit adjudication units within Global Risk Management analyze and evaluate all significant credit requests for corporate and commercial credit exposures, to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include:
•	the borrower’s management;

•	the borrower’s current and projected financial results and credit statistics;

•	the industry in which the borrower operates;

•	economic trends; and

•	geopolitical risk.
     Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems.
     A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure, term and any other forms of credit risk mitigation that affect the amount of potential loss in the event of a default of the facility. Security typically takes the form of: charges over inventory, receivables, real estate, and operating assets when lending to corporate and commercial borrowers; and cash or treasuries for trading lines such as securities lending, repurchase transactions, and derivatives. The types of acceptable collateral, and related valuation processes are documented in risk management policies and manuals. Other forms of credit risk mitigation include third party guarantees and, in the case of derivatives facilities, master netting agreements.
     Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements. Global Risk Management is the final arbiter of internal risk ratings.
     The internal credit risk ratings are also considered as part of the Bank’s syndication process, as guidelines for hold levels are tied to different risk ratings.
     The credit adjudication process also uses a risk-adjusted return on equity profitability model to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate and domestic commercial portfolios, the Loan Portfolio Management Group reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.
     Individual credit exposures are regularly monitored by both the business line units and Global Risk Management for any signs of deterioration. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers. If, in the judgment of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special account group for monitoring and resolution.
Derivatives
To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure. The Bank applies limits to each counterparty, measures exposure as the current fair value plus potential future exposure, uses credit mitigation techniques, such as netting and collateralization, and considers credit risk in determining the fair value of derivatives. Investment grade counterparties account for approximately 90% of the credit risk amount arising from the Bank’s derivative transactions. Approximately 70% of the Bank’s derivative counterparty exposures are to bank counterparties. After applying netting arrangements and taking collateral amounts held into consideration, no bank net exposure was considered material to the financial position of the Bank as at October 31, 2008, and none exceeded $230 million pre-tax.
Risk ratings
The Bank’s risk rating system utilizes internal grade (IG) codes — a 19-point scale used to differentiate the risk of default of borrowers, and the risk of loss on facilities. The general relationship between the Bank’s internal borrower IG codes and external agency ratings is shown in Table 28.

2008 Scotiabank Annual Report     65

Management’s Discussion and Analysis
     IG codes are also used to define credit adjudication authority levels appropriate to the size and risk of each transaction. Lower-rated credits require increasingly more senior management involvement depending upon the aggregate exposure. Where the decision is beyond their authority levels, credit units will refer the request — with its recommendation — to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain transactions to the Risk Policy Committee. In certain cases, these must be referred to the Executive and Risk Committee of the Board of Directors.
Credit risk and capital
The Bank uses the Advanced Internal Ratings Based (AIRB) approach under Basel II to determine minimum regulatory capital requirements for its domestic, U.S. and European credit portfolios. The remaining credit portfolios are subject to the Standardized Approach, which relies on the credit ratings of borrowers, if available, to compute regulatory capital for credit risk. For AIRB portfolios, the key risk measures used in the quantification of regulatory capital for credit risk include probability of default (PD), loss-given-default (LGD) and exposure-at-default (EAD).
•	Probability of default (PD) measures the likelihood that a borrower, with an assigned IG code, will default within a one-year time horizon. Each of the Bank’s internal borrower IG codes is mapped to a PD estimate.
•	Loss-given-default (LGD) measures the severity of loss on a facility in the event of a borrower’s default. The Bank’s internal LGD grades are mapped to ranges of LGD estimates. LGD grades are assigned based on facility characteristics such as seniority, collateral type, collateral coverage and other structural elements.

•	Exposure-at-default (EAD) measures the expected exposure on a facility in the event of a borrower’s default.
     All three risk measures are estimated using the Bank’s historical data, as well as available external benchmarks, and are updated on a regular basis. Further analytical adjustments, as required under the Basel II Framework and OSFI’s Domestic Implementation Notes, are applied to estimates obtained from historical data. These analytical adjustments incorporate the regulatory requirements pertaining to:
(i)	long-run estimation of PD, which requires that PD estimates capture average default experience over a reasonable mix of high-default and low-default years of the economic cycle;

(ii)	downturn estimation for LGD and EAD, which requires that these estimates appropriately reflect conditions observed during periods of economic stress; and

(iii)	the addition of an adequate level of conservatism, which should be commensurate to the statistical uncertainty inherent in historical estimates.
     These risk measures are then converted into risk weights (RW) by means of formulas specified by the Basel Committee, which are used in the calculation of regulatory capital ratios. The Bank’s corporate and domestic commercial credit portfolio Basel II amounts under the AIRB approach are shown in Table 29.
Consumer
Adjudication
The decision-making process for consumer loans, which includes small business loans, ensures that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive credit scoring models. Individual credit requests are processed by proprietary adjudication software.
     The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modeling in Canada is customer focused, rather than product focused. We believe that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. Our adjudication software calculates the maximum debt for which a customer qualifies, allowing customers to choose the products that satisfy all of their credit needs. International Banking is migrating to

Internal rating scale(1) and mapping to external rating agencies

Equivalent Rating
Internal Grade	Description	Moodys	S&P

99 – 98	Investment grade	Aaa to Aa1	AAA to AA+
95 – 90		Aa2 to A3	AA to A-
87 – 83		Baa1 to Baa3	BBB+ to BBB-

80 – 75	Non-investment grade	Ba1 to Ba3	BB+ to BB-
73 – 70		B1 to B3	B+ to B-

65 – 30	Watch list
27 – 21	Default

(1)	Applies to non-retail portfolio.

Credit risk assessment of exposures Non-retail AIRB portfolio(1)

			Exposure	Exposure	Exposure
	Exposure		Weighted	Weighted	Weighted
	at default(3)		Average	Average	Average
As at October 31, 2008	($ millions)		PD (%)(4)	LGD (%)(5)	RW (%)(6)

Investment grade(2)	196,911		0.13	31	23
Non-investment grade	54,567		0.82	43	75
Watch list	2,735		24.41	44	229
Default	297	(7)	100.00	53	546

Total	254,510		0.65	34	37

(1)	Excludes securitization exposures.

(2)	Includes $36.3 billion government guaranteed mortgages.

(3)	After credit risk mitigation.

(4)	PD — Probability of Default.

(5)	LGD — downturn Loss Given Default including a certain conservative factor as per Basel accord.

(6)	RW — Risk Weight.

(7)	Gross defaulted exposures, before any related allowances. Defaulted exposures under Basel II definition may be higher than those under accounting definition.

66     2008 Scotiabank Annual Report

a similar approach to underwriting and risk modeling.
     Credit scoring and policy changes proposed by the business lines are evaluated by Global Risk Management and subject to ongoing validation and review. The review process includes referral to the appropriate Senior Credit Committee for approval, where required. Consumer credit portfolios are reviewed monthly to identify emerging trends in loan quality and to assess whether corrective action is required.
Risk ratings
The Bank’s consumer risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history and/or internal credit score. The Bank’s automated risk rating systems assess the ongoing creditworthiness of individual customers on a monthly basis. This process provides for meaningful differentiation of risk, which allows for accurate, timely and consistent estimation of probability of default and loss, as well as early identification and management of problem loans.
     Ratings systems are validated on an annual basis at a minimum, and additional validations are conducted if significant deterioration is detected in portfolio or scorecard performance. Validations are conducted independently from the areas responsible for rating system development and are subject to additional independent review to ensure independence and effectiveness.
Canadian retail
The Bank uses the AIRB approach under Basel II to determine minimum regulatory capital requirements for its domestic retail credit portfolio. AIRB risk parameters — estimates of probability of default (PD), exposure at default (EAD), and loss given default (LGD) — are fundamental tools in credit approval and risk management. They are used as part of the ongoing review and monitoring of our policies/procedures. As well, these parameters, along with the estimation of expected loss, are also used to determine the Bank’s economic capital requirements. The expected loss calculation is also compared to the provisions in Canadian Banking to ensure they reflect reasonable market conditions.
     PD is estimated using a statistical model that is applied to all performing (non-defaulted) facilities on a monthly basis. The model predicts the probability that the facility will default within the next 12 months. The model uses all relevant information, including internal performance, credit bureau score, and macroeconomic factors. All retail portfolios use the Basel standard definition of default in calculating Probability of Default (PD), with no deviations. The retail portfolio is comprised of the following Basel-based components:
•	Residential mortgages consist of conventional and high ratio residential mortgages and all other products opened under the Scotia Total Equity Plan (STEP), such as loans, credit cards and home equity lines of credit (HELOCs).

•	Qualifying revolving consists of all unsecured credit cards and lines of credit.

•	Other retail consists of term loans (secured and unsecured), as well as credit cards and lines of credit which are secured by assets other than real estate.
     Fifteen PD bands are calculated for each retail portfolio, but may be summarized as shown in Table 30.
     Retail facilities can generally be cancelled unconditionally at time of default, meaning no additional draw down of a facility is possible after default. EAD measures the increases in the balance of revolving facilities from the time they are initially observed until the point of default. This historic experience is used to estimate the value of defaulted exposures in the portfolio in the next 12 months.
     LGD is calculated by dividing the losses (less the net present value of recoveries and collection costs) by EAD. The historic LGD is used to forecast the LGD we will experience in the portfolio in the following 12 months.
      These risk measures are then converted into risk weights (RW) by means of formulas specified by the Basel Committee. The Bank’s domestic retail credit portfolio Basel II amounts under the AIRB approach are shown in Table 31.
International retail
International retail credit portfolios (the Bank does not have a U.S. retail presence) consist of the following components:
•	Residential mortgages consist of conventional and high ratio residential mortgages.

•	Qualifying revolving consists of all unsecured credit cards, lines of credit (secured and unsecured) and overdrafts.

•	Other retail consists of term loans (secured and unsecured).

Retail loan probability of default scale

Category of PD Grades	PD Range

Very low	0.0000% - 0.2099%
Low	0.2100% - 0.4599%
Medium	0.4600% - 3.1999%
High	3.2000% - 17.2899%
Very high	17.2900% - 99.9999%
Default	100%

Credit risk assessment of exposures Retail AIRB portfolio

	Exposure	Exposure	Exposure	Exposure
	at default	Weighted	Weighted	Weighted
	(EAD)(1)	Average	Average	Average
As at October 31, 2008	($ millions)	PD (%)(2)(5)	LGD (%)(3)(5)	RW (%)(4)(5)

Very low	74,214	0.08	23	4
Low	15,174	0.37	39	14
Medium	15,862	1.01	52	32
High	1,468	7.62	54	84
Very high	518	25.59	82	215
Default	312(6)	100.00	55	0

Total	107,548	0.77	30	11

(1)	After credit risk mitigation.

(2)	PD — Probability of Default.

(3)	LGD — Loss Given Default.

(4)	RW — Risk Weight

(5)	Exposure at default used as basis for estimated weightings.

(6)	Gross defaulted exposures, before any related allowances.

2008 Scotiabank Annual Report     67

Management’s Discussion and Analysis
Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. A description of each market risk category is provided below:
Interest rate risk
is the risk of loss due to changes in the level, slope and curvature of the yield curve; the volatility of interest rates; and mortgage prepayment rates.
Credit spread risk
is the risk of loss due to changes in the market price of credit, or the creditworthiness of a particular issuer.
Foreign currency risk
is the risk of loss due to changes in spot and forward prices, and the volatility of currency exchange rates.
Equity risk
is the risk of loss due to changes in the prices, and the volatility, of individual equity instruments and equity indices.
Commodity risk
is the risk of loss due primarily to changes in, and volatility of, spot and forward prices of precious and base metals, and energy products.

Funding	Interest rate risk Foreign currency risk

Investments	Interest rate risk Credit spread risk Foreign currency risk Equities risk

Trading	Interest rate risk Credit spread risk Foreign currency risk Equities risk Commodities risk
Risk measurement summary
Value at risk
Value-at-Risk (VaR) is a method of measuring market risk based upon a common confidence interval and time horizon. It is a statistical estimate of expected potential loss that is derived by translating the riskiness of any financial instrument into a common standard. The Bank calculates VaR daily using a 99% confidence level, a one-day holding period and historical simulations based on 300 days of market data. This means that, about once in every 100 days, the trading positions are expected to lose more than the VaR estimate. Changes in VaR between reporting periods are generally due to changes in levels of exposure, volatilities and/or correlations among asset classes. VaR is also used to evaluate risks arising in certain funding and investment portfolios. Back testing is also an important and necessary part of the VaR process, by validating the quality and accuracy of the Bank’s VaR model. The Board reviews VaR results quarterly.
Stress testing
VaR measures potential losses in normally active markets. An inherent limitation of VaR is that it gives no information about how much losses could exceed their expected levels. Accordingly, stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 75 stress tests on a daily basis, and more than 200 stress tests on a monthly basis. The Bank also evaluates risk in its investment portfolios on a monthly basis, using stress tests based on risk factor sensitivities and specific market events. Our stress testing program is an essential component of the Bank’s comprehensive risk management framework which complements the current VaR methodology and other risk measures and controls employed by the Bank. The Board reviews stress testing results quarterly.
Sensitivity analysis and simulation modeling
Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’ equity. It is applied globally to each of the major currencies within the Bank’s operations. Simulation models enable the Bank to assess interest rate risk under a variety of scenarios over time. The models incorporate assumptions about changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.
Gap analysis
Gap analysis is used to assess the interest rate sensitivity of the Bank’s domestic and international operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods on the basis of expected re-pricing dates.

68     2008 Scotiabank Annual Report

     Currently, the Bank is using the Standardized Approach under Basel II to determine regulatory capital requirements. This approach applies fixed risk weights to different categories of loans. Retail risk parameters for PD, EAD, and LGD are under development for the Bank’s Caribbean portfolios.
     The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Liability Committee (LCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies, and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.
     Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and LCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management or by the back offices. They provide senior management, business units, the LCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type.
     The Bank uses a variety of metrics and models to measure and control market risk exposures. These measurements are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk, stress testing, sensitivity analysis and simulation modeling, and gap analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary. Models are independently validated prior to implementation and are subject to formal periodic review.
Funding and investment activities
Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The LCO meets weekly to review risks and opportunities, and evaluate performance including the effectiveness of hedging strategies.
Interest rate risk
The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value of shareholders’ equity. The income limit measures the effect of a specified change in interest rates on the Bank’s annual net interest income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits. Gap analysis, simulation modeling, sensitivity analysis and VaR are used to assess exposures and for planning purposes.
     Interest rate risk exposure calculations are generally based on the earlier of contractual repricing or maturity of on- and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based the longevity of the balance. Expected prepayments from loan and cashable investment products are also incorporated into the exposure calculations. Common shareholders’ equity is assumed to be non-interest rate sensitive.

Interest rate gap

Interest rate gap

				Non-inte-
Interest rate sensitivity position(1)	Within	3 to 12	Over	rest rate
As at October 31, 2008 ($ billions)	3 months	months	1 year	sensitive	Total

Canadian dollars
Assets	$139.2	$21.7	$67.4	$23.7	$252.0
Liabilities	104.8	38.8	78.5	29.9	252.0

Gap	34.4	(17.1)	(11.1)	(6.2)
Cumulative gap	34.4	17.3	6.2	—

Foreign currencies
Assets	130.2	21.5	32.1	71.8	255.6
Liabilities	141.8	14.4	9.5	89.9	255.6

Gap	(11.6)	7.1	22.6	(18.1)	—
Cumulative gap	(11.6)	(4.5)	18.1	—

Total
Gap	$22.8	$(10.0)	$11.5	$(24.3)
Cumulative gap	22.8	12.8	24.3	—

As at October 31, 2007:
Gap	$14.6	$(6.9)	$17.4	$(25.1)
Cumulative gap	14.6	7.7	25.1	—

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.

2008 Scotiabank Annual Report     69

Management‘s Discussion and Analysis
     Table 32 shows the breakdown of the Canadian dollar and foreign currency interest rate gaps as at October 31, 2008, and Chart 39 illustrates trends in one-year interest rate gaps.
     As at October 31, 2007, the Canadian dollar had a one-year asset gap reflecting a shift in consumer preferences to variable-rate mortgages. These exposures trended higher throughout fiscal 2008.
     The Bank maintained a one-year liability gap in foreign currencies for most of fiscal 2008.
     Table 33 shows the before-tax impact of a 100 and 200 basis point shift on annual income and economic value of shareholders’ equity. Based on the Bank’s interest rate positions at year-end 2008, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase net income before-tax by approximately $133 million over the next 12 months. During fiscal 2008, this measure has ranged between $20 million and $184 million. This same increase in interest rates would result in a before-tax decrease in the present value of the Bank’s net assets of approximately $553 million. During fiscal 2008, this measure has ranged between $227 million and $813 million.
Foreign currency risk
Foreign currency risk in the Bank’s funding and investment activities arises primarily from the Bank’s net investments in self-sustaining foreign operations as well as foreign currency profits earned in its domestic and foreign branch operations.
     The Bank’s foreign currency exposure to its net investments in self-sustaining foreign operations is controlled by a Board-approved limit. This limit considers factors such as potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the LCO reviews the Bank’s exposures to these net investments. The LCO determines whether the Bank should fully or partially hedge this exposure. Hedging activity may consist of funding the investments in the same currency or using other financial instruments, including derivatives. In accordance with GAAP, foreign currency translation gains and losses from net investments in self-sustaining foreign operations, net of related hedging activities and tax effects, are recorded in accumulated other comprehensive income within shareholders’ equity. Changes in foreign currency rates relative to the Canadian dollar result in unrealized gains or losses on these net investments which increase or decrease the Bank’s capital. However, the Bank’s regulatory capital ratios are not materially affected by these foreign exchange fluctuations because the risk-weighted assets of the foreign operations normally change in approximately the same proportion as the change in capital.
     The Bank is also subject to foreign currency translation risk on the earnings of its foreign operations which are not self sustaining. The Bank forecasts foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, over a number of future fiscal quarters. The LCO also assesses economic data trends and forecasts to determine if some or all of the estimated future foreign currency revenues and expenses should be hedged. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Certain of these economic hedges may not qualify for hedge accounting resulting in a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with GAAP, foreign currency translation gains and losses from positions in operations that are not self sustaining are recorded directly in earnings.
     As at October 31, 2008, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates, decreases (increases) the Bank’s before-tax annual earnings by approximately $38 million in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $174 million as at October 31, 2008, net of hedging.
Investment portfolio risks
The Bank holds investment portfolios to meet liquidity and statutory reserve requirements and for investment purposes. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt

Structural Interest Sensitivity

	2008		2007
	Economic Value of	Annual	Economic Value of	Annual
($ millions)	Shareholders’ Equity	Income	Shareholders’ Equity	Income

Before-Tax Impact of
100bp increase in rates	(553)	133	(843)	120
100bp decrease in rates	513	(148)	738	(101)

Before-Tax Impact of
200bp increase in rates	(1,096)	257	(1,565)	344
200bp decrease in rates	1,048	(296)	1,377	(311)

One-day VAR by risk factor

	2008
($ millions)	Year end	Avg	High	Low

Interest rate	23.8	14.2	25.0	9.7

Equities	4.9	4.8	24.9	2.1

Foreign exchange	1.7	1.1	4.7	0.4

Commodities	3.4	3.1	4.7	1.9

Diversification effect	(7.3)	(6.3)	N/A	N/A

All-Bank VAR	26.5	16.8	30.4	10.8

	2007
($ millions)	Year end	Avg	High	Low

Interest rate	18.6	8.2	18.6	5.7

Equities	4.4	5.9	14.7	2.6

Foreign exchange	2.7	1.9	5.6	0.4

Commodities	2.0	1.3	2.2	0.4

Diversification effect	(6.9)	(4.9)	N/A	N/A

All-Bank VAR	20.8	12.4	22.0	7.6

70     2008 Scotiabank Annual Report

investments primarily consist of government, agency, and corporate bonds, as well as certain structured credit instruments. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.
     As at October 31, 2008, the fair value of the Bank’s investment portfolios was below cost by $1,228 million (after related derivative and other hedge amounts), compared to a surplus of $972 million at the end of fiscal 2007. For further details, see Table 57 on page 92.
Trading activities
Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.
     Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular backtesting analysis, in which the VaR is compared to theoretical and actual profit and loss results.
     Trading portfolios are marked to market in accordance with the Bank’s valuation policies. Positions are marked to market daily and valuations are independently reviewed by back office or Global Risk Management units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action where appropriate. In certain situations, the product valuation process requires the application of a valuation adjustment. For a discussion of valuation considerations, refer to the discussion of the fair value of financial instruments on page 78.
     In fiscal 2008, the one-day VAR for trading activities averaged $16.8 million, compared to $12.4 million in 2007. Volatile market conditions, particularly during the last quarter of fiscal 2008, were a major contributing factor to the increase. Higher interest rate and commodity risk were partially offset by reduced equity and foreign exchange risk. Table 34 shows VAR by risk factor.
     Chart 40 shows the distribution of daily trading revenue for fiscal 2008. Trading revenue averaged $2.3 million per day, compared to $3.8 million for 2007. The decline was due primarily to the default of a large investment bank counterparty in the fourth quarter, as well as a reserve taken against a U.S. monoline insurer earlier in the fiscal year. (Excluding these items, the daily average trading revenue was $3.3 million per day in 2008.) In addition, equity and interest rate revenues have declined. Revenue was positive on more than 77% of trading days during the year, compared to 92% in 2007. During the year, the largest single day loss was $39 million. This occurred on September 18, 2008 due to significant movements in the equity markets. This loss also exceeded the one-day VAR estimate as shown in Chart 41, although a small number of such losses are consistent with the 99% confidence level used in the VAR. The largest single day profit of $38.6 million

Trading revenues(1)

(1)	Taxable equivalent basis; refer to non-GAAP measures on page 27. Amounts exclude certain large items that cannot be properly ascribed to any one day and would distort the comparison.

Daily trading revenue(1) vs. value at risk(2)

(1)	Amounts exclude certain large items that cannot be properly ascribed to any one day and would distort the comparison.

(2)	Taxable equivalent basis; refer to non-GAAP measures on page 27.

2008 Scotiabank Annual Report     71

Management’s Discussion and Analysis
occurred the following day on September 19, 2008 and was also due to volatility in the equity markets.
Calculation of market risk capital for trading
The assessment of market risk for trading activities includes both general market risk and specific risk. General market risk is defined as the risk of loss arising from adverse changes in market prices. Specific risk is defined as the risk of loss caused by an adverse price movement of a debt or equity instrument due principally to factors related to the issuer. Under the Basel II capital adequacy guidelines, the specific risk capital and general market risk capital requirements apply to interest rate risk and equity risk. The general market risk capital requirement also applies to commodities risk and foreign exchange risk.
     For all material trading portfolios, the Bank applies its internal Value at Risk model to calculate the capital charge for general market risk and equity specific risk. The attributes/parameters of this model are described in the Risk Measurement Summary on page 68. The Office of the Superintendent of Financial Institutions has approved the Bank’s internal VaR model for the determination of its General Market Risk Capital and Equity Specific Risk Capital requirements.
     For non-material trading portfolios, the Bank applies the Standardized Approach for calculating general market risk capital. The standardized method uses a “building block” approach with the capital charge for each risk category calculated separately.
     The Bank currently uses the standardized approach for calculating debt specific risk capital. The Bank has developed an internal model for calculating debt specific risk capital which uses a combination of Monte Carlo and historical simulation at a 99 percent confidence interval. The model is subject to the same set of conditions that apply to the general risk model the Bank uses to calculate the capital charge for market risk. The debt specific risk model has been submitted to OSFI for regulatory approval. If approved, market risk capital would be reduced.
Derivative instruments and structured transactions
Derivatives
The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.
     Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above under Trading activities. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.
     Total notional amounts of derivatives as at October 31, 2008, were $1,562 billion compared to $1,287 billion a year ago. The increase was primarily attributable to the effect of foreign currency translation, as the Canadian dollar weakened relative to the U.S. dollar at the year end. With respect to credit derivatives, notional amounts were $120 billion as at October 31, 2008, up $40 billion from a year ago, with approximately half of this increase due to foreign currency translation. The balance of the growth was primarily in the Bank’s trading businesses, mainly to hedge its net credit trading risk exposures. Approximately 55% of the credit derivative notional amounts represent derivative contracts where the Bank has purchased credit protection, and the balance where the Bank has sold credit protection as a result of its trading operations. The net long (purchased) credit protection from credit derivatives in the trading book is generally offsetting net long loan positions held for trading.
     The Bank also uses credit derivatives in its investment and loan portfolios. Credit protection is sold as an alternative to bond or loan assets, while credit protection is bought to manage credit exposures in its non-trading loan portfolio. As at October 31, 2008, the notional value of credit default swaps sold in the investment and credit portfolios was $0.1 billion, and the notional value bought as protection was $0.9 billion.
Structured transactions
Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign-off by trading management, Global Risk Management, and the Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.
     The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.

72     2008 Scotiabank Annual Report

Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.
Effective liquidity risk management is essential in order to maintain the confidence of depositors and counterparties, and to enable our core businesses to continue to generate revenue, even under adverse circumstances. This risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.
     Global Risk Management provides independent oversight of all significant liquidity risks, supporting the LCO with analysis, risk measurement, stress testing, monitoring, and reporting. They provide senior management, and the LCO with a series of daily, weekly and monthly reports of liquidity risk exposures.
     The key elements of our liquidity risk framework are:
•	Measurement and modeling — the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short-term horizons and a minimum level of core liquidity.

•	Funding diversification — the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geographic market.

•	Core liquidity — the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to company-specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

•	Stress testing — the Bank performs liquidity stress testing on a regular basis, to evaluate the effect of both industry and Bank-specific disruptions on the Bank’s liquidity position. These tests consider the effect of changes in funding assumptions, depositor behaviour, the market value of core liquidity, and market variables, including interest rates, foreign currency rates, and equity and commodity prices. The stress test results are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•	Contingency planning — the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to a liquidity crisis. The plan outlines the crisis management team’s mandate, the internal and external parties to be contacted to ensure effective distribution of information, and the actions that need to be considered at various stages of an event.
Liquidity profile
The Bank maintains large holdings of liquid assets to support its operations, as shown in Table 35. These assets generally can be sold or pledged to meet the Bank’s obligations. As at October 31, 2008, liquid assets were $106 billion (2007 — $103 billion), equal to 21% (2007 — 25%) of total assets. The mix of these assets between securities and other liquid assets, including cash and deposits with banks, was 64% and 36%, respectively (2007 — 71% and 29%, respectively).
     In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at October 31, 2008, total assets pledged or sold under repurchase agreements were $82 billion (2007 — $68 billion). The year-over-year increase was due to an increase in pledges to central banks and pledges for securities sold under repurchase agreements offset by decreases in pledges relating to securities borrowed and lent.
Liquidity

As at October 31 ($ millions)	2008	2007	2006	2005	2004

Canadian dollar liquid assets
Cash and deposits with Bank of Canada	$498	$502	$469	$481	$356
Deposits with other banks	1,654	4,152	2,445	1,770	1,255
Securities	46,558	53,429	53,762	39,361	32,211

	48,710	58,083	56,676	41,612	33,822

Foreign currency liquid assets
Cash and deposits with Bank of Canada	3,064	4,503	3,839	3,142	2,624
Deposits with other banks	32,102	20,039	16,623	15,112	12,920
Securities	21,298	19,809	20,824	22,180	19,344
Call and short loans	1,087	874	5	—	—

	57,551	45,225	41,291	40,434	34,888

Total liquid assets
Cash and deposits with Bank of Canada	3,562	5,005	4,308	3,623	2,980
Deposits with other banks	33,756	24,191	19,068	16,882	14,175
Securities	67,856	73,238	74,586	61,541	51,555
Call and short loans	1,087	874	5	—	—

	$106,261	$103,308	$97,967	$82,046	$68,710

Liquid assets as a % of total assets	20.9%	25.1%	25.8%	26.1%	24.6%

2008 Scotiabank Annual Report     73

Management’s Discussion and Analysis
Funding
The Bank ensures that its funding sources are well diversified. Funding source concentrations are regularly monitored and analyzed by type and by industry. The principal sources of funding are capital, core deposits from retail and commercial clients through our domestic and international branch network, and wholesale funding. The Bank also securitizes mortgages through the Canada Mortgage Bonds program as an alternative source of funding, and for liquidity and asset/liability management purposes. To ensure that the Bank does not place undue reliance on a single entity as a funding source, the Bank maintains a limit on the amount of deposits it will accept from any one entity. Core funds, represented by capital and core deposits of the Bank’s retail and commercial clients, were $222 billion as at October 31, 2008, versus $192 billion last year (see Chart 42). This increase was attributable primarily to higher balances of demand and notice deposits and personal term deposits. As at October 31, 2008, the Bank’s core funds represented 44% of total funding, compared to 47% last year.
     During the fourth quarter wholesale funding markets, particularly U.S. dollar markets, became disrupted as the term preference of wholesale depositors and investors shortened considerably. As a result, it became more difficult for banks to maintain their desired liability maturity profile. Many governments around the world, including Canada, introduced various liquidity support programs to help alleviate this funding pressure. Although the Bank was impacted by the change in the markets, it was able to operate within its liquidity risk limits.
Contractual obligations
Table 36 provides aggregated information about the Bank’s contractual obligations as at October 31, 2008, which affect the Bank’s liquidity and capital resource needs. The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services, that are enforceable and legally binding on the Bank. The table excludes deposit liabilities (except term funding), other short-term financing arrangements, lending commitments and pension and other retirement benefit obligations, which are discussed in Notes 10, 24, 23 and 19, respectively, of the 2008 consolidated financial statements.
     The Bank prudently diversifies its wholesale funding activities by using a number of different funding programs to access the global financial markets and extend its maturity profile, as appropriate. In 2008 the Bank issued approximately $24 billion of term funding in the domestic, euro, Yankee and other markets. The outstanding balance of the Bank’s subordinated debentures increased in 2008 as five new issues were partially offset by the redemption and maturity of two existing issues.
     Other long-term liabilities include transactions where the Bank is the paying agent on customer lease transactions, and term financing bonds in the Bank’s foreign subsidiaries.
     The Bank leases a large number of its branches, offices and other locations. The vast majority of these leases are for a term of five years, with an option to renew. The total cost of these leases, net of rental income from subleases, was $217 million in 2008.
     Two major outsourcing contracts have been entered into by the Bank. The largest is a seven-year contract with IBM Canada, signed in 2001, to manage the Bank’s Canadian computer operations, including data centres, branches, automated banking machines, and desktop computing environment. The contract was expanded in 2005 to include the computer operations for the Caribbean and Central America, and Mexico. The contract for Canadian operations was renewed in 2007 and is now extended until 2013, co-terminus with Mexico and Caribbean and Central America. The second is a three-year contract, with two optional five-year renewals, entered into in 2003 with Symcor Inc. to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. The first of the five-year options has been exercised. These outsourcing contracts can be cancelled with notice.
Capital expenditures
Scotiabank has an ongoing program of capital investment to provide the necessary level of technology and real estate resources to service our customers and meet new product requirements. All major capital expenditures go through a rigorous review and approval process.
     Total capital expenditures were $319 million in 2008, up 16% from $274 million in 2007. The increase was primarily in technology, which rose $31 million or 37%, due to the upgrading of branch and ABM hardware in Canada. Real estate spending increased $14 million or 7%.
Core funds
Contractual obligations

($ millions)	Under 1 year	1-3 years	4-5 years	Over 5 years	Total

Term funding
Wholesale deposit notes	13,227	12,604	5,155	1,826	32,812
Euro MTN	8,235	11,092	1,904	634	21,865
Subordinated debentures	325	—	3,200	752	4,277
Other long-term liabilities	270	766	800	1,129	2,965

Subtotal	22,057	24,462	11,059	4,341	61,919
Operating leases	193	309	197	282	981
Outsourcing obligations	204	410	410	220	1,244

Total	22,454	25,181	11,666	4,843	64,144

74      2008 Scotiabank Annual Report

Operational risk
Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. Operational risk, in some form, exists in each of the Bank’s business and support activities, and can result in financial loss, regulatory sanctions and damage to the Bank’s reputation.
The Bank has developed policies, standards and assessment methodologies to ensure that operational risk is appropriately identified, managed and controlled. The governing principles and fundamental components of the Bank’s operational risk management approach include:
•	Accountability in the individual business lines for management and control of the significant operational risks to which they are exposed.

•	A robust internal control environment.

•	An effective organization structure through which operational risk is managed, including:
•	A Board of Directors responsible for sound corporate governance and which approves the Bank’s Operational Risk Management Policy;

•	Executive management who have clearly defined areas of responsibility;

•	A central operational risk management unit responsible for developing methods to identify, assess, report on and monitor operational risks;

•	Independent specialist units responsible for developing methods to control/mitigate specific components of operational risk, including codifying policies and processes required to control those specific risks;

•	Separation of duties between key functions; and

•	An independent internal audit department responsible for verifying that significant risks are identified and assessed, and for determining whether appropriate controls are in place to ensure that overall risk is at an acceptable level.
•	A variety of risk management programs, including a program designed to promote compliance with relevant laws and regulatory requirements. Compliance risk is managed through an established network and a process that includes: monitoring regulatory changes; conducting compliance risk assessments; implementing policies and procedures; training; and monitoring and resolving issues.

•	An operational risk management framework, consisting of processes and controls to identify, assess, monitor and manage operational risk.
     The following are key components of the Bank’s operational risk management framework:
•	The Bank’s risk control self-assessment program, which is managed by Global Risk Management’s central operational risk management unit, includes formal reviews of significant operations to identify and assess operational risks. This program provides a basis for management to ensure that appropriate and effective controls and processes are in place on an ongoing basis to mitigate operational risk and, if not, that appropriate corrective action is being taken. Where appropriate, business line management develops action plans to mitigate identified risks. Results of these reviews are summarized and reported to executive management and the Board of Directors.

•	The Bank’s centralized operational loss event database, which is managed and maintained by the central operational risk management unit, captures key information on operational losses. The scope of operational loss event data captured within the centralized database continues to be enhanced. This data is analyzed, benchmarked against external data, and reported to executive management and the Board of Directors.

•	The Bank’s Key Risk Indicator reporting to executive management, which provides insight into operational risk exposure trends or significant metrics.

•	The Bank’s business continuity management policies, which require that all business units develop business continuity capabilities for their respective functions. The Bank’s Business Continuity Management Department is responsible for governance and oversight of the Bank’s business continuity, and tracks, monitors and ensures compliance with these policies.

•	Risk mitigation programs, which use insurance policies to transfer the risk of high severity losses, where feasible and appropriate.
     The Bank applies the Standardized Approach for calculating operational risk capital under the Basel II capital framework. Total capital is determined as the sum of capital for each of eight Basel defined business activities. The capital for each activity is the product of the relevant risk factor, as defined by Basel, applied to the gross income of each respective business activity.
Reputational risk
Reputational risk is the risk that negative publicity regarding Scotiabank’s conduct or business practices, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.
Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.
     Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly

2008 Scotiabank Annual Report      75

Management’s Discussion and Analysis
Operational risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct, and in a manner that minimizes reputational risk. The activities of the Legal, Corporate Secretary, Public, Corporate and Government Affairs and Compliance departments, and the Reputational Risk Committee, are particularly oriented to the management of reputational risk.
     In providing credit, advice, or products to customers, the Bank considers whether the transaction or relationship might give rise to reputational risk. The Bank has an established, Board-approved reputational risk policy, as well as policy and procedures for managing reputational and legal risk related to structured finance transactions. Global Risk Management plays a significant role in the identification and management of reputational risk related to credit underwriting. In addition, the Reputational Risk Committee is available to support Global Risk Management, as well as other risk management committees and business units, with their assessment of reputational risk associated with transactions, business initiatives, and products and services.
     The Reputational Risk Committee considers a broad array of factors when assessing transactions, so that the Bank meets, and will be seen to meet, high ethical standards. These factors include: the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.
     The Committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, so that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.
Environmental risk
Environmental risk refers to the possibility that environmental concerns involving the Scotiabank Group or its customers could affect the Bank’s financial performance.
To safeguard the Bank and the interests of its stakeholders, Scotiabank has a Board-approved environmental policy. The policy guides our day-to-day operations, lending practices, supplier agreements and the management of our real estate holdings. It is supplemented by specific policies and practices relating to individual business lines.
     Environmental risks associated with the business operations of each borrower and any real property offered as security are considered in the Bank’s credit evaluation procedures. Global Risk Management has primary responsibility for establishing the related policies, processes and standards associated mitigating environmental risk in the Bank’s lending activities. Decisions are taken in the context of the risk management framework discussed on page 62.
     In 2006, the Bank’s environmental risk practices in the area of project finance were further enhanced with the adoption of the revised Equator Principles. These are environmental and social guidelines for project finance transactions with a capital cost of US$10 million or higher, based on the policies of the International Finance Corporation, the private sector arm of the World Bank. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against child and forced labour. The revised principles have been integrated into the Bank’s internal policies and procedures.
     In 2008, the Bank’s environmental risk practices in the area of corporate lending were further enhanced with the integration of climate change risk analysis in cases where climate change may have a material impact on our clients and their growth.
     Environmental concerns also play a prominent role in shaping our real estate practices. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings. In addition, considerable recycling and resource management programs are in place in the Bank’s corporate offices and branch networks. Internal tracking systems are in place with respect to energy use, greenhouse gas emissions (GHG) and paper consumption. In order to further reduce the Bank’s environmental footprint, we have developed an internal Environmental Paper Policy and we are in the process of developing and implementing more definitive management processes on energy.
     To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks play to help address the issues of climate change, protection of biodiversity, promotion of sustainable forestry practices, and other environmental issues important to our customers and communities where we operate. We have an ongoing process of reviewing our policies in these areas. Scotiabank is also a signatory, participant and sponsor of the Carbon Disclosure Project in Canada, which provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management.
     For more information on Scotiabank’s environmental policies and practices, please refer to our annual Public Accountability Statement/Corporate Social Responsibility Report, which is also available online at www.scotiabank.com, and Scotiabank’s response to the Carbon Disclosure Project at www.cdproject.net.

76      2008 Scotiabank Annual Report

Management’s Discussion and Analysis

Controls and Accounting Policies

Controls and procedures
Management’s responsibility for financial information contained in this annual report is described on page 104.
Disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.
     As of October 31, 2008, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and has concluded that the Bank’s disclosure controls and procedures are effective.
Internal controls over financial reporting
Management of the Bank is responsible for establishing and maintaining adequate internal controls over financial reporting. These controls include policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.
     All control systems contain inherent limitations, no matter how well designed. As a result, the Bank’s management acknowledges that its internal controls over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.
     Management assessed the effectiveness of internal controls over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, and based on that assessment concluded that internal control over financial reporting was effective, as of October 31, 2008.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2008.
Critical accounting estimates
The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 1 on pages 111 to 115 summarizes the significant accounting policies used in preparing the Bank’s consolidated financial statements. Certain of these policies require management to make estimates and subjective judgments that are difficult, complex, and often relate to matters that are inherently uncertain. The policies discussed below are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because changes in the judgments and estimates could have a material impact on the Bank’s financial statements. These estimates are adjusted in the normal course of business to reflect changing underlying circumstances.
Allowance for credit losses
The allowance for credit losses represents management’s best estimate of the probable credit losses in the portfolio of deposits with other institutions, loans to borrowers, acceptances and other indirect credit commitments, such as letters of credit and guarantees. Management undertakes regular reviews of credit quality to assess the adequacy of the allowance for credit losses. This process requires the use of estimates and subjective judgments at many levels. These subjective judgments include identifying credits that are impaired, and considering factors specific to individual credits, as well as portfolio characteristics and risks. Changes to these estimates or using other reasonable judgments and estimates could directly affect the provision for credit losses.
     The allowance for credit losses are composed of specific and general allowances.
     Specific allowances are an estimate of probable incurred losses related to existing impaired loans. In establishing specific allowances applicable to individual credit exposures, management first forms a judgment as to whether a loan is impaired. Loan impairment is recognized when, in management’s opinion, there is no longer reasonable assurance that interest and principal payments will be made on a timely basis. Once a loan is determined to be impaired, management estimates its net realizable value by making judgments relating to the timing of future cash flow amounts, the

2008 Scotiabank Annual Report      77

fair value of any underlying security pledged as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.
     Management estimates specific allowances for certain homogenous portfolios, including residential mortgages, credit card loans and most personal loans on a group basis. This involves estimating the probable losses inherent in the portfolio by using a formulaic method that considers recent loss experience.
     Specific provisions were higher in 2008 than in 2007, attributable primarily to higher International Retail provisions, reduced reversals and recoveries in Scotia Capital, and to higher provisions in the Canadian Commercial and Retail portfolios.
     The general allowance is an estimate of probable incurred losses that are inherent in the portfolio of loans and loan commitments, but have not yet been specifically identified on an individual basis. Management establishes the general allowance through an assessment of quantitative and qualitative factors. Using an internally developed model, management arrives at an initial quantitative estimate of the general allowance based on numerous factors, including historical average default probabilities, loss given default rates and exposure at default factors. Material changes in any of these parameters or assumptions would affect the range of expected credit losses and, consequently, could affect the general allowance level. For example, if either the probability of default or the loss given default rates for the non-retail portfolio were independently increased or decreased by 10%, the model would indicate an increase or decrease to the quantitative estimate of approximately $70 million (2007 — $61 million). Senior management determines whether it is necessary to adjust the quantitative estimate for the general allowance to account for portfolio conditions not reflected in the historically based credit parameters used in the model. A qualitative assessment of the general allowance is made based on observable data, such as economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies and a component for the imprecision inherent in the model and model parameters. Management reviews the general allowance quarterly to assess whether the allowance is at the appropriate level in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.
     The general allowance for credit losses as at October 31, 2008, was $1,323 million, an increase of $25 million from a year ago. The increase was attributable to the acquisition of Banco del Desarrollo in Chile during 2008.
Fair value of financial instruments
Financial instruments are generally carried at fair value, except the following, which are carried at amortized cost unless designated as held for trading at inception: loans and receivables, certain securities and most financial liabilities.
     Financial instruments in the Bank’s trading portfolios are composed primarily of securities and derivatives. These trading instruments are carried at fair value on the Consolidated Balance Sheet, with changes in the fair values of trading instruments included in the Consolidated Statement of Income (see Note 1 for further details on significant accounting policies). All investment securities designated as available-for-sale (other than equity securities which do not have a quoted market price in an active market), as well as all derivatives used for asset/liability management, are recorded at fair value on the balance sheet. Changes in the fair values of available-for-sale securities are included in the Consolidated Statement of Comprehensive Income (see Note 1 for further details on significant accounting policies). All changes in derivative fair values other than those designated as cash flow hedges are recorded in the Consolidated Statement of Income, while the latter flows through Other Comprehensive Income.
     Fair value is normally defined as the amount of consideration that would be agreed upon in an arms-length transaction between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is a quoted bid or ask price, as appropriate, in an active market. Where bid or ask prices are not available, such as in an illiquid or inactive market, we use the closing price of the most recent transaction of that instrument subject to appropriate adjustments, supplemented as required with internal valuation models. Where quoted market prices are not available, the quoted price of similar financial instruments (i.e. with similar characteristics and risk profile) or internal models with observable market-based inputs are used to estimate the fair value.
     Minimal management judgement is required for fair values calculated using quoted market prices or observable market inputs for models. Greater subjectivity is required when making valuation adjustments for financial instruments in inactive markets or when using models where observable parameters do not exist.
     Trading securities, available-for-sale securities, and obligations related to securities sold short are normally valued using quoted market prices, including prices obtained from external fund managers and dealers.
     To determine the fair value of financial instruments in a less active or inac-

Valuation methodology for financial instruments

	2008
	Assets			Liabilities
				Obligations
		Available-		related to
	Trading	for-sale		securities
	Securities	securities	Derivatives	sold short	Derivatives

Fair value based on:
Quoted market prices	99%	75%	0%	100%	0%
Internal models with significant observable market parameters	1%	24%	96%	0%	93%
Internal models with significant unobservable market parameters	0%	1%	4%	0%	7%

Total	100%	100%	100%	100%	100%

78     2008 Scotiabank Annual Report

tive market where market prices are not readily observable due to low trading volumes or lack of recent trades, appropriate adjustments are made to available indicative prices to reflect non-performance risk and the lack of liquidity in the market for the instruments. Where quoted prices or observable market data is not readily available, for example due to less liquid markets, management’s judgment on valuation inputs is necessary to determine fair value.
     Most derivatives are not actively traded and are therefore normally valued using models which incorporate significant observable market parameters. Securities that are fair valued using models include certain CDOs and asset backed securities.
     Market inputs used for the fair value determination include observable interest rates, foreign exchange rates, credit spreads, equity prices, commodity prices and option volatilities. However, certain derivative financial instruments are valued using significant unobservable market inputs such as default correlations, among others. These inputs are subject to significantly more quantitative analysis and management judgement. Inception profit on derivatives with unobservable market data is deferred over the life of the derivative contract, or until the valuation inputs become observable. This amount was insignificant in fiscal 2008 and 2007. Management also applies judgment in the selection of internal valuation models, as well as consideration on a portfolio basis, of customer credit risk and ongoing direct costs in the determination of fair value. Valuation adjustments recorded in order to arrive at the fair value of derivatives totaled $273 million as at October 31, 2008 (2007 — $217 million). These valuation adjustments are mainly due to counterparty credit risk considerations.
     Uncertainty in the estimates used in the models can affect the fair value and financial results recorded. Historically the impact of any change in these estimates was not expected to be significant; however, in the current volatile market conditions where significant and rapid changes in observable model inputs can occur, greater volatility in fair values derived from these models is possible.
     The breakdown of valuation sources for trading securities, available-for-sale securities, obligations related to securities sold short and derivatives is shown in Table 38. Percentages are in line with the prior year, other than an increase in derivatives valued with significant unobservable market parameters. Derivative assets in this category have increased from 2% to 4% and derivative liabilities have increased from 2% to 7% reflecting mark-to-market volatility on certain credit derivatives.
Other-than-temporary impairment
Available-for-sale securities, except for equity securities which do not have a quoted market price in an active market, are recorded at fair value on the balance sheet. Any unrealized gains and losses on these available-for-sale securities are recorded in other comprehensive income until realized, at which time they are recorded in the Statement of Income.
     Management reviews the fair value of available-for-sale securities each quarter to determine whether a decline in fair value compared to cost or amortized cost is other than temporary. To assess whether an other-than-temporary impairment has occurred, management must make certain judgments and estimates, and consider factors such as the length of time and extent to which the fair value of a security has been below its cost or amortized cost, prospects for recovery in fair value, the issuer’s financial condition and future prospects, and the Bank’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. Once management has determined that the security has suffered an other-than-temporary decline in value, the carrying value of the security is written down to its estimated fair value. To estimate fair value, management considers all of the data gathered during the impairment evaluation process, as well as the market liquidity and the Bank’s plans for the security. Other-than-temporary impairments are recorded in net gains on securities, other than trading in the Consolidated Statement of Income.
     As at October 31, 2008, the gross unrealized gains on available-for-sale securities recorded in accumulated other comprehensive income were $818 million (2007 — $1,183 million), and the gross unrealized losses were $2,046 million (2007 — $211 million), resulting in a net unrealized gain (loss) of ($1,228) million (2007 — $972 million) before related derivative and other hedge amounts, ($1,320) million (2007 — $977 million) after related derivative and other hedge amounts.
     As at October 31, 2008, there were $2,131 million (2007 — $3,553 million) of available-for-sale securities that had been in a continuous unrealized loss position for more than 12 months. The associated unrealized loss recorded in accumulated other comprehensive income on these securities as at October 31, 2008, was $352 million (2007 — $90 million), of which $290 million (2007 — $85 million) related to debt securities and $62 million (2007 — $5 million) related to equity securities. A significant portion of unrealized losses at October 31, 2008, relate to debt securities. The unrealized losses on the debt instruments arose primarily from an increase in credit spreads. Based on factors including underlying credit of the issuers and the over-collateralization provided on certain of these debt securities, the Bank expects that future interest and principal payments will continue to be received on a timely basis. A smaller portion of the unrealized losses at October 31, 2008, related to equity securities. The Bank holds a diversified portfolio of available-for-sale equities. For equity investments, the significant portion of unrealized losses arose during the latter part of fiscal 2008 reflecting the current market environment, timing of the market prices or investment-specific business environment factors. Since the Bank has the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity for debt securities, these unrealized losses are considered temporary in nature. Please refer to the Off-balance sheet arrangements section (see page 42) and Selected credit instruments section (see page 48) for a discussion of other-than-temporary impairment losses recognized on these instruments.

2008 Scotiabank Annual Report     79

Management’s Discussion and Analysis
Pensions and other employee future benefits
The Bank sponsors various pension and other future benefit plans for eligible employees in Canada, the United States, Mexico and other international operations. The pension benefits are generally based on years of service and average earnings at retirement. Other future benefits generally include post-retirement health care, dental care and life insurance, along with post-employment benefits such as long-term disability.
     Employee future benefit expense and the related benefit obligation are calculated using actuarial methods and certain actuarial assumptions. Most of these assumptions are based on management’s best estimate and are reviewed and approved annually. The key assumptions include the long-term rate of investment return on plan assets, future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management considers expectations of future economic trends and business conditions, including inflation rates, as well as other factors. Management also reviews historical investment returns, salary increases and health care costs. Another important assumption is the discount rate used for measuring the benefit obligation. Little judgment is required in selecting this rate, since it is generally prescribed to be equal to the current yield on long term, high-quality corporate bonds with a duration similar to the benefit obligation. Due to current credit market conditions, the discount rate used to calculate the value of the benefit obligation at the end of the current year is higher compared to prior years. The management assumption with the greatest potential impact is the assumed long-term rate of return on assets. If this assumed long-term rate of return on assets was 1% lower (higher), the benefit expense for 2008 would have been $52 million higher (lower).
     The Bank uses a measurement date of July 31 or August 31, depending on the employee future benefit plan. Based on these measurement dates, the Bank reported a surplus of $1.1 billion in its principal pension plans as disclosed in Note 19 to the consolidated financial statements on page 132. However, there has been significant turmoil in the capital markets since these measurement dates which has resulted in a decline in plan asset values. This decline has been mitigated by a reduction in the benefit obligation from higher discount rates. Including the effect of these factors, the Bank’s principal pension plans are estimated to be in a net surplus position under GAAP at October 31, 2008.
     The above factors will impact the benefit expense for fiscal years 2010 and beyond. In addition, cash contributions for the Bank’s principal pension plans are estimated to increase in 2009 due partly to current market conditions.
     Actual experience that differs from assumptions made by management will result in a net actuarial gain or loss, consequently increasing or decreasing the benefit expense for future years. In accordance with GAAP, this difference is not recognized immediately as income or expense, but rather is amortized into income over future periods.
     Management determines whether the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of each year. Any unrecognized net actuarial gain or loss above this 10% threshold is generally amortized into income over the estimated average remaining service period of active employees ranging from 10 to 22 years for the Bank’s principal pension plans, and nine to 27 years for the Bank’s principal other benefit plans.
     Note 19 on pages 132 to 134 of the 2008 consolidated financial statements contains details of the Bank’s employee future benefit plans, such as the disclosure of pension and other future benefit amounts, management’s key assumptions, along with a sensitivity analysis of changes in these assumptions on the employee future benefit obligation and expense. Note 1 on pages 111 to 115 contains further information on the significant accounting policies underlying the accounting for employee future benefits.
Corporate income taxes
Management exercises judgment in determining the provision for income taxes and future income tax assets and liabilities. The provision is based on management’s expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of future assets and liabilities. If management’s interpretations of the legislation differ from those of the tax authorities or if the actual timing of the reversals of the future assets and liabilities is not as anticipated, the provision for income taxes could increase or decrease in future periods. The Bank records a valuation allowance if management assesses it is likely that the future income tax assets will not be realized prior to expiration.
     Total gross future tax assets related to subsidiaries’ unused income tax losses arising in prior years were $196 million as at October 31, 2008 (2007 — $203 million), for which the Bank established a valuation allowance of $10 million (2007 — $102 million) due to uncertainty about the realization of these losses. Furthermore, one of the Bank’s foreign subsidiaries has a valuation allowance of $241 million (2007 — $213 million) related to certain loan loss allowances available to be applied against future taxable earnings. If and when there is greater certainty of realizing these future tax assets, the Bank will adjust the valuation allowances. The Bank’s total net future income tax asset was $2,536 million as at October 31, 2008 (2007 — $1,114 million). Note 1 on pages 111 to 115 and Note 18 on page 131 of the 2008 consolidated financial statements contain further details with respect to the Bank’s provisions for income taxes.
Variable interest entities
In the normal course of business, the Bank enters into arrangements with variable interest entities (VIEs) on behalf of its customers and for its own purposes. These VIEs can be generally categorized as multi-seller commercial paper conduits, funding vehicles, structured finance entities and collateralized debt obligation entities. Further details are provided on pages 42 to 46 in the Off-balance sheet arrangements section.
     Management is required to exercise judgment to determine whether a VIE should be consolidated. This evaluation involves understanding the arrange-

80     2008 Scotiabank Annual Report

ments, determining whether the entity is considered a VIE under the accounting rules, and determining the Bank’s variable interests in the VIE. These interests are then compared to those of the unrelated outside parties to identify the holder that is exposed to the majority of the variability in the VIE’s expected losses, expected residual returns, or both, to determine whether the Bank should consolidate the VIE. The comparison uses both qualitative and quantitative analytical techniques and use of models and involves the use of a number of assumptions about the business environment in which the VIE operates and the amount and timing of future cash flows.
     Management is required to exercise judgment to determine if a primary beneficiary reconsideration event has occurred. In applying the guidance under Canadian GAAP, the Bank considers the following to be reconsideration events for VIE’s where the Bank has a variable interest: changes to the VIEs governing documents or contractual arrangements; the primary beneficiary disposing some or all of its variable interest to unrelated parties; or new variable interests issued to parties other than the primary beneficiary.
     During the year, the Bank’s U.S. multi-seller conduit transferred certain assets to the Bank pursuant to the terms and conditions of the liquidity asset purchase agreement. (Refer to discussion on pages 44 to 45). At the time of such transfer, the Bank reassessed the expected losses of the conduit. After considering the increased subordinate note issued to an unrelated party, the Bank determined that the subordinated note holder continues to be the primary beneficiary of the conduit. As such, the Bank was not required to consolidate the Bank’s U.S. multi-seller conduit on the Bank’s balance sheet.
     As described in Note 6 to the consolidated financial statements (on pages 120 to 121) and in the discussion on Off-balance sheet arrangements (on pages 44 to 45), the Bank is not the primary beneficiary of the three multi-seller ABCP conduits that it sponsors and is not required to consolidate them on the Bank’s balance sheet.
     In the future, if the Bank were to become the primary beneficiary of these three Bank-sponsored multi-seller ABCP conduits and consolidate them on the Bank’s balance sheet, based on the values as at October 31, 2008, it would result in an increase in the Bank’s reported assets of approximately $11.8 billion, and a reduction in capital ratios of approximately 20-30 basis points.
Goodwill
Under GAAP, goodwill is not amortized but assessed for impairment on an annual basis at the reporting unit level, or more frequently if an event or change in circumstances indicates the asset might be impaired. Goodwill is assessed for impairment by comparing the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds its carrying amount, no further testing is required. If the fair value is less than the carrying amount of the reporting unit, the amount of impairment loss is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities.
     The Bank determines its reporting units’ fair values from internally developed valuation models that consider factors such as normalized earnings, projected earnings, and price earnings multiples. Management judgment is required in estimating the fair value of reporting units and imprecision in any assumptions and estimates used in the fair value calculations could influence the determination of goodwill impairment. Management believes the assumptions and estimates used are reasonable and supportable in the current environment.
     Based on the assessment approach described above, the Bank has not recorded any goodwill impairment losses in 2008 or 2007.
Contingent liabilities
In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of claimants. According to GAAP, the Bank should accrue for a loss if, in management’s opinion, it is likely that a future event will confirm a liability existed at the balance sheet date and the amount of loss can be reasonably estimated.
     In some cases, it may not be possible to determine whether a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution. In these instances, no accrual can be made until that time. If it can be determined that a liability existed as at the balance sheet date, but a reasonable estimate involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range exists, the Bank is required to accrue the minimum amount in the range. On a regular basis, management and internal and external experts are involved in assessing the adequacy of the Bank’s contingent loss accrual. Changes in these assessments may lead to changes in litigation accruals.
     While there is inherent difficulty in predicting the outcome of such matters, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the Bank’s consolidated financial position, or results of operations.
Changes in accounting policies
The CICA has issued a new accounting standard that establishes requirements for capital disclosures. This was effective for the Bank commencing November 1, 2007, and requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what is considered capital, and whether an entity has complied with any capital requirements, and consequences of non-compliance with such capital requirements. These capital disclosures are included in Note 15 (see page 127).
     The CICA has issued two new accounting standards on financial instruments that revise and enhance the current disclosure requirements but do not change the existing presentation

2008 Scotiabank Annual Report     81

Management’s Discussion and Analysis
requirements for financial instruments. These new standards were effective for the Bank commencing November 1, 2007. The new disclosures provide additional information on the nature and extent of risks arising from financial instruments to which the Bank is exposed and how it manages those risks. These financial instrument disclosures are included in Note 24 (see pages 139 to 147).
Reclassification of financial assets
In October 2008, the CICA issued amendments to the accounting standard on Financial Instruments — Recognition and Measurement which permit the reclassification of certain financial assets out of the held-for-trading category under rare circumstances. Pursuant to these amendments, the Bank reviewed its portfolio of trading assets and determined that, other than two trading portfolios discussed below, significant reclassifications were not appropriate due to the nature of assets in the Bank’s trading portfolio, which are generally not considered illiquid. In addition, the Bank does not carry significant unhedged positions in its trading portfolios.
     During the fourth quarter of 2008, in accordance with these amendments, the Bank reclassified specified assets out of trading securities to available-for-sale securities retroactive to August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. If these reclassifications of bond assets and preferred shares had not been made, the Bank would have recorded a pre-tax loss of $26 million and $10 million respectively during the fourth quarter relating to fair value movements on these assets. Due to the reclassifications, these amounts have been recorded in other comprehensive income for the period ended October 31, 2008. As of the reclassification date, the weighted average effective interest rate on the reclassified bond asset portfolio was 4.0%, with expected recoverable cash flows of $366 million.
Transition to international financial reporting standards (IFRS)
In February 2008, the Canadian Accounting Standards Board confirmed that Canadian generally accepted accounting principles for publicly accountable enterprises will be replaced with IFRS. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011, including the preparation and reporting of one year of comparative figures.
     In order to prepare for the transition to IFRS, the Bank has developed a high level implementation plan and has established a formal governance structure which includes senior levels of management from all relevant departments. In addition, the Bank has commenced assessing the impact of the significant accounting differences between IFRS and Canadian GAAP, including analyzing the impact to business processes, systems and internal control over financial reporting.
     Further updates on implementation progress and potential reporting impact from the adoption of IFRS will be provided during the implementation period.
Related party transactions
The Bank provides regular banking services to its associated and other related corporations in the ordinary course of business. These services are on terms similar to those offered to non-related parties.
     Loans granted to directors and officers in Canada are at market terms and conditions. Prior to March 1, 2001, the Bank granted loans to officers and employees at reduced rates in Canada. The loans granted prior to March 1, 2001, are grandfathered until maturity. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers of those units at reduced rates or on preferred terms. Loans to executive officers of the Bank totaled $4.6 million as at October 31, 2008 (2007 — $10.4 million), and loans to directors nil (2007 — $0.7 million).
     Directors can use some or all of their fees to buy common shares at market rates through the Directors’ Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in 2004, the Bank no longer grants stock options to non-officer directors (refer to Note 21 of the Consolidated Financial Statements on page 134).
     The Bank may also provide banking services to companies affiliated with the Bank’s directors. These commercial arrangements are conducted at the same market terms and conditions provided to all customers and follow the normal credit review processes within the Bank. The Bank’s committed credit exposure to companies controlled by directors totaled $5.7 million as at October 31, 2008 (2007 — $418 million), while actual utilized amounts were $2.0 million (2007 — $204 million).
     The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in generally accepted accounting principles. In addition, the ACRC approves the terms and conditions of all transactions between the Bank and Bank-sponsored asset securitization special purpose vehicles to ensure that such transactions are at market terms and conditions. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.
     The Bank’s Internal Audit department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.

82     2008 Scotiabank Annual Report

Supplementary Data*
Geographic information

Net income by geographic segment

	2008					2007					2006
				Other					Other					Other
		United		Inter-			United		Inter-			United		Inter-
For the fiscal years ($ millions)	Canada	States	Mexico	national	Total	Canada	States	Mexico	national	Total	Canada	States	Mexico	national	Total

Net interest income	$4,471	$236	$903	$2,627	$8,237	$4,294	$152	$887	$2,012	$7,345	$4,029	$71	$802	$1,656	$6,558
Provision for credit losses	388	16	141	85	630	295	(91)	68	23	295	273	(41)	27	17	276
Other income	2,614	(202)	478	1,137	4,027	3,084	698	478	930	5,190	2,883	581	403	726	4,593
Non-interest expenses	4,315	200	793	1,982	7,290	4,285	224	723	1,712	6,944	4,110	241	630	1,448	6,429
Provision for income taxes	344	(98)	122	369	737	474	215	51	225	965	478	138	(17)	153	752
Non-controlling interest	—	—	9	110	119	—	—	12	106	118	—	—	15	83	98

Net income	$2,038	$(84)	$316	$1,218	$3,488	$2,324	$502	$511	$876	$4,213	$2,051	$314	$550	$681	$3,596

Preferred dividends paid					97					46					24
Corporate adjustments(1)					(358)					(173)					(23)

Net income available to common shareholders					$3,033					$3,994					$3,549

(1)	Revenues and expenses which have not been allocated to specific operating business lines are reflected in corporate adjustments.

Loans and acceptances by geography

Excludes reverse repos						Percentage mix
As at September 30 ($ billions)	2008	2007	2006	2005	2004	2008	2004

Canada
Atlantic provinces	$16.2	$14.2	$12.7	$12.1	$11.3	5.6%	7.1%
Quebec	16.7	14.2	13.1	9.8	8.4	5.8	5.2
Ontario	103.5	91.1	81.5	72.4	66.5	35.9	41.5
Manitoba and Saskatchewan	6.4	6.0	5.4	5.3	5.1	2.2	3.2
Alberta	22.4	19.9	17.1	14.7	13.7	7.8	8.6
British Columbia	21.2	18.8	16.4	14.2	13.3	7.3	8.3

	186.4	164.2	146.2	128.5	118.3	64.6	73.9

United States	20.6	14.9	14.3	8.8	9.8	7.1	6.1

Mexico	10.9	8.9	9.3	8.5	7.3	3.8	4.5

Other International
Latin America	22.6	11.6	9.2	5.2	4.9	7.8	3.1
Europe	18.4	10.2	8.1	7.3	6.1	6.4	3.8
Caribbean	14.8	12.2	11.6	10.1	10.1	5.1	6.3
Other	16.1	9.9	7.4	6.5	5.0	5.6	3.2

	71.9	43.9	36.3	29.1	26.1	24.9	16.4

General allowance(1)	(1.3)	(1.3)	(1.3)	(1.3)	(1.4)	(0.4)	(0.9)

Total loans and acceptances	$288.5	$230.6	$204.8	$173.6	$160.1	100.0%	100.0%

(1)	As at October 31.

Gross impaired loans by geographic segment

As at October 31 ($ millions)	2008	2007	2006	2005	2004

Canada	$761	$606	$655	$537	$489
United States	107	11	119	331	701
Mexico	216	188	213	190	223
Other International	1,410	739	883	762	787

Total	$2,494	$1,544	$1,870	$1,820	$2,200

*	Certain comparative amounts in the Supplementary Data section have been reclassified to conform with current year presentation.

2008 Scotia bank Annual Report     83

Management’s Discussion and Analysis

Specific provision for credit losses by geographic segment

For the fiscal years ($ millions)	2008	2007	2006	2005	2004

Canada	$388	$295	$273	$264	$299
United States	16	(91)	(41)	(93)	54
Mexico	141	68	27	34	6
Other International	85	23	17	70	131

Total	$630	$295	$276	$275	$490

Geographic distribution of earning assets

	2008
		% of
		earning
As at September 30 ($ billions)	Balance	assets	2007	2006	2005	2004

North America
Canada	$263.0	61.2%	$247.5	$218.4	$187.2	$166.9
United States	38.2	8.9	36.3	41.9	32.5	25.0

	301.2	70.1	283.8	260.3	219.7	191.9

Mexico	22.8	5.3	19.8	21.1	20.4	18.7

Europe
United Kingdom	11.0	2.6	6.4	6.4	6.8	7.4
Germany	4.1	1.0	3.8	3.5	2.0	3.5
Ireland	11.1	2.6	6.2	4.8	4.0	2.0
France	2.2	0.5	2.3	2.5	1.9	1.1
Netherlands	2.5	0.6	1.4	1.5	1.7	0.8
Other	7.5	1.7	5.5	3.4	4.2	3.4

	38.4	9.0	25.6	22.1	20.6	18.2

Caribbean
Jamaica	3.6	0.8	3.2	3.1	2.8	3.0
Puerto Rico	2.4	0.6	2.1	2.0	1.7	1.9
Bahamas	3.0	0.7	2.4	2.4	1.8	1.7
Trinidad & Tobago	2.1	0.5	1.7	1.5	1.7	1.5
Other	8.8	2.0	7.3	9.0	6.1	6.7

	19.9	4.6	16.7	18.0	14.1	14.8

Latin America
Chile	11.0	2.6	4.2	4.2	3.2	3.3
Peru	7.4	1.7	4.5	4.1	0.1	0.2
Other	9.1	2.1	7.0	4.3	3.7	3.3

	27.5	6.4	15.7	12.6	7.0	6.8

Asia
India	3.7	0.9	2.5	1.8	1.5	2.0
Malaysia	1.8	0.4	1.4	1.3	1.8	1.4
South Korea	2.0	0.5	1.8	1.6	1.7	1.4
Japan	1.9	0.4	1.8	1.1	1.0	1.1
Hong Kong	2.6	0.6	1.6	1.7	1.4	0.9
Other	6.0	1.4	3.6	2.9	2.7	2.4

	18.0	4.2	12.7	10.4	10.1	9.2

Middle East and Africa	3.1	0.7	1.8	1.8	1.1	0.7

General allowance(1)	(1.3)	(0.3)	(1.3)	(1.3)	(1.3)	(1.4)

Total	$429.6	100.0%	$374.8	$345.0	$291.7	$258.9

(1)	As at October 31.

84     2008 Scotia bank Annual Report

Credit risk

Cross-border exposure to select countries(1)

					Investment in
		Interbank		Government and	subsidiaries		2008	2007
As at October 31 ($ millions)	Loans	deposits	Trade	other securities	and affiliates	Other	Total	Total

Mexico	$1,881	$—	$92	$595	$2,328	$38	$4,934	$3,796

Asia
India	$1,595	$35	$1,023	$293	$—	$70	$3,016	$1,703
South Korea	1,866	—	666	524	—	208	3,264	1,659
China	824	61	1,291	27	—	85	2,288	1,432
Japan	783	15	39	81	—	569	1,487	930
Hong Kong	477	—	101	585	—	40	1,203	776
Malaysia	759	—	31	359	184	8	1,341	614
Thailand	79	—	39	105	250	2	475	329
Other(2)	682	176	379	316	—	40	1,593	872

	$7,065	$287	$3,569	$2,290	$434	$1,022	$14,667	$8,315

Latin America
Brazil	$525	$—	$1,039	$317	$—	$7	$1,888	$1,556
Chile	1,066	—	72	2	1,477	2	2,619	1,169
Costa Rica	1,096	—	145	—	495	—	1,736	984
Peru	310	—	144	—	1,300	1	1,755	746
El Salvador	482	—	9	—	425	—	916	524
Venezuela	7	—	—	—	111	—	118	88
Other(3)	1,172	30	104	22	—	18	1,346	674

	$4,658	$30	$1,513	$341	$3,808	$28	$10,378	$5,741

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.

(2)	Includes Indonesia, the Philippines, Singapore and Taiwan.

(3)	Includes Argentina, Colombia, Panama and Uruguay.

Loans and acceptances by type of borrower

Excludes reverse repos	2008
As at September 30 ($ billions)	Balance	% of total	2007	2006

Loans to households
Residential mortgages	$115.6	40.1%	$100.9	$88.2
Credit cards	10.8	3.7	10.0	9.1
Personal loans	38.4	13.3	31.4	29.4

	164.8	57.1	142.3	126.7
Loans to businesses and governments
Financial services	28.0	9.7	17.1	13.0
Wholesale and retail	14.7	5.1	11.5	10.2
Real estate and construction	13.2	4.6	8.7	7.0
Oil and gas	7.8	2.7	6.8	5.2
Transportation	7.4	2.6	5.2	4.9
Automotive	5.8	2.0	4.7	4.7
Agriculture	4.7	1.6	3.8	3.4
Government	3.0	1.1	2.3	3.4
Hotels and leisure	4.2	1.4	3.3	3.4
Mining and primary metals	6.1	2.1	4.2	3.1
Utilities	4.4	1.5	2.0	2.9
Health care	3.7	1.3	2.9	2.9
Telecommunications and cable	4.3	1.5	2.6	2.5
Media	2.8	1.0	2.5	2.4
Chemical	3.1	1.1	2.0	2.2
Food and beverage	2.7	0.9	2.3	2.2
Forest products	1.7	0.6	1.8	1.5
Other	7.4	2.6	5.9	4.5

	125.0	43.4	89.6	79.4

	289.8	100.5	231.9	206.1
General allowance(1)	(1.3)	(0.5)	(1.3)	(1.3)

Total loans and acceptances	$288.5	100.0%	$230.6	$204.8

(1)	As at October 31.
2008 Scotiabank Annual Report     85

Management’s Discussion and Analysis

Off-balance sheet credit instruments

As at October 31 ($ billions)	2008	2007	2006	2005	2004

Commitments to extend credit	$130.2	$114.3	$105.9	$99.9	$104.2
Standby letters of credit and letters of guarantee	27.8	18.4	18.5	15.8	14.4
Securities lending, securities purchase commitments and other	12.8	13.8	13.0	9.3	4.8

Total	$170.8	$146.5	$137.4	$125.0	$123.4

Changes in net impaired loans

For the fiscal years ($ millions)	2008	2007	2006	2005	2004

Gross impaired loans
Balance at beginning of year	$1,544	$1,870	$1,820	$2,200	$3,241
Net additions
New additions	2,158	1,338	1,262	1,263	1,774
Declassifications, payments and loan sales	(846)	(891)	(956)	(1,034)	(1,680)

	1,312	447	306	229	94
Acquisition of subsidiaries	341	33	340	64	—
Writeoffs
Residential mortgages	(59)	(5)	(5)	(6)	(7)
Personal loans	(424)	(301)	(214)	(237)	(198)
Credit cards	(268)	(183)	(150)	(130)	(145)
Business and government	(129)	(209)	(174)	(277)	(632)

	(880)	(698)	(543)	(650)	(982)
Foreign exchange and other	177	(108)	(53)	(23)	(153)

Balance at end of year	2,494	1,544	1,870	1,820	2,200

Specific allowance for credit losses
Balance at beginning of year	943	1,300	1,139	1,321	1,719
Acquisition of subsidiaries	232	38	323	59	—
Specific provision for credit losses	630	295	276	275	490
Writeoffs	(880)	(698)	(543)	(650)	(982)
Recoveries by portfolio
Residential mortgages	34	4	3	1	2
Personal loans	73	73	71	75	78
Credit cards	45	35	37	32	32
Business and government	79	74	70	97	46

	231	186	181	205	158
Foreign exchange and other(1)	147	(178)	(76)	(71)	(64)

Balance at end of year	1,303	943	1,300	1,139	1,321

Net impaired loans
Balance at beginning of year	601	570	681	879	1,522
Net change in gross impaired loans	950	(326)	50	(380)	(1,041)
Net change in specific allowance for credit losses	(360)	357	(161)	182	398

Balance at end of year	1,191	601	570	681	879
General allowance for credit losses	1,323	1,298	1,307	1,330	1,375

Balance after deducting general allowance	$(132)	$(697)	$(737)	$(649)	$(496)

(1)	Includes $3 transferred from other liabilities in 2008, $5 transferred to other liabilities in 2006, $2 transferred from other liabilities in 2005, and $23 reclassified from country risk allowance and $8 transferred to other liabilities in 2004.

86     2008 Scotiabank Annual Report

Provisions for credit losses

For the fiscal years ($ millions)	2008	2007	2006	2005	2004

Specific provisions for credit losses
Gross specific provisions	$1,084	$720	$746	$875	$912
Reversals	(223)	(239)	(289)	(395)	(264)
Recoveries	(231)	(186)	(181)	(205)	(158)

Net specific provisions for credit losses	630	295	276	275	490
General provision	—	(25)	(60)	(45)	(100)

Total net provisions for credit losses	$630	$270	$216	$230	$390

Specific provisions for credit losses by type of borrower

For the fiscal years ($ millions)	2008	2007	2006

Personal
Residential mortgages	$—	$(9)	$10
Other personal loans	636	449	283

	636	440	293

Businesses and governments
Financial services	7	(10)	—
Wholesale and retail	0	(39)	5
Real estate and construction	(69)	(11)	(7)
Oil and gas	43	(1)	—
Transportation	(15)	(9)	4
Automotive	5	1	11
Agriculture	5	(4)	2
Government	(18)	2	(6)
Hotels and leisure	(4)	(5)	(21)
Mining and primary metals	(16)	(4)	(10)
Utilities	(2)	(18)	(21)
Health care	2	(1)	2
Telecommunications and cable	(3)	(5)	(14)
Media	11	(13)	(4)
Chemical	7	(22)	13
Food and beverage	(17)	(6)	7
Forest products	3	—	(1)
Other	55	—	23

	(6)	(145)	(17)

Total specific provisions	$630	$295	$276

2008 Scotiabank Annual Report     87

Management’s Discussion and Analysis

Non-performing loans by type of borrower

	2008			2007
Excluding reverse repos		Allowance for			Allowance for
As at October 31 ($ millions)	Net	credit losses	Gross	Net	credit losses	Gross

Personal
Residential mortgages	$432	$(232)	$664	$189	$(40)	$229
Other personal loans	84	(608)	692	57	(527)	584

	516	(840)	1,356	246	(567)	813

Businesses and governments
Financial services	13	(28)	41	14	(7)	21
Wholesale and retail	60	(65)	125	71	(87)	158
Real estate and construction	216	(72)	288	62	(58)	120
Oil and gas	99	(11)	110	20	—	20
Transportation	17	(25)	42	15	(23)	38
Automotive	28	(3)	31	4	(12)	16
Agriculture	26	(58)	84	21	(25)	46
Government	(27)	(30)	3	12	(27)	39
Hotels and leisure	124	(8)	132	11	(7)	18
Mining and primary metals	15	(18)	33	36	(32)	68
Utilities	—	—	—	1	(2)	3
Health care	6	(5)	11	7	(9)	16
Telecommunications and cable	7	(9)	16	—	(4)	4
Media	1	(8)	9	—	(6)	6
Chemical	8	(2)	10	—	(8)	8
Food and beverage	11	(5)	16	22	(10)	32
Forest products	12	(8)	20	13	(15)	28
Other	59	(108)	167	46	(44)	90

	675	(463)	1,138	355	(376)	731

	1,191	(1,303)	2,494	601	(943)	1,544
Allowance for credit losses — general	(1,323)	—	—	(1,298)	—	—

Net impaired loans after general allowance	$(132)	$(1,303)	$2,494	$(697)	$(943)	$1,544

Total credit risk exposures by geography (1,2)

As at October 31 ($ millions)	Drawn	Undrawn	Other exposures(3)	Total

Canada	$199,672	$44,376	$34,722	$278,770
United States	34,262	17,949	37,240	89,451
Mexico	13,858	332	947	15,137
Other International
Europe	26,298	4,637	8,551	39,486
Caribbean	27,085	1,632	2,071	30,788
Latin America	20,751	844	1,058	22,653
Other	24,192	2,640	3,124	29,956

Total	$346,118	$72,410	$87,713	$506,241

(1)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.

(2)	Exposure at default.

(3)	Includes off balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitization and repo-style transactions after collateral.

AIRB credit risk exposures by maturity(1, 2)

As at October 31 ($ millions)
Residual Maturity	Drawn	Undrawn	Other exposures(3)	Total

Non-retail
Less than 1 year	$43,663	$21,306	$37,508	$102,477
One to 5 years	50,000	34,386	41,232	125,618
Over 5 years	10,975	1,610	6,065	18,650

Total non-retail	$104,638	$57,302	$84,805	$246,745

Retail
Less than 1 year	$13,710	$10,391	$—	$24,101
One to 5 years	90,120	—	—	90,120
Over 5 years	1,782	—	—	1,782
Revolving credits(4)	27,849	—	—	27,849

Total retail	$133,461	$10,391	$—	$143,852

Total	$238,099	$67,693	$84,805	$390,597

(1)	Remaining term to maturity of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.

(2)	Exposure at default, before credit risk mitigation.

(3)	Off-balance sheet lending instruments, such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.

(4)	Credit cards and lines of credit.

88     2008 Scotiabank Annual Report

Total credit risk exposures and risk-weighted assets

	Basel II				Basel I
	2008				2007
	Exposure at Default(2)			Total	Total
				Risk-weighted	Risk-weighted
As at October 31 ($ millions)	AIRB	Standardized(3)	Total	assets(1)	assets(4)

Non-retail

Corporate
Drawn	$68,056	$49,593	$117,649	$95,688
Undrawn	39,864	4,079	43,943	24,886
Other(5)	14,314	2,542	16,856	8,615
	122,234	56,214	178,448	129,189

Bank
Drawn	23,710	9,276	32,986	7,284
Undrawn	16,477	109	16,586	3,056
Other(5)	16,226	361	16,587	2,860
	56,413	9,746	66,159	13,200

Sovereign
Drawn	12,872	11,754	24,626	2,533
Undrawn	961	309	1,270	210
Other(5)	1,275	5	1,280	67
	15,108	12,068	27,176	2,810

Total Non-retail
Drawn	104,638	70,623	175,261	105,505	87,244
Undrawn	57,302	4,497	61,799	28,152	17,598
Other(5)	31,815	2,908	34,723	11,542	11,785

	$193,755	$78,028	$271,783	$145,199	$116,627

Retail

Retail residential mortgages
Drawn	$97,012	$23,697	$120,709	$9,409	$34,257
Undrawn	3,292	—	3,292	33	—
	100,304	23,697	124,001	9,442	34,257

Home equity lines of credit (HELOCs)
Drawn	14,644	—	14,644	544	6,674
Undrawn	—	—	—	—	—
	14,644	—	14,644	544	6,674

Qualifying retail revolving exposures (QRRE)
Drawn	12,051	—	12,051	4,005	10,861
Undrawn	7,076	—	7,076	756	—
	19,127	—	19,127	4,761	10,861

Other retail
Drawn	9,754	13,699	23,453	14,087	16,787
Undrawn	23	220	243	187	—
	9,777	13,919	23,696	14,274	16,787

Total Retail
Drawn	133,461	37,396	170,857	28,045	68,579
Undrawn	10,391	220	10,611	976	—

	$143,852	$37,616	$181,468	$29,021	$68,579

Securitization exposures	28,539	—	28,539	4,354	6,311

Trading derivatives	24,451	—	24,451	8,595	5,515

Sub-total	$390,597	$115,644	$506,241	$187,169	$197,032

Equities	3,375	—	3,375	6,142	3,179

Other assets	—	21,929	21,929	14,215	8,087

Total credit risk, before scaling factor	$393,972	$137,573	$531,545	$207,526	$208,298

Add-on for 6% scaling factor(6)	—	—	—	6,946	—

Total credit risk	$393,972	$137,573	$531,545	$214,472	$208,298

(1)	Effective November 1, 2007, risk-weighted assets are determined in accordance with Basel II rules. Comparative amounts for prior year are determined in accordance with Basel I rules.

(2)	Outstanding amount for on-balance sheet exposures and loan equivalent amount for off-balance sheet exposures, before credit risk mitigation.

(3)	Net of specific allowances for credit losses.

(4)	Breakdown of Basel I risk-weighted assets for non-retail exposures by counterparty type (corporate, bank, sovereign) not available.

(5)	Other exposures include off-balance sheet lending instruments, such as letters of credit, letters of guarantee, non-trading derivatives and repo-style exposures, after collateral.

(6)	Basel Committee imposed scaling factor (6%) on risk-weighted assets for Internal ratings-based credit risk portfolios.

2008 Scotiabank Annual Report     89

Management’s Discussion and Analysis
Capital

Capital funding activity

Issues		Maturities/Redemptions/Repurchase
Tier 1 Capital		Tier 1 Capital

Preferred shares

January 31, 2008	$230,000,000 Series 17 Non-cumulative Fixed Rate Preferred Shares

March 25, 2008	$300,000,000 Series 18 Non-cumulative 5-Year Rate Reset Preferred Shares

March 27, 2008	$45,000,000 Series 18 Non-cumulative 5-Year Rate Reset Preferred Shares

June 10, 2008	$350,000,000 Series 20 Non-cumulative 5-Year Rate Reset Preferred Shares

September 9, 2008	$300,000,000 Series 22 Non-cumulative 5-Year Rate Reset Preferred Shares

Tier 2 Capital		Tier 2 Capital
Subordinated debt		Subordinated debt

November 20, 2007	¥10,000,000,000 3.015% Subordinated Callable Notes	July 22, 2008	$425,000,000 5.65% debentures
	due November 20, 2037		due July 22, 2013

January 31, 2008	$300,000,000 5.30% debentures due January 31, 2018	September 15, 2008	US$250,000,000 6.25% debentures due
September 15, 2008

March 27, 2008	$1,700,000,000 4.99% debentures
due March 27, 2018

April 9, 2008	¥10,000,000,000 3.370% Subordinated Callable Notes due
April 9, 2038

October 3, 2008	$950,000,000 6.00% debentures
due October 3, 2018

90     2008 Scotiabank Annual Report

Revenues and expenses

Volume/rate analysis of changes in net interest income

	2008 versus 2007			2007 versus 2006
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
Taxable equivalent basis(1)	Average	Average	Net	Average	Average	Net
For the fiscal years ($ millions)	volume	rate	change	volume	rate	change

Net interest income
Total earning assets	$2,118	$(952)	$1,166	$2,788	$656	$3,444
Total interest-bearing liabilities	(1,396)	591	(805)	(1,773)	(890)	(2,663)

Change in net interest income	$722	$(361)	$361	$1,015	$(234)	$781

(1)	Refer to the non-GAAP measures on page 29.

Taxes

						2008
						versus
For the fiscal years ($ millions)	2008	2007	2006	2005	2004	2007

Income taxes
Provision for income taxes	$691	$1,063	$872	$847	$786	(35)%
Taxable equivalent adjustment(1)	416	531	440	326	274	(22)

Provision for income taxes (TEB)(1)	1,107	1,594	1,312	1,173	1,060	(31)

Other taxes
Payroll taxes	177	164	152	137	139	8
Business and capital taxes	116	143	133	147	142	(19)
Goods and services and other	129	143	128	132	121	(10)

Total other taxes	422	450	413	416	402	(6)

Total income other and taxes(2)	$1,529	$2,044	$1,725	$1,589	$1,462	(25)%

Net income before income taxes	$3,950	$5,226	$4,549	$4,127	$3,769	(24)%

Effective income tax rate (%)	17.5	20.3	19.2	20.5	20.8	(2.8)
Effective income tax rate (TEB) (%)(3)	25.4	27.7	26.3	26.3	26.2	(2.3)
Total tax rate (%)(4)	25.5	26.7	25.9	27.8	28.5	(1.2)

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 27.

(2)	Comprising $569 of Canadian taxes (2007 — $1,175; 2006 — $1,035; 2005 — $988; 2004 — $910) and $960 of foreign taxes (2007 — $869; 2006 — $690; 2005 — $601; 2004 — $552).

(3)	Provision for income tax, expressed on a taxable equivalent basis, as a percentage of net income before income taxes.

(4)	Total income and other taxes as a percentage of net income before income and other taxes.

2008 Scotiabank Annual Report     91

Management’s Discussion and Analysis
Other information

Components of net income as a percentage of average total assets(1)

Taxable equivalent basis
For the fiscal years (%)	2008	2007	2006	2005	2004

Net interest income	1.75%	1.89%	1.95%	2.00%	2.10%
Provision for credit losses	(0.14)	(0.07)	(0.06)	(0.07)	(0.14)
Other income	0.95	1.34	1.37	1.46	1.52

Net interest and other income	2.56	3.16	3.26	3.39	3.48
Non-interest expenses	(1.60)	(1.73)	(1.84)	(1.95)	(2.06)

Net income before the undernoted:	0.96	1.43	1.42	1.44	1.42
Provision for income taxes and non-controlling interest	(0.27)	(0.43)	(0.40)	(0.40)	(0.40)

Net income	0.69%	1.00%	1.02%	1.04%	1.02%
Average total assets ($ billions)	$455.5	$403.5	$350.7	$309.4	$284.0

(1)	Income from tax-exempt securities has been expressed on an equivalent before-tax basis. The provision for income taxes has been adjusted by a corresponding amount: 2008 — $416 million; 2007 — $531 million; 2006 — $440 million; 2005 — $326 million; 2004 — $274 million.

General allowance and unrealized gains (losses) on available-for-sale securities

As at October 31 ($ millions)	2008	2007	2006	2005	2004

General allowance	$1,323	$1,298	$1,307	$1,330	$1,375

Unrealized gains (losses) on available-for-sale securities
Common and preferred shares	$(271)	$456	$521	$506	$516
Emerging market bonds	135	277	316	286	358
Other fixed income	(1,092)	239	254	367	480

	$(1,228)	$972	$1,091	$1,159	$1,354

(1)	Prior to 2007, available-for-sale securities were classified as investment securities.

Assets under administration and management

As at September 30 ($ billions)	2008	2007	2006	2005	2004

Assets under administration
Personal
Retail brokerage	$74.3	$77.4	$69.7	$64.2	$54.2
Investment management and trust	55.8	53.1	59.5	57.0	53.4

	130.1	130.5	129.2	121.2	107.6

Mutual funds	27.9	24.8	19.8	18.4	15.8
Institutional	45.1	39.8	42.9	31.8	33.4

Total	$203.1	$195.1	$191.9	$171.4	$156.8

Assets under management
Personal	$12.5	$11.2	$10.0	$9.4	$7.5
Mutual funds	19.6	15.9	13.2	13.4	11.8
Institutional	4.6	4.3	4.6	3.8	1.9

Total	$36.7	$31.4	$27.8	$26.6	$21.2

Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2008	2007

Audit services	$13.9	$13.4
Audit-related services	0.8	0.4
Tax services outside of the audit scope	0.1	0.2
Other non-audit services	0.4	0.3

	$15.2	$14.3

92     2008 Scotiabank Annual Report

Selected quarterly information

	2008				2007
As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating results ($ millions)
Net interest income	1,941	1,946	1,873	1,814	1,716	1,812	1,794	1,776
Net interest income (TEB(1))	2,036	2,049	1,973	1,932	1,932	1,913	1,903	1,881
Total revenue	2,491	3,374	3,172	2,839	3,078	3,201	3,102	3,109
Total revenue (TEB(1))	2,586	3,477	3,272	2,957	3,294	3,302	3,211	3,214
Provision for credit losses	207	159	153	111	95	92	20	63
Non-interest expenses	1,944	1,889	1,794	1,669	1,792	1,752	1,726	1,724
Provision for income taxes	2	287	209	193	204	296	286	277
Provision for income taxes (TEB(1))	97	390	309	311	420	397	395	382
Net income	315	1,010	980	835	954	1,032	1,039	1,020
Net income available to common shareholders	283	978	958	814	938	1,016	1,028	1,012

Operating performance
Basic earnings per share ($)	0.28	0.99	0.97	0.83	0.95	1.03	1.04	1.02
Diluted earnings per share ($)	0.28	0.98	0.97	0.82	0.95	1.02	1.03	1.01
Return on equity (%)(2)	6.0	21.0	21.4	18.3	21.0	21.7	22.4	22.1
Productivity ratio (%)(TEB(1))	75.2	54.3	54.8	56.5	54.4	53.0	53.8	53.6
Net interest margin on total average assets (%)(TEB(1))	1.68	1.79	1.76	1.79	1.87	1.86	1.93	1.91

Balance sheet information ($ billions)
Cash resources and securities	125.4	124.1	129.7	130.9	118.0	121.6	131.3	126.9
Loans and acceptances(2)	300.6	283.7	267.9	260.5	238.7	233.0	226.3	222.7
Total assets	507.6	462.4	452.6	449.4	411.5	408.1	411.7	396.5
Deposits	346.6	332.5	322.4	316.8	288.4	287.0	291.6	277.0
Preferred shares	2.9	2.6	2.2	1.9	1.6	1.3	1.3	0.9
Common shareholders’ equity(2)	18.8	18.8	18.2	18.1	17.2	18.4	18.7	18.9
Assets under administration	203.1	207.4	202.3	195.2	195.1	198.8	208.4	203.1
Assets under management	36.7	37.8	32.9	31.7	31.4	31.0	30.4	29.2

Capital measures (%)(3)
Tier 1 capital ratio	9.3	9.8	9.6	9.0	9.3	9.7	10.1	10.4
Total capital ratio	11.1	11.5	11.7	10.2	10.5	10.6	11.4	11.7
Common equity to risk-weighted assets	8.3	8.6	8.6	7.8	7.8	8.3	8.6	9.0
Tangible common equity to risk-weighted assets(1)	7.3	7.6	7.5	7.2	7.2	7.7	8.0	8.4
Risk-weighted assets ($ billions)	250.6	225.8	218.9	234.9	218.3	219.8	213.1	206.8

Credit quality
Net impaired loans(4) ($ millions)	1,191	1,009	845	689	601	584	579	579
General allowance for credit losses ($ millions)	1,323	1,323	1,323	1,298	1,298	1,298	1,298	1,323
Net impaired loans as a % of loans and acceptances(2)(4)	0.40	0.36	0.32	0.26	0.25	0.25	0.26	0.26
Specific provision for credit losses as a % of average loans and acceptances (annualized)(2)	0.29	0.23	0.24	0.18	0.16	0.16	0.08	0.12

Common share information
Share price ($)
High	51.55	52.51	50.00	54.00	53.49	54.67	54.73	53.39
Low	35.25	41.95	42.00	43.10	46.70	48.91	49.34	48.80
Close	40.19	49.98	47.82	48.19	53.48	49.45	53.39	50.76
Shares outstanding (millions)
Average — Basic	990	989	986	985	983	988	992	991
Average — Diluted	994	994	992	992	991	996	1,001	1,001
End of period	992	990	987	985	984	982	990	993
Dividends per share ($)	0.49	0.49	0.47	0.47	0.45	0.45	0.42	0.42
Dividend yield (%)	4.5	4.1	4.1	3.9	3.6	3.5	3.2	3.3
Market capitalization ($ billions)	39.9	49.5	47.2	47.5	52.6	48.6	52.8	50.4
Book value per common share ($)	18.94	18.99	18.45	18.40	17.45	18.71	18.90	18.99
Market value to book value multiple	2.1	2.6	2.6	2.6	3.1	2.6	2.8	2.7
Price to earnings multiple (trailing 4 quarters)	13.1	13.4	12.7	12.5	13.2	12.4	13.7	13.5

(1)	Non-GAAP measure. Refer to the non-GAAP measures on page 27.

(2)	Certain comparative amounts have been restated to conform with current period presentation.

(3)	Effective November 1, 2007, regulatory capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules.

(4)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(5)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.

2008 Scotiabank Annual Report     93

Management’s Discussion and Analysis
Eleven-year statistical review

Consolidated Balance Sheet

As at October 31 ($ millions)	2008	2007	2006	2005

Assets
Cash resources	$37,318	$29,195	$23,376	$20,505

Securities
Trading	48,292	59,685	62,490	50,007
Available-for-sale	38,823	28,426	—	—
Investment	—	—	32,870	23,285
Equity accounted investments	920	724	142	167

	88,035	88,835	95,502	73,459

Securities purchased under resale agreements	19,451	22,542	25,705	20,578

Loans
Residential mortgages	115,084	102,154	89,590	75,520
Personal and credit cards	50,719	41,734	39,058	34,695
Business and government	125,503	85,500	76,733	62,681

	291,306	229,388	205,381	172,896

Allowance for credit losses	2,626	2,241	2,607	2,469

	288,680	227,147	202,774	170,427

Other
Customers’ liability under acceptances	11,969	11,538	9,555	7,576
Derivative instruments(1)	44,810	21,960	12,098	12,867
Land, buildings and equipment	2,688	2,271	2,256	1,934
Other assets(1)	14,674	8,022	7,740	6,679

	74,141	43,791	31,649	29,056

	$507,625	$411,510	$379,006	$314,025

Liabilities and shareholders’ equity
Deposits
Personal	$118,919	$100,823	$93,450	$83,953
Business and government	200,566	161,229	141,072	109,389
Banks	27,095	26,406	29,392	24,103

	346,580	288,458	263,914	217,445

Other
Acceptances	11,969	11,538	9,555	7,576
Obligations related to securities sold under repurchase agreements	36,506	28,137	33,470	26,032
Obligations related to securities sold short	11,700	16,039	13,396	11,250
Derivative instruments(1)	42,811	24,689	12,869	13,004
Other liabilities(1)	31,063	21,138	24,799	18,983
Non-controlling interest in subsidiaries	502	497	435	306

	134,551	102,038	94,524	77,151

Subordinated debentures	4,352	1,710	2,271	2,597

Capital instrument liabilities	500	500	750	750

Shareholders’ equity
Capital stock
Preferred shares	2,860	1,635	600	600
Common shares and contributed surplus	3,829	3,566	3,425	3,317
Retained earnings	18,549	17,460	15,843	14,126
Accumulated other comprehensive income (loss)	(3,596)	(3,857)	(2,321)	(1,961)

	21,642	18,804	17,547	16,082

	$507,625	$411,510	$379,006	$314,025

(1)	Amounts for years prior to 2004 have not been reclassified to conform with current period presentation as the information is not readily available.

94     2008 Scotiabank Annual Report

2004	2003	2002	2001	2000	1999	1998

$17,155	$20,581	$20,273	$20,160	$18,744	$17,115	$22,900

43,056	42,899	34,592	27,834	21,821	13,939	12,108
—	—	—	—	—	—	—
15,576	20,141	21,439	25,256	19,162	19,480	16,718
141	152	163	194	403	550	674

58,773	63,192	56,194	53,284	41,386	33,969	29,500

17,880	22,648	32,262	27,500	23,559	13,921	11,189

69,018	61,646	56,295	52,592	50,037	47,916	45,884
30,182	26,277	23,363	20,116	17,988	16,748	18,801
57,384	64,313	77,181	79,460	78,172	69,873	76,542

156,584	152,236	156,839	152,168	146,197	134,537	141,227

2,696	3,217	3,430	4,236	2,853	2,599	1,934

153,888	149,019	153,409	147,932	143,344	131,938	139,293

7,086	6,811	8,399	9,301	8,807	9,163	8,888
15,488	15,308	15,821	15,886	8,244	8,039	13,675
1,872	1,944	2,101	2,325	1,631	1,681	1,759
7,070	6,389	7,921	8,037	7,456	6,865	6,384

31,516	30,452	34,242	35,549	26,138	25,748	30,706

$279,212	$285,892	$296,380	$284,425	$253,171	$222,691	$233,588

$79,020	$76,431	$75,558	$75,573	$68,972	$65,715	$62,656
94,125	93,541	93,830	80,810	76,980	64,070	70,779
22,051	22,700	26,230	29,812	27,948	26,833	32,925

195,196	192,672	195,618	186,195	173,900	156,618	166,360

7,086	6,811	8,399	9,301	8,807	9,163	8,888

19,428	28,686	31,881	30,627	23,792	16,781	14,603
7,585	9,219	8,737	6,442	4,297	2,833	3,121
16,002	14,758	15,500	15,453	8,715	8,651	14,360
13,785	14,145	15,678	15,369	14,586	11,667	9,787
280	326	662	586	229	198	173

64,166	73,945	80,857	77,778	60,426	49,293	50,932

2,615	2,661	3,878	5,344	5,370	5,374	5,482

2,250	2,500	2,225	1,975	1,975	1,475	1,475

300	300	300	300	300	300	300
3,229	3,141	3,002	2,920	2,765	2,678	2,625
13,239	11,747	10,398	9,674	8,275	6,956	6,257
(1,783)	(1,074)	102	239	160	(3)	157

14,985	14,114	13,802	13,133	11,500	9,931	9,339

$279,212	$285,892	$296,380	$284,425	$253,171	$222,691	$233,588

2008 Scotiabank Annual Report     95

Management’s Discussion and Analysis

Consolidated Statement of Income

For the year ended October 31
($ millions)	2008	2007	2006	2005

Interest income
Loans	$15,832	$13,985	$11,575	$9,236
Securities	4,615	4,680	4,124	3,104
Securities purchased under resale agreements	786	1,258	1,102	817
Deposits with banks	1,083	1,112	881	646

	22,316	21,035	17,682	13,803

Interest expenses
Deposits	12,131	10,850	8,589	5,755
Subordinated debentures	166	116	130	134
Capital instrument liabilities	37	53	53	53
Other	2,408	2,918	2,502	1,990

	14,742	13,937	11,274	7,932

Net interest income	7,574	7,098	6,408	5,871
Provision for credit losses	630	270	216	230

Net interest income after provision for credit losses	6,944	6,828	6,192	5,641

Other income	4,302	5,392	4,800	4,529

Net interest and other income	11,246	12,220	10,992	10,170

Non-interest expenses
Salaries and employee benefits	4,109	3,983	3,768	3,488
Other(2)	3,187	3,011	2,675	2,555
Restructuring provisions following acquisitions	—	—	—	—

	7,296	6,994	6,443	6,043

Income before the undernoted	3,950	5,226	4,549	4,127
Provision for income taxes	691	1,063	872	847
Non-controlling interest in net income of subsidiaries	119	118	98	71

Net income	$3,140	$4,045	$3,579	$3,209

Preferred dividends paid and other	107	51	30	25

Net income available to common shareholders	$3,033	$3,994	$3,549	$3,184

Average number of common shares outstanding (millions):
Basic	987	989	988	998
Diluted	993	997	1,001	1,012
Earnings per common share (in dollars):
Basic	$3.07	$4.04	$3.59	$3.19
Diluted	$3.05	$4.01	$3.55	$3.15
Dividends per common share (in dollars)	$1.92	$1.74	$1.50	$1.32

(1)	These financial results were prepared in accordance with Canadian GAAP, including the accounting requirements of the Superintendent of Financial Institutions, other than recording the increase in the general provision for credit losses as a direct charge to retained earnings in the fourth quarter of 1999, which was in accordance with the accounting requirements specified by the Superintendent under the Bank Act. Had the one-time increase in the general provision of $550 before tax ($314 after-tax) been recorded as a charge to the Consolidated Statement of Income, these financial results would have been as follows: provision for credit losses $1,185, net income $1,145, basic earnings per share $1.14 and diluted earnings per share $1.13.

(2)	Other non-interest expenses include, a loss on disposal of subsidiary operations in 2003 and 2002 of $31 and $237, respectively.

96     2008 Scotiabank Annual Report

2004	2003	2002	2001	2000	1999(1)	1998

$8,480	$9,073	$9,635	$11,530	$11,044	$9,972	$9,695
2,662	2,859	3,087	3,062	2,286	1,874	1,815
594	872	1,073	1,519	1,085	682	574
441	442	573	872	916	943	1,007

12,177	13,246	14,368	16,983	15,331	13,471	13,091

4,790	5,222	5,519	8,233	8,192	7,284	7,303
112	139	203	303	324	314	354
164	182	158	136	120	99	99
1,410	1,735	1,971	2,247	1,616	1,201	1,057

6,476	7,278	7,851	10,919	10,252	8,898	8,813

5,701	5,968	6,517	6,064	5,079	4,573	4,278
390	893	2,029	1,425	765	635	595

5,311	5,075	4,488	4,639	4,314	3,938	3,683

4,320	4,015	3,942	4,071	3,665	3,183	2,858

9,631	9,090	8,430	8,710	7,979	7,121	6,541

3,452	3,361	3,344	3,220	2,944	2,627	2,501
2,410	2,370	2,630	2,442	2,209	2,149	1,945
—	—	—	—	(34)	(20)	—

5,862	5,731	5,974	5,662	5,119	4,756	4,446

3,769	3,359	2,456	3,048	2,860	2,365	2,095
786	777	594	869	983	860	755
75	160	154	102	43	46	38

$2,908	$2,422	$1,708	$2,077	$1,834	$1,459	$1,302

16	16	16	16	16	16	5

$2,892	$2,406	$1,692	$2,061	$1,818	$1,443	$1,297

1,010	1,010	1,009	1,001	991	986	982
1,026	1,026	1,026	1,018	1,003	996	993

$2.87	$2.38	$1.68	$2.06	$1.83	$1.46	$1.32
$2.82	$2.34	$1.65	$2.02	$1.81	$1.45	$1.31
$1.10	$0.84	$0.73	$0.62	$0.50	$0.44	$0.40

2008 Scotiabank Annual Report     97

Management’s Discussion and Analysis

Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2008	2007		2006		2005

Preferred shares
Balance at beginning of year	$1,635	$600		$600		$300
Issued	1,225	1,035		—		300

Balance at end of year	2,860	1,635		600		600

Common shares and contributed surplus
Balance of common shares at beginning of year	3,566	3,425		3,316		3,228
Issued	266	184		135		172
Purchased for cancellation	(3)	(43)		(26)		(84)

Balance of common shares at end of year	3,829	3,566		3,425		3,316
Contributed surplus: Fair value of stock options	—	—		—		1

Total	3,829	3,566		3,425		3,317

Retained earnings
Balance at beginning of year	17,460	15,843		14,126		13,239
Adjustments	—	(61	)(1)	(25	)(2)	—
Net income	3,140	4,045		3,579		3,209
Dividends: Preferred	(107)	(51)		(30)		(25)
Common	(1,896)	(1,720)		(1,483)		(1,317)
Purchase of shares and premium on redemption	(37)	(586)		(324)		(973)
Other	(11)	(10)		—		(7)

Balance at end of year	18,549	17,460		15,843		14,126

Accumulated other comprehensive income (loss)(5)
Balance at beginning of year	(3,857)	(2,321)		(1,961)		(1,783)
Cumulative effect of adopting new accounting policies	—	683		—		—
Other comprehensive income (loss)	261	(2,219)		(360)		(178)

Balance at end of year	(3,596)	(3,857)		(2,321)		(1,961)

Total shareholders’ equity at end of year	$21,642	$18,804		$17,547		$16,082

Consolidated Statement of Comprehensive income(1)

For the year ended October 31 ($ millions)	2008	2007	2006	2005

Comprehensive Income
Net income	$3,140	$4,045	$3,579	$3,209
Other comprehensive income (loss), net of income taxes:
Net change in unrealized foreign currency translation losses	2,368	(2,228)	(360)	(178)
Net change in unrealized gains (losses) on available-for-sale securities	(1,588)	(67)	—	—
Net change in gains (losses) on derivative instruments designated as cash flow hedges	(519)	76	—	—

Other comprehensive income (loss)	261	(2,219)	(360)	(178)

Comprehensive income	$3,401	$1,826	$3,219	$3,031

(1)	Results from the adoption of new financial instruments accounting standards.

(2)	Cumulative effect of adoption of new stock-based compensation accounting standard.

(3)	Cumulative effect of adoption of new goodwill accounting standard.

(4)	Cumulative effect of adoption of new corporate income taxes accounting standard.

(5)	Relates to the increase in the general allowance for credit losses as a direct change to retained earnings in the fourth quarter of 1999 (refer to footnote 1 on page 96).

98     2008 Scotiabank Annual Report

2004	2003	2002		2001		2000	1999		1998

$300	$300	$300		$300		$300	$300		$—
—	—	—		—		—	—		300

300	300	300		300		300	300		300

3,140	3,002	2,920		2,765		2,678	2,625		2,567
117	163	101		155		87	53		58
(29)	(25)	(19)		—		—	—		—

3,228	3,140	3,002		2,920		2,765	2,678		2,625
1	1	—		—		—	—		—

3,229	3,141	3,002		2,920		2,765	2,678		2,625

11,747	10,398	9,674		8,275		6,956	6,257		5,358
—	—	(76	)(3)	(39	)(4)	—	(314	)(5)	—
2,908	2,422	1,708		2,077		1,834	1,459		1,302
(16)	(16)	(16)		(16)		(16)	(16)		(5)
(1,110)	(849)	(732)		(621)		(496)	(429)		(393)
(290)	(201)	(154)		—		—	—		—
—	(7)	(6)		(2)		(3)	(1)		(5)

13,239	11,747	10,398		9,674		8,275	6,956		6,257

(1,074)	102	239		160		(3)	157		5
—	—	—		—		—	—		—
(709)	(1,176)	(137)		79		163	(160)		152

(1,783)	(1,074)	102		239		160	(3)		157

$14,985	$14,114	$13,802		$13,133		$11,500	$9,931		$9,339

2004	2003	2002		2001		2000	1999		1998

$2,908	$2,422	$1,708		$2,077		$1,834	$1,459		$1,302

(709)	(1,176)	(137)		79		163	(160)		152

—	—	—		—		—	—		—

—	—	—		—		—	—		—

(709)	(1,176)	(137)		79		163	(160)		152

$2,199	$1,246	$1,571		$2,156		$1,997	$1,299		$1,454

2008 Scotiabank Annual Report     99

Management’s Discussion and Analysis

Other statistics

For the year ended October 31	2008	2007	2006	2005

Operating performance
Basic earnings per share ($)	3.07	4.04	3.59	3.19

Diluted earnings per share ($)	3.05	4.01	3.55	3.15

Return on equity (%)(2)	16.7	22.0	22.1	20.9

Productivity ratio (%)(TEB(2))	59.4	53.7	55.3	56.3

Return on assets (%)	0.69	1.00	1.02	1.04

Net interest margin on total average assets (%)(TEB(2))	1.75	1.89	1.95	2.00

Capital measures(3)
Tier 1 capital ratio (%)	9.3	9.3	10.2	11.1

Total capital ratio (%)	11.1	10.5	11.7	13.2

Assets to capital ratio(4)	18.0	18.2	17.1	15.1

Common equity to risk-weighted assets (%)	8.3	7.8	8.8	9.7

Tangible common equity to risk-weighted assets(2) (%)	7.3	7.2	8.3	9.3

Common share information
Share price ($):
High	54.00	54.73	49.80	44.22

Low	35.25	46.70	41.55	36.41

Close	40.19	53.48	49.30	42.99

Number of shares outstanding (millions)	992	984	990	990

Dividends per share ($)	1.92	1.74	1.50	1.32

Dividend yield (%)(5)	4.3	3.4	3.3	3.3

Price to earnings multiple(6)	13.1	13.2	13.7	13.5

Book value per common share ($)	18.94	17.45	17.13	15.64

Other information
Average total assets ($ millions)	455,539	403,475	350,709	309,374

Number of branches and offices	2,672	2,331	2,191	1,959

Number of employees(7)	69,049	58,113	54,199	46,631

Number of automated banking machines	5,609	5,283	4,937	4,449

(1)	If the increase in the general provision had been charged to income (refer to footnote 1 on page 86), these 1999 financial ratios would have been: return on equity 12.0%, return on assets 0.50%, basic earnings per share $1.14, diluted earnings per share $1.13, dividend payout 38.0% and price-to-earnings multiple 14.3.

(2)	Non-GAAP measure. Refer to non-GAAP measures on page 27.

(3)	Effective November 1, 2007, regulatory capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules.

(4)	Based on guidelines issued by the Superintendent, the Bank’s assets to capital ratio is calculated by dividing adjusted total assets by total regulatory capital.

(5)	Based on the average of the high and low common share price for the year.

(6)	Based on the closing common share price.

(7)	Includes all personnel (part-time stated on a full-time equivalent basis) of the Bank and all of its subsidiaries.

100      2008 Scotiabank Annual Report

2004	2003	2002	2001	2000	1999		1998

2.87	2.38	1.68	2.06	1.83	1.46	(1)	1.32

2.82	2.34	1.65	2.02	1.81	1.45	(1)	1.31

19.9	17.6	13.0	17.3	17.6	15.3	(1)	15.3

56.9	55.9	55.7	54.6	57.3	60.1		61.2

1.02	0.84	0.58	0.76	0.77	0.64	(1)	0.61

2.10	2.16	2.29	2.32	2.21	2.07		2.06

11.5	10.8	9.9	9.3	8.6	8.1		7.2

13.9	13.2	12.7	13.0	12.2	11.9		10.6

13.8	14.4	14.5	13.5	13.7	13.5		14.9

9.9	9.2	8.6	8.1	7.3	6.9		6.0

9.7	8.9	8.3	7.8	7.0	6.7		5.7

40.00	33.70	28.10	25.25	22.83	18.45		22.35

31.08	22.28	21.01	18.65	13.03	14.30		11.40

39.60	32.74	22.94	21.93	21.75	16.80		16.10

1,009	1,011	1,008	1,008	996	989		984

1.10	0.84	0.73	0.62	0.50	0.44		0.40

3.1	3.0	3.0	2.8	2.8	2.7		2.4

13.8	13.8	13.7	10.6	11.9	11.5	(1)	12.2

14.56	13.67	13.39	12.74	11.25	9.74		9.18

283,986	288,513	296,852	271,843	238,664	229,037		213,973

1,871	1,850	1,847	2,005	1,695	1,654		1,741

43,928	43,986	44,633	46,804	40,946	40,894		42,046

4,219	3,918	3,693	3,761	2,669	2,322		2,244

2008 Scotiabank Annual Report      101

Management’s Report on Internal Control over Financial Reporting
The management of The Bank of Nova Scotia (the Bank) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP.
     Management has used the Internal Control — Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Management has evaluated the design and operation of the Bank’s internal control over financial reporting as of October 31, 2008, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.
     KPMG LLP, the independent auditors appointed by the shareholders of the Bank, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued the report below.

Rick Waugh	Luc Vanneste
President and Chief Executive Officer	Executive Vice-President and
Toronto, Canada	Chief Financial Officer

December 2, 2008
Report of Independent Registered Public Accounting Firm
To the Shareholders of The Bank of Nova Scotia
We have audited The Bank of Nova Scotia’s (the “Bank’s”) internal control over financial reporting as of October 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     We also have conducted our audits on the consolidated balance sheets of the Bank as at October 31, 2008 and 2007 and the consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended October 31, 2008 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated December 2, 2008 expressed an unqualified opinion on those consolidated financial statements.
KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada,
December 2, 2008
102     2008 Scotiabank Annual Report

2008 Consolidated Financial Statements

104	Management’s Responsibility for Financial Information

105	Shareholders’ Auditors’ Report

106	Consolidated Balance Sheet

107	Consolidated Statement of Income

108	Consolidated Statement of Changes in Shareholders’ Equity

108	Consolidated Statement of Comprehensive Income

109	Consolidated Statement of Cash Flows

110	Notes to the Consolidated Financial Statements

Consolidated Financial Statements
Management’s Responsibility for Financial Information
The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements also comply with the accounting requirements of the Bank Act.
     The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.
     Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.
     Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.
     The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with, the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.
     The Office of the Superintendent of Financial Institutions, Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.
     The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.
     The Audit and Conduct Review Committee reviews and reports their findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.
     KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial statements of the Bank for each of the years in the three-year period ended October 31, 2008 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinions upon completion of such audits in the following report to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audit, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Rick Waugh	Luc Vanneste
President and Chief Executive Officer	Executive Vice-President
and Chief Financial Officer
Toronto, Canada
December 2, 2008
104     2008 Scotiabank Annual Report

Shareholders’ Auditors’ Report
To the Shareholders of The Bank of Nova Scotia
We have audited the Consolidated Balance Sheets of The Bank of Nova Scotia (the Bank) as at October 31, 2008 and 2007 and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income, and Cash Flows for each of the years in the three-year period ended October 31, 2008. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2008 in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada

December 2, 2008

2008 Scotiabank Annual Report     105

Consolidated Financial Statements
Consolidated Balance Sheet

As at October 31 ($ millions)	2008	2007

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$2,574	$2,138
Interest-bearing deposits with banks	32,318	23,011
Precious metals	2,426	4,046

	37,318	29,195

Securities (Note 3)
Trading	48,292	59,685
Available-for-sale	38,823	28,426
Equity accounted investments	920	724

	88,035	88,835

Securities purchased under resale agreements	19,451	22,542

Loans (Note 4)
Residential mortgages	115,084	102,154
Personal and credit cards	50,719	41,734
Business and government	125,503	85,500

	291,306	229,388
Allowance for credit losses (Note 5 (b))	2,626	2,241

	288,680	227,147

Other
Customers’ liability under acceptances	11,969	11,538
Derivative instruments (Note 27 (d))	44,810	21,960
Land, buildings and equipment (Note 7)	2,688	2,271
Goodwill (Note 8)	2,273	1,134
Other intangible assets (Note 8)	282	273
Other assets (Note 9)	12,119	6,615

	74,141	43,791

	$507,625	$411,510

Liabilities and shareholders’ equity
Deposits (Note 10)
Personal	$118,919	$100,823
Business and government	200,566	161,229
Banks	27,095	26,406

	346,580	288,458

Other
Acceptances	11,969	11,538
Obligations related to securities sold under repurchase agreements	36,506	28,137
Obligations related to securities sold short	11,700	16,039
Derivative instruments (Note 27 (d))	42,811	24,689
Other liabilities (Note 11)	31,063	21,138
Non-controlling interest in subsidiaries	502	497

	134,551	102,038

Subordinated debentures (Note 12)	4,352	1,710

Capital instrument liabilities (Note 13)	500	500

Shareholders’ equity
Capital stock (Note 14)
Preferred shares	2,860	1,635
Common shares	3,829	3,566
Retained earnings	18,549	17,460
Accumulated other comprehensive income (loss) (Note 16)	(3,596)	(3,857)

	21,642	18,804

	$507,625	$411,510

Arthur R.A. Scace	Rick Waugh
Chairman of the Board	President and Chief Executive Officer
Certain comparative amounts have been reclassified to conform with current period presentation.
The accompanying notes are an integral part of these consolidated financial statements.

106     2008 Scotiabank Annual Report

Consolidated Statement of Income

For the year ended October 31 ($ millions)	2008	2007(1)	2006

Interest income
Loans	$15,832	$13,985	$11,575
Securities	4,615	4,680	4,124
Securities purchased under resale agreements	786	1,258	1,102
Deposits with banks	1,083	1,112	881

	22,316	21,035	17,682

Interest expenses
Deposits	12,131	10,850	8,589
Subordinated debentures	166	116	130
Capital instrument liabilities	37	53	53
Other	2,408	2,918	2,502

	14,742	13,937	11,274

Net interest income	7,574	7,098	6,408
Provision for credit losses (Note 5 (b))	630	270	216

Net interest income after provision for credit losses	6,944	6,828	6,192

Other income
Card revenues	397	366	307
Deposit and payment services	862	817	766
Mutual funds	317	296	241
Investment management, brokerage and trust services	760	760	666
Credit fees	579	530	530
Trading revenues	188	450	637
Investment banking	716	737	659
Net gain (loss) on securities, other than trading (Note 3 (c))	(374)	488	371
Other	857	948	623

	4,302	5,392	4,800

Net interest and other income	11,246	12,220	10,992

Non-interest expenses
Salaries and employee benefits(2)	4,109	3,983	3,768
Premises and technology	1,451	1,353	1,214
Communications	326	300	276
Advertising and business development	320	311	232
Professional	227	227	174
Business and capital taxes	116	143	133
Other	747	677	646

	7,296	6,994	6,443

Income before the undernoted	3,950	5,226	4,549
Provision for income taxes (Note 18)	691	1,063	872
Non-controlling interest in net income of subsidiaries	119	118	98

Net income	$3,140	$4,045	$3,579

Preferred dividends paid	107	51	30

Net income available to common shareholders	$3,033	$3,994	$3,549

Average number of common shares outstanding (millions) (Note 20):
Basic	987	989	988
Diluted	993	997	1,001

Earnings per common share (in dollars)(3) (Note 20):
Basic	$3.07	$4.04	$3.59
Diluted	$3.05	$4.01	$3.55
Dividends per common share (in dollars)	$1.92	$1.74	$1.50

(1)	Refer to Note 1 for impact of adopting new accounting policies in 2007 as a result of new accounting standards related to financial instruments.

(2)	Refer to Note 1 for impact of adopting a new accounting policy in 2006 as a result of a new accounting standard related to stock-based compensation for employees eligible to retire before the vesting date.

(3)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these consolidated financial statements.

2008 Scotiabank Annual Report     107

Consolidated Financial Statements
Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2008	2007		2006

Preferred shares (Note 14)
Balance at beginning of year	$1,635	$600		$600
Issued	1,225	1,035		—

Balance at end of year	2,860	1,635		600

Common shares (Note 14)
Balance at beginning of year	3,566	3,425		3,316
Issued	266	184		135
Purchased for cancellation	(3)	(43)		(26)

Balance at end of year	3,829	3,566		3,425

Retained earnings
Balance at beginning of year	17,460	15,843		14,126
Cumulative effect of adopting new accounting policies	—	(61	)(1)	(25	)(2)

	17,460	15,782		14,101
Net income	3,140	4,045		3,579
Dividends: Preferred	(107)	(51)		(30)
Common	(1,896)	(1,720)		(1,483)
Purchase of shares	(37)	(586)		(324)
Other	(11)	(10)		—

Balance at end of year	18,549	17,460		15,843

Accumulated other comprehensive income (loss)(1)
Balance at beginning of year	(3,857)	(2,321)		(1,961)
Cumulative effect of adopting new accounting policies	—	683		—
Other comprehensive income (loss) (Note 16)	261	(2,219)		(360)

Balance at end of year	(3,596)	(3,857)		(2,321)

Total shareholders’ equity at end of year	$21,642	$18,804		$17,547

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2008	2007	2006

Comprehensive income
Net income	$3,140	$4,045	$3,579

Other comprehensive income (loss), net of income taxes (Note 16):
Net change in unrealized foreign currency translation losses	2,368	(2,228)	(360)
Net change in unrealized gains (losses) on available-for-sale securities	(1,588)	(67)	—
Net change in gains (losses) on derivative instruments designated as cash flow hedges	(519)	76	—

Other comprehensive income (loss)	261	(2,219)	(360)

Comprehensive income	$3,401	$1,826	$3,219

(1)	Refer to Note 1 for impact of new accounting policies as a result of new accounting standards related to financial instruments.

(2)	Represents the cumulative effect of adopting a new accounting policy as a result of a new accounting standard related to stock-based compensation for employees eligible to retire before the vesting date [refer to Note 1, Stock-based compensation].
The accompanying notes are an integral part of these consolidated financial statements.

108     2008 Scotiabank Annual Report

Consolidated Statement of Cash Flows

Sources (uses) of cash flows
For the year ended October 31 ($ millions)	2008	2007	2006

Cash flows from operating activities
Net income	$3,140	$4,045	$3,579
Adjustments to determine net cash flows from (used in) operating activities:
Depreciation and amortization	291	267	230
Provision for credit losses	630	270	216
Future income taxes	(367)	(106)	(178)
Net gain (loss) on securities, other than trading(1)	374	(488)	(371)
Net accrued interest receivable and payable	60	18	221
Trading securities	13,721	334	(13,042)
Derivative assets	(15,292)	(13,616)	222
Derivative liabilities	11,202	14,548	446
Other, net	6,353	(3,261)	2,713

	20,112	2,011	(5,964)

Cash flows from financing activities
Deposits	28,106	41,746	44,014
Obligations related to securities sold under repurchase agreements	6,913	(3,858)	8,245
Obligations related to securities sold short	(5,020)	3,848	2,190
Subordinated debentures issued	3,144	—	—
Subordinated debentures redemptions/repayments	(691)	(500)	(300)
Capital instrument liabilities redemptions/repayments	—	(250)	—
Preferred shares issued	1,225	1,035	—
Common shares issued	234	112	118
Common shares redeemed/purchased for cancellation	(40)	(629)	(350)
Cash dividends paid	(2,003)	(1,771)	(1,513)
Other, net	(101)	3,391	684

	31,767	43,124	53,088

Cash flows from investing activities
Interest-bearing deposits with banks	(5,052)	(7,087)	(1,664)
Securities purchased under resale agreements	3,793	1,897	(5,633)
Loans, excluding securitizations	(47,483)	(42,028)	(31,978)
Loan securitizations	5,121	3,756	2,514
Securities, other than trading(1)
Purchases	(41,444)	(32,133)	(41,326)
Maturities	16,842	14,015	18,011
Sales	19,346	17,267	15,146
Land, buildings and equipment, net of disposals	(464)	(317)	(256)
Other, net(2)	(2,399)	(390)	(2,099)

	(51,740)	(45,020)	(47,285)

Effect of exchange rate changes on cash and cash equivalents	297	(257)	(60)

Net change in cash and cash equivalents	436	(142)	(221)
Cash and cash equivalents at beginning of year	2,138	2,280	2,501

Cash and cash equivalents at end of year(3)	$2,574	$2,138	$2,280

Cash disbursements made for:
Interest	$14,544	$13,625	$10,559
Income taxes	$1,212	$905	$1,012

Certain comparative amounts have been reclassified to conform with current period presentation.

(1)	Prior to November 1, 2006, this related to securities classified as investment securities. Refer to Note 1 for further details.

(2)	Comprises investments in subsidiaries and business units, and the purchase of assets related to these investments, which are net of non-cash consideration consisting of common shares issued from treasury of nil (2007 — $36; 2006 — $1) and net of cash and cash equivalents at the date of acquisition of $37 (2007 — $6; 2006 — $167).

(3)	Represents cash and non-interest-bearing deposits with banks.
The accompanying notes are an integral part of these consolidated financial statements.

2008 Scotiabank Annual Report     109

Notes to the 2008 Consolidated Financial Statements

Page	Note
111	1.	Significant accounting policies
116	2.	Future accounting changes
116	3.	Securities
118	4.	Loans
119	5.	Impaired loans and allowance for credit losses
120	6.	Variable interest entities
121	7.	Land, buildings and equipment
121	8.	Goodwill and other intangible assets
121	9.	Other assets
122	10.	Deposits
122	11.	Other liabilities
123	12.	Subordinated debentures
123	13.	Capital instrument liabilities, trust securities and trust subordinated notes
125	14.	Capital stock
127	15.	Capital management
128	16.	Accumulated other comprehensive income (loss)
129	17.	Stock-based compensation
131	18.	Corporate income taxes
132	19.	Employee future benefits
134	20.	Earnings per common share
134	21.	Related party transactions
134	22.	Segmented results of operations
137	23.	Guarantees, commitments and contingent liabilities
139	24.	Financial instruments — risk management
148	25.	Financial instruments — fair value
149	26.	Items designated as trading
149	27.	Derivative instruments
153	28.	Acquisitions
154	29.	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)

110 2008 SCOTIABANK ANNUAL REPORT

Significant accounting policies
The consolidated financial statements of The Bank of Nova Scotia (the Bank) have been prepared in accordance with Section 308 of the Bank Act which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada (the Superintendent), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of the Superintendent, are summarized on the following pages. These accounting policies conform, in all material respects, to Canadian GAAP. In addition, Note 29 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, pensions and other employee future benefits, other-than-temporary impairment of available-for-sale securities and determination of the primary beneficiary of a variable interest entity (VIE). Actual results could differ from these and other estimates.
     Certain comparative amounts have been reclassified to conform with current year presentation.
Changes in Accounting Standards
Reclassification of Financial Assets
On October 24, 2008, the CICA issued amendments to the accounting standard on Financial Instruments — Recognition and Measurement. The amendments permit the reclassification of non-derivative financial assets out of the held-for-trading category under rare circumstances. For the period ended October 31, 2008, the Bank is permitted to retrospectively reclassify items from August 1, 2008. Any future reclassifications would need to be applied prospectively. In accordance with these amendments, the Bank reclassified specified assets out of trading securities to available-for-sale securities effective August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. If these reclassifications of bond assets and preferred shares had not been made, the Bank would have recorded a pre-tax loss of $26 million and $10 million, respectively, during the fourth quarter relating to fair value movements on these assets subsequent to August 1, 2008. Due to the reclassifications, these amounts have been recorded in other comprehensive income for the period ended October 31, 2008. As of the reclassification date, the weighted average effective interest rate on the reclassified bond asset portfolio was 4.0%, with expected recoverable cash flows of $366 million.
Capital Disclosures
The CICA has issued a new accounting standard that establishes requirements for Capital Disclosures. This was effective for the Bank commencing November 1, 2007 and requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what is considered capital and whether an entity has complied with any capital requirements and consequences of non-compliance with such capital requirements.
Financial Instruments Disclosures
The CICA has issued two new accounting standards on Financial Instruments that revise and enhance the current disclosure requirements but do not change the existing presentation requirements for financial instruments. These new standards were effective for the Bank commencing November 1, 2007. The new disclosures provide additional information on the nature and extent of risks arising from financial instruments to which the Bank is exposed and how it manages those risks.
Prior Year Changes in Accounting Policies
Commencing November 1, 2006, the Bank adopted three new accounting standards: (i) Financial Instruments — Recognition and Measurement, (ii) Hedges and (iii) Comprehensive Income. The new standards require all financial assets and financial liabilities to be carried at fair value in the Consolidated Balance Sheet, except the following, which are carried at amortized cost unless designated as held for trading upon initial recognition: loans and receivables, securities designated as held-to-maturity and non-trading financial liabilities. The methods used by the Bank in determining the fair value of financial instruments were unchanged as a result of implementing these new accounting standards.
     The main requirements of the standards and the related accounting policies subsequently adopted by the Bank are discussed in the following paragraphs.
     Prior periods have not been restated as a result of implementing the new accounting standards, except that unrealized foreign currency translation gains/losses on net investments in self-sustaining operations were reclassified to accumulated other comprehensive income (loss).
     As a result of these changes, the Bank recorded a net reduction of $61 million (net of income tax benefit of $31 million) to opening retained earnings in 2007. This transition impact arose primarily from recognizing in retained earnings the deferred gains and losses relating to certain previously discontinued hedges. The adoption of these new accounting policies did not have a material impact on the Bank’s results of operations for fiscal 2007.
Basis of consolidation
The consolidated financial statements include the assets, liabilities, results of operations and cash flows of the Bank and all of its subsidiaries after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations controlled by the Bank, which are normally corporations in which the Bank owns more than 50% of the voting shares.
     Investments where the Bank has significant influence, which is normally evidenced by direct or indirect ownership of between 20% and 50% of the voting shares, are accounted for using the equity method and are recorded as equity accounted investments in the Consolidated Balance Sheet. The Bank’s share of earnings of such corporations is included in interest income — securities or other income, as appropriate, in the Consolidated Statement of Income.
     The Bank consolidates variable interest entities (VIEs) when it is the primary beneficiary of the VIEs. An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest. The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses, expected residual returns, or both.
     Investments in VIEs where the Bank has significant influence, but where the Bank is not the primary beneficiary, are accounted for using the equity method.
Translation of foreign currencies
Foreign currency monetary assets and liabilities of the Bank’s integrated foreign operations and all foreign currency denominated assets and liabilities of its self-sustaining foreign operations are translated into Canadian dollars

2008 Scotiabank Annual Report     111

Consolidated Financial Statements
at rates prevailing at the end of the financial period. Foreign currency non-monetary assets and liabilities of the Bank’s integrated foreign operations are translated into Canadian dollars at historical rates.
     Unrealized gains and losses arising upon translation of net foreign currency investment positions in self-sustaining operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in the Consolidated Statement of Comprehensive Income. Upon sale, reduction or substantial liquidation of an investment position, the previously recorded net unrealized gains or losses thereon in accumulated other comprehensive income are reclassified to the Consolidated Statement of Income.
     Translation gains and losses arising in the Bank’s integrated foreign operations, as well as those arising from self-sustaining foreign operations in highly inflationary environments, if any, are included in other income — trading revenues in the Consolidated Statement of Income.
     Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank’s integrated foreign operations, which are translated using historical rates.
     Unrealized foreign currency translation gains and losses arising from available-for-sale financial assets are included in other comprehensive income as unrealized gains/losses on available-for-sale securities until realized, at which time they are reclassified from accumulated other comprehensive income to the Consolidated Statement of Income. Prior to fiscal 2007, unrealized foreign currency gains or losses relating to monetary investment securities were recorded in net income.
Precious metals
Precious metals are carried at fair value and are included in cash resources in the Consolidated Balance Sheet. The liability arising from outstanding certificates is also carried at fair value and included in other liabilities in the Consolidated Balance Sheet.
Securities
Commencing November 1, 2006, securities are categorized as trading, available-for-sale, held-to-maturity or equity accounted investments. At that date the Bank designated all non-trading debt and equity securities as available-for-sale. Available-for-sale securities are generally held for liquidity and longer term investment purposes. These securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. Available-for-sale equity securities that do not have a quoted market price in an active market, are recorded at cost, as fair values are not reliably measurable.
     Premiums, discounts and related transaction costs on available-for-sale debt securities are amortized over the expected life of the instrument to interest income — securities in the Consolidated Statement of Income using the effective interest method. When there has been a decline in value of debt or equity securities that is other than temporary, the carrying value of the securities is reduced to fair value. Such reductions, if any, together with realized gains and losses on disposals, which are determined on an average cost basis, are reclassified from other comprehensive income and included in other income — net gain (loss) on securities, other than trading in the Consolidated Statement of Income.
     Trading securities are intended to be held for a short period of time and are carried at fair value. Gains and losses realized on disposal and unrealized gains and losses due to market fluctuations are included in other income — trading revenues in the Consolidated Statement of Income. Where trading securities are used to manage the volatility of stock-based compensation, gains and losses realized on disposal and adjustments to fair value are included in non-interest expense — salaries and employee benefits in the Consolidated Statement of Income.
     The Bank accounts for the purchase and sale of securities using settlement date accounting for purposes of the Consolidated Balance Sheet and the Consolidated Statement of Income.
     Prior to fiscal 2007, securities that were not classified as trading or equity accounted investments were classified as investment securities. Investment securities were carried at cost or amortized cost. Premiums, discounts and related transaction costs on debt securities held in the investment account were amortized to interest income — securities in the Consolidated Statement of Income over the life of the instrument. When there was a decline in value of debt or equity securities that was other than temporary, the carrying value of the security was reduced to its net realizable value. The change in accounting policy related to other-than temporary impairment was not material. There was no change in the accounting for trading securities.
Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements
The purchase and sale of securities under resale and repurchase agreements are accounted for as collateralized lending and borrowing transactions and are recorded at cost. The related interest income and interest expense are recorded on an accrual basis.
Obligations related to securities sold short
The Bank’s obligation to deliver securities sold that were not owned at the time of sale is recorded at fair value. Realized and unrealized gains and losses are recorded in other income — trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense in the Consolidated Statement of Income.
Transactions costs
The transaction costs relating to non-trading financial assets and non-trading financial liabilities are capitalized and, where applicable, these amounts are recognized in net interest income over the expected life of the instrument using the effective interest method.
Loans
Loans are stated net of any unearned income and of an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans. Accrued interest is included in other assets in the Consolidated Balance Sheet. Loans are accounted for at amortized cost, except those designated as trading which are carried at fair value. Loan origination costs are deferred and amortized into income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage. Loan syndication fees are included in credit fees in other income when the syndication is completed.
     A loan is classified as impaired when, in management’s opinion, there has been a deterioration in credit quality to the extent that there no longer is reasonable assurance of timely collection of the full amount of principal and interest. If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.

112     2008 Scotiabank Annual Report

     When a loan is classified as impaired, recognition of interest ceases. Interest received on impaired loans is credited to the carrying value of the loan.
     Loans are generally returned to accrual status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current.
     Foreclosed assets meeting specified criteria are considered to be held for sale and are recorded at fair value less costs to sell. If the specified criteria are not met, the asset is considered to be held for use, measured initially at fair value and accounted for in the same manner as a similar asset acquired in the normal course of business.
Allowance for credit losses
The Bank maintains an allowance for credit losses which, in management’s opinion, is adequate to absorb all incurred credit-related losses in its portfolio of the following on-and off-balance sheet items: deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. The allowance for credit losses consists of specific allowances and a general allowance which are reviewed on a regular basis. Full or partial write-offs of loans are generally recorded when management believes there is no realistic prospect of full recovery. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses.
Specific allowances
Specific allowances, except those relating to credit card loans, residential mortgages and most personal loans, are determined on an item-by-item basis and reflect the associated estimated credit loss. In the case of loans, the specific allowance is the amount that is required to reduce the carrying value of an impaired loan to its estimated realizable amount. Generally, the estimated realizable amount is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be measured with reasonable reliability, either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or the observable market price for the loan is used to measure the estimated realizable amount. The change in the present value attributable to the passage of time on the expected future cash flows is reported as a reduction of the provision for credit losses in the Consolidated Statement of Income. Specific allowances for credit card loans, residential mortgages and most personal loans are calculated using a formula method taking into account recent loss experience. The allowance for credit losses against on-balance sheet items is reflected as a reduction of the related asset category, and allowances relating to off-balance sheet items are included in other liabilities in the Consolidated Balance Sheet.
General allowance
The general allowance is established against the loan portfolio in respect of the Bank’s core business lines where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.
     The general allowance for business and government loans is underpinned by a risk rating process in which internal risk ratings are assigned at the time of loan origination, monitored on an ongoing basis, and adjusted to reflect changes in underlying credit risk. With the internal risk ratings as the foundation, the allowance is initially calculated through the application of migration and default statistics by risk rating, loss severity in the event of default, and exposure at default patterns within each of the business line portfolios. Based upon recent observable data, senior management forms a judgement whether adjustments are necessary to the initially calculated (quantitative) allowance and the amount of any such adjustments. In making this judgement, management considers observable factors such as economic trends and business conditions, portfolio concentrations, and trends in volumes and severity of delinquencies.
     For mortgage portfolios, expected losses are estimated through analysis of historical loss migration and write-off trends.
     The level of the general allowance is re-assessed quarterly and may fluctuate as a result of changes in portfolio volumes, concentrations and risk profile; analysis of evolving trends in probability of loss, severity of loss and exposure at default factors; and management’s current assessment of factors that may have affected the condition of the portfolio.
     While the total general allowance is established through a step-by-step process that considers risk arising from specific segments of the portfolio, the resulting total general allowance is available to absorb all incurred losses in the loan portfolio for which there has been no specific provision.
     The general allowance for credit losses is recorded as a reduction of loans in the Consolidated Balance Sheet.
Sales of loans
Transfers of loans to unrelated parties are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. If these criteria are not satisfied, then the transfers are treated as financing transactions. If treated as sales, the loans are removed from the Consolidated Balance Sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management’s best estimates of key assumptions such as expected losses, prepayments and discount rates commensurate with the risks involved, or sales of similar assets. Where the Bank continues to service the loans sold, a servicing liability or asset is recognized and amortized over the servicing period as servicing fees.
     Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that the Bank would not recover substantially all of its recorded investment are classified in available-for-sale securities in the Consolidated Balance Sheet. Such retained interests are tested regularly for other-than-temporary impairment and, if required, the retained interest’s carrying value is reduced to fair value by a charge to other income — net gain (loss) on securities, other than trading in the Consolidated Statement of Income. Other retained interests are classified and accounted for as loans.
     For securitizations of loans, gains and losses on sale and servicing fee revenues are reported in other income — other in the Consolidated Statement of Income. Where a servicing liability or asset is recognized, the amount is recorded in other liabilities or other assets in the Consolidated Balance Sheet.
     For the sale of performing loans (other than by way of securitization), which is one of the Bank’s credit risk management strategies, gains and losses are reported in other income — other. Gains and losses on sales of impaired loans are reported in the provision for credit losses in the Consolidated Statement of Income.
Acceptances
The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in other income — credit fees in the Consolidated Statement of Income.

2008 Scotiabank Annual Report     113

Consolidated Financial Statements
Land, buildings and equipment
Land is carried at cost. Buildings, equipment and computer software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset as follows: buildings — 40 years, equipment and computer software — 3 to 10 years, and leasehold improvements — term of lease.
     The Bank performs impairment testing on its long-lived assets when events or changes in circumstance indicate that an asset’s carrying value may not be recoverable. The asset is written down to fair value when the carrying value of the asset exceeds the projected future undiscounted cash flows.
     Net gains and losses on disposal are included in other income —other, in the Consolidated Statement of Income, in the year of disposal.
Goodwill and other intangible assets
Goodwill is the excess of the purchase price paid over the fair value of the net assets purchased in the acquisition of a subsidiary or a VIE that is a business where the Bank is the primary beneficiary.
     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities.
     Intangible assets, other than goodwill, which do not have indefinite useful lives are amortized on a straight-line basis over their useful lives not exceeding 20 years. These intangible assets are subject to an impairment test when events and circumstances indicate the carrying amounts may not be recoverable. The amortization of intangible assets is recorded in other non-interest expenses in the Consolidated Statement of Income.
Capital instrument liabilities
Capital instruments that must or can be settled by issuing a variable number of the issuer’s own equity instruments are required to be presented as liabilities rather than as equity. These instruments are classified as either deposit liabilities or capital instrument liabilities in the Consolidated Balance Sheet, with the disbursements recorded in interest expense.
Corporate income taxes
The Bank follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period in which the tax change was enacted or substantively enacted.
     Future tax assets and liabilities are included in other assets and other liabilities in the Consolidated Balance Sheet.
Derivative instruments
Derivative instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.
     The Bank enters into these derivative contracts for trading purposes, as well as to manage its exposures. Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate trading income. Derivative instruments designated as “asset/liability management” (non-trading) are those used to manage the Bank’s interest rate, foreign currency and other exposures. These include instruments that meet specified criteria to be designated as hedges for accounting purposes.
     All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Balance Sheet [refer to Note 27]. The determination of the fair value of derivatives includes consideration, on a portfolio basis, of customer credit risk and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract, or until the valuation inputs become observable.
     The gains and losses resulting from changes in fair values of trading derivatives are included in other income — trading revenues in the Consolidated Statement of Income.
     The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions. This process includes linking these derivatives to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Bank also formally assesses both at the hedge’s inception and on an ongoing basis whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.
     There are three main types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges. Effective November 1, 2006, for fair value hedges, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include debt securities, loans, deposit liabilities and subordinated debentures.
     Effective November 1, 2006, for cash flow hedges, the change in fair value of the hedging derivative is recorded in other comprehensive income, to the extent it is effective, until the hedged item affects the Consolidated Statement of Income. The Bank utilizes cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate.
     Effective November 1, 2006, for net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from self sustaining foreign operations are recognized in income.
     Commencing November 1, 2006, hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. When either a fair value hedge or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized. If a designated hedge is no longer effective, the associated derivative instrument is subsequently carried at fair value without any offset from the hedged item.
     For all periods presented, changes in the fair value of asset/liability management derivatives that do not qualify for hedge accounting are carried at fair value in the Consolidated Balance Sheet, and subsequent changes in their fair value recorded in the Consolidated Statement of Income as follows: interest-related contracts in net interest income; options used in managing non-trading securities in net gain (loss) on securities,

114     2008 Scotiabank Annual Report

other than trading; and other derivative contracts in other income — other. Where derivative instruments are used to manage the volatility of stock-based compensation, these derivatives are carried at fair value with changes in the fair value included in salaries and employee expense, in the Consolidated Statement of Income.
     Prior to fiscal 2007, asset/liability management derivatives which met hedge accounting criteria were accounted for on an accrual basis. Income and expenses on derivative instruments designated and qualifying as hedges were recognized in the Consolidated Statement of Income in the same period as the related hedged item. The criteria specifying when a derivative instrument may be accounted for as a hedge did not change substantially. When a hedging relationship was discontinued, the associated derivative instrument was subsequently carried at fair value and any previously deferred income or expenses were carried forward for recognition in the Consolidated Statement of Income in the same period as the related hedged item. Hedge ineffectiveness was generally recognized in the Consolidated Statement of Income over the life of the hedging relationship. Inception gains and losses were recognized on all trading and non-trading derivatives that did not qualify for hedge accounting.
Embedded derivatives were not recognized separately at fair value other than certain derivatives embedded in equity-linked contracts.
Employee future benefits
The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are generally based on an employee’s length of service and the final five years’ average salary. Other future benefits provided include post-retirement health care, dental care and life insurance, along with post-employment benefits and compensated absences.
     The cost of these employee future benefits is actuarially determined each year using the projected benefit method prorated on service. The calculation uses management’s best estimate of a number of assumptions — including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on market conditions as at the calculation date. The expected return on plan assets is generally based on a market-related value of plan assets, where gains or losses on equity investments are recognized over three years; fixed income investments are recognized at market value. The Bank’s main pension plan uses a measurement date of August 31, while the other principal employee future benefit plans use a July 31 date.
     Past service costs, from plan amendments that impact previously earned employee benefits, are amortized on a straight-line basis over the estimated average remaining period to full benefit eligibility for active employees. For the Bank’s principal pension plans, these periods range from 10 to 22 years. For principal other benefit plans, these periods range from 9 to 27 years. If the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal pension plans and principal other benefit plans, these periods range from 10 to 22 years and from 9 to 27 years, respectively. A pension valuation allowance is recognized if the prepaid benefit expense (the cumulative difference between pension income/expense and funding contributions) is more than the Bank’s expected future benefit.
     The cumulative difference between pension income/expense and funding contributions is included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet. The difference between other future benefits expense and payments to qualified plan members is included in other assets and other liabilities in the Consolidated Balance Sheet.
     Certain employees outside of Canada participate in defined contribution pension plans. The costs for such plans are equal to Bank contributions made to employees’ accounts during the year.
Stock-based compensation
The Bank has stock option plans and other stock-based compensation plans for certain eligible employees and non-officer directors that are described more fully in Note 17.
     Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. Options with Tandem SARs are awards that may call for settlement in cash and, therefore, are recorded in other liabilities in the Consolidated Balance Sheet. Changes in this liability which arise from fluctuations in the market price of the Bank’s common shares are recorded in salaries and employee benefits expense in the Consolidated Statement of Income on a graded vesting basis. If an employee chooses to exercise the option, thereby cancelling the Tandem SAR, both the exercise price and the accrued liability are credited to common shares in the Consolidated Balance Sheet.
     The Bank’s other stock-based compensation plans are accounted for in a similar manner as stock options with Tandem SAR features, except that other stock-based compensation expense is recognized evenly over an applicable vesting period.
     Effective in fiscal 2006, for Stock Appreciation Rights (SARs), including Tandem SARs and other stock-based compensation, the Bank recognizes i) the compensation costs attributable to stock-based compensation awards granted to employees who are eligible to retire on the grant date immediately on the grant date; and ii) compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period over the time-frame between the grant date and the date of retirement eligibility.
     Stock options granted after November 1, 2002, to non-officer directors do not have Tandem SAR features. These are expensed using a fair-value-based method (Black-Scholes pricing model) and recorded in other non-interest expenses in the Consolidated Statement of Income with a corresponding credit to contributed surplus in the Consolidated Balance Sheet.
     For stock options granted prior to November 1, 2002, the Bank accounts for these options using the intrinsic method. Under this method, the Bank does not recognize any compensation expense, since the exercise price was set at an amount equal to the closing price on the day prior to the grant of the stock options. When these stock options are exercised, the proceeds received by the Bank are credited to common shares in the Consolidated Balance Sheet.
     Prior to the third quarter of fiscal 2006, the Bank recognized the cost of stock-based compensation awards over the vesting period of the award. In the third quarter of fiscal 2006, the Bank early adopted the provisions of new accounting guidance requiring stock-based compensation to eligible-to-retire employees to be accounted for as described above, and recorded an adjustment of $25 million (net of income taxes of $13 million) to opening fiscal 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy. The fiscal 2006 income statement effect of adopting this change in policy was an increase in net income of $6 million (net of a provision for income taxes of $3 million).
Guarantees
A liability is recorded for the fair value of the obligation assumed at the inception of certain guarantees. The guarantees affected include standby letters of credit, letters of guarantee, credit enhancements and other similar contracts. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset.

2008 Scotiabank Annual Report     115

Consolidated Financial Statements

Future accounting changes
The following summarizes future accounting changes that will be relevant to the Bank’s consolidated financial statements subsequent to October 31, 2008.
International Financial Reporting Standards (IFRS)
In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that profit-oriented publicly accountable enterprises will be required to adopt International Financial Reporting Standards. IFRS will replace current Canadian GAAP for those enterprises. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011, including the preparation and reporting of one year of comparative figures. The Bank is currently in the process of evaluating the impacts and implications from its conversion to IFRS.

Securities
(a) An analysis of the carrying value of securities is as follows:

	Remaining term to maturity						2008	2007
					No
	Within	Three to	One to	Over	specific		Carrying	Carrying
As at October 31 ($ millions)	3 months	12 months	5 years	5 years	maturity		value	value

Trading securities:
Canadian federal government debt	$584	$1,730	$4,786	$3,842	$—		$10,942	$7,617
Canadian provincial and municipal debt	474	110	1,080	3,560	—		5,224	6,197
U.S. treasury and other U.S. agencies’ debt	19	1,516	960	938	—		3,433	334
Other foreign governments’ debt	109	275	1,353	393	—		2,130	4,977
Common shares	—	—	—	—	19,103		19,103	31,616
Other	2,166	1,379	2,638	1,094	183		7,460	8,944

Total	3,352	5,010	10,817	9,827	19,286		48,292	59,685

Available-for-sale securities:
Canadian federal government debt(1)	192	98	9,600	3	—		9,893	5,035
Canadian provincial and municipal debt	—	—	—	14	—		14	316
U.S. treasury and other U.S. agencies’ debt	185	401	745	845	—		2,176	2,172
Other foreign governments’ debt	967	748	1,530	3,840	—		7,085	5,533
Bonds of designated emerging markets	—	2	1	466	—		469	634
Other debt(2)	515	893	7,197	7,370	—		15,975	11,472
Preferred shares(2)	—	—	—	—	539	(3)	539	549
Common shares	—	—	—	—	2,672		2,672	2,715

Total	1,859	2,142	19,073	12,538	3,211		38,823	28,426

Equity accounted investments:					920	(4)	920	724

Total securities	$5,211	$7,152	$29,890	$22,365	$23,417		$88,035	$88,835

Total by currency (in Canadian equivalent):
Canadian dollar	$2,624	$4,355	$17,334	$10,055	$16,823		$51,191	$56,405
U.S. dollar	533	1,229	8,473	7,842	5,601		23,678	21,063
Mexican peso	955	453	1,675	918	111		4,112	5,447
Other currencies	1,099	1,115	2,408	3,550	882		9,054	5,920

Total securities	$5,211	$7,152	$29,890	$22,365	$23,417		$88,035	$88,835

(1)	Includes securities retained by the Bank in connection with its mortgage securitizations. The outstanding balance of these mortgage-backed securities is $6,054 (2007 — $4,375) [refer to Note 4 (b)].

(2)	Includes $277 million of bond assets and $81 million of preferred shares as at October 31, 2008 which were reclassified from trading securities to available-for-sale securities pursuant to recent amendments to Canadian standards. Refer to Note 1 for further details.

(3)	Although these securities have no stated term, most provide the Bank with various means to retract or dispose of these shares on earlier dates.

(4)	Equity accounted investments have no stated term, and as a result, have been classified in the “No specific maturity” column.

116     2008 Scotiabank Annual Report

(b) An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	2008				2007
		Gross	Gross			Gross	Gross
		unrealized	unrealized	Fair		unrealized	unrealized	Fair
As at October 31 ($ millions)	Cost(1)	gains	losses	value	Cost(1)	gains	losses	value

Canadian federal government debt	$9,662	$232	$1	$9,893	$5,062	$10	$37	$5,035
Canadian provincial and municipal debt	14	—	—	14	316	—	—	316
U.S. treasury and other U.S. agencies’ debt	2,178	12	14	2,176	2,166	8	2	2,172
Other foreign governments’ debt	6,983	226	124	7,085	5,281	322	70	5,533
Bonds of designated emerging markets	334	140	5	469	357	277	—	634
Other debt	17,398	69	1,492	15,975	11,464	67	59	11,472
Preferred shares	598	5	64	539	535	24	10	549
Common shares	2,884	134	346	2,672	2,273	475	33	2,715

Total available-for-sale securities	$40,051	$818	$2,046	$38,823	$27,454	$1,183	$211	$28,426

(1)	Cost for debt securities is amortized cost.
The net unrealized gain(loss) on available-for-sale securities of ($1,228) million (2007 — $972 million) increases to a net unrealized gain/(loss) of ($1,320) million (2007 — increases to $977 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account. The net unrealized gain (loss) on available-for-sale securities is recorded in accumulated other comprehensive income.
(c) An analysis of net gain (loss) on securities, other than trading(1) is as follows:

For the year ended October 31 ($ millions)	2008	2007	2006

Realized gains	$666	$708	$476
Realized losses and impairment writedowns	1,040	220	105

Net gain (loss) on securities, other than trading	$(374)	$488	$371

(1)	Commencing November 1, 2006, these securities relate to available-for-sale securities and equity accounted investments. Prior to November 1, 2006, this related to securities classified as investment securities and equity accounted investments. Refer to Note 1 for further details.
Net gains realized on available-for-sale equity securities which did not have a quoted market price were $69 million for the year ended October 31, 2008 (2007 — $293 million).
(d) The following table presents securities with continuous unrealized losses for periods less than and greater than 12 months:

	Available-for-sale securities with continuous unrealized losses as at October 31, 2008
	Less Than 12 Months			12 Months or Greater			Total
		Fair	Unrealized		Fair	Unrealized		Fair	Unrealized
($ millions)	Cost	Value	Losses	Cost	Value	Losses	Cost	Value	Losses

Canadian federal government debt	$299	$298	$1	$—	$—	$—	$299	$298	$1
Canadian provincial and municipal debt	12	12	—	—	—	—	12	12	—
U.S. treasury and other U.S. agencies’ debt	848	835	13	8	7	1	856	842	14
Other foreign governments’ debt	2,402	2,325	77	558	511	47	2,960	2,836	124
Bonds of designated emerging market	85	80	5	—	—	—	85	80	5
Other debt	13,860	12,610	1,250	1,537	1,295	242	15,397	13,905	1,492
Preferred shares	470	416	54	60	50	10	530	466	64
Common shares	1,007	713	294	320	268	52	1,327	981	346

Total	$18,983	$17,289	$1,694	$2,483	$2,131	$352	$21,466	$19,420	$2,046

As at October 31, 2008, the cost of 1,208 available-for-sale securities exceeded their fair value by $2,046 million. This unrealized loss is recorded in Accumulated Other Comprehensive Income as part of unrealized gains (losses) on available-for-sale securities. Of the 1,208 securities, 227 have been in an unrealized loss position continuously for more than a year, amounting to an unrealized loss of $352 million. The unrealized losses on the debt instruments arose primarily from an increase in credit spreads. Based on factors including underlying credit of the issuers and the over-collateralization provided on certain of these debt securities, the Bank expects that future interest and principal payments will continue to be received on a timely basis. The Bank holds a diversified portfolio of available-for-sale equities. For equity investments, the significant portion of unrealized losses arose during the latter part of fiscal 2008 reflecting the current market environment, timing of the market prices or investment-specific business environment factors. Since the Bank has the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity for debt securities, these unrealized losses are considered temporary in nature.
     The Bank conducts a quarterly review to identify and evaluate investments that show indications of impairment. An investment is considered impaired if its fair value falls below its cost, and a write-down is recorded when the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer, and the ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

2008 Scotiabank Annual Report     117

Consolidated Financial Statements

Loans
(a) Loans outstanding
The Bank’s loans, net of unearned income and the allowance for credit losses in respect of loans, are as follows(1):

As at October 31 ($ millions)	2008	2007

Canada:
Residential mortgages	$102,326	$94,085
Personal and credit cards	41,386	35,436
Business and government	34,749	29,100

	178,461	158,621

United States:
Business, government and other	25,842	17,407

Mexico:
Residential mortgages	3,092	2,579
Personal and credit cards	2,132	1,836
Business and government	6,262	4,566

	11,486	8,981

Other International:
Residential mortgages	9,666	5,490
Personal and credit cards	7,201	4,462
Business and government	58,650	34,427

	75,517	44,379

	291,306	229,388
Less: allowance for credit losses	2,626	2,241

Total(2)	$288,680	$227,147

(1)	Geographic segmentation of assets is based upon the location of the ultimate risk of the underlying assets.

(2)	Loans denominated in U.S. dollars amount to $71,532 (2007 — $42,032), loans denominated in Mexican pesos amount to $8,821 (2007 — $7,007) and loans denominated in other foreign currencies amount to $35,669 (2007 — $22,591).
(b) Sales of loans through securitizations
The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The gain on sale of the mortgages resulting from these securitizations, before issuance costs, is recognized in other income — other in the Consolidated Statement of Income. The key weighted-average assumptions used to measure fair value at the dates of securitization were a prepayment rate of 20% (2007 — 20.0%; 2006 —16.0%), an excess spread of 1.4% (2007 — 0.8%; 2006 — 0.9%), and a discount rate of 3.9% (2007 — 4.5%; 2006 — 4.3%). No credit losses are expected as the mortgages are insured. The following table summarizes the Bank’s sales.

For the year ended October 31 ($ millions)	2008	2007	2006

Net cash proceeds(1)	$5,121	$3,756	$2,514
Retained interest	165	98	67
Retained servicing liability	(30)	(27)	(18)

	5,256	3,827	2,563
Residential mortgages securitized	5,174	3,827	2,551

Net gain on sale	$82	$—	$12

(1)	Excludes insured mortgages which were securitized and retained by the Bank during the year of $3,885 (2007 — $2,983; 2006 — $1,206). These assets are classified as available-for-sale securities (investment securities in 2006) and have an outstanding balance of $6,054 (2007 — $4,375; 2006 — $2,116) [refer to Note 3].
The key assumptions used in measuring the fair value of the retained interests for mortgages securitized and the sensitivity of the current fair value of retained interests to a 10% and 20% adverse change to these assumptions are as follows:

As at October 31 ($ millions)	2008	2007

Fair value of the retained interest ($)	302	229
Weighted average life (in years)	4	4

Prepayment rate (%)	17.3	16.3
Impact on fair value of a 10% adverse change ($)	(7)	(5)
Impact on fair value of a 20% adverse change ($)	(14)	(9)

Residual cash flow annual discount rate (%)	2.2 - 4.0	4.5-5.7
Impact on fair value of a 10% adverse change ($)	(2)	(2)
Impact on fair value of a 20% adverse change ($)	(3)	(4)

Excess spread (%)	1.2	0.9
Impact on fair value of a 10% adverse change ($)	(30)	(22)
Impact on fair value of a 20% adverse change ($)	(60)	(43)

118     2008 Scotiabank Annual Report

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interests is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented. Information on total securitized loan assets(1) is summarized as follows:

	2008(2)(3)			2007(2)(3)			2006 (2)
	Outstanding	Impaired and other	Net credit losses	Outstanding	Impaired and other	Net credit losses	Outstanding	Impaired and other	Net credit losses
	securitized loans	past due loans as	for the year ended	securitized loans	past due loans as	for the year ended	securitized loans	past due loans as	for the year ended
($ millions)	as at October 31	at October 31	October 31	as at October 31	at October 31	October 31	as at October 31	at October 31	October 31

Residential mortgages	$12,787	$14	$—	$11,631	$15	$—	$11,913	$7	$—
Personal loans	235	6	4	414	14	57	170	1	1

Total	$13,022	$20	$4	$12,045	$29	$57	$12,083	$8	$1

(1)	Excludes insured mortgages which were securitized and retained by the Bank [refer to Note 3].

(2)	The mortgage amounts include balances of mortgages securitized by Maple Trust Company and the Canadian branch of Maple Financial Group Inc., prior to the Bank acquiring the Canadian mortgage operations of Maple Financial Group Inc., including Maple Trust Company, in 2006.

(3)	The 2008 and 2007 personal and credit card amounts include balances of receivables securitized by Travelers Leasing Corporation prior to the Bank acquiring the operations of Travelers Leasing Corporation in 2007.

Impaired loans and allowance for credit losses
(a) Impaired loans

	2008				2007
			Specific
As at October 31 ($ millions)	Gross(1)		allowance(2)	Net	Net

By loan type:
Residential mortgages	$664		$232	$432	$203
Personal and credit cards	692		608	84	51
Business and government	1,138		463	675	347

Total	$2,494	(3)(4)	$1,303	$1,191	$601

By geography:
Canada				$354	$231
United States				80	4
Other International				757	366

Total				$1,191	$601

(1)	Gross impaired loans denominated in U.S. dollars amounted to $658 (2007 — $433) and those denominated in other foreign currencies amounted to $1,084 (2007 — $505).

(2)	The specific allowance for impaired loans evaluated on an individual basis totalled $462 (2007 — $383).

(3)	Individual impaired loans without an allowance for credit losses totalled $365 (2007 — $179).

(4)	Average balance of gross impaired loans totalled $2,011 (2007 — $1,757).
(b) Allowance for credit losses

As at October 31 ($ millions)	2008	2007	2006

Balance at beginning of year	$2,252	$2,618	$2,475
Write-offs(1)	(880)	(698)	(543)
Recoveries	231	186	181
Provision for (reversal of) credit losses	630	270	216
Other, including foreign currency adjustment(2)	401	(124)	289

Balance at end of year(3)(4)	$2,634	$2,252	$2,618

(1)	Write-offs of loans restructured during the year were nil (2007 — nil; 2006 — nil).

(2)	Includes $232 in specific allowances and $25 in general allowances related to acquisitions in 2008, $38 in specific allowances and $16 in general allowances from acquisitions in 2007, and $323 in specific allowances and $37 in general allowances from acquisitions in 2006.

(3)	As at October 31, 2008, $8 (2007 — $11; 2006 — $11) has been recorded in other liabilities.

(4)	Comprised of $1,303 (2007 — $954; 2006 — $1,311) in specific allowances and $1,323 (2007 — $1,298; 2006 — $1,307) in general allowances.

2008 Scotiabank Annual Report     119

Consolidated Financial Statements

Variable interest entities
The following table provides information about variable interest entities (VIEs) that the Bank consolidated and other VIEs in which the Bank has a significant variable interest but is not the primary beneficiary. A significant variable interest is generally considered to exist where the Bank absorbs or receives between 10% and 50% of the VIE’s expected losses, expected residual returns, or both.
Consolidated VIEs:

	2008	2007
As at October 31 ($ millions)	Total assets	Total assets

Funding vehicles	$5,207	$4,829
Other	631	1,285

The Bank uses Funding Vehicles to facilitate cost-efficient financing of its own operations. Activities of these special purpose entities are generally limited to holding a pool of assets or receivables generated by the Bank and used to finance distributions to their investors.
     A Bank-sponsored commercial paper conduit was consolidated by the Bank at the end of October 2007 (included under “Other”) as the Bank was deemed to be the primary beneficiary due to its interest in a substantial portion of the conduit’s commercial paper. This conduit was subsequently wound up.
The assets supporting the obligations of these consolidated VIEs as at October 31, 2008 are as follows: cash and non-interest bearing deposits with banks of $11 million (2007 — $727 million); Canadian residential mortgage loans of $5,140 million (2007 — $4,757 million); trading securities of $617 million (2007 — $542 million); and other assets of $70 million (2007 — $88 million). In general, the investors in the obligations of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to the Bank except where the Bank has provided a guarantee to the investors or is the counterparty to a derivative transaction involving the VIE.
Other VIEs in which the Bank has a significant variable interest:

	2008		2007
		Maximum		Maximum
	Total	exposure to	Total	exposure to
As at October 31 ($ millions)	assets	loss	assets	loss

Multi-seller conduits that the Bank administers	$12,283	$12,283	$14,525	$14,525
Structured finance entities	6,705	4,269	3,223	1,949
Collateralized debt obligation entities	399	847	854	292
Other	941	140	839	156

The Bank’s maximum exposure to loss as at October 31 represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the VIE, the credit risk amount for certain derivative contracts with the entities, and the amount invested where the Bank holds an ownership interest in the VIE. Of the aggregate amount of maximum exposure to loss, the Bank has recorded $5.3 billion (2007 — $2.5 billion), primarily its ownership interest in the VIEs, on its Consolidated Balance Sheet as at October 31, 2008.
Multi-seller conduits that the Bank administers
The Bank currently sponsors three multi-seller conduits, two of which are Canadian-based and one in the United States. The conduits purchase assets from outside parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements for their portion of the programs through overcollaterization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific liquidity asset purchase agreement (LAPA) with the Bank. Pursuant to the terms of the LAPA, the Bank as the liquidity provider is obligated to purchase assets transferred by the conduit at the conduit’s original cost. As well, in some instances the Bank is counterparty to derivative contracts with these conduit programs and provides them with a large portion of their backstop liquidity and partial credit enhancement facilities [see Note 23]. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $5 billion (2007 — $5.6 billion) based on future asset purchases by these conduits.
     On April 30, 2007, the Bank’s U.S. Multi-seller Commercial Paper Conduit issued a subordinated note to an unrelated party that absorbs the majority of the expected losses. It was determined that the Bank was no longer the primary beneficiary and as a result, the VIE was no longer recorded in the Bank’s Consolidated Balance Sheet effective April 30, 2007. On the date of deconsolidation, this resulted in a decrease to both available-for-sale securities and other liabilities of $7 billion, and a net increase in guarantees and other indirect commitments of $8 billion.
     During 2008, the Bank’s U.S. Multi-seller Commercial Paper Conduit (the “U.S. Conduit”), transferred certain CDO and CLO assets to the Bank pursuant to the terms of its liquidity asset purchase agreements. Pre-tax charges of $298 million were recorded during the year to the Consolidated Income Statement representing the difference between the amounts paid (original cost of the assets) and the fair value of the assets on the dates transferred to the Bank. The acquisition of the assets by the Bank were pursuant to the existing LAPA arrangements and were not executed to protect the subordinated note holder from potential losses on any of the U.S. Conduit’s holdings, including the assets acquired.
     During the year, the U.S. Conduit increased the amount of the subordinated note issued to an unrelated party as a consequence of these transfers of assets to the Bank. This subordinated note continues to absorb the majority of the expected losses of the remaining assets of the Conduit. Accordingly, the Bank is not the primary beneficiary and therefore does not consolidate the U.S. Conduit as at October 31, 2008.

120     2008 Scotiabank Annual Report

Structured finance entities
This includes special purpose entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures.
Collateralized debt obligation entities
The Bank holds an interest in VIEs structured to match specific investor requirements. Loans or credit derivatives are held by the VIEs to create security offerings for investors that match their investment needs and preferences. The Bank’s maximum exposure to loss includes the credit risk amounts relating to derivative contracts with these VIEs.
Other
Other includes investments in privately managed funds and other VIEs. The Bank’s maximum exposure to loss includes its net investment in these funds.

Land, buildings and equipment

	2008			2007
		Accumulated	Net	Net
		depreciation &	book	book
As at October 31 ($ millions)	Cost	amortization	value	value

Land	$390	$—	$390	$334
Buildings	1,812	708	1,104	1,019
Equipment and computer software	3,263	2,472	791	638
Leasehold improvements	1,017	614	403	280

Total	$6,482	$3,794	$2,688	$2,271

Depreciation and amortization in respect of the above buildings, equipment and computer software, and leasehold improvements for the year amounted to $242 million (2007 — $221 million; 2006 — $192 million).

Goodwill and other intangible assets
Goodwill
The changes in the carrying amount of goodwill by main operating segment are as follows:

	Domestic	International	Scotia
As at October 31 ($ millions)	Banking	Banking	Capital	2008	2007	2006

Balance at beginning of year	$351	$692	$91	$1,134	$873	$498
Acquisitions	7	892	26	925	350	390
Effects of foreign exchange and other	22	165	27	214	(89)	(15)

Balance at end of year	$380	$1,749	$144	$2,273	$1,134	$873

Intangible assets

	Gross
	carrying	Accumulated	2008	2007	2006
As at October 31 ($ millions)	amount	amortization	Net	Net	Net

Intangible assets	$602	$320	$282	$273	$294

Intangible assets are comprised primarily of core deposit intangibles. The aggregate amortization expense for the year ended October 31, 2008, was $49 million (2007 — $46 million; 2006 — $38 million).

Other assets

As at October 31 ($ millions)	2008	2007

Accrued interest	$2,192	$1,800
Accounts receivable	2,576	858
Future income tax assets (Note 18)	2,800	1,340
Other	4,551	2,617

Total	$12,119	$6,615

2008 Scotiabank Annual Report     121

Consolidated Financial Statements

Deposits

	Payable		Payable	Payable on
	on demand		after notice	a fixed date	2008	2007
As at October 31 ($ millions)	Interest-bearing	Non-interest-bearing

Personal	$3,171	$2,776	$37,685	$75,287	$118,919	$100,823
Business and government(1)	20,860	9,828	13,803	156,075	200,566	161,229
Banks	254	268	824	25,749	27,095	26,406

Total	$24,285	$12,872	$52,312	$257,111	$346,580	$288,458

Recorded in:
Canada					229,284	198,158
United States					40,368	27,513
Mexico					10,268	8,288
Other International					66,660	54,499

Total(2)					$346,580	$288,458

(1)	Includes deposit notes issued by the Bank to Scotiabank Capital Trust of $2,250 (2007 — $2,250) and Scotiabank Subordinated Notes Trust of $1,000 (2007 — $1,000) [refer to Note 13].

(2)	Deposits denominated in U.S. dollars amount to $100,283 (2007 — $74,887), deposits denominated in Mexican pesos amount to $9,632 (2007 — $7,736) and deposits denominated in other foreign currencies amount to $50,850 (2007 — $37,272).

Other liabilities

As at October 31 ($ millions)	2008	2007

Accrued interest	$2,741	$2,386
Accounts payable and accrued expenses	4,714	4,283
Deferred income	581	416
Future income tax liabilities (Note 18)	264	226
Gold and silver certificates	5,619	5,986
Margin and collateral accounts	8,434	2,352
Other liabilities of subsidiaries and VIEs(1)	4,931	2,201
Other	3,779	3,288

Total	$31,063	$21,138

(1)	Excludes deposits and capital instrument liabilities.

122     2008 Scotiabank Annual Report

Subordinated debentures
These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)			2008		2007
			Par	Carrying	Carrying
Maturity date	Interest rate (%)	Terms (1)	value	value(2)	value(2)

September 2008	6.25	US $250 million. Matured on September 15, 2008	$—	$—	$243
July 2013	5.65	Redeemed on July 22, 2008	—	—	428
September 2013	8.30	Redeemable at any time	250	252	252
May 2014	5.75	Redeemable at any time. After May 12, 2009, interest
		will be payable at an annual rate equal to the 90-day
		bankers’ acceptance rate plus 1%	325	329	335
January 2018	5.30	Redeemable at any time. After January 31, 2013, interest
		will be payable at an annual rate equal to the 90-day
		bankers’ acceptance rate plus 1.90%	300	300	—
March 2018	4.99	Redeemable at any time. After March 27, 2013, interest
		will be payable at an annual rate equal to the 90-day
		bankers’ acceptance rate plus 2%	1,700	1,726	—
October 2018	6.00	Redeemable at any time. After October 3, 2013, interest
		will be payable at an annual rate equal to the 90-day
		bankers’ acceptance rate plus 3.25%	950	950	—
June 2025	8.90	Redeemable at any time	250	272	250
November 2037	3.015	JPY ¥10 billion. Redeemable on November 20, 2017	122	133	—
April 2038	3.37	JPY ¥10 billion. Redeemable on April 9, 2018	122	133	—
August 2085	Floating	US $214 million bearing interest at a floating rate of the
		offered rate for six-month Eurodollar deposits plus
		0.125%. Redeemable on any interest payment date	258	257	202

			$4,277	$4,352	$1,710

The contractual maturities of the debentures are summarized in Note 24(b).

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval.

(2)	The carrying value of subordinated debentures may differ from par value due to adjustments related to hedge accounting.

Capital instrument liabilities, trust securities and trust subordinated notes
Capital instrument liabilities are financial instruments, which can be settled at the Bank’s option by issuing a variable number of the Bank’s own equity instruments. These instruments remain eligible as Tier 1 Capital for regulatory purposes.
     Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust are VIEs and are not consolidated on the Bank’s balance sheet as the Bank is not the primary beneficiary. Therefore, the Scotiabank Trust Securities and Scotiabank Trust Subordinated Notes issued by the Trusts are not reported on the Consolidated Balance Sheet. The deposit notes issued by the Bank to Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust are reported in Deposits [refer to Note 10]. These trust securities and trust subordinated notes remain eligible for inclusion in the Bank’s regulatory capital as Tier 1 and Tier 2 capital, respectively.

As at October 31 ($ millions)	2008	2007

Capital instrument liabilities
Scotiabank Trust Securities — Series 2000-1 issued by BNS Capital Trust(a)(e)(f)	$500	$500

Scotiabank Trust Securities not consolidated by the Bank
Scotiabank Trust Securities — Series 2002-1 issued by Scotiabank Capital Trust(b)(e)(f)	$750	$750
Scotiabank Trust Securities — Series 2003-1 issued by Scotiabank Capital Trust(c)(e)(f)	750	750
Scotiabank Trust Securities — Series 2006-1 issued by Scotiabank Capital Trust(d)(e)(f)	750	750

Scotiabank Trust Subordinated Notes not consolidated by the Bank
Scotiabank Trust Subordinated Notes — Series A issued by Scotiabank Subordinated Notes Trust(g)	$1,000	$1,000

(a)	On April 4, 2000, BNS Capital Trust, a wholly-owned closed-end trust, issued 500,000 Scotiabank Trust Securities — 2000-1 (“Scotia BaTS”). Each Scotia BaTS is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS of $36.55. With regulatory approval, these securities may be redeemed in whole by the payment of cash at the option of BNS Capital Trust. On or after June 30, 2011, the Scotia BaTS may be exchanged, at the option of the holder and subject to certain prior rights of the Bank, into Non-cumulative Preferred Shares Series Y of the Bank. The Non-cumulative Preferred Shares Series Y would

2008 Scotiabank Annual Report      123

Consolidated Financial Statements
pay a dividend rate equivalent to the cash distribution rate of the Scotia BaTS [refer to Note 14 — Restrictions on dividend payments]. Under the circumstances outlined in (e) below the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series Y of the Bank. In certain circumstances on or after June 30, 2011, the Non-cumulative Preferred Shares Series Y are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank.

(b)	On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued 750,000 Scotiabank Trust Securities — Series 2002-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $33.13 per security. With regulatory approval, these securities may be redeemed in whole by the payment of cash, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series W of the Bank. The Series W shares will be entitled to cash dividends payable semi-annually in an amount of $0.53125 per $25.00 share. Under the circumstances outlined in (e) below the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series X of the Bank. The Series X shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.70 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. In certain circumstances, on or after December 31, 2012, the Non-cumulative Preferred Shares Series W and the Non-cumulative Preferred Shares Series X are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series X of the Bank, then the Bank would become the sole beneficiary of the Trust.

(c)	On February 13, 2003, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities — Series 2003-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $31.41 per security. With regulatory approval, the Scotia BaTS may be redeemed in whole by the payment of cash prior to June 30, 2008, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2008, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series U of the Bank. The Series U shares will be entitled to cash dividends payable semi-annually in an amount of $0.50 per $25.00 share. Under the circumstances outlined in (e) below, the Scotia BaTS would be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares Series V of the Bank. The Series V shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.61250 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. In certain circumstances on or after December 31, 2013, the Non-cumulative Preferred Shares Series U and the Non-cumulative Preferred Shares Series V are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series V of the Bank, then the Bank would become the sole beneficiary of the Trust.

(d)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities — distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to December 30, 2011, upon the occurrence of certain tax or regulatory capital changes, or on or after December 30, 2011, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. Under the circumstances outlined in (e) below, the Scotia BaTS would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.

(e)	The Scotia BaTS may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.

(f)	No cash distributions will be payable on the Scotia BaTS in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Note 14 — Restrictions on dividend payments].

(g)	On October 31, 2007, the Bank issued 1,000,000 Scotiabank Trust Subordinated Notes (“Scotia TSNs — Series A”), through a new special purpose entity, Scotiabank Subordinated Notes Trust, a closed-end trust established under the laws of the Province of Ontario. The proceeds were used to purchase a deposit note from the Bank which is reported as a Business and government deposit in the Consolidated Balance Sheet.

Holders of the Scotia TSNs — Series A are entitled to receive interest at the rate of 5.25% per annum payable semi-annually until October 31, 2012. The first such payment was made on May 1, 2008, in an amount of $26.393 per $1,000 principal amount. Commencing November 1, 2012 until November 1, 2017, interest will be payable on the Scotia TSNs — Series A at the 90-day Banker’s Acceptance Rate plus 1 % per annum payable quarterly with the first such payment on February 1, 2013. These securities may be redeemed in whole by the payment of cash with regulatory approval.

The Bank has guaranteed the payments of principal, interest, redemption price, if any, and any other amounts on the Scotia TSNs — Series A when they become due and payable. This guarantee will be a direct, unsecured obligation, and will be subordinate to the Bank’s deposit liabilities and all other liabilities, except for other

124     2008 Scotiabank Annual Report

guarantees, obligations or liabilities that are either designated as ranking equally with or subordinated to the subordinated indebtedness. In addition, the Scotia TSNs — Series A will be automatically exchanged, without the consent of the holders, into an equal principal amount of 5.25% Bank Subordinated Notes upon occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction; or (v) the Bank determines that as a result of the enactment or anticipated enactment of federal Canadian income tax legislation, the interest payable on the TSNs will not be deductible by Scotiabank Subordinated Notes Trust for tax purposes.

Capital stock
Authorized:
     An unlimited number of preferred and common shares without nominal or par value.
Issued and fully paid:

	2008		2007		2006
As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Preferred shares:
Series 12(a)	12,000,000	$300	12,000,000	$300	12,000,000	$300
Series 13(b)	12,000,000	300	12,000,000	300	12,000,000	300
Series 14(c)	13,800,000	345	13,800,000	345	—	—
Series 15(d)	13,800,000	345	13,800,000	345	—	—
Series 16(e)	13,800,000	345	13,800,000	345	—	—
Series 17(f)	9,200,000	230	—	—	—	—
Series 18(g)	13,800,000	345	—	—	—	—
Series 20(h)	14,000,000	350	—	—	—	—
Series 22(i)	12,000,000	300	—	—	—	—

Total preferred shares	114,400,000	$2,860	65,400,000	$1,635	24,000,000	$600

Common shares:
Outstanding at beginning of year	983,767,155	$3,566	989,512,188	$3,425	990,182,126	$3,316
Issued under Shareholder Dividend and Share Purchase Plan(j)	2,576,133	108	115,228	6	142,269	7
Issued under Stock Option Plans (Note 17)	6,404,516	155	5,485,060	142	6,801,687	127
Issued for acquisition of a subsidiary	50,827	3	691,679	36	33,906	1
Purchased for cancellation(k)	(875,000)	(3)	(12,037,000)	(43)	(7,647,800)	(26)

Outstanding at end of year	991,923,631	$3,829	983,767,155	$3,566	989,512,188	$3,425

Total capital stock		$6,689		$5,201		$4,025

(a)	Series 12 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.328125. With regulatory approval, the shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption.

(b)	Series 13 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.30. With regulatory approval, the shares may be redeemed by the Bank on or after April 28, 2010, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 28, 2014, following which no redemption premium is payable.

(c)	Series 14 Non-cumulative Preferred Shares, issued on January 24, 2007, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.28125. The initial dividend, paid April 26, 2007, was $0.28356 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 26, 2012, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 27, 2016, following which no redemption premium is payable.

(d)	Series 15 Non-cumulative Preferred Shares, issued on April 5 and April 17, 2007, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.28125. The initial dividend, paid July 27, 2007, was $0.34829 per share. With regulatory approval, the shares may be redeemed by the Bank on or after July 27, 2012, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption and thereafter at annually declining premiums until July 27, 2016, following which no redemption premium is payable.

(e)	Series 16 Non-cumulative Preferred Shares, issued on October 12, 2007, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.328125. The initial dividend, paid January 29, 2008, was $0.39195 per share. With regulatory approval, the shares may be redeemed by the Bank on or after January 29, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until January 27, 2017, following which no redemption premium is payable.

(f)	Series 17 Non-cumulative Preferred Shares, issued on January 31, 2008, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share. The initial dividend, paid April 28, 2008, was $0.33753 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 26, 2013, at $26.00 per share, together with declared and

2008 Scotiabank Annual Report      125

Consolidated Financial Statements
unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 26, 2017, following which no redemption premium is payable.

(g)	Series 18 Non-Cumulative 5-Year Rate Reset Preferred Shares, issued on March 25, 2008, and March 27, 2008, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.3125 for the initial five-year fixed rate period ending on April 25, 2013. The initial dividend, paid July 29, 2008, was $0.4315 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada yield and 2.05%, multiplied by $25.00. Holders of Series 18 preferred shares will have the option to convert shares into an equal number of Series 19 non-cumulative floating rate preferred shares on April 26, 2013, and on April 26 every five years thereafter. Series 19 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the T-bill rate and 2.05% multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1,000,000 Series 18 preferred shares issued and outstanding on the applicable Series 18 conversion date, all of the issued and outstanding Series 18 preferred shares will be automatically converted on such Series 18 conversion date into an equal number of Series 19 preferred shares. With regulatory approval, Series 18 preferred shares may be redeemed by the Bank on April 26, 2013, and for Series 19 preferred shares, if applicable, on April 26, 2018 and every 5 years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. On all other dates beginning April 26, 2013, Series 19 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.

(h)	Series 20 Non-cumulative 5-Year Rate Reset Preferred Shares, issued on June 10, 2008, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.3125 for the initial five-year fixed rate period ending on October 25, 2013. The initial dividend, paid July 29, 2008, was $0.1678 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada yield and 1.70%, multiplied by $25.00. Holders of Series 20 preferred shares will have the option to convert shares into an equal number of Series 21 non-cumulative floating rate preferred shares on October 26, 2013, and on October 26 every five years thereafter. Series 21 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared in an amount per share equal to the sum of the T-bill rate and 1.70% multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1,000,000 Series 20 preferred shares issued and outstanding on the applicable Series 20 conversion date, all of the issued and outstanding Series 20 preferred shares will be automatically converted on such Series 20 conversion date into an equal number of Series 21 preferred shares. With regulatory approval, Series 20 preferred shares may be redeemed by the Bank on October 26, 2013, and for Series 21 preferred shares, if applicable, on October 26, 2018 and every 5 years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. On all other dates beginning October 26, 2013, Series 21 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.

(i)	Series 22 Non-cumulative 5-Year Rate Reset Preferred Shares, issued on September 9, 2008, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.3125 for the initial five-year fixed rate period ending on January 25, 2014. The initial dividend, if and when declared, will be payable January 28, 2009 in an amount of $0.4829 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada yield and 1.88%, multiplied by $25.00. Holders of Series 22 preferred shares will have the option to convert shares into an equal number of Series 23 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. Series 23 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared in an amount per share equal to the sum of the T-bill rate and 1.88% multiplied by $25.00. If the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Series 22 preferred shares issued and outstanding on the applicable Series 22 Conversion Date, all of the issued and outstanding Series 22 preferred shares will be automatically converted on such Series 22 Conversion Date into an equal number of Series 23 preferred shares. With regulatory approval, Series 22 preferred shares may be redeemed by the Bank on January 26, 2014, and for Series 23 preferred shares, if applicable, on January 26, 2019 and every 5 years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. On all other dates beginning January 26, 2014, Series 23 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.

(j)	As at October 31, 2008, 19,300,859 common shares have been reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan.

(k)	In May 2008, the Bank initiated a new normal course issuer bid to purchase up to 20 million of the Bank’s common shares. This represents approximately 2 per cent of the Bank’s outstanding common shares. The bid will terminate on the earlier of January 11, 2009, or the date the Bank completes its purchases. During the year ended October 31, 2008, 875,000 shares (2007 — 12 million; 2006 — 7.6 million shares) were purchased at an average price of $45.61 (2007 — $52.21; 2006 — $45.71).
Restrictions on dividend payments
Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.
     In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 13 Capital instrument liabilities] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.
     Currently, these limitations do not restrict the payment of dividends on preferred or common shares.
     For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.

126     2008 Scotiabank Annual Report

Capital management
The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.
     Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.
     Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Bank for International Settlements.
     Effective November 1, 2007, regulatory capital ratios are determined in accordance with the revised capital framework, based on the International Convergence of Capital Measurement and Capital Standards: A Revised Framework, commonly known as Basel II. Changes to the computation of regulatory capital from the previous framework (Basel I) are primarily the amount and categorization of prescribed inclusions and deductions from capital. This includes the calculation of the eligible allowance inclusion and the deduction for specified corporations (such as insurance entities and associated corporations), which is now split between two levels of capital. In addition, the computation of risk-weighted assets was revised to more closely align risk weight parameters with the individual risk profile of banks by introducing substantive changes to prescribed risk weights for credit risk exposures, including the use of internally derived credit risk parameters, and introducing an explicit new risk weight for operational risk. Capital requirements for market risk were generally unchanged.
     There are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital.
     Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. However, in order to limit sudden declines in the capital levels for the industry in aggregate, capital floors were introduced for the first two years after full implementation of AIRB. A capital floor of 90% of the Basel I calculation applies in the first year of full approval and 80% in the second year, subject to approval. In the second quarter of 2008, the Bank received regulatory approval to move to the 90% floor.
     The Bank received approval, with conditions, from OSFI to use AIRB for material Canadian, U.S. and European portfolios effective November 1, 2007. The Bank is assessing the remaining credit portfolios for application of AIRB in the future. The Bank uses the standardized approach for these portfolios. As well, the Bank is using the standardized approach to calculate the operational risk capital requirements.
     The Bank’s total regulatory capital is comprised of Tier 1 and Tier 2 capital as follows:

As at October 31 ($ millions)	2008(1)	2007(1)

Shareholders’ equity per Consolidated Balance Sheet	$21,642	$18,804
Capital Instrument liabilities — trust securities	2,750	2,750
Non-controlling Interest in subsidiaries	502	497
Goodwill deduction	(2,273)	(1,134)
Components of accumulated other comprehensive income excluded from Tier 1 capital	1,415	(692)
Other capital deductions(2)	(773)	—

Tier 1 capital	$23,263	$20,225

Qualifying subordinated debentures, net of amortization	4,227	1,452
Capital Instrument Liabilities — trust subordinated notes	1,000	1,000
Other net capital items(3)	(643)	304

Tier 2 capital	4,584	2,756

Total Regulatory Capital	$27,847	$22,981

(1)	Effective November 1, 2007, regulatory capital is determined in accordance with Basel II. The comparative amounts as at October 31, 2007, were determined in accordance with Basel I rules.

(2)	Comprised primarily of net after-tax unrealized loss on available-for-sale equity securities, net after-tax gains on sale of securitized assets, 50% of investments in certain specified corporations acquired after January 1, 2007 and other items. Prior to November 1, 2007, 100% of investments in certain specified corporations were deducted from Tier 2 capital; commencing November 1, 2007, those acquired after January 1, 2007, are now split 50:50 between Tier 1 and Tier 2.

(3)	Comprised mainly of eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale equity securities less prescribed deductions including investments in specified corporations.
     The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-weighted assets are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures.
     The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank exceeded these minimum ratio thresholds as at October 31, 2008 with a Tier I capital ratio of 9.3% and total capital ratio of 11.1%. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at October 31, 2008.

2008 Scotiabank Annual Report     127

Consolidated Financial Statements

Accumulated other comprehensive income (loss)
The components of accumulated other comprehensive income (loss) as at October 31, 2008 and 2007, and other comprehensive income (loss) for the years then ended are as follows:
Accumulated other comprehensive income (loss)

	As at and for the year ended

	Opening	Net	Ending		Opening	Transition	Net	Ending
	balance	change	balance		balance	amount	change	balance

	October 31		October 31		October 31			October 31
($ millions)	2007		2008		2006			2007

Unrealized foreign currency translation gains (losses), net of hedging activities	$(4,549)	$2,368	$(2,181	)(1)	$(2,321)	$—	$(2,228)	$(4,549	)(1)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	639	(1,588)	(949	)(2)	—	706	(67)	639	(2)
Gains (losses) on derivative instruments designated as cash flow hedges	53	(519)	(466	)(3)	—	(23)	76	53	(3)

Accumulated other comprehensive income (loss)	$(3,857)	$261	$(3,596)		$(2,321)	$683	$(2,219)	$(3,857)

(1)	Net of income tax expense of $318 (2007 — expense of $427). As at October 31, 2008, non-derivative instruments designated as net investment hedges amounted to $7,630 (2007 — $6,458).

(2)	Net of income tax benefit of $371 (2007 — expense of $338).

(3)	Net of income tax benefit of $218 (2007 — expense of $25). The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net after tax loss of approximately $204 (2007 — net after tax gain of $34). As at October 31, 2008, the maximum length of cash flow hedges outstanding was less than 10 years (2007 — 7 years).
Other comprehensive income (loss)
The following table summarizes the changes in the components of other comprehensive income (loss).

For the year ended October 31 ($ millions)	2008	2007	2006

Net change in unrealized foreign currency translation losses
Net unrealized foreign currency translation gains (losses)(1)	$4,206	$(2,916)	$(564)
Net gains (losses) on hedges of net investments in self-sustaining foreign operations(2)	(1,838)	688	204

	2,368	(2,228)	(360)

Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities(3)	(1,447)	46	—
Reclassification of net gains to net income(4)	(141)	(113)	—

	(1,588)	(67)	—

Net change in gains (losses) on derivative instruments designated as cash flow hedges
Net gains (losses) on derivative instruments designated as cash flow hedges(5)	179	(770)	—
Reclassification of net (gains) losses to net income(6)	(698)	846	—

	(519)	76	—

Other comprehensive income (loss)	$261	$(2,219)	$(360)

(1)	Net of income tax expense of nil.

(2)	Net of income tax benefit of $109 (2007 — expense of $427; 2006 — nil).

(3)	Net of income tax benefit of $657 (2007 — expense of $20).

(4)	Net of income tax expense of $52 (2007 — expense of $64).

(5)	Net of income tax expense of $79 (2007 — benefit of $387).

(6)	Net of income tax expense of $322 (2007 — benefit of $425).

128     2008 Scotiabank Annual Report

Stock-based compensation
(a) Stock option plans
Under the terms of the Employee Stock Option Plan, options to purchase common shares may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. As well, for grants made beginning December 2005, the exercise price must not be less than the volume weighted average price on the TSX for the five trading days immediately preceding the grant date. Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. In addition, in fiscal 2003, Tandem SARs were retroactively attached to the fiscal 2002 employee stock options. All other terms and conditions relating to these 2002 stock options remained unchanged. These 2002 stock options were out of the money at the date of attachment. As a result, there was no impact on the Bank’s stock-based compensation expense on the date of retroactive attachment of the Tandem SARs.
     Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. Outstanding options expire on dates ranging from March 5, 2009 to March 7, 2018. As approved by the shareholders, a total of 114 million common shares have been reserved for issuance under this plan of which 72.7 million common shares have been issued as a result of the exercise of options and 23.0 million common shares are committed under outstanding options, leaving 18.3 million common shares available for issuance as options.
     In 2001, a Directors’ Stock Option Plan was approved by the shareholders. A total of 800,000 common shares have been reserved for issuance to non-officer directors under this plan. As of November 1, 2002, director stock options are expensed using a fair-value-based method. Currently, 144,000 (2007 — 164,000; 2006 — 174,000) options are outstanding at a weighted average exercise price of $23.04 (2007 — $23.09; 2006 — $23.17). In fiscal 2008, 20,000 of these options (2007 — 10,000; 2006 — 50,000) were exercised at a weighted average exercise price of $23.48 (2007 — $24.51; 2006 — $23.25). These options expire between March 9, 2011 and December 6, 2012. Commencing in fiscal 2004, the Bank no longer grants stock options to these directors.
Details of the Bank’s Employee Stock Option Plan are as follows:

	2008		2007		2006

	Number	Weighted	Number	Weighted	Number	Weighted
	of stock	average	of stock	average	of stock	average
	options	exercise	options	exercise	options	exercise
As at October 31	(000’s)	price	(000’s)	price	(000’s)	price

Outstanding at beginning of year	27,721	$26.81	31,839	$23.87	37,358	$21.35
Granted	2,217	52.56	2,094	52.01	2,052	46.04
Exercised	(6,384)	19.12	(5,475)	19.29	(6,751)	16.32
Forfeited/cancelled	(231)	37.24	(207)	28.54	(342)	27.33
Exercise of Tandem SARs	(344)	27.45	(530)	26.80	(478)	25.90

Outstanding at end of year(1)	22,979	$31.32	27,721	$26.81	31,839	$23.87

Exercisable at end of year	17,855	$25.98	22,629	$22.62	26,170	$20.98

Available for grant	18,366		20,008		21,365

As at October 31, 2008	Options Outstanding			Options Exercisable

	Number	Weighted	Weighted	Number	Weighted
	of stock	average remaining	average	of stock	average
Range of exercise prices	options (000’s)	contractual life (years)	exercise price	options (000’s)	exercise price

$14.18 to $21.03	6,686	1.66	$18.41	6,686	$18.41
$24.40 to $27.44	6,398	3.50	$24.58	6,398	$24.58
$31.45 to $46.02	5,709	5.87	$38.60	4,271	$36.88
$47.39 to $54.00	4,186	8.55	$52.27	500	$51.87

	22,979	4.47	$31.32	17,855	$25.98

(1)	Included are 16,293,077 (2007 — 16,024,561; 2006 — 15,892,372) options with Tandem SAR features.

2008 Scotiabank Annual Report     129

Consolidated Financial Statements
(b) Employee share ownership plans
Qualifying employees can generally contribute up to the lesser of a specified percentage of salary and a maximum dollar amount towards the purchase of common shares of the Bank or deposits with the Bank. In general, the Bank matches 50% of qualifying contributions which is expensed in salaries and employee benefits. During 2008, the Bank’s contributions totalled $28 million (2007 — $27 million; 2006 — $26 million). Contributions, which are used by the plan trustee to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.
(c) Other stock-based compensation plans
All other stock-based compensation plans use notional units that are valued based on the Bank’s common share price on the TSX. These units, with the exception of Stock Appreciation Rights (SARs), accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s stock-based compensation expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability. In 2008, an aggregate expense of $89 million (2007 — $133 million expense; 2006 — $164 million expense) was recorded in salaries and employee benefits in the Consolidated Statement of Income for changes in the amount of the Bank’s liability for these units. This expense was net of losses arising from securities and derivatives used to manage the volatility of stock-based compensation of $328 million (2007 — gains of $99 million; 2006 — gains of $165 million). Details of these plans are as follows:
Stock Appreciation Rights (SARs), including Tandem SARs
The SARs include Tandem SARs, as described above, as well as standalone SARs which are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. SARs have vesting and exercise terms and conditions similar to the employee stock options. The cost of SARs is recognized on a graded vesting basis except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date. During fiscal 2008, 2,445,768 SARs were granted (2007 — 2,336,394; 2006 — 2,284,396) and as at October 31, 2008, 21,122,574 SARs were outstanding (2007 — 21,810,096; 2006 — 22,771,720), of which 19,804,585 SARs were vested (2007 — 20,558,130; 2006 — 21,624,273).
Deferred Stock Unit Plan (DSU)
Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Management Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an executive ceases to be a Bank employee and must be redeemed by December 31 of the year following that event. As at October 31, 2008, there were 1,595,619 units outstanding (2007 — 1,571,110; 2006 — 1,465,391).
Directors’ Deferred Stock Unit Plan (DDSU)
Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the year following that event. As at October 31, 2008, there were 258,115 units outstanding (2007 — 216,335; 2006 — 181,823).
Restricted Share Unit Plan (RSU)
Under the RSU Plan, selected employees receive an award of restricted share units which vest at the end of three years, at which time the units are paid, in cash, to the employee. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2008, there were 1,794,695 units (2007 — 1,770,405; 2006 — 3,597,093) awarded and outstanding of which 1,404,431 were vested.
Performance Share Unit Plan (PSU)
Eligible executives receive an award of performance share units that vest at the end of three years. A portion of the PSU awards are subject to performance criteria measured over a three-year period. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on performance compared to the performance measures. Upon vesting, the units are paid, in cash, to the employee. As at October 31, 2008, there were 3,348,796 units (2007 — 3,477,266; 2006 — 2,422,239) awarded and outstanding [including 1,305,913 (2007 — 1,1 55,145; 2006 — 800,604) subject to performance criteria] of which 2,542,674 were vested.
Scotia Capital Deferred Payment Plan
Under the Scotia Capital Deferred Payment Plan, a portion of the bonus received by certain employees (which is accrued and expensed in the year to which it relates) is allocated to employees in the form of units. These units are subsequently paid, in cash, to the qualifying employees over each of the following three years.
     Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other stock-based compensation plans in salaries and employee benefits expense in the Consolidated Statement of Income.

130     2008 Scotiabank Annual Report

Corporate income taxes
Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:
(a) Components of income tax provision

For the year ended October 31 ($ millions)	2008	2007	2006

Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$160	$283	$269
Provincial	210	236	178
Foreign	688	650	603

	1,058	1,169	1,050

Future income taxes:
Domestic:
Federal	(311)	(134)	(135)
Provincial	(203)	(55)	(11)
Foreign	147	83	(32)

	(367)	(106)	(178)

Total provision for income taxes in the Consolidated Statement of Income	$691	$1,063	$872

Provision for income taxes in the Consolidated Statement of Changes in Shareholders’ Equity:
Reported in Other Comprehensive Income	(1,062)	421	—
Cumulative effect of adopting new accounting policy	—	338	(13)
Share issuance costs	(10)	(9)	—

Total provision for income taxes in the Consolidated Statement of Changes in Shareholders’ Equity	(1,072)	750	(13)

Total provision for (recovery) of income taxes	$(381)	$1,813	$859

(b) Reconciliation to statutory rate
Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2008		2007		2006
		Percent of		Percent of		Percent of
		pre-tax		pre-tax		pre-tax
For the year ended October 31 ($ millions)	Amount	income	Amount	income	Amount	income

Income taxes at statutory rate	$1,289	32.6%	$1,815	34.7%	$1,586	34.9%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(370)	(9.4)	(467)	(8.9)	(467)	(10.3)
Tax-exempt income from securities	(278)	(7.0)	(313)	(6.0)	(219)	(4.8)
Future income tax effect of substantively enacted tax rate changes	61	1.5	41	0.8	4	0.1
Other, net	(11)	(0.2)	(13)	(0.3)	(32)	(0.7)

Total income taxes and effective tax rate	$691	17.5%	$1,063	20.3%	$872	19.2%

(c) Future income taxes
The tax-effected temporary differences which result in future income tax assets and (liabilities) are as follows:

As at October 31 ($ millions)	2008	2007

Loss carryforwards(1)	$1,053	$101
Allowance for credit losses(2)	912	861
Securities	241	(293)
Deferred compensation	220	377
Deferred income	171	132
Loss on disposal of subsidiary operations	79	83
Premises and equipment	(114)	(96)
Pension fund	(277)	(292)
Other	251	241

Net future income taxes(3)	$2,536	$1,114

(1)	Includes a gross future tax asset of $196 as at October 31, 2008 (2007 — $203) relating to subsidiaries’ unused income tax losses. This future tax asset has been reduced by a valuation allowance of $10 (2007 — $102), resulting in a net future tax asset of $186 (2007 — $101). Should the portion of the valuation allowance related to recent acquisitions be reduced in future periods, the reduction would be applied to goodwill.

(2)	As at October 31, 2008, the future income tax asset related to the allowance for credit losses has been reduced by a valuation allowance of $241 (2007 — $213) relating to a subsidiary’s unused tax deductions arising from previous years’ allowance for credit losses.

(3)	Net future income taxes of $2,536 (2007 — $1,114) are represented by future income tax assets of $2,800 (2007 — $1,340), net of future income tax liabilities of $264 (2007 — $226).
Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a future income tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2008, are estimated to be $788 million (October 31, 2007 — $444 million).

2008 Scotiabank Annual Report     131

Consolidated Financial Statements

Employee future benefits
The Bank sponsors a number of employee future benefit plans, including pensions and other post-retirement benefits, post-employment benefits and compensated absences for most of its employees globally.
The following tables present financial information related to the Bank’s principal plans. The principal plans include pension and other benefit plans in Canada, the U.S., Mexico, Jamaica and the U.K.(1)

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2008	2007	2006	2008	2007	2006

Change in benefit obligation
Benefit obligation at beginning of year	$4,618	$4,588	$4,568	$1,047	$1,075	$1,041
Cost of benefits earned in the year	133	128	143	40	36	42
Interest cost on benefit obligation	274	264	253	66	62	60
Employee contributions	11	11	9	—	—	—
Benefits paid	(271)	(235)	(198)	(50)	(49)	(48)
Actuarial loss (gain)	(441)	5	(75)	(92)	(1)	(2)
Non-routine events(2)	24	(50)	(90)	(4)	(29)	(4)
Foreign exchange	66	(93)	(22)	33	(47)	(14)

Benefit obligation at end of year	$4,414	$4,618	$4,588	$1,040	$1,047	$1,075

Change in fair value of assets
Fair value of assets at beginning of year	$5,733	$5,390	$4,765	$237	$221	$207
Actual return on assets	(105)	601	440	3	30	27
Employer contributions	62	186	488	56	62	42
Employee contributions	11	11	9	—	—	—
Benefits paid	(271)	(235)	(198)	(50)	(49)	(48)
Non-routine events(2)	—	(73)	(75)	—	(5)	—
Foreign exchange	107	(147)	(39)	10	(22)	(7)

Fair value of assets at end of year(3)	$5,537	$5,733	$5,390	$256	$237	$221

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year(4)	$1,123	$1,115	$802	$(784)	$(810)	$(854)
Unrecognized net actuarial loss	318	274	537	186	271	325
Unrecognized past service costs	112	96	86	(6)	(4)	(5)
Unrecognized transitional obligation (asset)	(276)	(308)	(364)	161	178	206
Valuation allowance	(179)	(169)	(195)	—	—	—
Employer contributions after measurement date	7	36	6	11	10	10

Net prepaid (accrued) benefit expense at end of year	$1,105	$1,044	$872	$(432)	$(355)	$(318)

Recorded in:
Other assets in the Bank’s Consolidated Balance Sheet	$1,320	$1,243	$1,054	$17	$13	$6
Other liabilities in the Bank’s Consolidated Balance Sheet	(215)	(199)	(182)	(449)	(368)	(324)

Net prepaid (accrued) benefit expense at end of year	$1,105	$1,044	$872	$(432)	$(355)	$(318)

Annual benefit expense
Cost of benefits earned in the year	$133	$128	$143	$40	$36	$42
Interest cost on benefit obligation	274	264	253	66	62	60
Actual return on assets	105	(601)	(440)	(3)	(30)	(27)
Actuarial loss (gain) on benefit obligation	(441)	5	(75)	(92)	(1)	(2)
Amount of curtailment (gain) loss recognized	(1)	3	(2)	—	(8)	—
Amount of settlement (gain) loss recognized	—	32	1	—	(1)	—
Non-routine events(2)	24	24	(15)	(4)	(11)	(4)

Elements of employee future benefit costs (income) before adjustments to recognize the long-term nature of employee future benefit costs	94	(145)	(135)	7	47	69

Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets	(501)	227	97	(15)	15	12
Difference between net actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	444	13	125	104	15	19
Difference between amortization of non-routine events and actual non-routine events	(13)	(15)	23	4	11	4
Amortization to recognize transitional obligation (asset)	(39)	(42)	(42)	18	21	22

	(109)	183	203	111	62	57
Change in valuation allowance provided against prepaid benefit expense	10	(26)	13	—	—	—

Benefit expense (income) recognized, excluding defined contribution benefit expense(4)	(5)	12	81	118	109	126

Defined contribution benefit expense recognized	6	5	3	—	—	—

Total benefit expense recognized	$1	$17	$84	$118	$109	$126

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

(2)	Non-routine events include plan amendments, acquisitions, divestitures, transfers, etc.

(3)	The fair value of pension plan assets invested in securities of the Bank totalled $511 (2007 — $565; 2006 — $569).

(4)	The Bank uses a measurement date of July 31 or August 31, depending on the employee future benefits plan. Accordingly, the significant turmoil affecting the capital markets since August 31 is not reflected in either the 2008 employee future benefit expense or the funded position of the plans at the end of fiscal year 2008.

132     2008 Scotiabank Annual Report

Included in the benefit obligation and fair value of assets are the following amounts in respect of plans that are not fully funded:

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2008	2007	2006	2008	2007	2006

Benefit obligation(1)	$659	$613	$628	$1,040	$1,047	$1,075
Fair value of assets	354	326	326	256	237	221

Deficit of fair value of assets over benefit obligation	$(305)	$(287)	$(302)	$(784)	$(810)	$(854)

(1)	Includes the benefit obligation of $264 at the end of 2008 (2007 — $281; 2006 — $266) related to supplemental unfunded pension arrangements.
Key weighted-average assumptions (%)(1)
The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2008	2007	2006	2008	2007	2006

To determine benefit obligation at end of year
Discount rate	6.70%	5.85%	5.75%	6.90%	6.10%	6.00%
Rate of increase in future compensation(2)	3.90%	3.75%	3.50%	1.50%	1.40%	4.40%
To determine benefit expense (income) for the year
Discount rate	5.85%	5.75%	5.50%	6.10%	6.00%	5.75%
Assumed long-term rate of return on assets	7.25%	7.25%	7.50%	7.40%	7.10%	7.60%
Rate of increase in future compensation(2)	3.75%	3.50%	3.55%	1.40%	1.35%	4.55%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	7.20%	7.40%	8.30%
Ultimate rate	n/a	n/a	n/a	5.00%	4.70%	4.60%
Year ultimate rate reached	n/a	n/a	n/a	2018	2014	2014

(1)	Includes international plans which generally have higher rates than Canadian plans. The discount rate used to determine the 2008 benefit expense for all Canadian pension and other benefit plans was 5.6% (2007 — 5.5%; 2006 — 5.25%). The discount rate used for the 2008 end of year benefit obligation was 6.4% for all Canadian pension and other benefit plans (2007 — 5.60%; 2006 — 5.50%) and the assumed long-term rate of return on assets for all Canadian pension plans was 7.25% (2007 — 7.25%; 2006 — 7.25%).

(2)	The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.
Sensitivity analysis

	Pension plans		Other benefit plans
For the year ended October 31, 2008 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense

Impact of 1% decrease in discount rate	$714	$78	$150	$15
Impact of 1% decrease in assumed long-term rate of return on assets	n/a	50	n/a	2
Impact of 0.25% increase in rate of increase in future compensation	47	7	1	—
Impact of 1% increase in health care cost trend rate	n/a	n/a	118	21
Impact of 1% decrease in health care cost trend rate	n/a	n/a	(96)	(16)

Assets
The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk. A key factor in managing long-term investment risk is asset mix. Investing the pension assets in different asset classes and geographic regions helps to spread risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Within each asset class, investment management firms are hired and assigned specific mandates. To enhance diversification, several investment managers — including related-party managers — are typically used for each asset class.
     Pension plan asset mix guidelines are set for the long term, and are documented in each plan’s investment policy. Legislation places certain restrictions on asset mix — for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. The use of derivatives is generally prohibited without specific authorization; currently, the main use of derivatives is to hedge currency fluctuations associated with US equity holdings in the Canadian pension funds. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities; however, large asset class shifts are rare, and typically reflect a change in the pension plan’s situation (e.g. a plan termination). Actual asset mix is reviewed regularly, and rebalancing — as needed — back to the target asset mix is considered, generally, twice each year.
     The Bank’s other benefit plans are generally not funded; the relatively small assets for these other benefit plans are mostly related to programs in Mexico.
The Bank’s principal plans’ weighted-average actual and target asset allocations at the measurement date, by asset category, are as follows:

	Pension plans				Other benefit plans
	Target	Actual	Actual	Actual	Target	Actual	Actual	Actual
Asset category	2008	2008	2007	2006	2008	2008	2007	2006

Equity investments	64%	64%	65%	67%	37%	35%	24%	17%
Fixed income investments	35%	35%	34%	32%	63%	65%	76%	83%
Other	1%	1%	1%	1%	—%	—%	—	—

Total	100%	100%	100%	100%	100%	100%	100%	100%

2008 Scotiabank Annual Report     133

Consolidated Financial Statements

Actuarial valuations
Actuarial valuations for the Bank’s principal pension plans are generally required every three years. The most recent actuarial valuation of the Bank’s main pension plan was conducted as of November 1, 2006, and the date of the next required valuation is November 1, 2009 (this plan accounts for 69% of principal pension plans’ benefit obligation and 72% of principal pension plans’ fair value of assets). Actuarial valuations for the Bank’s principal other benefit plans are generally carried out every two to three years, with the most recent valuation completed as of July 31, 2008 for the other post-retirement benefits and July 31, 2006 for post-employment benefits. The next actuarial valuations are currently scheduled in fiscal 2009 for post-employment benefits and fiscal 2010 for post-retirement benefits.
Cash payments and contributions
In fiscal year 2008, the Bank made cash payments of $33 million (2007 — $216 million; 2006 — $404 million) to fund the principal defined benefit pension plans, including the payment of benefits to beneficiaries under the unfunded pension arrangements. The Bank also made cash payments of $57 million (2007 — $62 million; 2006 — $45 million) during the year to the principal other benefit plans, primarily in respect of benefit payments to beneficiaries under these plans. The Bank also made cash payments of $6 million (2007 — $5 million; 2006 — $3 million) to the principal defined contribution pension plans.

Earnings per common share

For the year ended October 31 ($ millions)	2008	2007	2006

Basic earnings per common share
Net income	$3,140	$4,045	$3,579
Preferred dividends paid	107	51	30

Net income available to common shareholders	$3,033	$3,994	$3,549

Average number of common shares outstanding (millions)	987	989	988

Basic earnings per common share(1)	$3.07	$4.04	$3.59

Diluted earnings per common share
Net income available to common shareholders	$3,033	$3,994	$3,549

Average number of common shares outstanding (millions)	987	989	988
Stock options potentially exercisable (millions)(2)	6	8	13

Average number of diluted common shares outstanding (millions)(3)	993	997	1,001

Diluted earnings per common share(1)	$3.05	$4.01	$3.55

(1)	Earnings per share calculations are based on full dollar and share amounts.

(2)	Reflects the potential dilutive effect of stock options granted under the Bank’s Stock Option Plans as determined under the treasury stock method.

Excludes options with Tandem SAR features as these options are expensed and recorded as liabilities. All other stock options are included in the computation.

(3)	Certain convertible instruments have not been included in the calculation since the Bank has the right to redeem them for cash prior to conversion date.

Related party transactions
In the ordinary course of business, the Bank provides normal banking services to its associated and other related corporations on terms similar to those offered to non-related parties.
     In Canada, loans are currently granted to directors, officers and employees at market terms and conditions. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers and employees of those foreign units at reduced rates or on preferred terms. Effective March 1, 2001, the Bank discontinued the practice of granting loans to officers and employees in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.
     Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan.
     Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in fiscal 2004, the Bank no longer grants stock options to non-officer directors. Refer to Note 17 — Stock-based compensation for further details of these plans.

Segmented results of operations
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Canadian Banking (formerly known as Domestic Banking), International Banking, and Scotia Capital.
     Canadian Banking provides a comprehensive array of retail and commercial banking services through branch and electronic delivery channels, to individuals and small to medium-sized businesses in Canada. The retail services include consumer and mortgage lending, credit and debit card services, savings, chequing and retirement products, personal trust services, retail brokerage, mutual funds and transaction services. In addition to credit, commercial clients are provided with deposit and cash management services.
     International Banking supplies retail and commercial banking services through branches, subsidiaries and foreign affiliates. The products, services and channels offered are generally the same as those in Canadian Banking.
     Scotia Capital is an integrated corporate and investment bank which services the credit, capital market and risk management needs of the Bank’s global relationships with large corporations, financial institutions and governments. The services provided include credit and related products, debt and equity underwriting, foreign exchange, derivative products, precious metals products and financial advisory services. Also, it conducts trading activities for its own account and provides short-term Canadian dollar funding for the Bank.
     The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.
     The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in

134     2008 Scotiabank Annual Report

these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.
     Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

For the year ended October 31, 2008 ($ millions)
	Canadian	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$4,324	$3,315	$1,120	$(1,185)	$7,574
Provision for credit losses	399	236	(5)	—	630
Other income	2,174	1,282	707	139	4,302

Net interest and other income	6,099	4,361	1,832	(1,046)	11,246
Depreciation and amortization	159	104	25	3	291
Other non-interest expenses	3,473	2,530	912	90	7,005

Income before the undernoted:	2,467	1,727	895	(1,139)	3,950
Provision for income taxes	743	422	108	(582)	691
Non-controlling interest in net income of subsidiaries	—	119	—	—	119

Net income	$1,724	$1,186	$787	$(557)	$3,140

Preferred dividends paid					107

Net income available to common shareholders(2)					$3,033

Total average assets ($ billions)	$175	$79	$164	$37	$455

For the year ended October 31, 2007 ($ millions)
	Canadian	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,855	$2,762	$1,160	$(679)	$7,098
Provision for credit losses	295	101	(101)	(25)	270
Other income	2,248	1,227	1,290	627	5,392

Net interest and other income	5,808	3,888	2,551	(27)	12,220
Depreciation and amortization	158	84	23	2	267
Other non-interest expenses	3,401	2,195	990	141	6,727

Income before the undernoted:	2,249	1,609	1,538	(170)	5,226
Provision for income taxes	685	241	413	(276)	1,063
Non-controlling interest in net income of subsidiaries	—	118	—	—	118

Net income	$1,564	$1,250	$1,125	$106	$4,045

Preferred dividends paid					51

Net income available to common shareholders(2)					$3,994

Total average assets ($ billions)	$154	$66	$152	$31	$403

For the year ended October 31, 2006 ($ millions)
	Canadian	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,682	$2,306	$951	$(531)	$6,408
Provision for credit losses	279	60	(63)	(60)	216
Other income	1,935	939	1,437	489	4,800

Net interest and other income	5,338	3,185	2,451	18	10,992
Depreciation and amortization	143	62	23	2	230
Other non-interest expenses	3,326	1,865	932	90	6,213

Income before the undernoted:	1,869	1,258	1,496	(74)	4,549
Provision for income taxes	581	98	443	(250)	872
Non-controlling interest in net income of subsidiaries	—	98	—	—	98

Net income	$1,288	$1,062	$1,053	$176	$3,579

Preferred dividends paid					30

Net income available to common shareholders(2)					$3,549

Total average assets ($ billions)	$136	$56	$130	$29	$351

(1)	Includes revenues from all other smaller operating segments of ($224) in 2008 (2007 — $594; 2006 — $372), and net income/(loss) of ($200) in 2008 (2007 — $316; 2006 — $209). As well, includes corporate adjustments such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes of $416 in 2008 (2007 — $531; 2006 — $440), changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Commencing in 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.

2008 Scotiabank Annual Report     135

Consolidated Financial Statements
Geographical segmentation(1)
The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

		United		Other
For the year ended October 31, 2008 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,471	$236	$903	$2,627	$8,237
Provision for credit losses	388	16	141	85	630
Other income	2,614	(202)	478	1,137	4,027
Non-interest expenses	4,315	200	793	1,982	7,290
Provision for income taxes	344	(98)	122	369	737
Non-controlling interest in net income of subsidiaries	—	—	9	110	119

	$2,038	$(84)	$316	$1,218	$3,488

Preferred dividends paid					97
Corporate adjustments					(358)

Net income available to common shareholders					$3,033

Total average assets ($ billions)	$293	$30	$20	$102	$445

Corporate adjustments					10

Total average assets, including corporate adjustments					$455

		United		Other
For the year ended October 31, 2007 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,294	$152	$887	$2,012	$7,345
Provision for credit losses	295	(91)	68	23	295
Other income	3,084	698	478	930	5,190
Non-interest expenses	4,285	224	723	1,712	6,944
Provision for income taxes	474	215	51	225	965
Non-controlling interest in net income of subsidiaries	—	—	12	106	118

	$2,324	$502	$511	$876	$4,213

Preferred dividends paid					46
Corporate adjustments					(173)

Net income available to common shareholders					$3,994

Total average assets ($ billions)	$265	$29	$21	$81	$396

Corporate adjustments					7

Total average assets, including corporate adjustments					$403

		United		Other
For the year ended October 31, 2006 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,029	$71	$802	$1,656	$6,558
Provision for credit losses	273	(41)	27	17	276
Other income	2,883	581	403	726	4,593
Non-interest expenses	4,110	241	630	1,448	6,429
Provision for income taxes	478	138	(17)	153	752
Non-controlling interest in net income of subsidiaries	—	—	15	83	98

	$2,051	$314	$550	$681	$3,596

Preferred dividends paid					24
Corporate adjustments					(23)

Net income available to common shareholders					$3,549

Total average assets ($ billions)	$227	$31	$21	$66	$345

Corporate adjustments					6

Total average assets, including corporate adjustments					$351

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

136     2008 Scotiabank Annual Report

Guarantees, commitments and contingent liabilities
(a) Guarantees
A guarantee is a contract that contingently requires the guarantor to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of an event, that is related to an asset, liability or equity security held by the guaranteed party, (ii) an indemnification provided to the third party with the characteristics listed above, (iii) another entity’s failure to perform under an obligating agreement, or (iv) another entity’s failure to perform in relation to its indebtedness. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	2008	2007
	Maximum potential	Maximum potential
	amount of future	amount of future
As at October 31 ($ millions)	payments(1)	payments(1)

Standby letters of credit and letters of guarantee	$27,808	$18,435
Liquidity facilities	18,311	22,475
Derivative instruments	1,738	1,361
Securitizations	170	170
Indemnifications	565	500

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.
(i) Standby letters of credit and letters of guarantee
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2008, $8 million (2007 —$11 million) was included in other liabilities in the Consolidated Balance Sheet with respect to these guarantees.
(ii) Liquidity facilities
The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Generally, these facilities have a term of up to one year. Of the $18,311 million (2007 — $22,475 million) in backstop liquidity facilities provided to asset-backed commercial paper conduits, 93% (2007 — 89%) is committed liquidity for the Bank’s sponsored conduits.
     The Bank provides partial credit enhancements in the form of financial standby letters of credit to commercial paper conduits, administered by the Bank. As at October 31, 2008, these credit enhancements amounted to $1,269 million (2007 — $1,187 million) and are considered liquidity facilities in the above table. The credit enhancements are provided to ensure a high investment grade credit rating is achieved for notes issued by the conduits. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.
(iii) Derivative instruments
The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if a default or other defined triggering event occurs. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2008, $405 million (2007 — $57 million) was included in derivative instruments in the Consolidated Balance Sheet with respect to these derivative instruments.
(iv) Securitizations
The Bank’s revolving securitization agreements may require payments to be made to the trusts under certain limited circumstances. These guarantees will be outstanding for the remaining term to maturity of the trusts’ securitization notes, which is on average 16 months. These payments are contingent on failure to maintain a minimum pool size due to the occurrence of certain limited predefined events.
(v) Indemnifications
In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In such contracts, the Bank may indemnify counterparties to the contracts for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur, such as changes in laws and regulations (including tax legislation), changes in financial condition of third parties, infringements and breaches of representations and warranties, undisclosed liabilities, and loss caused by the actions of third parties, or as a result of litigation claims by third parties. These indemnification provisions will vary based upon the contract. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2008, $7 million (2007 — $10 million) was included in other liabilities in the Consolidated Balance Sheet with respect to indemnifications.

2008 Scotiabank Annual Report     137

Consolidated Financial Statements
(b) Other indirect commitments
In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Balance Sheet. These may include:
•	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed;

•	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;

•	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and

•	Security purchase commitments which require the Bank to fund future investments.
These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.
The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Balance Sheet.

As at October 31 ($ millions)	2008(1)	2007(2)

Commercial letters of credit	$1,868	$1,186
Commitments to extend credit(2)
Original term to maturity of one year or less	68,736	67,861
Original term to maturity of more than one year	61,497	46,388
Securities lending	8,975	10,965
Security purchase and other commitments	1,986	1,676

Total	$143,062	$128,076

(1)	Amounts relating to variable interest entities are disclosed in Note 6.

(2)	Includes liquidity facilities, net of credit enhancements.
(c) Lease commitments and other executory contracts
Minimum future rental commitments at October 31, 2008, for buildings and equipment under long-term, non-cancellable leases are shown below.

For the year ($ millions)

	2009	$193
	2010	169
	2011	140
	2012	112
	2013	85
	2014 and thereafter	282

	Total	$981

Building rent expense, net of rental income from subleases, included in the Consolidated Statement of Income was $217 million (2007 — $197 million; 2006 — $181 million). In addition, the Bank and its subsidiaries have entered into certain long-term executory contracts relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.
(d) Assets pledged and repurchase agreements
In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. Details of these activities are shown below.

As at October 31 ($ millions)	2008	2007

Assets pledged to:
Bank of Canada(1)	$20	$30
Foreign governments and central banks(1)	12,123	3,011
Clearing systems, payment systems and depositories(1)	1,498	1,629
Assets pledged in relation to exchange-traded derivative transactions	284	179
Assets pledged as collateral related to securities borrowed, and securities lent	22,237	29,585
Assets pledged in relation to over-the-counter derivative transactions	7,382	4,049
Other	1,764	1,692

Total assets pledged	$45,308	$40,175
Obligations related to securities sold under repurchase agreements	36,506	28,137

Total	$81,814	$68,312

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged or lodged to have access to the facilities of central banks in foreign jurisdictions.

138     2008 Scotiabank Annual Report

(e) Litigation
In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants.
     In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or results of operations of the Bank.

Financial instruments — risk management
The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank has a comprehensive risk management framework to monitor, evaluate and manage these risks. This risk management framework has four main components, as follows:
•	extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank’s Board of Directors, either directly or through the Executive and Risk Committee, (the Board);

•	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;

•	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and

•	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.
     Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 25. Note 27 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading activities and asset/liability management including hedging.
(a) Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s credit risk strategy and credit risk policy are developed by its Global Risk Management (GRM) department and are reviewed and approved by the Board on an annual basis. The credit risk strategy defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk strategy are to ensure that, for the Bank, including the individual business lines:
•	target markets and product offerings are well defined;

•	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

•	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.
     The credit risk policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, the calculation of the allowance for credit losses and the authorization of writeoffs. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.
     The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail — term lending, unsecured revolving) and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade level. Further details on credit risk relating to derivatives are provided in Note 27(c).

2008 Scotiabank Annual Report     139

Consolidated Financial Statements
(i) Credit risk exposures
Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. All material portfolios in Canada, US and Europe are treated under the advanced internal ratings based approach (AIRB) and the remaining portfolios including other international portfolios are treated under the Standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience, for probability of default (PD), loss given default (LGD) and exposure at default (EAD), as defined below:
•	EAD: Generally represents the expected gross exposure outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

•	PD: Measures the likelihood that a borrower will default within a 1-year time horizon, expressed as a percentage.

•	LGD: Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
     Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures. Standardized risk weights also takes into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

	Exposure at default(1)
		Undrawn	Other
As at October 31 ($ millions)	Drawn(2)	commitments	exposures(3)	Total

By counterparty type
Non-retail
AIRB portfolio
Corporate	$68,024	$39,855	$52,400	$160,279
Bank	23,736	16,480	29,256	69,472
Sovereign(4)	46,111	4,038	3,149	53,298

	137,871	60,373	84,805	283,049

Standardized portfolio
Corporate	49,593	4,079	2,542	56,214
Bank	9,276	109	361	9,746
Sovereign	11,754	309	5	12,068

	70,623	4,497	2,908	78,028

Total non-retail	$208,494	$64,870	$87,713	$361,077

Retail
AIRB portfolio
Real estate secured	$78,423	$221	$—	$78,644
Qualifying revolving	12,051	7,076	—	19,127
Other retail	9,754	23	—	9,777

	100,228	7,320	—	107,548

Standardized portfolio
Real estate secured	23,697	—	—	23,697
Other retail	13,699	220	—	13,919

	37,396	220	—	37,616

Total retail	$137,624	$7,540	—	$145,164

Total	$346,118	$72,410	$87,713	$506,241

By geography(5)
Canada	$199,672	$44,376	$34,722	$278,770
United States	34,262	17,949	37,240	89,451
Mexico	13,858	332	947	15,137
Other International
Europe	26,298	4,637	8,551	39,486
Caribbean	27,085	1,632	2,071	30,788
Latin America (excluding Mexico)	20,751	844	1,058	22,653
All Other	24,192	2,640	3,124	29,956

Total	$346,118	$72,410	$87,713	$506,241

(1)	After credit risk mitigation, Basel II approaches, excludes available-for-sale equity securities and other assets.

(2)	Includes loans, acceptances, deposits with banks and available-for-sale debt securities.

(3)	Not applicable for retail exposures. Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral.

(4)	AIRB drawn and undrawn exposures include government guaranteed mortgages.

(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

140     2008 Scotiabank Annual Report

Balance sheet asset categories cross-referenced to credit risk exposures
The table below provides a mapping of on-balance sheet asset categories that are included in the various Basel II exposure categories as presented in the credit exposure summary table on page 140 of these financial statements. The amounts for Basel II purposes do not include certain assets such as cash, precious metals, available-for-sale equity securities and other assets. Also excluded from Basel II credit exposures are all trading book assets and assets of the Bank’s insurance subsidiaries.

	Balance sheet asset exposures
	Drawn(1)			Other exposures
					Repo-style
As at October 31, 2008 ($ millions)	Non-retail		Retail	Securitization	transactions	Derivatives

Deposits with banks	$28,208		$—	$—	$5,132	$—
Available-for-sale debt securities	20,201		6,066	9,724	—	—
Residential mortgages	33,959	(2)	80,836	—	—	—
Personal and credit cards loans	—		50,603	—	—	—
Securities purchased under resale agreements	—		—	—	19,445	—
Business and government loans	114,157		—	194	3,228	—
Customers’ liability under acceptances	11,969		—	—	—	—
Derivative instruments	—		—	—	—	44,810
Other assets	—		119	—	—	—

Total	$208,494		$137,624	$9,918	$27,805	$44,810

(1)	Gross of allowances for credit losses for AIRB exposures and net of specific allowances for standardized exposures.

(2)	Includes $33.2 billion in mortgages guaranteed by Canada Mortgage Housing Corporation.
(ii) Credit quality of non-retail exposures
Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.
     The Bank’s non-retail portfolio is well diversified by industry. As at October 31, 2008, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies.
Internal grades are used to differentiate the risk of default of borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings
Equivalent External Ratings
Internal Grades	Moodys	S&P

Investment grade
99 - 98	Aaa to Aa1	AAA to AA+
95 - 90	Aa2 to A3	AA to A-
87 - 83	Baa1 to Baa3	BBB+ to BBB-

Non-investment grade
80 - 75	Ba1 to Ba3	BB+ to BB-
73 - 70	B1 to B3	B+ to B-

Watch List
65 - 30
Default
27 - 21

2008 Scotiabank Annual Report     141

Consolidated Financial Statements
Non-retail AIRB portfolio
The credit quality of the non-retail AIRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

As at October 31 ($ millions)	Exposure at default(1)
		Undrawn	Other
Category of internal grades	Drawn	commitments	exposures(2)	Total

Investment grade	$65,615	$44,629	$78,660	$188,904
Non-investment grade	36,757	12,266	5,568	54,591
Watch list	2,009	379	348	2,736
Default	258	28	11	297

Total, excluding residential mortgages	$104,639	$57,302	$84,587	$246,528
Government guaranteed residential mortgages(3)	33,232	3,071	—	36,303

Total	$137,871	$60,373	$84,587	$282,831

(1)	After credit risk mitigation.

(2)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitizations (excluding first loss protection of $218) and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.

(3)	Under Basel II, these exposures are classified as sovereign exposure and included in the non-retail category.
Non-retail standardized portfolio
Non-retail standardized portfolio as at October 31, 2008 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $78 billion. Exposures to most Corporate / Commercial counterparties mainly in the Caribbean and Latin American region, are to non-investment grade counterparties based on the Bank’s internal grading systems.
(iii) Credit quality of retail exposures
The Bank’s credit underwriting methodology and risk modeling in Canada is customer rather than product focused. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive scoring models. Individual credit requests are processed by proprietary adjudication software designed to calculate the maximum debt for which a customer qualifies.
     The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. As at October 31, 2008, the amount of retail loans that were past due but not impaired was not significant.
Retail AIRB portfolio
The data in the table below provides a distribution of the retail AIRB exposure within each PD grade by exposure class:

As at October 31 ($ millions)			Exposure at default(1)
		Real estate secured		Qualifying	Other
Category of (PD) grades	PD range	Mortgages	Line of credit	revolving	retail	Total

Very low	0.0000 - 0.2099%	$49,440	$12,513	$7,755	$4,506	$74,214
Low	0.2100 - 0.4599%	8,204	1,039	3,860	2,071	15,174
Medium	0.4600 - 3.1999%	5,921	849	6,406	2,686	15,862
High	3.2000 - 17.2899%	342	227	599	300	1,468
Very high	17.2900 - 99.9999%	—	—	395	123	518
Default	100%	93	16	112	91	312

Total		$64,000	$14,644	$19,127	$9,777	$107,548

(1)	After credit risk mitigation.
Retail standardized portfolio
Retail standardized portfolio of $38 billion as at October 31, 2008 was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the $38 billion standardized retail exposures, $24 billion was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.
142     2008 Scotiabank Annual Report

(iv) Collateral
Collateral held
In the normal course of business, the Bank receives collateral on certain transactions to reduce its exposure to counterparty credit risk. The Bank is normally permitted to sell or repledge the collateral it receives under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities.
Collateral pledged
In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 23(d) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities. Standard risk management controls are applied with respect to asset pledging.
(b) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.
     The key elements of the Bank’s liquidity risk management framework include:
•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, (see table below) which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, Canada-systemic, and global-systemic scenarios; and

•	liquidity contingency planning.
     The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.
(i) Liquid assets
The table below shows the Bank’s liquid assets:

	2008
	Canadian	Foreign
As at October 31 ($ millions)	dollar	currency	Total

Cash and deposits with the Bank of Canada	$498	$3,064	$3,562
Deposits with other banks	1,654	32,102	33,756
Securities	46,558	21,298	67,856
Call and short loans	—	1,087	1,087

	$48,710	$57,551	$106,261

Liquid assets as a % of total assets			20.9%

(ii) Contractual maturities
The table below shows the contractual maturities of certain of the Bank’s financial liabilities:

	2008
	Payable on	Payable after	Payable in less	Payable in one	Payable in greater
As at October 31 ($ millions)	demand	notice	than one year	to five years	than five years	Total

Deposits	$37,157	$52,312	$186,818	$63,659	$6,634	$346,580
Subordinated debentures	—	—	—	252	4,100	4,352
Capital instrument liabilities	—	—	—	—	500	500

Total	$37,157	$52,312	$186,818	$63,911	$11,234	$351,432

(iii) Commitments to extend credit
In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Balance Sheet, are subject to normal credit standards, financial controls and monitoring procedures. As at October 31, 2008, the majority of commitments to extend credit had a remaining term to maturity of less than one year.
(iv) Derivative instruments
The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note 27(b).

2008 Scotiabank Annual Report     143

Consolidated Financial Statements
(c) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The LCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.
     The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.
     VaR is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 75 stress tests on a daily basis, and more than 200 stress tests on a monthly basis.
     Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers. Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate-sensitive assets, liabilities and derivative instruments are assigned to defined time periods, on the earlier of contractual repricing or maturity dates on the basis of expected repricing dates.
(i) Interest rate risk
Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer. The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits.
144     2008 Scotiabank Annual Report

Interest rate sensitivity gap
The following table summarizes carrying amounts of balance sheet assets, liabilities and equity, and derivative instrument notional amounts in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and reclassify the Bank’s trading instruments to the Immediately rate sensitive and Within 3 months categories.

	Immediately	Within	Three to	One to	Over	Non-rate
As at October 31, 2008 ($ millions)	rate sensitive(1)	3 months	12 months	5 years	5 years	sensitive		Total

Cash resources	$700	$26,552	$4,570	$468	$17	$5,011		$37,318
Trading securities	—	3,424	4,847	10,988	9,747	19,286		48,292
Securities, other than trading	1,111	6,701	4,858	15,920	7,022	4,131	(2)	39,743
Securities purchased under resale agreements	—	18,974	477	—	—	—		19,451
Loans	37,355	140,070	31,571	72,144	7,672	(132	)(3)	288,680
Other assets	—	—	—	—	—	74,141	(4)	74,141

Total assets	$39,166	$195,721	$46,323	$99,520	$24,458	$102,437		$507,625

Deposits	$36,052	$198,212	$45,561	$51,215	$3,046	$12,494		$346,580
Obligations related to securities sold under repurchase agreements	—	35,998	508	—	—	—		36,506
Obligations related to securities sold short	—	751	563	3,296	6,445	645		11,700
Subordinated debentures	—	—	586	3,228	538	—		4,352
Capital instrument liabilities	—	—	—	500	—	—		500
Other liabilities	—	—	—	—	—	86,345	(4)	86,345
Shareholders’ equity	—	—	—	—	—	21,642	(4)	21,642

Total liabilities and shareholders’ equity	$36,052	$234,961	$47,218	$58,239	$10,029	$121,126		$507,625

On-balance sheet gap	3,114	(39,240)	(895)	41,281	14,429	(18,689)		—
Derivative instruments	—	12,400	(2,321)	(10,486)	407	—		—

Interest rate sensitivity gap based on contractual repricing	3,114	(26,840)	(3,216)	30,795	14,836	(18,689)		—
Adjustment to expected repricing	10,013	36,501	(6,716)	(27,657)	(6,531)	(5,610)		—
Total interest rate sensitivity gap	$13,127	$9,661	$(9,932)	$3,138	$8,305	$(24,299)		$—
Cumulative gap	$13,127	$22,788	$12,856	$15,994	$24,299	$—		$—

As at October 31, 2007 ($ millions)

Total interest rate sensitivity gap(5)	$17,493	$(2,865)	$(6,980)	$14,858	$2,614	$(25,120)		$—
Cumulative gap(5)	$17,493	$14,628	$7,648	$22,506	$25,120	$—		$—

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.

(2)	This represents common shares, preferred shares, and equity accounted investments.

(3)	This represents net impaired loans, less the general allowance.

(4)	This includes non-financial instruments.

(5)	Certain comparative amounts have been reclassified to conform with current period presentation.

2008 Scotiabank Annual Report      145

Consolidated Financial Statements
Average effective yields by the earlier of the contractual repricing or maturity dates
The following tables summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following interest rate-sensitive financial instruments:

	Immediately	Within	Three to	One to	Over
As at October 31, 2008	rate sensitive	3 months	12 months	5 years	5 years	Total

Cash resources	3.1%	2.2%	5.1%	3.2%	2.7%	2.6%
Trading securities	—	4.4	2.9	4.6	5.2	4.5
Securities, other than trading(2)	4.0	4.9	4.6	4.7	6.6	5.1
Securities purchased under resale agreements	—	3.6	3.2	—	—	3.6
Loans(3)	5.6	5.2	5.7	6.0	7.9	5.6

Deposits(4)	2.9	3.3	3.8	4.6	3.1	3.5
Obligations related to securities sold under repurchase agreements(4)	—	3.3	5.6	—	—	3.3
Obligations related to securities sold short	—	1.7	2.0	2.9	4.3	3.6
Subordinated debentures(4)	—	—	4.8	5.5	5.6	5.4	(1)
Capital instrument liabilities(4)	—	—	—	7.3	—	7.3

	Immediately	Within	Three to	One to	Over
As at October 31, 2007	rate sensitive	3 months	12 months	5 years	5 years	Total

Cash resources	4.9%	4.4%	5.2%	4.7%	5.0%	4.6%
Trading securities	—	6.5	4.9	5.0	5.7	5.5
Securities, other than trading(2)	5.5	5.1	5.4	5.5	6.2	5.6
Securities purchased under resale agreements	—	4.9	5.3	—	—	4.9
Loans(3)	6.6	6.5	6.1	5.8	8.2	6.3

Deposits(4)	3.8	4.3	4.4	4.0	4.1	4.2
Obligations related to securities sold under repurchase agreements(4)	—	5.2	5.4	—	—	5.2
Obligations related to securities sold short	—	4.1	4.3	4.0	4.6	4.3
Subordinated debentures(4)	—	—	5.9	5.6	8.6	6.6	(1)
Capital instrument liabilities(4)	—	—	—	7.3	—	7.3

(1)	After adjusting for the impact of related derivatives, the yield was 5.4% (2007 — 5.5%).

(2)	Yields are based on cost or amortized cost and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.

(3)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any unearned income.

(4)	Yields are based on book values and contractual rates.
Interest rate sensitivity
Based on the Bank’s interest rate positions as at October 31, 2008, the following table shows the potential after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 basis point increase and decrease in interest rates across all currencies.

	2008 increase (decrease)
		Economic
As at October 31 ($ millions)	Net income	value of equity

100 bp increase	$89.3	$(372.5)
100 bp decrease	$(99.5)	$345.8

146     2008 Scotiabank Annual Report

(ii) Non-trading foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. Non-trading foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the LCO reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.
     The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The LCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.
     As at October 31, 2008, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $38 million in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $174 million as at October 31, 2008, net of hedging.
(iii) Equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.
     The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio, VaR, and stress-test limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.
     The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the LCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to Scotia Cassels Investment Counsel Limited and other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.
     The fair value of available-for-sale equity securities is shown in Note 3.
(iv) Trading portfolio risk management
The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.
     Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.
     Trading portfolios are marked-to-market in accordance with the Bank’s valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by back office or GRM units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, a one-day holding period and historical simulations based on 300 days of market data. This means that, on average, the trading book may lose more than the VaR about once every 100 days. The table below shows the Bank’s VaR by risk factor:
One-day VaR by risk factor

	As at	For the year ended
	October 31,	October 31, 2008
($ millions)	2008	Average	High	Low

Interest rate	$23.8	$14.2	$25.0	$9.7
Equities	4.9	4.8	24.9	2.1
Foreign exchange	1.7	1.1	4.7	0.4
Commodities	3.4	3.1	4.7	1.9
Diversification	(7.3)	(6.4)	N/A	N/A

All-Bank VaR	$26.5	$16.8	$30.4	$10.8

2008 Scotiabank Annual Report     147

Consolidated Financial Statements

Financial instruments — fair value
Fair value is normally defined as the amount of consideration that would be agreed upon in an arms-length transaction between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is quoted bid or ask prices in an active market. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models, normally with observable market-based inputs, are used to estimate fair value. Financial instruments traded in a less active market have been valued using indicative market prices, present value or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.
     Changes in interest rates and credit spreads are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to book value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For available-for-sale securities, derivatives and financial instruments held for trading purposes, the carrying value is adjusted regularly to reflect the fair value.
     The book value of certain financial assets and financial liabilities that are carried at cost or amortized cost may exceed their fair value due primarily to changes in interest rates and credit spreads. In such instances, the Bank does not reduce the book value of these financial assets and financial liabilities to their fair value as it is the Bank’s intention to hold them until there is a recovery of fair value, which may be to maturity.
Fair value of financial instruments
The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2008			2007
	Total	Total	Favourable/	Total	Total	Favourable/
	fair	carrying	(Unfavour-	fair	carrying	(Unfavour-
As at October 31 ($ millions)	value	value	able)	value	value	able)

Assets:
Cash resources	$37,318	$37,318	$—	$29,195	$29,195	$—
Securities	88,035	88,035	—	88,835	88,835	—
Securities purchased under resale agreements	19,451	19,451	—	22,542	22,542	—
Loans	288,624	288,680	(56)	226,731	227,147	(416)
Customers’ liability under acceptances	11,969	11,969	—	11,538	11,538	—
Derivative Instrument (Note 27)	44,810	44,810	—	21,960	21,960	—
Other	7,396	7,396	—	4,180	4,180	—
Liabilities:
Deposits	347,242	346,580	(662)	288,726	288,458	(268)
Acceptances	11,969	11,969	—	11,538	11,538	—
Obligations related to securities sold under repurchase agreements	36,506	36,506	—	28,137	28,137	—
Obligations related to securities sold short	11,700	11,700	—	16,039	16,039	—
Other	29,805	29,805	—	20,722	20,722	—
Subordinated debentures	4,155	4,352	197	1,788	1,710	(78)
Capital instrument liabilities	522	500	(22)	529	500	(29)
Derivatives Instruments (Note 27)	42,811	42,811	—	24,689	24,689	—

Determination of fair value
The following methods and assumptions were used to estimate the fair values of financial instruments (refer to Note 27(d) for fair value of derivative instruments).
     The fair values of cash resources, securities purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements, acceptances and other liabilities are assumed to approximate their carrying values, due to their short-term nature.
     Fair values of securities are disclosed in Note 3 for those securities that have quoted market prices; for available-for-sale equity securities that have no quoted market prices, the amounts reflected in the table above include such securities at cost. The fair value of obligations related to securities sold short is assumed to be equal to their book value as they are carried at fair value. These fair values are based on quoted prices, when available. When a quoted price is not readily available, fair values are estimated using quoted market prices of similar securities, or other valuation techniques.
     The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated. The particular valuation methods used are as follows:
•	For floating rate loans, potential adjustments for credit spread changes are not considered when estimating fair values. Therefore, fair value is assumed to be equal to book value.

•	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.
     The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are not adjusted for credit spread changes. Therefore, fair value is assumed to equal book value for these types of deposits. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.
     The fair values of subordinated debentures and capital instrument liabilities are determined by reference to quoted market prices. When quoted market prices are not available, fair values are estimated using current market prices for debt with similar terms and risks.
148     2008 Scotiabank Annual Report

Items designated as trading
The Bank has elected to designate certain portfolios of assets and liabilities as trading which are carried at fair value with changes in fair values recorded in income.
     The Bank’s trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these loans was $7.5 billion as at October 31, 2008 (October 31, 2007 — $4.1 billion; November 1, 2006 — $3.3 billion). The change in fair value that was recorded through trading income for the year ended October 31, 2008 was a loss of $1,765 million (October 31, 2007 — gain of $234 million). These changes in fair value were substantially offset by the changes in the fair value of the related credit derivatives.
     The Bank’s trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these loans was $56 million as at October 31, 2008 (October 31, 2007 — $151 million; November 1, 2006 — $164 million). The change in fair value that was recorded through trading income for the year ended October 31, 2008 was a loss of $3 million (October 31, 2007 — gain of $11 million).
     The Bank has classified certain debt and equity investments as trading securities to reduce an accounting mismatch between these assets and fair value changes in related derivatives. The fair value of these trading securities was $565 million as at October 31, 2008 (October 31, 2007 — $39 million; November 1, 2006 — nil). The change in fair value that was recorded through trading income for the year ended October 31, 2008 was a loss of $41 million (October 31, 2007 — loss of less than $1 million).
     The Bank has classified certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these liabilities was $297 million as at October 31, 2008 (October 31, 2007 — $847 million; November 1, 2006 — $785 million). The change in fair value that was recorded through net interest income for the year ended October 31, 2008 was a loss of $15 million (October 31, 2007 — gain of $4 million). The change in fair value, which is mainly attributable to changes in interest rates, was substantially offset by the change in fair value of the related derivatives. As at October 31, 2008, the Bank is contractually obligated to pay $295 million to the holders of the notes at maturity (October 31, 2007 — $853 million; November 1, 2006 — $789 million).

Derivative instruments
(a) Notional amounts
The following table provides the aggregate notional amounts of derivative instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those used in the Bank’s asset/liability risk management process (ALM), which includes derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Credit derivatives within other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Other derivative contracts — other includes precious metals other than gold, and other commodities including base metal derivatives.

	2008			2007
As at October 31 ($ millions)	Trading	ALM	Total	Trading	ALM	Total

Interest rate contracts
Exchange-traded:
Futures	$65,209	$6,750	$71,959	$74,620	$12,706	$87,326
Options purchased	20,045	—	20,045	3,378	—	3,378
Options written	24,604	—	24,604	9,702	—	9,702

	109,858	6,750	116,608	87,700	12,706	100,406

Over-the-counter:
Forward rate agreements	30,509	1,404	31,913	23,387	9,688	33,075
Swaps	649,302	92,430	741,732	468,382	96,883	565,265
Options purchased	49,984	2,383	52,367	49,378	5,663	55,041
Options written	37,700	1,375	39,075	28,192	353	28,545

	767,495	97,592	865,087	569,339	112,587	681,926

Total	$877,353	$104,342	$981,695	$657,039	$125,293	$782,332

Foreign exchange and gold contracts
Exchange-traded:
Futures	$4,239	$—	$4,239	$9,548	$—	$9,548
Options purchased	293	—	293	56	—	56
Options written	262	—	262	72	—	72

	4,794	—	4,794	9,676	—	9,676

Over-the-counter:
Spot and forwards	261,911	24,279	286,190	254,239	13,158	267,397
Swaps	84,695	42,310	127,005	63,345	34,168	97,513
Options purchased	4,358	—	4,358	2,567	—	2,567
Options written	4,646	—	4,646	2,526	—	2,526

	355,610	66,589	422,199	322,677	47,326	370,003

Total	$360,404	$66,589	$426,993	$332,353	$47,326	$379,679

Other derivative contracts
Equity: over-the-counter	$22,921	$2,931	$25,852	$34,382	$3,928	$38,310
Credit: over-the-counter	119,583	816	120,399	79,135	1,490	80,625
Other	6,959	43	7,002	6,078	43	6,121

Total	$149,463	$3,790	$153,253	$119,595	$5,461	$125,056

Total notional amounts outstanding	$1,387,220	$174,721	$1,561,941	$1,108,987	$178,080	$1,287,067

2008 Scotiabank Annual Report     149

Consolidated Financial Statements
(b) Remaining term to maturity
The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type:

	Within	One to	Over
As at October 31, 2008 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$58,968	$12,991	$—	$71,959
Forward rate agreements	31,913	—	—	31,913
Swaps	257,450	353,842	130,440	741,732
Options purchased	58,651	13,169	592	72,412
Options written	47,497	11,987	4,195	63,679

	454,479	391,989	135,227	981,695

Foreign exchange and gold contracts
Futures	2,602	1,637	—	4,239
Spot and forwards	275,526	9,875	789	286,190
Swaps	38,984	52,889	35,132	127,005
Options purchased	4,302	349	—	4,651
Options written	4,524	384	—	4,908

	325,938	65,134	35,921	426,993

Other derivative contracts

Equity	19,485	6,035	332	25,852
Credit	12,337	48,354	59,708	120,399
Other	4,862	2,140	—	7,002

	36,684	56,529	60,040	153,253

Total	$817,101	$513,652	$231,188	$1,561,941

	Within	One to	Over
As at October 31, 2007 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$43,804	$43,522	$—	$87,326
Forward rate agreements	32,677	398	—	33,075
Swaps	188,392	270,222	106,651	565,265
Options purchased	49,353	8,780	286	58,419
Options written	26,151	7,829	4,267	38,247

	340,377	330,751	111,204	782,332

Foreign exchange and gold contracts
Futures	5,731	3,817	—	9,548
Spot and forwards	257,560	9,045	792	267,397
Swaps	13,905	55,922	27,686	97,513
Options purchased	2,547	76	—	2,623
Options written	2,502	96	—	2,598

	282,245	68,956	28,478	379,679

Other derivative contracts

Equity	34,432	3,474	404	38,310
Credit	9,447	28,472	42,706	80,625
Other	3,656	2,465	—	6,121

	47,535	34,411	43,110	125,056

Total	$670,157	$434,118	$182,792	$1,287,067

150      2008 Scotiabank Annual Report

(c) Credit risk
As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.
     Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.
     The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to other financial assets.
     The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.
     To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure.
     The Bank applies limits to each counterparty, measures exposure as the current positive fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. Investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2008.
     Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquire exposure to bond or loan assets, while credit protection is bought to manage or mitigate credit exposures.
The following table summarizes the credit exposure of the Bank’s over-the-counter derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.
     The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Other derivative contracts — other includes precious metals other than gold, and other commodities including base metal derivatives.

	2008			2007
				Credit
		Credit risk	Potential	equivalent			Credit
		amount	future	amount	Credit risk		equivalent
	Notional	(CRA)	exposure	(CEA)	amount		amount
As at October 31 ($ millions)	amount	(a)	(b)	(a) + (b)	(CRA)		(CEA)

Interest rate contracts
Futures	$71,959	$—	$—	$—	$—		$—
Forward rate agreements	31,913	20	—	20	9		17
Swaps	741,732	10,197	3,438	13,635	3,470		6,218
Options purchased	72,412	351	75	426	147		195
Options written	63,679	—	—	—	—		—

	981,695	10,568	3,513	14,081	3,626		6,430

Foreign exchange and gold contracts
Futures	4,239	—	—	—	—		—
Spot and forwards	286,190	13,053	2,910	15,963	7,579		10,264
Swaps	127,005	6,662	5,670	12,332	8,652		13,664
Options purchased	4,651	375	60	435	158		188
Options written	4,908	—	—	—	—		—

	426,993	20,090	8,640	28,730	16,389		24,116

Other derivative contracts
Equity	25,852	1,936	1,527	3,463	667		2,986
Credit	120,399	11,067	6,767	17,834	1,058		5,441
Other	7,002	1,149	560	1,709	220		699

	153,253	14,152	8,854	23,006	1,945		9,126

Total derivatives	$1,561,941	$44,810	$21,007	$65,817	$21,960		$39,672

Less: impact of master netting and collateral		24,076	13,220	37,296	12,886	(1)	19,114	(1)

Total		$20,734	$7,787	$28,521	$9,074	(1)	$20,558	(1)

Total risk weighted assets(2)				9,653			6,325

(1)	Amounts have been reclassified to conform with the current presentation.

(2)	Comparative risk weighted assets for 2007 were determined in accordance with Basel I rules.

2008 Scotiabank Annual Report     151

Consolidated Financial Statements
(d) Fair value
Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.
     The determination of the fair value of derivatives includes consideration, on a portfolio basis, of customer credit risk and ongoing direct costs over the life of the instruments.
The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives used in the Bank’s asset/liability risk management process (ALM).

	2008		2008		2007

	Average fair value(1)		Year-end fair value		Year-end fair value

As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable		Unfavourable

Trading
Interest rate contracts
Forward rate agreements	$17	$12	$20	$24	$7		$15
Swaps	5,573	5,520	9,345	9,508	3,006		2,828
Options	274	267	350	342	143		143

	5,864	5,799	9,715	9,874	3,156		2,986

Foreign exchange and gold contracts
Forwards	6,025	5,299	12,424	11,445	7,466		7,013
Swaps	5,144	4,451	4,668	5,061	6,725		5,876
Options	186	168	375	396	158		103

	11,355	9,918	17,467	16,902	14,349		12,992

Other derivative contracts
Equity	1,273	1,515	1,886	1,356	431		1,653
Credit	4,123	3,921	10,842	8,614	1,046		1,654
Other	462	422	1,118	661	165		237

	5,858	5,858	13,846	10,631	1,642		3,544

Trading derivatives’ market valuation	$23,077	$21,575	$41,028	$37,407	$19,147		$19,522

ALM
Interest rate contracts
Forward rate agreements			$—	$2	$2		$—
Swaps			852	1,671	464		447
Options			1	—	4		—

			853	1,673	470		447

Foreign exchange and gold contracts
Forwards			629	1,404	113		646
Swaps			1,994	1,881	1,927		3,982
Options			—	—	—		—

			2,623	3,285	2,040		4,628

Other derivative contracts
Equity			50	218	236		26
Credit			225	228	12		66
Other			31	—	55		—

			306	446	303		92

ALM derivatives’ market valuation			$3,782	$5,404	$2,813		$5,167

Total derivative instruments before netting			$44,810	$42,811	$21,960		$24,689

Less: impact of master netting and collateral			24,076	24,076	12,886	(2)	12,886	(2)

Total derivative instruments			$20,734	$18,735	$9,074	(2)	$11,803	(2)

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2007 are: favourable $12,880 and unfavourable $12,356. Average fair value amounts are based on month-end balances.

(2)	Amounts have been reclassified to conform with the current presentation.

152     2008 Scotiabank Annual Report

Included in the above ALM derivatives’ market valuation amounts are derivatives designated in hedging relationships as follows:

	2008		2007
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable

Derivatives designated in fair value hedging relationships	$1,391	$578	$178	$1,013
Derivatives designated in cash flow hedging relationships	$689	$1,561	$1,021	$2,206
Derivatives designated in net investment hedging relationships	$15	$19	$—	$—

Total derivatives designated in hedging relationships	$2,095	$2,158	$1,199	$3,219

Due to the ineffective portion of designated hedges, the Bank recorded a net gain of nil (2007 — loss of $11 million) during the year, of which a gain of $12 million (2007 — loss of $20 million) related to cash flow hedges. No ineffectiveness was recognized on net investment hedges. In addition to the above, the Bank recorded a cumulative mark-to-market loss of $162 million during the year relating to interest rate derivatives used for certain asset/liability management purposes that did not qualify for hedge accounting.

Acquisitions
(a) Canadian acquisitions
Current Year
The Bank completed the acquisition of E*TRADE Canada on September 22, 2008, through the acquisition of 100% of the outstanding shares for cash consideration of US $470 million. The Bank has not completed its assessment and valuation of the assets acquired and liabilities assumed for this acquisition. As a result, the amount of the purchase price in excess of the carrying value of the acquired assets and liabilities has not been fully allocated to the acquired assets and liabilities in the Consolidated Balance Sheet.
     On October 6, 2008, the Bank announced an agreement to purchase Sun Life Financial Inc.’s ownership stake in CI Financial Income Fund for approximately $2.3 billion. This sale will result in the Bank acquiring 104,609,895 trust units of CI Financial Income Fund, representing 37.6 per cent of the outstanding units. This transaction is expected to close in the first quarter of 2009 and is subject to the satisfaction or waiver of customary closing conditions, including the receipt of all applicable regulatory approvals. This investment will be accounted for under the equity method of accounting.
Prior Year
The Bank completed the acquisition of Dundee Bank of Canada on September 28, 2007, for cash consideration of $260 million. Total assets were $2.5 billion at acquisition, comprised primarily of short-term deposits, available-for-sale debt securities and residential mortgages. Goodwill on this investment was not significant.
     The Bank completed an 18% equity investment in DundeeWealth Inc. for $348 million on September 28, 2007, with the right to acquire up to 20%. The investment was a combination of voting and convertible non-voting shares issued out of treasury by DundeeWealth Inc. During the third quarter of 2008, the Bank exercised its right and acquired additional shares, bringing its ownership interest to approximately 19.3%. This investment is accounted for under the equity method of accounting.
(b) International acquisitions
Current Year
During the second half of 2008, the Bank acquired an additional 20% of Scotiabank Peru for approximately $230 million, which increases the Bank’s ownership in Scotiabank Peru from 78% to 98%. This transaction resulted in an increase in goodwill of $62 million. There is also a reduction in non-controlling interest in subsidiaries of $164 million.
     The Bank completed the acquisition of Chile’s Banco del Desarrollo on November 26, 2007, through the acquisition of 99.55% of the outstanding shares. The purchase price was approximately $1.0 billion Canadian dollar equivalent (CDE), representing a cash payment of $537 billion Chilean Pesos. Based on acquisition date fair values, the total purchase price has been allocated to CDE $6.5 billion of tangible assets, primarily loans, acquired, CDE $6.3 billion of liabilities, primarily deposits, assumed and an estimated value of intangibles and goodwill acquired of CDE $907 million. Subsequent to the acquisition, the Bank has combined the operations of Banco del Desarrollo with its existing Scotiabank Sud Americano banking operations in the International Banking segment.
     The purchase price allocations for 2008 acquisitions may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed. However, these refinements are not expected to be significant.
Prior Year
The Bank completed a 24.99% equity investment in Thanachart Bank for $225 million on July 19, 2007. This investment is accounted for under the equity method of accounting.
     The Bank and one of its subsidiaries acquired 68% of Dehring Bunting & Golding Ltd. (DB&G) on December 13, 2006 for $76 million. Following a reorganization to combine its similar operations with DB&G, the subsidiary now owns 77% of DB&G. After minority interest in its subsidiary, the Bank has a net interest of 55.28% in DB&G. Goodwill on this investment was not material.

2008 Scotiabank Annual Report     153

Consolidated Financial Statements

Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
The consolidated financial statements of the Bank have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements are as follows:
Reconciliation of net income

	Net income
For the year ended October 31 ($ millions)	2008	2007	2006

Net income based on Canadian GAAP	$3,140	$4,045	$3,579
Employee future benefits (a)	(24)	(31)	24
Restructuring costs (b)	(8)	—	—
Transfers of loans through securitizations (c)	—	4	(9)
Derivative instruments and hedging activities (d)	201	(30)	(1)
Unrealized gains (losses) on securities reclassified (e)	(63)	(12)	(2)
Conversion of loans into debt securities (e)	(16)	29	9
Available-for-sale securities (e)	(7)	7	8
Computer software (f)	(7)	(11)	(20)
Stock-based compensation (g)	(41)	(17)	(23)
Stock-based compensation-transition adjustment (g)	—	—	(12)
Tax effect of above differences	(20)	32	3

Net income based on U.S. GAAP	$3,155	$4,016	$3,556

Preferred dividends paid	(107)	(51)	(30)

Net income available to common shareholders based on U.S. GAAP	$3,048	$3,965	$3,526

Earnings per common share based on U.S. GAAP (in dollars)(1):
Basic	$3.09	$4.01	$3.57
Diluted	$3.07	$3.98	$3.52

(1)	Earnings per share calculations are based on full dollar and share amounts.
(a) Employee future benefits
Commencing fiscal 2007, the Bank prospectively adopted a new U.S. GAAP standard which requires: (i) the recognition of a pension and other post-retirement plan’s over-funded or under-funded status as an asset or liability, respectively; and (ii) the recognition of existing unrecognized net actuarial gains and losses, prior service costs and credits, and net transitional assets or obligations in other comprehensive income. The new standard also requires, commencing in fiscal 2009, the measurement of defined benefit plan assets and obligations at the fiscal year-end date. Prior to fiscal 2007, U.S. GAAP required the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the U.S. GAAP Consolidated Balance Sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income. Upon adoption of the new standard, the minimum pension liability previously recorded under U.S. GAAP was eliminated as part of the transitional adjustment. Although the new U.S. GAAP standard changes the balance sheet presentation of post-retirement benefit plans, the recognition and measurement of pension expense under U.S. GAAP remains unchanged.
     Canadian GAAP requires that only the cumulative difference between pension income/ expense and funding contributions be reflected in the Bank’s Consolidated Balance Sheet. Although Canadian and U.S. GAAP are substantially consistent with respect to recognition and measurement of pension expense, there still continues to be a difference in the charge to income between Canadian and U.S. GAAP, principally due to differences in the amortization of the transitional amounts resulting from differing adoption dates of the previous standards, and differences in the treatment of the pension valuation allowance. Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. U.S. GAAP does not permit recognition of a pension valuation allowance.
     The impact of adoption of the U.S. GAAP standard as at October 31, 2007 was an increase of $136 million in other assets, an increase of $538 million in other liabilities, and a decrease of $402 million (net of tax is $262 million) in accumulated other comprehensive income. The adoption of the U.S. GAAP standard had no effect on the Bank’s Consolidated Statement of Income under U.S. GAAP for the years ended October 31, 2007 and 2008.
(b) Restructuring costs
Under Canadian GAAP, restructuring costs incurred for activities initiated prior to April 1, 2003, were accrued as liabilities provided that a restructuring plan detailing all major actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. Under U.S. GAAP, for activities initiated prior to January 1, 2003, additional criteria were required to have been met prior to accrual, including that certain restructuring costs be incurred within one year from the date of approval of the restructuring plan; the accruals recorded under Canadian GAAP for certain planned restructuring costs not incurred within the one-year time limit were reversed under U.S. GAAP and the costs are expensed as incurred. For restructuring costs incurred for activities initiated after March 31, 2003, Canadian and U.S. GAAP are consistent.
(c) Transfers of loans through securitizations
Effective July 1, 2001, the Bank adopted a new Canadian accounting guideline for transfers of loans on a prospective basis. This guideline is consistent with the U.S. standard for transfers of loans adopted on April 1, 2001.
     Prior to the adoption of the new Canadian guideline, transfers of loans were treated as sales under Canadian GAAP when the significant risks and rewards of ownership were transferred. Gains on transfers of loans were recognized immediately, unless there was recourse to the Bank in excess of expected losses, in which case the gains were considered unrealized and deferred until they were collected in cash and there was no recourse to that cash. Under U.S. GAAP, gains on transfers

154     2008 Scotiabank Annual Report

of loans that qualify as sales are recognized in income at the time of sale. There will continue to be differences in Canadian and U.S. GAAP income until the deferred gains related to assets securitized prior to July 1, 2001 have all been recognized in Canadian GAAP income.
Prior to the harmonization of Canadian and U.S. GAAP, some transfers of assets did not qualify for sale accounting under U.S. GAAP. These transfers have been accounted for as secured lending arrangements under U.S. GAAP. This results in the assets remaining on the U.S. GAAP Consolidated Balance Sheet and in the net spread being recognized in U.S. GAAP income over the term of the loans rather than immediate recognition of a gain.
(d) Derivative instruments and hedging activities
As described in Note 1, Canadian GAAP is substantially consistent with U.S. GAAP for the Bank’s activities relating to hedging, most embedded derivatives and recognition of inception gains on derivatives valued using unobservable market data. The current year reconciling items between Canadian and U.S. GAAP relate primarily to the bifurcation of credit-related embedded derivatives in synthetic collateralized debt obligation (CDO) structures required under Canadian GAAP.
     Prior to November 1, 2006, the Bank, under Canadian GAAP, accounted for derivative instruments held for asset/liability management purposes on an accrual basis if they qualified for hedge accounting. Under U.S. GAAP, hedges were categorized as fair value, cash flow or net investment hedges and followed the current Canadian GAAP accounting described in Note 1 for hedges.
     The Bank recorded in its U.S. GAAP consolidated financial statement an after-tax loss of $5 million in 2006 representing the ineffective portion of designated hedges. On a U.S. GAAP basis, the Bank expected to reclassify an after-tax loss of $15 million in 2006 from accumulated other comprehensive income to earnings as a result of its cash flow hedges within the next twelve months. For fiscal 2007 and 2008, the ineffective portion of designated hedges and the expected reclassification to earnings as a result of cash flow hedges within the next twelve months are consistent with Canadian GAAP (refer to Notes 27 and 16, respectively). The maximum term of cash flow hedges was less than 10 years for all periods presented.
     Prior to fiscal 2007, the unrealized gain or loss arising at the inception of a derivative transaction was recognized in U.S. GAAP income only when the fair value of the derivative was obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. As described in Note 1, effective November 1, 2006, Canadian GAAP is consistent with U.S. GAAP in this respect. On a U.S. GAAP basis, this requirement resulted in an after-tax loss of $2 million in 2006.
(e) Securities
As described in Note 1, Canadian GAAP is substantially harmonized with U.S. GAAP for the Bank’s activities relating to the accounting for securities. The significant differences between Canadian and U.S. GAAP for fiscal 2008 and prior years are described below.
     Under Canadian GAAP, securities are accounted for on a settlement date basis. Under U.S. GAAP, securities are required to be accounted for on a trade date basis.
     Prior to November 1, 2006, securities were classified as either trading or investment under Canadian GAAP. The Bank carried investment securities at cost or amortized cost. On a Canadian GAAP basis, other-than-temporary declines in the value of investment securities were recorded in income based on net realizable value; declines in fair values were generally presumed to be other-than-temporary if conditions indicating impairment had persisted for a longer period of time than under U.S. GAAP. On a U.S. GAAP basis, other-than-temporary declines are recognized in income based on fair values; declines in fair values are generally presumed to be other-than-temporary if they have persisted over a number of quarters.
     Prior to November 1, 2006, under U.S. GAAP, unrealized gains and losses on available-for-sale securities, net of related income taxes, were recorded in other comprehensive income until realized, except for the unrealized gains and losses on hedged available-for-sale securities, which were recorded in U.S. GAAP income.
     Under Canadian GAAP, debt securities acquired in a loan restructuring prior to May 1, 2003 were recorded at net book value. Under U.S. GAAP, the debt securities are recorded at their fair value with the difference between the carrying value of the loans and the fair value of the debt securities acquired recorded in income. For debt securities acquired in a loan restructuring after April 30, 2003, Canadian and U.S. GAAP are consistent.
     Prior to fiscal 2007, certain securities with embedded derivatives were reclassified from available-for-sale to trading securities. Under Canadian GAAP, these securities were classified as investment securities.
     As described in Note 1, Canadian GAAP was amended on October 24, 2008 allowing a reclassification of non-derivative financial assets out of the held-for-trading category under rare circumstances. For fiscal 2008, the Bank reclassified specified assets out of trading securities to available-for-sale securities effective August 1, 2008, as permitted under Canadian GAAP. Under U.S. GAAP, this reclassification is effective October 31, 2008.
(f) Computer software
U.S. GAAP requires qualifying software costs to be capitalized and depreciated over the useful life of the software. Prior to November 1, 2003, these costs were expensed as incurred under Canadian GAAP. For software costs incurred after November 1, 2003, Canadian and U.S. GAAP are consistent.
(g) Stock-based compensation
Effective November 1, 2005, the Bank adopted, on a modified prospective basis, a new U.S. GAAP standard amending the accounting for stock-based compensation to new awards and to any awards modified, repurchased or cancelled after the effective date. The prospective adoption of the standard requires the use of a fair-value-based method, rather than an intrinsic-value-based method, to measure and account for the cost of employee services received in exchange for an award linked to the Bank’s common shares. The greatest impact was on the Bank’s employee stock option plan.
     The pre-tax cumulative effect of adopting the new standard in fiscal 2006 was $12 million incremental compensation expense. The U.S. GAAP stock-based compensation expense for 2008 and 2007 were quantified using the Black-Scholes option pricing model and the following weighted average assumptions:

As at	October 31, 2008	October 31, 2007

Risk-free interest rate	2.46%	4.59%
Expected dividend yield	3.76%	3.37%
Expected price volatility	38.2%	18.1%
Expected life of option	6.0 years	6.1 years
     Under Canadian GAAP, the Bank uses an intrinsic-value-based method to record stock-based compensation expense for all liability classified awards. Effective November 1, 2005, the Bank adopted a new pronouncement amending the accounting for stock-based compensation for employees eligible to retire before the vesting date and permitted application on a retrospective basis. There was also a corresponding change in U.S. GAAP; however, this change was required to be applied prospectively under U.S. GAAP for awards granted in fiscal 2006 and onwards.

2008 Scotiabank Annual Report     155

Consolidated Financial Statements
(h) Liabilities and equity
Under Canadian GAAP, the preferred shares issued by Scotia Mortgage Investment Corporation that were redeemed on October 31, 2007 and the Scotiabank Trust Securities issued by BNS Capital Trust are recorded as capital instrument liabilities. Under U.S. GAAP, these securities with conversion or conditional redemption features are recorded as non-controlling interest in subsidiaries.
(i) Non-cash collateral
Under Canadian GAAP, non-cash collateral received as part of securities lending transactions is not recognized in the Consolidated Balance Sheet. Under U.S. GAAP, collateral received for transactions where the Bank lends securities as principal is accounted for as a secured borrowing in the Consolidated Balance Sheet.
     The adjustment for non-cash collateral received in securities lending transactions resulted in an addition to other assets of $6,905 million (2007 — $11,154 million) and an addition to other liabilities of $6,905 million (2007 — $11,154 million).
(j) Comprehensive income
As described in Note 1, commencing in fiscal 2007, the Bank adopted a new Canadian GAAP standard that requires a statement of comprehensive income to form part of the consolidated financial statements, consistent with U.S. GAAP. Prior to November 1, 2006, the requirement to present a statement of comprehensive income did not exist under Canadian GAAP. The main reconciling items between Canadian GAAP and U.S. GAAP relating to comprehensive income in 2007 primarily result from the reversal of certain hedge adjustments recorded in U.S. GAAP prior to November 1, 2006 and repayments and maturities of debt securities acquired in a loan restructuring prior to May 1, 2003. In addition, the fiscal 2008 reconciling items also include the reclassification of amounts relating to trading and available-for-sale securities and changes in assets and liabilities relating to employee future benefits.
(k) Non-controlling interest in subsidiaries
Under U.S. GAAP, non-controlling interest in subsidiaries is presented separately.
(l) Income taxes
On November 1, 2007, the Bank adopted, for U.S. GAAP purposes, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an uncertain tax position taken or expected to be taken on a tax return.
     FIN 48 uses a two-step approach for evaluating tax positions: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized; and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB).
     The adoption of FIN 48 had no material impact on opening retained earnings under U.S. GAAP. The amount of unrecognized tax benefits as of November 1, 2007 was $418 million. There was a net $72 million increase during 2008 related to tax positions taken during prior periods. The 2008 balance of $490 million of unrecognized tax benefits, if recognized, would affect the effective tax rate. It is difficult to project how unrecognized tax benefits will change over the next 12 months. The Bank operates in Canada, the U.S. and other foreign jurisdictions, subject to examination by tax authorities.
Consolidated statement of comprehensive income (loss)

	2008
	Canadian		U.S.
For the year ended October 31 ($ millions)	GAAP	Adjustments	GAAP	2007	2006

Net income	$3,140	$15	$3,155	$4,016	$3,556
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses), net of hedging activities(1)	2,368	74	2,442	(2,230)	(360)
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities(2)	(1,588)	(95)	(1,683)	(141)	(18)
Change in gains (losses) on derivative instruments designated as cash flow hedges(3)	(519)	(6)	(525)	115	(38)
Change in additional minimum pension liability(4)	—	—	—	—	2
Change in pension asset and liability(5)	—	35	35	—	—

Total other comprehensive income (loss)	$261	$8	$269	$(2,256)	$(414)

Total comprehensive income (loss)	$3,401	$23	$3,424	$1,760	$3,142

Accumulated other comprehensive income (loss)(6)

	2008
	Canadian		U.S.
For the year ended October 31 ($ millions)	GAAP	Adjustments	GAAP	2007	2006

Unrealized foreign currency translation gains (losses), net of hedging activities	$(2,181)	$(42)	$(2,223)	$(4,665)	$(2,435)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	(949)	(33)	(982)	701	842
Derivative instruments designated as cash flow hedges	(466)	1	(465)	60	(55)
Employee future benefits(7)	—	(251)	(251)	(286)	(39)

Total accumulated other comprehensive income (loss)	$(3,596)	$(325)	$(3,921)	$(4,190)	$(1,687)

(1)	U.S. GAAP amounts are net of income tax benefit of $159 (2007 — expense of $427; 2006 — nil).

(2)	U.S. GAAP amounts are net of income tax benefit of $717 (2007 — benefit of $65; 2006 — benefit of $4).

(3)	U.S. GAAP amounts are net of income tax benefit of $246 (2007 — expense of $48; 2006 — benefit of $20).

(4)	The 2006 adjustment is net of income tax expense of $2.

(5)	U.S. GAAP amounts are net of income tax expense of $12 (not applicable for 2007 and 2006).

(6)	All amounts presented are net of income tax.

(7)	The 2007 adjustment relates to the application of the new standard on employee future benefits. Refer to the discussion of Employee future benefits in (a) above.

156     2008 Scotiabank Annual Report

Condensed consolidated balance sheet

	2008					2007
	Canadian			U.S.	Canadian			U.S.
As at October 31 ($ millions)	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP

Assets
Cash resources	$37,318	$—		$37,318	$29,195	$—		$29,195
Securities
Trading	48,292	721	[e]	49,013	59,685	1,042	[e]	60,727
Available-for-sale	38,823	(55)[e]		38,768	28,426	(279)[e]		28,147
Equity accounted investments	920	—		920	724	—		724
Securities purchased under resale agreements	19,451	—		19,451	22,542	—		22,542
Loans	288,680	1,668	[c,d]	290,348	227,147	1,215	[c,d]	228,362
Derivative instruments	44,810	—		44,810	21,960	—		21,960
Other	29,331	9,258	(1)	38,589	21,831	13,261	(5)	35,092

	$507,625	$11,592		$519,217	$411,510	$15,239		$426,749

Liabilities and shareholders’ equity
Liabilities
Deposits	$346,580	$1,668	[c,d]	$348,248	$288,458	$1,224	[c,d]	$289,682
Derivative instruments	42,811	(9)[d]		42,802	24,689	(5)[d]		24,684
Other	91,238	10,198	(2)	101,436	76,852	14,283	(6)	91,135
Non-controlling interest in subsidiaries	502	(502)[k]		—	497	(497)[k]		—
Subordinated debentures	4,352	—		4,352	1,710	25	[d]	1,735
Capital instrument liabilities	500	(500)[h]		—	500	(500)[h]		—

	$485,983	$10,855		$496,838	$392,706	$14,530		$407,236

Non-controlling interest in subsidiaries	$—	$1,002	[h,k]	$1,002	$—	$997	[h,k]	$997
Shareholders’ equity
Capital stock
Preferred shares	$2,860	$—		$2,860	$1,635	$—		$1,635
Common shares and contributed surplus	3,829	—		3,829	3,566	—		3,566
Retained earnings	18,549	60	(3)	18,609	17,460	45	(7)	17,505
Accumulated other comprehensive income (loss)	(3,596)	(325	)(4)	(3,921)	(3,857)	(333	)(8)	(4,190)

	$21,642	$(265)		$21,377	$18,804	$(288)		$18,516

	$507,625	$11,592		$519,217	$411,510	$15,239		$426,749

Note references refer to GAAP differences described above.

(1)	Refer to a, b, c, d, e, f, i.

(2)	Refer to a, c, e, g, i.

(3)	Refer to a, b, c, d, e, f, g.

(4)	Refer to a, d, e, j.

(5)	Refer to a, b, c, d, e, f, i.

(6)	Refer to a, b, c, e, g, i.

(7)	Refer to a, b, c, d, e, f, g.

(8)	Refer to a, d, e, j.
Future accounting changes
Framework on fair value measurement
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. The standard establishes a framework for measuring fair value and expands disclosures surrounding fair value measurement. The requirements of this standard will be effective for the Bank beginning November 1, 2008 except for certain non-financial assets and liabilities. The Bank is currently assessing the impact of this standard.
Fair value option for financial assets and liabilities
In February 2007, the FASB issued Statement No. 159, Fair Value Option for Financial Assets and Liabilities. This standard allows an entity the option to measure certain financial assets and liabilities at fair value. Changes in fair value are recognized in earnings. The requirements of this standard will be effective for the Bank beginning November 1, 2008. This new standard is expected to eliminate a measurement difference between Canadian and U.S. GAAP.
Business combinations and Non-controlling interest
In December 2007, the FASB issued Statement No. 141 (revised), Business Combinations and Statement No. 160, Non-controlling Interests in Consolidated Financial Statements. These standards will require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at full fair value; related acquisition and restructuring costs to be expensed instead of being capitalized as part of the purchase consideration and require non-controlling interests to be reported as a separate component of equity. The requirements of these standards will be effective for the Bank for U.S. GAAP purposes for business combinations occurring on or after November 1, 2009.
Derivative instruments and Hedging activities
In March 2008, FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133. This standard requires enhanced disclosures for derivatives and hedged items and their effects on an entity’s financial position, results of operations and cash flows. The requirements of this standard will be effective for the Bank for fiscal 2010.

2008 Scotiabank Annual Report     157

Consolidated Financial Statements
Principal Subsidiaries(1)

As at October 31, 2008 ($ millions)	Principal office	Carrying value of shares

Canadian
BNS Capital Trust	Toronto, Ontario	$122

BNSII Group	Toronto, Ontario	$10,636
Montreal Trust Company of Canada	Montreal, Quebec
Scotia Merchant Capital Corporation	Toronto, Ontario
BNS Investments Inc.	Toronto, Ontario

Dundee Bank of Canada	Toronto, Ontario	$265

Maple Trust Company	Toronto, Ontario	$238

National Trustco Inc.	Toronto, Ontario	$509
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Toronto, Ontario

RoyNat Inc.	Toronto, Ontario	$62

Scotia Capital Inc.	Toronto, Ontario	$306
3045175 Nova Scotia Company	Toronto, Ontario	$504

Scotia Cassels Investment Counsel Limited	Toronto, Ontario	$16

Scotia Dealer Advantage Inc.(2)	Burnaby, British Columbia	$71

Scotia Life Insurance Company	Toronto, Ontario	$108

Scotia Mortgage Corporation	Toronto, Ontario	$247

Scotia Securities Inc.	Toronto, Ontario	$521

Scotiabank Capital Trust(3)	Toronto, Ontario	$5

Scotiabank Subordinated Notes Trust(3)	Toronto, Ontario	$1

International
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	$184

The Bank of Nova Scotia International Limited	Nassau, Bahamas	$9,413
Scotia Caribbean Treasury Limited	Nassau, Bahamas
BNS International (Barbados) Limited	Warrens, Barbados
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Limited	Grand Cayman, Cayman Islands
Scotia Insurance (Barbados) Limited	Warrens, Barbados
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland

Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica	$454
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Scotia DBG Investments Limited(4) (77.0%)	Kingston, Jamaica

Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.3%)	Mexico, D.F., Mexico	$2,327

Nova Scotia Inversiones Limitada	Santiago, Chile	$1,477
Scotiabank Sud Americano, S.A. (99.7%)	Santiago, Chile
Banco del Desarrollo (99.55%)	Santiago, Chile

Scotia Capital (USA) Inc.	New York, New York		(5)

Scotia Holdings (US) Inc.	Houston, Texas		(6)
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotiabanc Inc.	Houston, Texas

Scotia International Limited	Nassau, Bahamas	$1,013
Scotiabank Anguilla Limited	The Valley, Anguilla

Scotiabank de Puerto Rico	Hato Rey, Puerto Rico	$275

Scotiabank El Salvador, S.A. (99.5%)	San Salvador, El Salvador	$425

Scotiabank Europe plc	London, England	$2,218

Scotiabank Peru S.A.A. (97.6%)	Lima, Peru	$1,300

Scotiabank Trinidad & Tobago Limited (50.9%)	Port of Spain, Trinidad	$199

(1)	The Bank owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.

(2)	Formerly Travelers Leasing Corporation.

(3)	In terms of current accounting standards, this entity is not consolidated as the Bank is not the primary beneficiary.

(4)	Formerly Dehring, Bunting & Golding Limited.

(5)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.

(6)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.

158     2008 Scotiabank Annual Report

Shareholder information
Annual Meeting
Shareholders are invited to attend the 177th Annual Meeting of Holders of Common Shares, to be held on March 3, 2009, at The World Trade and Convention Centre, Port Royal Room, 1800 Argyle Street, Halifax, Nova Scotia, Canada, beginning at 10:00 a.m. (Atlantic Time).
Shareholdings and Dividends
Information regarding your shareholdings and dividends may be obtained by contacting the Transfer Agent.
Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.
     For more information on participation in the plan, please contact the Transfer Agent.
Listing of Shares
Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.
     Series 12, Series 13, Series 14, Series 15 , Series 16, Series 17, Series 18, Series 20 and Series 22 preferred shares of the Bank are listed on the Toronto Stock Exchange.
Stock Symbols

	TICKER	CUSIP
STOCK	SYMBOL	NO.
Common shares	BNS	06414910 7

Series 12, Preferred	BNS.PR.J	064149 81 8

Series 13, Preferred	BNS.PR.K	064149 79 2

Series 14, Preferred	BNS.PR.L	064149 78 4

Series 15, Preferred	BNS.PR.M	064149 77 6

Series 16, Preferred	BNS.PR.N	064149 76 8

Series 17, Preferred	BNS.PR.O	064149 75 0

Series 18, Preferred	BNS.PR.P	064149 74 3

Series 20, Preferred	BNS.PR.Q	064149 72 7

Series 22, Preferred	BNS.PR.R	064149 69 3

Dividend Dates for 2009
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE
January 6	January 28

April 7	April 28

July 7	July 29

October 6	October 28

Future Annual Meeting
The Annual Meeting for the fiscal year 2009 is scheduled for April 8, 2010, in St. John’s, Newfoundland.
Valuation Day Price
For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, and the two-for-one stock split in 1998. The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1971 pool.
Duplicated Communication
Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this annual report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result.
     If you receive, but do not require, more than one mailing for the same ownership, please contact the Transfer Agent to combine the accounts.
Credit Ratings

SENIOR LONG-TERM DEBT/DEPOSITS
DBRS	AA

Fitch	AA-

Moody’s	Aa1

Standard & Poor’s	AA-

SHORT TERM DEPOSITS/COMMERCIAL PAPER
DBRS	R-1(high)

Fitch	F1+

Moody’s	P-1

Standard & Poor’s	A-1+

SUBORDINATED DEBT
DBRS	AA(low)

Fitch	A+

Moody’s	Aa2

Standard & Poor’s	A+

PREFERRED SHARES
DBRS	Pfd-1

Moody’s	Aa3

Standard & Poor’s	A

2008 Scotiabank Annual Report      159

Consolidated Financial Statements
Glossary
Allowance for Credit Losses: An allowance set aside which, in management’s opinion, is adequate to absorb all credit-related losses from on and off-balance sheet items. It includes specific and general allowances.
Assets Under Administration and Management: Assets owned by customers, for which the Bank provides management and custodial services. These assets are not reported on the Bank’s consolidated balance sheet.
Bankers’ Acceptances (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
Basis Point: A unit of measure defined as one-hundredth of one per cent.
Capital: Consists of common shareholders’ equity, preferred shareholders’ equity and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.
Capital Instrument Liability: A financial instrument, normally qualifying as regulatory capital, that has the potential for being settled for a variable number of the Bank’s own equity instruments.
Derivative Products: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
Fair Value: The amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.
Foreign Exchange Contracts: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
Forward Rate Agreement (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
Futures: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
General Allowance: Established by the Bank to recognize credit losses which have occurred as at the balance sheet date, but have not yet been specifically identified on an individual item-by-item basis.
Hedging: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
Impaired Loans: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due a prescribed period. Interest is not accrued on impaired loans.
Marked-To-Market: The valuation of certain financial instruments at fair value as of the balance sheet date.
Net Interest Margin: Net interest income, on a taxable equivalent basis, expressed as a percentage of average total assets.
Notional Principal Amounts: The contract or principal amounts used to determine payments for certain off-balance sheet instruments, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
Off-Balance Sheet Instruments: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.
Options: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
Productivity Ratio: Measures the efficiency with which the Bank incurs expenses to generate revenue. It expresses non-interest expenses as a percentage of the sum of net interest income on a taxable equivalent basis and other income. A lower ratio indicates improved productivity.
Repos: Repos is short for “obligations related to assets sold under repurchase agreements” — a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
Return on Equity (ROE): Net income available to common shareholders, expressed as a percentage of average common shareholders’ equity.
Reverse Repos: Short for “assets purchased under resale agreements” — a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
Risk-Weighted Assets: Calculated using weights based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to balance sheet equivalents, using specified conversion factors, before the appropriate risk weights are applied.
Securitization: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans. The Bank normally accounts for these transfers as a sale, provided certain conditions are met, and accordingly, the loans are removed from the consolidated balance sheet.
Standby Letters of Credit and Letters of Guarantee: Assurances given by the Bank that it will make payments on behalf of clients to third parties. The Bank has recourse against its clients for any such advanced funds.
Structured Credit Instruments: A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.
Swaps: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.
Tangible Common Equity Ratio: The tangible common equity (TCE) is a ratio of TCE to risk-weighted assets. The level of tangible common equity is generally considered to be one of the most important measures of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. Tangible common equity is total shareholders’ equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, unamortized goodwill and intangible assets (net of taxes).
Taxable Equivalent Basis (TEB): The grossing up of tax-exempt income earned on certain securities to an equivalent before-tax basis. This ensures uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources.
Tier 1 And Total Capital Ratios: These are ratios of capital to risk-weighted assets, as stipulated by OSFI, based on guidelines developed under the auspices of the Bank for International Settlements (BIS). Tier 1 capital, the more permanent, consists primarily of common shareholders’ equity, non-controlling interest in subsidiaries plus non-cumulative preferred shares, less unamortized goodwill and ineligible intangible assets. Tier 2 capital consists mainly of subordinated debentures and the eligible general allowance. Together, Tier 1 and Tier 2 capital less certain deductions comprise total regulatory capital.
Value At Risk (VaR): An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.
Variable Interest Entity: An entity where its equity at risk is insufficient to permit the financing of its activities on a stand-alone basis or where its equity investors, as a group, lack certain essential characteristics of a controlling financial interest.
Yield Curve: A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

160      2008 Scotiabank Annual Report

Basel II Glossary
Credit Risk Parameters
Exposure at Default (EAD): Generally represents the expected gross exposure — outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.
Probability of Default (PD): Measures the likelihood that a borrower will default within a 1-year time horizon, expressed as a percentage.
Loss Given Default (LGD): Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
Exposure Types
Non-retail
Corporate: Defined as a debt obligation of a corporation, partnership, or proprietorship.
Bank: Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as Bank equivalent exposures).
Sovereign: Defined as a debt obligation of a sovereign, central bank, certain Multi Development Banks (MDBs) and certain PSEs treated as Sovereign.
Securitization: On-balance sheet investments in asset backed securities, mortgage backed securities, collateralized loan obligations and collateralized debt obligations, off-balance sheet liquidity lines to Bank’s own sponsored and third party Conduit’s, and credit enhancements.
Retail
Real Estate Secured
Residential Mortgage: Loans to individuals against residential property (four units or less).
Home Equity Lines Of Credit (HELOCs): Revolving personal lines of credit secured by home equity.
Qualifying Revolving Retail Exposures (QRRE): Credit cards and unsecured line of credit for individuals.
Other Retail: All other personal loans.
Exposure Sub-types
Drawn: Outstanding amounts for loans, leases, acceptances, deposits with banks and available-for-sale debt securities.
Undrawn: Unutilized portion of an authorized credit line.
Other Exposures
Repo-Style transactions: Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.
OTC derivatives: Over-the-counter derivatives contracts.
Other off-balance sheets: Direct credit substitutes such as standby letters of credits and guarantees, trade letters of credits, and performance letters of credits and guarantees.
Additional information
Corporate Headquarters
Scotiabank
Scotia Plaza
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-6161
Fax: (416) 866-3750
E-mail: email@scotiabank.com
For further information
 PUBLIC, CORPORATE AND GOVERNMENT AFFAIRS
Scotiabank
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com
CUSTOMER SERVICE CENTRE
 1-800-4-SCOTIA
Shareholder Services
TRANSFER AGENT AND REGISTRAR MAIN AGENT
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2Y1
Tel: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
CO-TRANSFER AGENT (U.S.A.)
 Computershare Trust Company N.A.
350 Indiana Street
Golden, Colorado 80401, U.S.A.
Tel: 1-800-962-4284
FINANCE DEPARTMENT
Scotiabank
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com
FINANCIAL ANALYSTS, PORTFOLIO MANAGERS AND OTHER INSTITUTIONAL INVESTORS
Tel: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com
Online
For product, corporate, financial and shareholder information: www.scotiabank.com and www.scotiacapital.com

SCOTIABANK BRIGHT FUTURE PROGRAM
Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank, present in some 50 countries around the world. Scotiabank is investing in the future of our communities by supporting opportunities for children where we live and work. Because our children deserve a bright future!
•	In Peru, schoolchildren learn about plants and animals by planting seeds in recycled plastic bottles, a project sponsored by the Scotiabank-supported organization Tierra de Niños (pictured above).

•	In Costa Rica, Scotiabank is working to restore a 72-hectare Metropolitan Park by revitalizing its natural vegetation.

•	In Jamaica, Scotiabank is proud to support a local school program, which provides children with a nutritious breakfast daily.

•	In Guyana, Scotiabank was recognized with the Award for Excellence in the workplace for its work with HIV/AIDS Awareness Campaigns.
For more information on what Scotiabank is doing in your community, visit:
www.scotiabankbrightfuture.com
www.scotiabankiluminandoelmanana.com

*	Trademarks of the Bank of Nova Scotia, used under licence (where applicable).